UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2008

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Explanatory note

This Report on Form 6-K contains Deutsche Bank AG's Annual Review 2007 and Financial Report 2007. This Report on Form 6-K is being filed in paper format pursuant to Section 101(b)(1) of Regulation S-T. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibits

Exhibit 99.1: Annual Review 2007.

Exhibit 99.2: Financial Report 2007.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 26, 2008 on pages 6 through 15 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS or U.S. GAAP, as the case may be, in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income before income tax
Average active equity	Average shareholders' equity
Pre-tax return on average active equity	Pre-tax return on average shareholders' equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders' equity
Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income attributable to Deutsche Bank shareholders
Diluted earnings per share (target definition)	Diluted earnings per share

For descriptions of these and other non-GAAP financial measures, please refer to pages (v), (vi), S-19 and S-20 of our 2007 Annual Report on Form 20-F (and the other pages referred to on such pages.

Annual Review 2007



Bank

A WORLD OF CHANGE

Our Identity.

We are a leading global investment bank with a strong and profitable private clients franchise. Our businesses are mutually reinforcing. A leader in Germany and Europe, we are powerful and growing in North America, Asia and key emerging markets.

Our Mission.

We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

A Passion to Perform.

This is the way we do business: pursuing excellence, delivering unique insights and innovative solutions, and building long-term relationships.

Deutsche Bank

The Group at a Glance

	2007	2006
Return on average total shareholders' equity (post tax)	18.0%	20.4%
Pre-tax return on average total shareholders' equity	24.3%	28.0%
Pre-tax return on average active equity[1]	29.2%	32.7%
Basic earnings per share	13.65 €	12.96 €
Diluted earnings per share[2]	13.05 €	11.48 €
Book value per share issued[3]	69.84 €	62.42 €
Book value per basic share outstanding[4]	77.54 €	69.48 €
Cost/income ratio[5]	69.6%	69.7%
Compensation ratio[6]	42.7%	43.9%
Non-compensation ratio[7]	26.9%	25.8%

in € m.	2007	2006
Total revenues	30,745	28,494
Provision for credit losses	612	298
Total noninterest expenses	21,384	19,857
Income before income tax expense	8,749	8,339
Net income	6,510	6,079

in € bn.	Dec 31, 2007	Dec 31, 2006
Total assets	2,020	1,584
Shareholders' equity	37.0	32.8
BIS core capital ratio (Tier 1)	8.6%	8.5%

Number	Dec 31, 2007	Dec 31, 2006
Branches	1,889	1,717
thereof in Germany	989	934
Employees (full-time equivalent)	78,291	68,849
thereof in Germany	27,779	26,401

Long-term rating	Dec 31, 2007	Dec 31, 2006
Moody's Investors Service	Aa1	Aa3
Standard & Poor's	AA	AA-
Fitch Ratings	AA-	AA-

[1] We calculate this adjusted measure of our return on average total shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of €35,888 million for 2007 and €29,751 million for 2006 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of €3,841 million for 2007 and €2,687 million for 2006 and the average dividend accruals of €2,200 million for 2007 and €1,615 million for 2006. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

[2] Including numerator effect of assumed conversions.

[3] Book value per share issued is defined as shareholders' equity divided by the number of shares issued (both at period end).

[4] Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

[5] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

[6] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

[7] Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2007	
Change in total return[1]	(8.6)%
Share in equities trading (Xetra and Frankfurt Floor Trading)	8.1%
Average daily trading volume[2]	8.1 million shares
Share price high	€118.51
Share price low	€81.33
Dividend per share (proposed for 2007)	€4.50
As of December 31, 2007	
Issued shares	530,400,100
Outstanding shares	501,065,281
Share capital	€1,357,824,256.00
Market capitalization	€47.41 billion
Share price[3]	€89.40
Weighting in the DAX	5.6%
Weighting in the Dow Jones STOXX 50	1.4%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra.
[2] Orderbook statistics (Xetra).
[3] Xetra – closing price.

Winning in a World of Change.

The [illegible] and, owing to the [illegible] predictably than in the past. [illegible] happening, but also [illegible] focus and intellectual capital [illegible] knowledge of economic and cultural needs in established and emerging markets – these are the qualities that make Deutsche Bank successful in today's world. We have been investing for years in our ability to adjust to change. We have developed instruments and capabilities enabling us now and in the future to turn change into opportunity [illegible] opportunity into success. For our shareholders. For our clients. For our staff. For our future.

Dear Shareholders,



Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee

2007 was an exceptionally challenging year – for the global economy, for the world's financial markets, for the banking sector, and for Deutsche Bank. For the first six months, business conditions were very favourable: the sentiment on financial markets was positive, and momentum in the global economy was strong. However, during the second half of the year, the crisis in the "sub-prime" segment of the mortgage market had a profound impact on the world's financial markets. As investors' concerns grew, conditions for both credit and liquidity in the global financial system became significantly more difficult. This, in turn, affected equity markets, which experienced both volatility and substantial corrections. The impact of the sub-prime crisis, and its wider ramifications, were felt acutely in the banking sector. In both the U.S. and Europe, banks with direct exposure to sub-prime mortgage debt, and to securities in related areas, saw their earnings significantly impacted. The crisis has persisted into the early months of 2008, and continues to weigh on both financial markets and the wider global economy.

Against this very challenging backdrop, Deutsche Bank turned in a very solid performance. We took good advantage of the favourable conditions of the first half of 2007, and showed strength and resilience as conditions became more difficult later in the year. We were less impacted by the sub-prime crisis than some other major banks, having positioned ourselves defensively, at an early stage, in the areas most directly affected by the crisis. We also benefited from effective risk management and a wel-diversified business model. For the full year 2007, revenues were € 30.7 billion, up 8 %, while pre-tax profits were up 5 % to € 8.7 billion, and net income rose by 7 % to € 6.5 billion. As a result, our pre-tax return on average active equity, as per our target definition, was 26 %, above our over-the-cycle target of 25 %, and our diluted earnings per share, also per target definition, were € 10.79. We also strengthened our capital base: Tier 1 capital rose by nearly € 5 billion to more than € 28 billion.

This robust performance enables us to maintain our attractive dividend policy. At our Annual General Meeting in May, we will propose a dividend of €4.50 per share, up from €4.00 per share in 2007. If shareholders accept this recommendation, our dividend will have risen three-fold since 2003. Our share price declined by 12% – disappointing, but nevertheless outperforming the Euro stoxx Banks index, which declined 17%, and substantially outperforming some of our international peers.

Our Corporate and Investment Bank turned in a pre-tax profit of €5.1 billion for 2007 – a very solid result, given the environment in the second half. Our Corporate Banking and Securities business produced pre-tax profits of €4.2 billion. In our sales and trading activities, some high-volume "flow" businesses, such as foreign exchange and money market trading, performed very well, while in equities trading, momentum was also strong in our customer-facing business; however, some credit trading businesses, notably in areas related to sub-prime, were impacted by the turbulent markets. In Corporate Finance, our advisory business produced record revenues, but our debt origination business was affected by difficult markets for leveraged finance and high-yield debt, which necessitated write-downs on our holdings of leveraged loans and loan commitments. Our Global Transaction Banking (GTB) business produced outstanding results, with pre-tax profits rising 34% to €945 million, thanks to revenue growth in all key product areas and tight control of costs.

Our Private Clients and Asset Management (PCAM) business turned in a robust performance, with pre-tax profits rising 6% to €2.1 billion. At the end of the year, the business had invested assets of €952 billion, up from €908 billion at the end of 2006. Our Asset and Wealth Management business, comprising both Asset Management and Private Wealth Management, produced pre-tax profits of €913 million, slightly ahead of 2006, and also attracted €40 billion of net inflows of invested assets during the year. Our Private & Business Clients business delivered pre-tax profits of €1.1 billion, up 10%, while at the same time integrating Berliner Bank and norisbank in our home market, Germany, and investing in our fast-growing presence in China, India and Poland. The solid results of both PCAM and GTB, in a difficult environment, demonstrate the value of these "stable" businesses and their contribution to the diversification of Deutsche Bank's earnings.

2007 was also a year in which Deutsche Bank invested in its worldwide presence. Our headcount grew by over 9,400 during the year. Of these, over 4,300 were in Asia, reflecting our commitment to take advantage of the opportunities in this dynamic and fast-growing region. We also added over 1,700 employees in the Americas. In Germany, our headcount grew by nearly 1,400, while in the rest of Europe, and the Middle East, we added 1,000 people. With a presence in 76 countries and 150 different nationalities represented on our staff, the global reach of our network, and the diversity of our people, are unique assets. Our growth in 2007, across all parts of the world, underlines our commitment to invest in these assets.

As we look forward, the near-term outlook continues to be very challenging. Conditions remain difficult both in financial markets and the wider economy. Credit, for both individuals and businesses, is likely to be more expensive and less widely available than before the crisis. Real estate markets in the U.S. and some European countries remain difficult. The rising cost of energy and of other commodities adds inflationary pressure. On financial markets, conditions for both credit and liquidity are still tight, and investors, both private and institutional, remain wary. The environment for the banking sector is therefore likely to remain challenging in the near term.

Deutsche Bank has a strong operating platform and a clear, focused strategy. Tight management of risks, capital and costs will continue to be a priority. We have built leading positions in our core businesses, and are thus well-placed to benefit from a flight to quality. We will continue to develop our "stable" businesses and build on our competitive edge in investment banking. Furthermore, we will continue to exploit synergies across these mutually reinforcing businesses.

The longer-term trends which are shaping our environment remain in place, and these trends favour Deutsche Bank. The pace of globalisation continues, as the momentum of key Asian economies, including China and India, and of energy-producing nations, is largely sustained. The world's capital markets continue to gain in importance as a means of connecting issuers and investors across the globe in an environment where capital constraints restrict traditional bank lending. Invested assets continue to grow, as private individuals plan for their retirement and as new wealth is created in fast-growing economies. As a world-leading investment bank and a major global asset gatherer, we are well-positioned to benefit from these trends.

Deutsche Bank has proven its strength in both favourable and unfavourable markets. Our strategy is right, and we will stay the course. Our highest priority is to serve the interests of our shareholders, clients, employees, and the communities in which we operate. Despite the uncertainties in our business environment, this commitment remains as strong as ever.

Yours sincerely,

Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2008

Group Executive Committee











1
Pierre de Weck, born 1950
Head of Private Wealth Management.

2
Jürgen Fitschen, born 1948
Global Head of Regional Management.
Chairman of the Management Committee Germany.

6
Kevin Parker, born 1959
Head of Asset Management.

3
Anthony Di Iorio, born 1943
Management Board member since 2006.
Chief Financial Officer, responsible for Finance, Tax, Corporate Insurance, Investor Relations, Audit and Operations of Securities Settlement according to MaRisk*.

7
Dr. Hugo Bänziger, born 1956
Management Board member since 2006.
Chief Risk Officer, responsible for Risk Management, Legal, Compliance, Corporate Governance, Corporate Security and Treasury & Capital Management.

* Minimum requirements for risk management according to Bundesanstalt für Finanzdienstleistungsaufsicht.



4
Anshu Jain, born 1963
Head of Global Markets.

8
Reiner Neske, born 1964
Head of Private & Business Clients.

5
Dr. Josef Ackermann, born 1948
Management Board member since 1996.
Chairman of the Management Board and the Group Executive Committee, responsible for Corporate and Investment Bank, Private Clients and Asset Management, Corporate Investments, Regional Management as well as Communications & Corporate Social Responsibility, Corporate Development and Economics.

9
Hermann-Josef Lamberti, born 1956
Management Board member since 1999.
Chief Operating Officer, responsible for Human Resources, Information Technology, Operations (excluding Securities Settlement according to MaRisk*), Cost and Infrastructure Management, Building and Facilities Management as well as Purchasing.

10
Michael Cohrs, born 1956
Head of Global Banking.

Members of the Management Board of Deutsche Bank AG.





// For us our stake in Deutsche Bank is an enhancement of our investment portfolio. We believe Deutsche Bank has a very solid, sustainable growth strategy and the right management team to deliver on that strategy

Dr. Omar Bin Sulaiman, Governor of Dubai International Financial Centre (DIFC), Dubai

Deutsche Bank Group

01 //

Well positioned for further profitable growth

MANAGEMENT STRUCTURE

The Management Board of Deutsche Bank AG has as its prime responsibility the Group's strategic management, resource allocation, financial accounting and controls, capital and risk management, and internal controls. The Management Board is supported in the performance of its leadership and oversight duties by functional committees which are chaired by Management Board members, and by the Corporate Center.

In May 2007, Tessen von Heydebreck retired from the Management Board, which until then had consisted of five members. His responsibilities – Human Resources, Legal, Compliance, Audit and Corporate Social Responsibility – were re-allocated among the four remaining Management Board members.

The Group Executive Committee (GEC) is made up of the members of the Management Board, the heads of the five core businesses, and the Head of Regional Management. The GEC supports the Management Board in its decision-making. At regular meetings, it reviews developments within the businesses, discusses matters of Group strategy and formulates recommendations for the Management Board. Josef Ackermann chairs both the Management Board and the GEC.


Functional Committees
Group Executive Committee
Management Board
Business Heads/Regional Head
Corporate and Investment Bank
Corporate Investments
Private Clients and Asset Management
Regional Committees

GROUP DIVISIONS

Deutsche Bank's Group Divisions are: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

CORPORATE AND INVESTMENT BANK

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions, both public sector (including sovereign states and supranational bodies) and private sector entities, from medium-sized businesses to large multinational corporations.

CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking.

Corporate Banking & Securities comprises our Global Markets and Corporate Finance businesses, and covers Deutsche Bank's origination, sales and trading of securities, corporate advisory and M & A businesses, together with other corporate finance activities.

Global Transaction Banking covers Deutsche Bank's trade finance, cash management and trust & securities services businesses and serves both financial institutions and corporate clients.

Corporate Finance and Global Transaction Banking are together named Global Banking.

PRIVATE CLIENTS AND ASSET MANAGEMENT

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management provides retail clients across the globe with mutual fund products through our DWS and DWS Scudder franchises. Asset Management also provides institutional clients, including pension funds and insurance companies, with a broad range of services including traditional asset management, alternative assets, sophisticated absolute return strategies and real estate asset management. Private Wealth Management serves high net worth individuals and families worldwide. We provide these very discerning clients with a fully-integrated wealth management service, encompassing portfolio management, tax advisory, inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides private individuals and small to medium-sized businesses with a full range of traditional banking products, from current accounts, deposits and loans, investment management products and business banking services. Outside Germany, PBC has for some years operated in Italy, Spain, Belgium and Portugal, and more recently in Poland. We are also making focused investments in fast-growing Asian markets, for example in China and India.

CORPORATE INVESTMENTS

The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

ANTICIPATING THE TRENDS SHAPING OUR ENVIRONMENT

In the first six months of 2007, we performed very well in favourable markets. However, in the second half of the year, the environment became significantly more difficult, primarily as a consequence of the sub-prime crisis in the United States.

Problems related to sub-prime mortgages in the U.S.A. caused a widespread dislocation which severely impacted both investor confidence and liquidity across the world's financial markets. The effects of this crisis on the banking sector and on the wider economy, particularly in the U.S., are still working their way through the system. Deutsche Bank showed strength and resilience in the context of this fast-changing environment in 2007.

Our continued solid performance is due primarily to strong positioning in important markets and businesses – particularly in the light of the long-term trends shaping our industry: globalization, capital market growth, and invested asset growth.

Increasing globalization and the disappearance of geographical boundaries favours institutions which have built strong positions in emerging growth regions of the world. Deutsche Bank, with its presence in 76 countries around the world and more than 70 % of revenues in 2007 generated outside its home market, is one of the most "global" banks in the world.

As a leading global investment bank, Deutsche Bank also benefits from the growing importance of capital markets. Deutsche Bank has a business model which places an emphasis on innovative, high-value products and customized solutions for demanding clients, both from public and private sector.

The demand for investment products is also growing around the world. In Germany and other mature markets, the need for private retirement funding drives this demand. In emerging markets such as Asia, Central or Eastern Europe and Latin America, creation of new wealth brings with it the growing need for private investment. With close to one trillion Euros of invested assets by clients at the end of 2007, Deutsche Bank is well-positioned to benefit from this trend, thanks to our strong positions in retail and institutional fund management, as well as a strong foothold in the fast-growing area of alternative investments. Furthermore, Deutsche Bank benefits from product development synergies across our business divisions, combining the capital markets expertise of our Investment Bank with the market intelligence of our salesforce to meet clients' needs.

STAYING THE COURSE

Deutsche Bank's strategy in light of these underlying trends is clear: we stay the course. We remain committed to Phase 3 of our management agenda, leveraging our global platform to accelerate global growth. We will maintain strict cost, risk and capital discipline. We will invest in our core businesses, through both organic growth and focused acquisitions. We will build out our "stable" businesses and expand on our competitive edge in investment banking. We will retain our focus on unlocking synergies across complementary business lines.

CONTINUING TO DELIVER ON OUR TARGETS

Deutsche Bank once again successfully delivered on its stated financial objectives in 2007, showing commendable resilience in the face of adverse market conditions. Per our target definition, which excludes significant gains and charges, pre-tax return on average equity was 26 % for the year, ahead of our over-the-cycle target of 25 %, and diluted earnings per share grew by 55 cents to € 10.79.

Global presence


New York
Frankfurt
Dubai
Singapore
London
Tokyo

● Regional major hub.
• Capital of country in which we are represented.

Responsible, value-driven and transparent management and control of Deutsche Bank

Effective corporate governance is an important part of our identity. The essential framework for this is provided by, first and foremost, the German Stock Corporation Act and German Corporate Governance Code, which was last amended in June 2007. Since our share is also listed on the New York Stock Exchange, we are also subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission and the New York Stock Exchange.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders; effective cooperation between the Management Board and Supervisory Board; a system of performance-related compensation; and transparent, timely reporting.

SHAREHOLDERS

Our shareholders are involved in the bank's most important decisions, as is legally required, including amendments to the Articles of Association, the apportionment of earnings, the issue of new shares and important structural changes. Deutsche Bank has only one class of share, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we support the use of electronic media for the Annual General Meeting. For example, shareholders can issue their voting instructions via the internet.

MANAGEMENT BOARD

The Management Board is responsible for managing the company and has overall control of Deutsche Bank Group companies. The Management Board ensures that all provisions of law and company internal policies are abided by and works to achieve compliance with those provisions by Group companies. The members of the Management Board together with the heads of Deutsche Bank's five core businesses, as well as the Head of Regional Management, form the Group Executive Committee. This committee analyzes the development of the business divisions, discusses matters of Group strategy and prepares recommendations for decisions taken by the Management Board.

SUPERVISORY BOARD

The Supervisory Board oversees and advises the Management Board in its management of the business. It appoints the members of the Management Board, and together with the Management Board, draws up its long-term succession plans. Major decisions affecting the bank require Supervisory Board approval. The Supervisory Board has specified the information and reporting duties of the Management Board and set up a Chairman's Committee, an Audit Committee and a Risk Committee – in addition to the Mediation Committee which is to be formed as a legal requirement. In October 2007, based on a new recommendation of the German Corporate Governance Code, the Supervisory Board also established a Nomination Committee, which is responsible for preparing the Supervisory Board's proposals for the Annual General Meeting's election of the shareholder representatives on the Supervisory Board. This task was previously allocated to the Chairman's Committee. Furthermore, responsibility for handling compliance issues has been clearly assigned to the Audit Committee.

PERFORMANCE-RELATED COMPENSATION
The compensation of the members of the Management Board is aligned primarily to their contribution to business performance and international industry standards. Part of the Management Board's compensation is equity-based, and this is driven by the performance of our share price relative to that of our peers. Compensation for the members of the Supervisory Board was adjusted by resolution of the 2007 Annual General Meeting. In the future, they will receive a higher fixed compensation as well as a variable compensation component related to the dividend and earnings per share (based on a 3-year average). The chair and deputy chair of the Supervisory Board as well as the chair and members of the Chairman's, Audit and Risk Committees receive additional compensation. The compensation of each member of the Management Board and the Supervisory Board, as well as the structure of our remuneration system, are published in the Compensation Report, which forms part of the Management Report (please refer to the Financial Report 2007, page 44 ff.).

REPORTING AND TRANSPARENCY
Shareholders and the interested public are regularly kept up to date, above all through the Annual Report including the Consolidated Financial Statements as well as the Interim Reports. Deutsche Bank Group's reporting is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency and facilitates comparability with our international peers.

DECLARATION OF CONFORMITY
On October 30, 2007, the Management Board and the Supervisory Board issued the annual Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act. It states that Deutsche Bank has complied, and will comply, with the recommendations of the Government Commission's German Corporate Governance Code with only one exception: the directors' and officers' liability insurance policy (D&O), specifically taken out to also include the members of the Management Board and the Supervisory Board, does not have a deductible.

Our complete Corporate Governance Report for 2007 can be found in our Financial Report 2007, starting on page 260 ff. This report and other documents on our corporate governance, such as the terms of reference for the Management Board, the Supervisory Board and its committees, are available on the Internet at www.deutsche-bank.com/corporate-governance.

We regularly check our corporate governance in light of new events, statutory requirements and developments in domestic and international standards, and make the appropriate adjustments.

A Passion to Perform for shareholders, clients, staff and the community

As a leading financial services provider, Deutsche Bank is committed to serving the interests of its shareholders, clients, staff and society. Globalization and its impact on the financial markets, significant capital accumulation in emerging and established economies, and the threat of climate change: these are challenges for which our stakeholders require solutions in order to continue to prosper. To us, this is a call to action, an opportunity, and a duty. Thanks to our high-performance business model, strong international presence and the high level of commitment of our staff, we can meet these expectations even in difficult times.


Shareholders
Clients
Staff
Society

SHAREHOLDERS
Our shareholders' respect for our company is the key to our long-term success as we compete for a scarce commodity: capital. To maintain this, we must secure a strong and stable earnings base of our business in an environment of strict risk control. Open and in-depth dialogue with our shareholders increases trust and helps to protect the value of their investment in our company.

CLIENTS
We aim to meet our clients' needs with skill, creativity and passion. To achieve this we offer first-class products and outstanding service, drawing on all of the resources of our Group. After thoroughly analyzing the needs of any given situation, we propose suitable options. In an ever more rapidly changing environment, our clients expect to be able to exploit opportunities and limit risks. Candid feedback provides us with useful hints on how we can improve our service even more.

STAFF
The skills and motivation of our staff are key to satisfying our demanding clients. Our attractiveness as an employer helps us to attract and retain the most talented people. We invest in technical and personal training and offer staff a wider range of possibilities for achieving their professional objectives and realizing their personal goals. We support our staff when they perform voluntary work for the community and also if they encounter difficult circumstances in their private lives.

THE COMMUNITY
Deutsche Bank recognizes its social responsibility and faces up to the challenges of our times. We support the education of young people, using our business skills as we do so. As cultural sponsors, we focus on art and music, and here, too, we pay particular attention to education and the future. We have recently increased our efforts to help deal with climate change and its effects as part of our philosophy of sustainable behaviour.

Shareholders

A higher dividend makes our share more attractive.

Structural Data		2007	2006	2005
Number of shareholders		360,785	348,196	411,593
Shareholders by group in % of share capital[1]	Institutional (including banks)	86	86	84
	Private	14	14	16
Regional breakdown in % of share capital[1]	Germany	45	54	52
	European Union (excluding Germany)	31	30	30
	Switzerland	9	5	6
	U.S.A.	13	10	11
	Other	2	1	1

Key Figures	2007	2006	2005
Change in total return of Deutsche Bank share[2]	(8.6)%	27.4%	28.8%
Share in equities trading (Xetra and Frankfurt Floor Trading)	8.1%	7.8%	5.2%
Dividend per share for the financial year (in €)	4.50[3]	4.00	2.50

Special Projects	
IFRS workshop	Joint analyst and journalist workshop to explain the differences and impact of the conversion in accounting from U.S. GAAP to IFRS since 2007.
Perception studies	Regular analyses of Deutsche Bank's perception among institutional investors are performed in order to gauge the Deutsche Bank share's attractiveness as an investment.
Share buyback program	Share buyback program 2006/07 completed, new share buyback program subsequently launched after the Annual General Meeting 2007.

[1] Figures rounded.
[2] Share price based on Xetra.
[3] Proposal for Annual General Meeting on May 29, 2008.

Clients

Oustanding performance for our demanding clients.

Structural Data		2007	2006	2005
Number of clients (rounded)				
Corporate and Investment Bank		56,900	54,200	54,800
Private Clients and Asset Management	Private & Business Clients	13,800,000	14,100,000	13,410,000
	Asset and Wealth Management			
	Retail Asset Management[1] (Germany/Luxembourg)	2,926,000	2,530,000	2,500,000
	Institutional Asset Management	2,400	2,300	2,600
	Private Wealth Management[2]	92,000	90,000	74,000

Key Figures		2007	2006	2005
Corporate and Investment Bank	Euromoney Poll of Polls, ranking	1	1	2
	Euromoney FX Poll, ranking	1	1	1
	Euromoney Awards for Excellence, number of awards won	31	21	19
	International Financing Review (IFR) Awards (majors)	18 (7)	26 (7)	12 (4)
Private Clients and Asset Management	Top rankings in Standard & Poor's Fund Awards for DWS Investments, category "Larger Group"[3]			
	Germany	2	2	3
	Austria	1	1	1
	Switzerland	1	1	2

Special Projects	
Corporate and Investment Bank	Acquisition of Abbey Life Assurance Company Ltd.
	Expansion of the bank's presence in the U.S. energy markets via new office in Houston.
	Launch of a new exchange-traded funds platform for funds in Europe and Asia.
	New branches in Algeria and Peru.
	Purchase of the institutional cross-border securities custody business of Garanti Bank A.S. in Turkey.
Private Clients and Asset Management	Opening of 66 db kredyt shops in Poland.
	Launch of innovative mutual funds which respond to major themes in today's societies: DWS Riester Rente Premium, DWS Invest Climate Change and DWS Invest Global Agribusiness.
	Acquisition of minority stake in Aldus Equity an alternative asset management and advisory boutique specializing in private equity investing.
	Successful placement of the world's first securitization of subordinated loans to microfinance institutions with external rating on the German market.

[1] Number of accounts.
[2] Change of data base: Number of client relationships excluding Private Client Services (U.S.A.).
[3] "Larger Group" definitions:
- Germany, Austria: 15 or more funds across at least five different sectors.
- Switzerland: 10 or more funds across at least four different sectors.

Staff

Postioning as employer of choice.

Structural Data		2007	2006	2005
Staff (full-time equivalents)[1]		78,291	68,849	63,427
Divisions	Private Clients and Asset Management	39.3%	41.1%	41.9%
	Corporate and Investment Bank	21.1%	20.9%	20.2%
	Corporate Investments	0.0%	0.1%	0.1%
	Infrastructure/Regional Management	39.6%	37.9%	37.8%
Regions	Germany	35.5%	38.3%	41.5%
	Europe (excluding Germany), Middle East and Africa	28.1%	29.1%	29.1%
	Americas	17.2%	17.0%	18.1%
	Asia/Pacific	19.2%	15.6%	11.3%
Qualifications[2]	University degree	64.4%	59.7%	55.6%
	High school certificate	17.4%	19.4%	22.8%
	Other school degrees	18.2%	20.9%	21.6%
Age[2]	up to 24	10.0%	8.9%	7.6%
	25–34	35.2%	34.7%	34.2%
	35–44	32.3%	33.8%	34.7%
	45–54	17.9%	18.3%	19.1%
	over 54	4.6%	4.3%	4.4%

Key Figures	2007	2006	2005
Employee Commitment Index	71	68	68
Employees leaving the bank for alternative employment	8.4%	7.0%	6.9%
Training (expenses in € million)	129	130	109
Apprenticeship programs (expenses in € million)	41	40	40

Special Projects	
Professional Training Award	For our employee training program "In eigener Sache - Fit for your Future Career" we received the IIR Germany professional training award. Key criteria for the award were: originality, feasibility, innovation of the concept as well as fostering staff members' development potential and enhancing their employability.
Transparency on all Compensation Components	Introduction of brochure "Full Compensation Overview" for our non-tariff employees in Germany, presenting a summary of all key compensation components and benefits including pension plan or sickness benefits.
Primary Health Care Program in India	Cooperation in India with a medical services provider to ensure a comprehensive and consistently high standard of health care for our staff members in Indian cities where the bank has operations.

[1] Staff (full time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Point of reference: Number of staff (headcount).

Society

More than money: Building social capital.

Structural Data	2007	2006	2005
Number of countries in which Deutsche Bank operates (including offshore sites)	76	73	73

Key Figures (in € million)		2007	2006	2005
Spending by Deutsche Bank				
	Donations	47.3	53.6	56.8[1]
	Sponsoring[2]	28.5	24.0	26.0
Sub-total		75.8	77.6	82.8
thereof:				
	Deutsche Bank Americas Foundation	12.7	12.3	15.0
	Deutsche Bank Corporate Social Responsibility UK	5.0	5.7	4.5
	Deutsche Bank Asia Foundation	2.6	1.2	1.0
Spending by endowed Deutsche Bank foundations				
	Deutsche Bank Foundation	5.4	6.6	5.6
	Other foundations	1.0	1.0	1.3
Sub-total		6.4	7.6	6.9
Total		82.2	85.2	89.7[1]

Special Projects	
Ensuring sustainability	Partner of the "Clinton Climate Initiative", a global program to improve the energy efficiency of buildings in large cities.
Committing ourselves	90 international MBA graduates in London and New York volunteer to advise public institutions and non-profit organizations.
Creating opportunity	"Teachers as Leaders": New program launched by the Deutsche Bank Americas Foundation to address the need for under-represented teachers in both American cities and in underprivileged regions around the world.
Fostering creativity	Deutsche Bank Foundation: the 2007 awarding of the "Views" art prize in Warsaw and the "Kandinsky Prize" in Moscow to support young artists.
Enabling talent	Education Programme in London: Performance attendance of 10,000 young people, participation of 1,200 school children in 150 workshops and of 89 teachers in continued professional training days.

[1] Including € 10 million extraordinary spending for disaster relief.
[2] Only for social responsibility projects.





// In 21st century China, it's all about change. Therefore I choose Deutsche Bank as a financial planner who can make my life easier with its attractive financial products and first class service

Jeanne Zhang, Private Client, Beijing

Stakeholders
02 //

Statements relating to Deutsche Bank's competitive position, market share or ranking are based largely on external sources, including industry publications (e.g. Euromoney, the Banker, etc.) and specialist information providers (Thomson Financial, Dealogic, Bloomberg, etc.).

2007 – a challenging year

Increasing dividend
In € per share



1.50
1.70
2.50
4.00
4.50*
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
03
04
05
06
07

*Proposal.

Relative to other markets internationally, the German stock market proved to be very resilient in 2007. Despite the severe turbulence caused by the U.S. subprime mortgage crisis, the German share index DAX closed its fifth annual rise in a row with a gain of 22%. At comparable exchanges around the world, price increases were considerably more modest, and in some cases markets ended the year lower. The Euro STOXX 50 gained only 7%, and the STOXX 50 closed just below its level of the beginning of the year.

MARKET TURBULENCE IMPACTS OUR SHARES

Following a very positive start to the year, growing concerns about the problems of U.S. sub-prime mortgage borrowers put an initial dampener on the stock market during the early part of the year. Within a few weeks, optimism returned and markets recovered. Against this background, the Deutsche Bank share reached a record high of €118.51 in May. During the summer, however, more significant concerns caused by increased subprime mortgage default rates in the U.S.A. returned. This reduced investors' appetite for risk, especially with regard to debt instruments backed by residential mortgages as well as other types of debt securities. Investors were unsettled by surprisingly high write-down requirements of an increasing number of banks, as well as liquidity problems on the global interbank markets. Deutsche Bank was not fully able to escape the decline in investor confidence in the banking sector as a whole. Against a backdrop of high volatility and sharp corrections in many financial stocks, our share price declined in November to €81.33, its low for the year. The Deutsche Bank share closed 2007 at €89.40 and had thus declined by approximately 12% over the year. However, we outperformed the EuroSTOXX Banks index by 5% percentage points and were even 25% percentage points better than the average share price development of our major international peer group.

HIGHER DIVIDEND

In a difficult market environment, particularly during the second half of the year, Deutsche Bank achieved very solid operating results. We will be recommending a dividend increase of 12.5% to €4.50 per share to the 2008 Annual General Meeting. This reflects both our strong performance of 2007 and our confidence in a positive outlook for the future. The proposed dividend is very attractive, particularly in comparison with those of other investment banks.

A PROFITABLE LONG-TERM INVESTMENT

Despite weaker performance in 2007, the Deutsche Bank share has been a profitable investment over the long term. An investor who bought Deutsche Bank shares for the equivalent of €10,000 at the beginning of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds would have had a portfolio worth €151,257 at the end of 2007. This corresponds to an average return of 10.2%. Over the long-term, the share performance has been similar to the DAX, which generated an average annual return of 10.5% during the same period.

SIGNIFICANT INCREASE IN TRADING

Trading volume in our shares increased in 2007 by some € 100 billion to nearly € 336 billion, the fourth highest in the DAX index. At the end of 2007, our share capital was based on 530,400,100 no par value shares, nearly 6 million more than at the end of 2006. Due to a lower year-end closing share price than in 2006, our market capitalization declined to € 47.4 billion (2006: € 53.2 billion). Relative to the market capitalization of other international banks, we gained two places to rank 24th. At the end of 2007, Deutsche Bank's share accounted for a 5.6 % weighting in the DAX.

INTERNATIONAL INVESTORS INCREASE THEIR PARTICIPATION

In 2007, for the first time since 2001, the number of our shareholders increased slightly over the previous year, rising by 12,600 to 360,785. This is all the more notable as the total number of shareholders in Germany continued to decline in 2007 and reached its lowest level since 1996. At the end of the year, private investors again accounted for a good 98 % of our shareholders, and held 14 % of the share capital of € 1,357,824,256. Institutional investors (including banks) accounted for just under 2 % of our shareholders and, as in 2006, 86 % of all Deutsche Bank shares. In contrast, there has been a significant shift in the regional shareholder structure: international investors' growing interest in our share is reflected by an increase in the percentage of shares held abroad to a total of roughly 55 % (end of 2006: 46 %). In 2007,

Increasing number of shareholders

In thousands at year's end


600
500
400
300
200
100
503
468
412
348
361
03
04
05
06
07

Long-term value


1,900
1,600
1,300
1,000
700
400
100
81
83
85
87
89
91
93
95
97
99
01
03
05
07

Total Return Index, beginning of 1980=100, quarterly figures.
– Deutsche Bank
– DAX
Source: Datastream

Higher voting presence at the Annual General Meeting

In % of share capital


39
32
26
41
43
45
30
15
03
04
05
06
07

net purchases were made, in particular, by investors based in Switzerland, Luxembourg and the U.S.A., while German investors (primarily institutions such as investment funds and banks) reduced their holdings in our shares.

Deutsche Bank shares remain 100% free float. At the beginning of 2007, the disclosure threshold for major shareholders pursuant to § 21 (1) German Securities Trading Act was reduced from 5% to 3%. As of December 31, 2007, the large shareholders subject to reporting that are known to us were UBS AG (Switzerland) with a holding of 4.07%, Barclays PLC (UK) with 3.10%, and AXA S.A. (France) with 3.08%. In May, Government-owned DIFC Investments from Dubai acquired a 2.2% stake in Deutsche Bank as a strategic investor.

HIGHER VOTING PRESENCE AT THE ANNUAL GENERAL MEETING

On May 24, 2007, nearly 5,000 shareholders came to the Frankfurt Festhalle for our Annual General Meeting to discuss Deutsche Bank's current position and prospects with the Management Board. Once again, the proportion of equity which voted at the AGM increased versus the year before: at 42.5%, the voting capital was nearly two percentage points higher than in 2006. The customary business update by the Chairman of the Management Board was followed by an intensive question-and-answer session between shareholders and management. The Annual General Meeting approved all resolutions on the Agenda by large majorities.

NEW SHARE BUYBACK PROGRAM

At the Annual General Meeting the shareholders again authorized us to buy back our own shares in a volume equivalent to up to 10% of the share capital. This authorization is valid until October 31, 2008, and covers up to 52.5 million Deutsche Bank shares. The Management Board therefore resolved to wind up the 2006/07 share buyback program and to continue to repurchase shares under the new program.

Under the 2006/07 share buyback program, a total of 14.1 million shares were repurchased for € 1.34 billion in the period from June 2, 2006, to May 29, 2007. We reduced the subsequent buybacks in the second half of 2007 to maintain our core capital ratio within our target range of 8 to 9%. By the end of 2007, we had purchased approximately 6.3 million of our own shares.

From the start of our first share buyback program in mid-2002 until the end of December 2007, we repurchased a total of 222 million shares worth € 14.7 billion and cancelled 118 million Deutsche Bank shares with a value of some € 7.2 billion. The buybacks are carried out directly via the spot market and, if necessary, using derivatives.

INTERNET SERVICE EXPANDED

In 2007, we asked our shareholders to allow us to send them the Annual General Meeting documents in electronic form in future. This request was accompanied by a prize draw, and enables us to save costs and help protect the environment. The response was very positive: we received around 10,000 e-mail addresses, which we will use for the first time to send out invitations to the 2008 Annual General Meeting.

The Internet service we have offered for some years was, of course, also available to shareholders in 2007. Using this service, shareholders can order entry tickets for the Annual General Meeting or grant powers of attorney to the company proxy, as well as issue instructions on how to exercise their voting rights. Nearly 6,700 shareholders used this option in 2007.

RATING UPGRADED

During 2007, Moody's raised its long-term rating for Deutsche Bank by two notches (to Aa1), and Standard & Poor's by one (to AA). Fitch Ratings upgraded its outlook on Deutsche Bank's long-term rating (AA–) from "stable" to "positive". The reasons given by the rating agencies were the significant and sustained improvement in results, Deutsche Bank's solid risk management and its outstanding position in capital markets-related businesses.

MORE INTENSIVE CONTACT WITH INVESTORS

The Investor Relations team met investors' and analysts' growing demand for information in numerous ways in 2007. We answered investors' questions at approximately 300 face-to-face meetings and group discussions (compared to 230 in the previous year) and at 13 international investor conferences, on several occasions with representatives of top management. At analyst conferences, and on regular conference calls, we reported on the development of Deutsche Bank's business and its strategy. In addition, we continued our discussion with fixed income investors. We stepped up our dialogue with investors who base their investment decisions largely on sustainability criteria. In a workshop in the spring for analysts and journalists, we explained the impact of our transition from reporting under U.S. GAAP to reporting under International Financial Reporting Standards, (IFRS) which is required with effect from 2007.

We address our private investors primarily through our toll-free shareholder hotline and the internet. During 2007, we re-designed our website and made it more user-friendly. The site provides comprehensive information about our company as well as interactive tools, for instance to analyze the Deutsche Bank share price. Users can also access numerous reports and documents. We broadcast all investor relations events live, and in full, through the internet and offer an online information service. Twice a year, we discuss our financial results as well as current topics in an internet chat-line.

Regional distribution of share capital

In % at year's end


60
50
40
30
20
10
47
53
49
51
52
48
54
46
45
55
03
04
05
06
07
Germany
Foreign countries

Solid earnings in a changing environment in 2007

Global Markets: dominant global position in electronic trading of interest rate swaps

Volume in € tn.



2
1.7
1
0.6
0.1
5
1
05
06
07

☐ Ranking in comparison with peers
Source: Bloomberg

For our Corporate and Investment Bank, the operating environment changed rapidly during 2007. Very favourable conditions in the first half of the year were followed, in the later part of 2007, by some of the most difficult financial markets in recent memory. In the rapidly changing environment, CIB's earnings demonstrated the strength and resilience of our platform. Revenues were even slightly up on 2006, while operational pre-tax profits were very solid. In the challenging conditions of the second half of 2007, CIB substantially strengthened its competitive position. This was due partly to high-quality risk management, and partly to the fact that, at an early stage, we positioned ourselves defensively in the areas most directly affected by financial market turbulence.

CIB comprises two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking. Corporate Banking & Securities comprises two Business Divisions: Global Markets and Corporate Finance. Corporate Finance and Global Transaction Banking are together named Global Banking.

CORPORATE BANKING & SECURITIES

GLOBAL MARKETS comprises all sales, trading, structuring and research in a wide range of financial products, including bonds, commodities, equities, equity-linked products, exchange-traded and OTC derivatives, foreign exchange, money market instruments, asset and residential mortgage-backed securities and hybrid instruments. The origination, underwriting and syndication of debt and equity securities and leveraged loans is managed jointly by Global Markets and Corporate Finance.

Global Markets has eight primary business lines and three horizontally integrated client-facing groups (Global Capital Markets, the Institutional Client Group and Research), unified at a local level by strong regional management.

Excerpt from segment reporting (Corporate and Investment Bank[1])

In 2007, CIB's pre-tax profit was € 5.1 billion, € 0.9 billion below the prior year. Corporate Banking & Securities' pre-tax profit decreased by € 1.2 billion with Sales & Trading debt and Origination debt products being significantly impacted by challenging credit market conditions subsequent to the subprime crisis. These negative developments were partly offset by record Sales & Trading (equity) revenues as well as higher revenues from the Advisory business. Customer-driven businesses remained the predominant source of revenues. Global Transaction Banking's pre-tax profit increased € 0.2 billion with double-digit profit growth in all geographic regions.

in € m.	2007	2006
Net revenues	19,092	18,802
Total provision for credit losses	109	(94)
Noninterest expenses	13,802	12,789
Income before income taxes	5,147	6,084
Return on equity (pre-tax) in %	25	38
BIS risk positions	237,026	191,891
Assets	1,895,756	1,468,321

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2007 (Management Report).

2007 was a challenging year for Global Markets. The first half-year was characterized by robust markets and high levels of client activity, contributing to record earnings in the division's primary debt and equity sales and trading units. From the summer onwards, dislocations in global financial markets, initially related to rising delinquencies in the market in U.S. subprime residential mortgages, spread rapidly to other areas and caused an abrupt deterioration in market conditions, accompanied by an equally abrupt slowdown in levels of client activity. Although corporations and institutional investors temporarily returned to the markets during October, the decline in levels of market activity proved largely sustained throughout the second half of the year.

In these very challenging conditions, Global Markets showed considerable resilience. This was attributable both to our client-focused business model, which emphasizes the transformation and distribution of financial risk, and from a prompt management response to the rapid deterioration in markets. Our carefully constructed diverse portfolio of businesses also performed well, with strong gains in "flow" business lines such as foreign exchange, money markets and aspects of interest rate trading helping to offset a deterioration in credit products and equities.

Client transactions remained Global Markets' predominant source of earnings throughout the year. Business remained brisk across all major products during the first half year. Notably, we improved our position with financial sponsors, launching several investment products in partnership with major private equity houses. The second half of the year saw a precipitate decline in activity among several client groups, notably banks, non-financial corporates and institutional investors. Hedge funds remained active throughout the second half-year, although in general their activity migrated away from more structured products towards "flow" instruments such as government bonds and currencies. Proprietary opportunities, while plentiful during the first half year, were scant thereafter. Nonetheless, proprietary trading in both debt and equities contributed positively to Global Markets' bottom-line performance in 2007.

Our franchise position improved throughout the year. We maintained our leadership in Europe and achieved strong gains in North America, particularly in fixed income, where for the first time we were ranked among the top three providers by industry consultants Greenwich Associates. In the highly-regarded International Financing Review (IFR) awards, we were voted Bond House of the Year, Derivatives House of the Year, Securitisation House of the Year and EMEA Equity House of the Year. In Asia, where Greenwich ranked Deutsche Bank as the largest fixed income product provider, we benefited from strong regional growth throughout the year. Markets in non-Japan Asia proved resilient to the effects of the financial crisis in North America, with customer volumes holding up well during the second half of the year.

Deutsche Bank: continued market leader in corporate bonds in euro

Market share in %


15
10
5
9.5
12.3
13.2
14.2
1
1
1
1
04
05
06
07

☐ Ranking in comparison with peers
Source: Thomson Financial

AWARDS 2007
International Financing Review
"Bond House of the Year"
"Derivatives House of the Year"
"Interest Rate Derivatives House of the Year"
"Equity Derivatives House of the Year"
"Securitisation House of the Year"
"EMEA Equity House of the Year"
Euromoney
"Best Credit Derivatives House"
"Best Foreign Exchange House"
Risk Magazine
"Interest Rate Derivatives House of the Year"
"Currency Derivatives House of the Year"

Global Markets: world leader in foreign exchange

Market share in %


9.8
12.2
16.7
19.3
19.3
20
10
3
3
2
2
1
1
1
1
1
1
03
04
05
06
07

☐ Ranking in comparison with peers
Source: Euromoney FX survey

Our direct exposure to the U.S. subprime mortgage market was modest, through the acquisition in 2006 of MortgageIT, an originator which focuses on the Alt-A or "prime" sector of the market, where losses were less significant. Additionally, we positioned ourselves defensively in respect of the sub-prime mortgage sector from a relatively early stage.

Credit products saw significantly lower business volumes during the second half of 2007, as a sharp decline in investor confidence affected business lines such as collateralized debt obligations (CDOs) and credit trading. However, areas such as basic securitization continued to perform well and proactive risk management of positions mitigated the worst effects of the crisis on our overall performance. We did not maintain a large direct exposure to CDOs, and therefore we were not heavily exposed to the rapid decline in the value of these assets from late-July onwards. Net of trading losses, our Credit Products group generated revenues for the full year comparable to those generated in 2006, its previous record year.

Earnings in our customer-focused equities business lines continued to show positive momentum overall. Our equity derivatives business continued to grow, both in revenue and market share. The expansion of our cash equities trading capability in North America and in Japan brought improvements in overall performance. Better alignment with our Equities Origination group in Europe and North America was also a source of positive earnings growth. In prime services, we benefited from a "flight to quality" among investors looking for prime brokerage counterparts with a strong capital position who had weathered the summer financial crisis relatively well.

Our money market trading and foreign exchange businesses had an outstanding year, benefiting from very strong market share and consistently solid risk management throughout periods of extreme market dislocation. Our foreign exchange business was ranked first in the world by customers responding to Euromoney Magazine's annual poll, with an overall market share of more than 19%. This is the third consecutive occasion on which we have topped the Euromoney poll, an industry bellwether.

Our investment in index replication technologies paid off handsomely, with our launch of exchange-traded funds on over 70 European and Asian market indices. In Europe, from a standing start, we established ourselves as a leader in fixed income exchange-traded funds (ETF) and a top three provider of equity-based ETFs.

In the emerging markets, the roll out of our equity offering in the Middle East, Latin America and Asia continued, with encouraging results from all regions. Our emerging markets debt franchise performed strongly in most regions. Our position in Central and Eastern Europe benefited from the integration into our platform of United Financial Group, a leading Russian investment bank purchased by Deutsche Bank in late 2005.

CORPORATE FINANCE is comprised of M&A Advisory, Equity Capital Markets (ECM), Leveraged Debt Capital Markets (LDCM), Commercial Real Estate (CRE), Asset Finance & Leasing (AFL) and corporate lending services. All products and services are delivered to clients through regional and industry-based client coverage.

2007 was a good year for Corporate Finance despite the exceptionally challenging market conditions in the second half of the year which impacted our LDCM and CRE businesses. Our diversified business platform, our geographic diversity and strong client culture helped deliver market share gains and growth in some key regions and products.

In Europe, we maintained our leadership position as measured by share of fee pool for the 5th consecutive year. In the Americas, we continued to be a top 10 bank. We maintained our No. 10 rank in Asia/Pacific, improving our fee market share in Australia and New Zealand. In Germany, we maintained our overall leadership position in corporate finance with No. 1 rankings in M&A advisory, ECM and investment grade bonds. Our regional and client focused coverage structure and our sustained innovation across product areas, ensured continued success with our German medium-sized or "Mittelstand" clients.

Our Advisory business continued to make strong progress, increasing the quantity and quality of transactions in 2007. Our volumes were up 79% overall and we featured prominently in several high profile transactions worldwide. These included the largest acquisition in the mining sector, the largest chemicals transaction and the largest leveraged buy-out. Our volume of announced transactions was up 85% in Europe compared to 43% for the market. In the Americas, our volumes were up 60% versus 16% for the market, helping us to climb steadily up the volume league tables to No. 8 for the year.

In 2007, our ECM franchise gained market share globally. In Europe, based on volume league tables, we moved from No. 6 to No. 1 for initial public offerings with particular strength in Germany. Our successful investments in emerging markets has helped deliver the No. 1 position by volume in Russia, where we were previously ranked fifth, and the No. 6 position in the Middle East, where we launched the first retail initial public offering on the Dubai International Financial Exchange. In the Americas, we achieved a No. 6 position by volume in convertible issues and increased our position in initial public offerings. In Asia/Pacific, we executed Hong Kong's largest ever initial public offering of an internet company.

Overall, our LDCM business was impacted by the volatility in the credit markets seen in the second half of 2007. However, in Europe, we maintained our leadership position in European High Yield Issuance for the 7th year running. Deal highlights included the largest European leveraged buy-out and the largest South African leveraged buy-out. We also delivered a number of award-winning innovative deals for both corporate clients and financial sponsors during the year.

Corporate Finance: maintained our leadership position in Europe

Market share in %


7
6
6.0
6.3
6.3
7.0
1
1
1
1
04
05
06
07

☐ Ranking in comparison with peers
Source: Dealogic

AWARDS 2007
Euromoney
"Best M&A House: Central & Eastern Europe"
"Best M&A House: Russia"
Euroweek
"Most Impressive LBO Structurer"
"Best Arranger of German Loans"
"Best Loan Trading House"
Global Finance
"Best Investment Bank: Western Europe"
Institutional Investor
"Bank of the Year (Epic Awards for Real Estate Finance & Investment)"

Corporate Finance: strong improvement in European ECM

Market share in %



8.5
7.5
6.5
8.4
7.6
6.9
6.8
4
1
4
1
04
05
06
07

Ranking in comparison with peers
Source: Dealogic

AWARDS 2007
Euromoney Awards for Excellence
"Best at Cash Management in Western Europe"
"Best at Cash Management in Asia"
Euromoney Trade Finance Awards
"Best Forfaiting Institution"
"Best Trade Finance Software/Technology Provider"
Euroweek
"Best Issuing & Paying Agent for Medium Term Notes"
Islamic Conference Group
"Best Administrator/Trustee for a Sukuk* Transaction"
Total Securitization
"Trustee of the Year"
Trade and Forfaiting Review
"Best International Trade Finance Bank"
"Best Structured Commodity Finance Bank"

* Transaction with Sharia-compliant financing structure.

The challenging conditions also affected our CRE business in 2007. However, certain areas of the business continued to perform. Deutsche Bank Berkshire Mortgage, the Government Sponsored Enterprises origination and servicing business acquired in 2004, delivered strong results. This was attributable to record origination volumes and the continued benefit from acquisition synergies. CRE also benefited from expansion in Asia/Pacific with strong deal flow, increased mandates and loan originations in particular in Shanghai and Hong Kong. Turbulent markets in Europe helped to create additional profitable investment opportunities for the Real Estate Special Situations Group.

Our AFL business capitalized on two prominent trends, namely globalization and climate change, as we expanded our activities in infrastructure, transportation and renewable energy. We were involved in the development of solar projects in Spain and successfully advised on the 2nd A-Model Public-Private-Partnership for German motorway financing. In Dubai, we established a regional desk to meet demand in the MENASA (Middle East, North Africa, South Asia) region for advisory services including those relating to large transport and infrastructure projects. We also continued to expand in new asset classes such as microfinance, where we closed, using a cross-divisional approach, the world's first rated subordinated debt microfinance securitization program.

GLOBAL TRANSACTION BANKING

Global Transaction Banking (GTB) is comprised of commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation for international trade and the provision of trust, agency, depositary, custody and related services. Business units include Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

2007 was a record year for GTB. The business grew across all regions, with strong growth in our European home market and Asia/Pacific alongside solid performance in the Americas, despite the difficult market and macro environment.

In our Corporate Client group we reinforced our growing position as a provider of banking services across Asia, the Americas and Europe by strengthening our franchise and distribution capabilities. We remained focused on our target markets in Eastern Europe, winning some significant mandates in the region. We have remained at the forefront of product development ahead of the introduction of the Single Euro Payments Area (SEPA) at the end of January 2008, enabling our clients to swiftly benefit from the advantages that SEPA offers. Our Trade Finance business grew steadily, especially in emerging markets, and we achieved leading league table positions as arranger of global trade finance loans. During 2007, we widened our product and service offering to meet the combined cash management and trade financing needs of our corporate customers.

In 2007, more and more financial institution clients turned to Deutsche Bank as they sought to consolidate business with a single global cash management provider. Furthermore, we have seen increased interest in partner bank arrangements or in-sourcing solutions for transaction processing. Our Trust & Securities Services business delivered strong growth in the equity and custody businesses winning a significant number of depositary receipt and custody mandates and becoming a pre-eminent administrator for Islamic capital market transactions.

We also focused on expansion in high-growth markets, purchasing the institutional custody business of Garanti Bank in Turkey, establishing a registrar and transfer agency business for Indian mutual funds and introducing fund administration services in several Asian markets including Sharia-compliant services in Malaysia. Although our business was impacted in the second half of the year by disruption to the credit markets, our diverse product portfolio allowed us to weather the challenges.

Global Transaction Banking: increasing assets under custody


In € bn.
1,500
1,000
500
588
863
1,161
1,610
04
05
06
07

Record net inflows of invested assets

Private Wealth Management: regional break-down of invested assets

At year's end 2007

Europe (excl. Germany), Latin America, Middle East € 67 bn.
U.S.A. € 63 bn.



Germany € 61 bn.
Asia /Pacific € 22 bn.
United Kingdom € 11 bn.

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business for both private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

2007 was a successful year for PCAM. Profitability was ahead of 2006 despite a difficult environment. Invested assets were € 952 billion at the end of the year, € 44 billion higher than at the end of the previous year, despite the negative impact of a weak U.S. Dollar. Net new money inflows were a record € 59 billion. We also continued to invest in our platform, both in our core European and U.S. markets, and in fast-growing markets such as China and India.

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private and Business Clients.

ASSET AND WEALTH MANAGEMENT

The Asset and Wealth Management Corporate Division comprises two businesses: Asset Management and Private Wealth Management. Asset Management serves retail clients with a full range of mutual fund products and institutional clients with a fully integrated offering, from traditional asset management products through to high-value products including absolute return strategies and real estate asset management. Private Wealth Management caters to wealthy individuals and families throughout the world.

ASSET MANAGEMENT

ASSET MANAGEMENT (AM) comprises four delineated gobal business lines: Retail, Alternatives, Institutional and Insurance. This structure has allowed Asset Management to focus on its strengths, invest in key growth areas, and withdraw from non-core businesses.

Asset Management achieved net inflows of € 27 billion in 2007, and ended the year with invested assets of € 555 billion. This is the third successive year of improvements in net asset flows, and represents a substantial turnaround since 2004.

Excerpt from segment reporting (Private Clients and Asset Management[1])

In 2007, PCAM generated a pre-tax profit of € 2.1 billion. The improvement of € 0.1 billion was mainly attributable to the Private & Business Clients Corporate Division. Revenues increased due to the acquisitions of norisbank and Berliner Bank and to sales of innovative investment and pension related products, partly offset by higher expenses due to the acquisitions and investments in business growth. In Asset and Wealth Management, pre-tax profit increased slightly. Significant revenue increases in Private Wealth Management, due to organic and acquisition related growth, were offset by lower performance related revenues and an impairment charge on an intangible asset in Asset Management.

in € m.	2007	2006
Net revenues	10,129	9,315
Total provision for credit losses	501	391
Noninterest expenses	7,561	7,000
Income before income taxes	2,059	1,935
Return on equity (pre-tax) in %	24	27
BIS risk positions	85,586	76,234
Assets	156,391	130,642

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2007 (Management Report).

AM has identified seven long-term trends, or "megatrends", that are reshaping the investment industry, and many of the initiatives launched in 2007 were designed to enable us to take advantage of these trends. They include the growth of the retirement market in the U.S. and Europe; the shift away from a carbon-based economy; the creation and activation of wealth in new markets; changes in the way in which investment products are packaged; the growth of alternative investments; the separation of investment strategies targeting outperformance, or "alpha"; and the growth of outsourcing to investment management specialists by insurance companies. By developing our strategy around fundamental patterns in global investing, we aim to ensure that Asset Management continues to be a strong, stable contributor to Deutsche Bank's success.

DWS: leading mutual fund company in Germany

Assets under management at year's end 2007 in € bn.


150
100
50
141
DWS
Peers

Source: BVI

RETAIL

Our global retail business, DWS, closed 2007 with €235 billion of assets under management. In April, DWS launched in Germany the DWS RiesterRente Premium, a product that seeks to capitalize on the growth of the retirement market. In 2007, DWS secured approximately 352,000 new contracts for which DWS manages the capital investment, making it one of the most successful companies in the Riester product market. DWS also launched a number of environment-themed products, in response to the shift away from a carbon-based economy. The innovative DWS Invest Climate Change and DWS Invest Global Agribusiness funds helped increase assets in "green" investment products to approximately €7.1 billion as at end of December 2007.

DWS also further extended its penetration of fast-growing new markets in Asia/Pacific and Latin America. In July, DWS raised a record JPY 154 billion (approximately €944 million) from the launch of the DWS Climate Change Fund in Japan.

As investment products are packaged in new ways, DWS has sought to move beyond traditional mutual funds to deliver its expertise in a wider variety of formats. By the end of December 2007, DWS had attracted €7.7 billion of assets in structured products.

The asset growth, innovation and global expansion achieved by DWS in 2007 were underpinned by another year of strong investment performance. As at December 2007, 86% of DWS equity funds (weighted by assets) had beaten their benchmarks over 10 years.

ALTERNATIVES

During 2007, our Alternatives business, RREEF, took advantage of the growth in alternative investments, increasing AuM to €66 billion, up from €59 billion a year earlier, and opened five new offices worldwide. RREEF is one of the world's largest real estate investment managers. Notwithstanding challenging credit conditions, by December it had invested more than €5 billion in U.S. property, over €3 billion in Europe, and almost €1.5 billion in Asia/Pacific.

Asset Management: no.1 non-affiliated global insurance asset manager

In € bn. at year's end 2006


112
100
60
20

■ Asset Management (AM) of Deutsche Bank
■ Peers
Source: Insurance Asset Manager, latest available data.

RREEF also expanded its offering to private investors. In June, RREEF launched its first public real estate investment trust on the Hong Kong Stock Exchange, offering private investors exposure to office and mixed-use properties in major cities in China.

In August, the RREEF Pan-European Infrastructure Fund attracted commitments in excess of €2 billion. This fundraising, coupled with infrastructure investments in North America, reflect RREEF's success in creating a truly global infrastructure investment business. RREEF further extended its capabilities through acquisition. In July, it entered the private equity funds of funds business by acquiring a significant minority interest in Texas-based Aldus Equity.

INSTITUTIONAL
Our Institutional asset management business continued to expand globally in 2007. Its success was evident in a sizeable increase in consultant search activity. During the year, the business implemented initiatives to focus on high-growth, innovative products, improve distribution networks, build out client and consultant relationship teams, and strengthen marketing. These initiatives have better positioned the business to meet the increasingly varied and sophisticated needs of institutional investors.

We also continued to invest in our Quantitative Strategies business to capitalize on the growing trend for separate investment strategies targeting outperformance, or "alpha". AM's Institutional fixed income capabilities were strengthened in2007 with the addition of a highly qualified team.

INSURANCE
In 2007, Global Insurance Asset Management was again named the world's largest third-party manager of insurance portfolios, and the business closed the year with €93 billion of AuM. We are thus well-positioned to take good advantage of the trend for insurance companies to outsource asset management to specialist providers. Global Insurance continued to expand its global reach during the year, making senior appointments in Europe, Asia/Pacific and U.S. to drive further growth.

Highlighting the increasingly global nature of its business, in January 2007 Global Insurance held its first ever joint conference with Harvest Fund Management, AM's Chinese joint venture partner. This was one of a series of events and initiatives that strengthened AM's ties with Harvest during 2007.

The **PRIVATE WEALTH MANAGEMENT** (PWM) business division offers an integrated approach to wealth management to wealthy individuals and families both in the home country of the clients (onshore) and in international financial centres (offshore). Advisory services are offered in over 85 offices in more than 30 countries.

An integrated approach to wealth management is at the core of our advisory services – strategic asset allocation and individual risk management are tailored to meet the needs of each individual client. Our bespoke solutions range from discretionary portfolio management and active advisory on all asset classes, including alternative investments, to wealth preservation strategies and succession planning, philanthropic advisory services, art advisory services, as well as family office solutions and services for financial intermediaries.

2007 was a very successful year for PWM. During the year, invested assets increased to €194 billion by year-end. This reflects net new assets of totalling €13 billion and market performance and was achieved despite a decline in the value of the U.S. dollar and other currencies.

Business growth was driven particulary by investment in staff for client services in recent years.

We continued to grow successfully in the Asia/Pacific region, where invested assets grew to €22 billion by the end of 2007. Rapid economic growth in this region has driven strong demand for wealth management solutions and PWM hired an extra 160 employees there. In addition, PWM focused on the expansion of structured solutions. In the summer, PWM was named "Best Private Bank in India" by Asiamoney.

PWM was also able to increase invested assets by 9% in Germany, our home market. In cooperation with other business divisions, PWM successfully placed the world's first securitization of subordinated loans to microfinance institutions with external rating on the German market. Over the year, PWM received important awards in Germany including "Best Risk Manager" by Focus Money, a weekly magazine, and n-tv, a tv news channel, and "Best active asset management" by Euro Finanzen, a monthly magazine.

In addition, we grew our business in Western and Central Europe (excluding Germany, Austria and the UK), Eastern Europe, the Middle East and Africa, as well as Latin America thanks in part to further increased business with financial intermediaries, and managed invested assets of €57 billion in these locations by the end of 2007.

In the U.S., the world's largest wealth management market, PWM focused on entrepreneurial wealth creation and on those entrepreneurs seeking to build up their assets.

The Tilney Group, acquired at the end of 2006, was successfully integrated into our existing business model in 2007. Tilney – now representing the UK region – concentrates on the expansion of our "ultra high net worth (UHNW)" business in collaboration with our investment bank.

Globally, PWM focused on several investment themes identified within our investment strategy – in particular alternative investments (i.e. hedge funds and private equity), commodities, Asia and climate change. We made these accessible through various investment solutions in a timely fashion and in a client segment-specific approach. PWM was able to anticipate sooner and better the individual needs of clients by more effectively linking product innovation with activities that focus on clients.

Private Wealth Management: growth in invested assets

At year's end in € bn.


250
200
150
100
50
163
189
194
05
06
07

Private & Business Clients: increasing staff count

At year's end



25,000
15,000
5,000
19,569
13,324
21,161
13,979
23,214
15,040
05
06*
07**
PBC Germany
PBC worldwide
*Including norisbank.
**Including Berliner Bank.

Good teamwork with other Deutsche Bank businesses remains key to our success. The newly created Key Clients function taps the full potential of cross-divisional cooperation with Corporate and Investment Bank and Asset Management to meet the individual and highly complex needs of the wealthiest client segment.

PRIVATE & BUSINESS CLIENTS

PRIVATE & BUSINESS CLIENTS Corporate Division (PBC) offers banking services to private customers as well as small and medium-sized business clients in Germany and seven other countries across Europe and Asia through various channels including online access. Our range of services encompasses loans, current accounts and deposits and payment services as well as securities and mutual funds and portfolio investment advisory.

Customers can access us through almost 1,500 branches, most of them located in Germany, Italy, Spain and Poland. In addition, we work closely with more than 3,200 independent financial advisors and have numerous sales cooperation arrangements with partners which include in Germany, among others, Deutsche Vermögensberatung AG (DVAG) and the ADAC, Europe's largest automobile club.

For PBC, 2007 was a very good year. We again generated an excellent business result and at the same time pushed ahead with our growth initiatives. We strengthened our market leadership in Germany, sustained our strong business momentum in our European core markets and expanded our presence in emerging markets. On the German home market, we made good progress both organically and with our acquisitions. We successfully integrated norisbank into PBC. With the new market launch in September, we sent a clear signal across the German banking landscape. Berliner Bank, with the growth in its client volume, has fully confirmed our multi-brand strategy and developed successfully.

In total, the number of PBC staff in Germany increased by roughly 1,100 in 2007.

With the premium brands Deutsche Bank and Berliner Bank, on the one hand, and the norisbank on the other, we can pursue a differentiated approach towards our customers. The Deutsche Bank brand stands for best service, advisory excellence and competence, just like Berliner Bank, which substantially strengthens our position in the Berlin area with 1,100 staff, 60 branches and a well established brand. All in all, we now have more than 130 business outlets in Berlin, our largest location in Germany, including the Deutsche Bank branches, norisbank branches and the branches of Berliner Bank. We serve almost 1 million customers there, of whom 341,000 came to us with Berliner Bank.

Norisbank is our online bank which engages in high-growth consumer loan and deposits business in 97 branches. With a small number of clearly-defined products at favourable prices, norisbank rounds off our product and service offering.

Outside Germany, we continued along our growth path in the European markets. In Italy, we opened eight branches under the Deutsche Bank brand and one new branch under the

Prestitempo brand. On the Spanish market, we cooperate with the country's postal system under the BanCorreos brand. We almost tripled our branch network in Portugal last year and are now present in the market with 36 offices. On the Belgian market, we expanded our number of branches to 30.

We grew particularly strongly in Poland in 2007. Doubling the size of our branch network to 63 outlets since 2004 paid off: both revenues and business volume increased by more than 60 per cent in the reporting year. Since February, we have been operating in consumer finance business under the db kredyt brand and opened 66 db kredyt shops in Poland by the end of the year.

In India and China, the Asian growth markets, we continued to expand our presence. We now have ten branches in India, where we served more than 500,000 customers at the end of 2007. In the Chinese market, where we opened our third branch in the fourth quarter of 2007, we have also engaged in credit card business since June in cooperation with our local partner, HuaXia Bank.

Since October 2007, we have had a 10 per cent shareholding in Hanoi Building Commercial Joint Stock Bank (Habubank) in Vietnam. This is another important step in the process of penetrating the Vietnamese market, which is generally acknowledged to have great potential.

Private & Business Clients: rising number of branches in Poland


150
100
50
31
52
82
129*
04
05
06
07

*Including db kredyt shops (consumer finance).

Freeing up capital by reducing non-core assets

Declining industrial holdings

Cost base in € bn, at year's end


4.6
4.1
2.2
2.3
2.1
5
4
3
2
1
03
04
05
06
07

The Corporate Investments Group Division, or CI, covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

In 2007 we continued to wind down our portfolio of non-core assets as planned, thus freeing up capital which could be deployed more profitably into other businesses or returned to shareholders. By the end of 2007, Corporate Investments managed €5.1 billon of assets related to industrial holdings and €1.3 billion in other corporate investments.

INDUSTRIAL HOLDINGS REDUCED

Our industrial holdings consist largely of quoted German financial and industrial companies. In 2007, we took advantage of favourable market conditions to reduce these holdings further, thus contributing to earnings in the year. We reduced our holding in Linde AG by 2.6% and our holding in Allianz SE by 0.5%, and sold our 1.5% stake in Vontobel Holding AG and our 0.8% stake in Fiat S.p.A. Furthermore, a portfolio of hotels held by Interhotel has been sold to The Blackstone Group.

At the end of the year, our largest remaining industrial holdings, as measured by market value, were Daimler AG (4.4%), Allianz SE (1.7%), and Linde AG (5.2%). In January 2007, we acquired a 0.75% economic interest in the European Aeronautic Defence and Space Company EADS N.V. via a 10% interest in a holding company.

OTHER HOLDINGS REDUCED

At the end of 2007, our other equity holdings largely comprised our stake of 12.7% in Atradius N.V., our 8.2% stake in Mannesmann GmbH & Co. Beteiligungs-KG (Arcor), our 70.6% stake in Gopla Beteiligungsgesellschaft mbH (Varta), together with our Deutsche Venture Capital Funds and certain other fund investments.

The business combination of Atradius N.V. and Crédito y Caución S.A. was signed in April 2007 and closed in January 2008. The completion of this transaction resulted in a reduction of our stake to 9.1%. In 2007, we sold and leased back the bank-occupied building 60 Wall Street in New York City.

Excerpt from segment reporting (Corporate Investments[1])

In 2007, the Corporate Investments Group Division continued to wind down its investments, which do not form part of our core businesses. Pre-tax profit, at € 1.3 billion, increased € 0.9 billion compared to the prior year. The increase reflected predominantly higher gains from industrial holdings.

in € m.	2007	2006
Net revenues	1,517	574
Total provision for credit losses	3	2
Noninterest expenses	220	214
Income before income taxes	**1,299**	**361**
BIS risk positions	4,891	5,395
Assets	13,002	17,783

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2007 (Management Report).

Executive arm of the Management Board

The Corporate Center brings together functions and resources which support the Management Board in the fulfilment of its executive duties. This includes control and risk management units with Group-wide, global responsibility. This wide variety of tasks is covered by staff departments responsible for Finance, Audit, Legal, Risk & Capital as well as Communications & CSR, Investor Relations and Human Resources. The Corporate Development function deals with issues of strategic importance for the Group; DB Research provides macro-economic advice. The Corporate Center is part of our Infrastructure function, which comprises all Group internal service providers.

In particular, the control and risk management units in the Corporate Center are aligned with the respective business divisions, but have strictly independent reporting lines to the relevant member of the Management Board. This strict separation of duties is indispensable for a global financial institution and has proved its worth at our bank for many years.

ORGANIZATIONAL ADJUSTMENTS
In 2007 we merged some mutually complementary departments to form larger units, primarily in order to leverage greater benefit from the expertise of their team members.

The Communications and Corporate Social Responsibility functions, for example, were amalgamated into a single corporate function that will ensure close alignment of the bank's business, communications and CSR activities going forward. The new Group Communications & CSR function is responsible for the bank's global relationships with the media, internal communication, global brand communication, and the bank's CSR activities. Furthermore, the new Legal, Risk & Capital function, which includes Legal, Compliance, Treasury and Risk Management, will also benefit from a broader knowledge base.

CHALLENGES
For Treasury in particular, 2007 was an exceptionally challenging year as a result of the global liquidity crisis. Nevertheless, it enjoyed excellent access to liquidity even during the most severe money-market stresses.

Our motto, "A Passion to Perform", is becoming more than ever the way Deutsche Bank does business. In 2007, recognition increased considerably amongst businesses, across markets and cultures, and employees identified more closely with it than ever before.

The Finance function presented Deutsche Bank's interim reports under International Finance Reporting Standards (IFRS), as required, in 2007. When we made the transitions to IFRS in the early part of the year, we published a detailed report setting out the impact on our financial reporting. Internally, we refined our processes for critically analysing financial data and provide targeted advice to Deutsche Bank's businesses.

Treasury: capital market issues by product group

At year's end 2007: € 103 bn.

8% Assignable Loan Agreements
14% Subordinated Instruments
16% CDs*



64% Bonds

*CDs = Certificates of Deposit with a maturity of more than 1 year.

Fostering our staff's long-term commitment to Deutsche Bank

Staff numbers
In thousands at year's end*



90
60
30
67.7
65.4
63.4
68.8
78.3
03
04
05
06
07

* Full-time equivalent.

In 2007, the number of staff at Deutsche Bank increased worldwide by 9,442 to 78,291 (on a full-time equivalent basis). Our growth initiatives, acquisitions such as Berliner Bank and the expansion of our infrastructure areas, notably in Asia, were the main contributors to this growth.

ENHANCING OUR STATUS AS AN EMPLOYER OF CHOICE

Competition for talented, well-qualified staff with outstanding qualifications will increase during the next few years. As a result, Deutsche Bank's objective is to sustainably position itself as an "employer of choice". We are making good progress here, and surveys of university graduates and applicants with several years of work experience vouch for this.

Indeed, in 2007 Deutsche Bank was the only bank in Germany to achieve a top-ten rating in two of the leading surveys of university graduates' opinions of the employer images of more than 100 companies. In India, we were able to attain fourth place. We also advanced to ninth place in a survey of the occupational and career preferences of students about to graduate from German universities.

Among applicants with several years of experience, Deutsche Bank advanced to 16th place in the "preferred employer" rankings in Germany. Our professional online presence and easy accessibility using new media contributed to this progress. On Deutsche Bank's career website, experienced staff members from different business divisions and infrastructure areas report on their work, providing potential applicants with key insights into day-to-day work at Deutsche Bank. In the U.S.A., our online career portal was awarded first place in a comparative survey, and in Germany we advanced to third place (2006: 15th).

SIGNIFICANT INCREASE IN STAFF WORLDWIDE

The strong rise of 14% in the number of Deutsche Bank employees worldwide was primarily due to the implementation of our growth initiatives, which meant new jobs were created in the high growth regions of the world and in more cost-efficient locations in Asia. The number of staff also increased in Germany – by 5.2% or 1,378 employees.

46.1% of the global staff expansion was in the Asia/Pacific region, where we hired 4,357 employees on balance in 2007. Another 39.3% of the new staff was spread over the UK (963 employees), North and South America (1,743 employees) and the rest of Europe, the Middle East and Africa (1,000 employees). The strongest growth was in our infrastructure areas, where 4,887 employees came on board. By the end of 2007, PCAM employed 2,443 more staff members than at the end of 2006, and CIB 2,121.

Primarily due to the newly hired staff in the Asia/Pacific region, the ratio of staff members aged 24 and younger rose from 8.9% to 10.0%. However, 25–44 year olds continue to be the largest group of employees, representing 67.5% of the workforce. The average years of service declined slightly to 9.4 years. In 2007 we had 1,506 apprentices, 55 more than in 2006.

SUCCESSFULLY INTERGRATING NEW COLLEAGUES

The number of university graduates we hired increased by 8 % compared to 2006. In addition to recruiting these employees, providing orientation in the company and gaining their loyalty to the bank are key aspects of our work in Human Resources.

The successful integration of new colleagues over the long term requires a systematic orientation phase. Deutsche Bank therefore launched a pilot project in the Asia/Pacific region that integrates new employees into their teams, starting from their first day at work, and teaches them about the entire organizátion and thus the corporate culture quickly. To facilitate this process, a detailed plan is produced for the new staff for their first six months at the bank, with numerous tips and recommendations.

Staff qualifications

in % with university degree*



60
40
20
51.0
53.4
55.6
59.7
64.4
03
04
05
06
07

*Headcount.

ATTRACTIVE BENEFITS WORLDWIDE

To remain an attractive employer for our staff over the long term, we offer a broad range of benefits, in addition to a performance-based compensation system. These benefits include, for example, regular medical check-ups.

In 2007, we also focused above all on expanding the bank's own childcare facilities for employees, which we have been offering for over 30 years now. The aim of these facilities is to make it easier for our staff to return to work. In Germany, 260 childcare places were available to our employees by the end of 2007, and another 50 in the UK. With full-day childcare, in some cases bilingual, we also intend to foster the international mobility of our staff.

Similar to German regulations on maternity leave, we increased the continued payment of wages during the parental leave period from a child's birth or adoption to 16 weeks in the U.S. The new "Phase Back to Work Program" makes it possible for staff to return to work gradually. Over a period of eight weeks, individually determined working hours can be arranged. In the UK, we expanded the continued payment of wages in the parental leave period from 18 to 26 weeks at the beginning of 2008.

We offer our staff various possibilities to structure their working hours flexibly. In the Asia/Pacific region, a new program was developed to assist employees in achieving an improved balance between work and leisure time. This comprises advice from external specialists as well as an online advisory service on raising children and caring for elderly family members. In India, we entered into a cooperation with a healthcare provider to ensure our employees receive high quality medical services locally.

FOSTERING CAREERS INDIVIDUALLY

Personal career prospects represent an important element of promoting employee commitment. During the accelerated build up of our investment banking franchise in the mid-1990s and the partially related global expansion of Deutsche Bank, we focused primarily on identifying and recruiting highly qualified staff from the market. After we had become able to increase our competitiveness organically, we again focused our Human Resources activities more intently on the development of our own staff.

Regional deployment of staff

At year's end 2007*

Germany 36%

Europe (excl. Germany), Middle East and Africa 28%

Asia/Pacific 19%



Americas 17%

*Full-time equivalent.

Today, our approach is primarily aligned to talent management principles which apply across the Group, but which also provide sufficient scope to match staff development measures to the business divisions' specific strategies. At the heart of this is the "talent review" process, which forms the basis for identifying talented staff members as well as promotion, succession and personal development planning. Our aim is for all managers to use this process annually together with their staff members.

Deutsche Bank seeks to increase the percentage of women in management positions. We therefore support, for example, female employee networking. The well-established women's networks "Women in European Business", in Frankfurt and London, as well as "Women on Wall Street", in New York, provide important forums through their annual conferences for women – staff members and clients – to share their experiences and express their ideas. In addition, Deutsche Bank conducts various training courses and mentoring programs developed specifically for women.

We aim to present career development possibilities for our staff members throughout all phases of their lives. We address demographic change through a broad range of measures to foster health, performance and employability, as well as through voluntary employer benefits and ongoing training courses. For example, as a corporate member of the WISE network, we entered into a cooperation with the Jacobs International University Bremen that focused on research in lifelong learning in 2007. Furthermore, we supported the founding of the first internal intergenerational employee network: "SeniorExperts@db".

We have been conducting internal staff surveys worldwide to gauge employee satisfaction since 1999. The business divisions use the findings gained from the surveys to implement targeted improvements. The survey results show steady or slightly improved ratings at Deutsche Bank.

Corporate Social Responsibility

Living up to our corporate social responsibility is an integral part of our corporate culture. For Deutsche Bank, strong performance, social responsibility and the sustainable use of resources are inextricably linked with one another.

In 2007, our Corporate Social Responsibility organization began reporting directly to the Chairman of the Management Board and was combined with Group Communications. Through closer integration and better alignment with the business divisions, we intend to communicate our position and our actions even more clearly both inside and outside of the bank.

The motto of Deutsche Bank's corporate social responsibility activities is "More than Money: Building Social Capital".

COMMITTING OURSELVES
We strive to be more than a financial sponsor for good causes. Our employees prove time and again that "A Passion to Perform" is in fact the way we do business, not only with customers but also with other stakeholders. In 2007, they completed a total of 19,440 days volunteer work worldwide – an increase of more than 100 % against the previous year.

CREATING OPPORTUNITY
Delivering innovative solutions is one of Deutsche Bank's fundamental objectives. This also applies to our corporate social responsibility program. We have already been actively involved in microfinance for over a decade, leading the way for other banks. This is a prime example of how commercial skills can be combined with social responsibility to create opportunities for the underprivileged around the world. By launching in 2007 "db Microfinance Invest", the world's first ever securization of subordinated loans to microfinance institutions with external rating, we have extended private and institutional investment opportunities in this area.

Another global challenge is the rapid growth of mega-cities. With the "Urban Age" conference series, the Alfred Herrhausen Society, Deutsche Bank's forum for international dialogue, aims to identify solutions for this problem. In 2007, we presented the "Deutsche Bank Urban Age Award" for the first time. Endowed with USD 100,000, this award is granted in recognition of ground-breaking initiatives for sustainable city growth. The 2007 prize was awarded to two projects in Mumbai, India.

FOSTERING CREATIVITY
The main objective of our art activities is to foster creativity. With works from the Deutsche Bank Collection in our offices we add to the working environment for our employees. We help young, promising artists to further their career by buying their works and granting scholarships. With the "Kandinsky Prize" in Moscow and the "Views" Art Award in Warsaw the Deutsche Bank Foundation supports young eastern European artists.

Global social responsibility investments by area

In 2007 total of € 82.2 m.[1]

42 % Social Investments
24 % Education
24 % Art



10 % Corporate Volunteering

[1] Including sponsorships.

Employee volunteering by region

In 2007 total of 19,440 days volunteered


Asia/Africa 5%
Americas 20%
United Kingdom 22%
Germany 53%

ENABLING TALENT

All of our educational projects focus on helping to identify and enable talent. In 2007, the Deutsche Bank Foundation, together with the Accenture Foundation and Foundation of German Business, launched the "Studienkompass" (academic compass) initiative, aimed primarily at encouraging children of parents without higher education to attend university, and thus improve their career opportunities.

The Berlin Philharmonic Orchestra's education program, "Future@BPhil", supports young people in their personal development by introducing them to classical music. Since 2002, more than 8,000 young people have participated in the program, which is made possible by Deutsche Bank's exclusive partnership with the orchestra. This commitment was one of the reasons why the Berlin Philharmonic and Sir Simon Rattle, the orchestra's principal conductor, were appointed UNICEF Ambassadors in New York in 2007 – the first institution to receive this honour, and the only international Ambassador from Germany so far.

We also promote excellence in academic research and teaching. In 2007, for the second time, the Center for Financial Studies at Johann Wolfgang Goethe University of Frankfurt am Main awarded the "Deutsche Bank Prize in Financial Economics", which is endowed by the bank and given in recognition of outstanding international contributions to research into banking and the capital markets. It was presented to Michael Woodford, Professor of Political Economy at Columbia University in New York.

ENSURING SUSTAINABILITY

Our corporate social responsibility also includes helping society fight climate change. In 2007 we expanded our range of sustainability investment products to include the DWS Climate Change Fund. As a Partner of the Clinton Climate Initiative, a global program for improving the energy efficiency of buildings in 15 major cities, we contribute our banking expertise to the development of market-based solutions. With the "Solar Impulse" project, we are sponsoring an aeroplane designed to fly around the world, flying day and night, without a drop of fossil fuel, and thereby advance the use of renewable energies and increase awareness of the scarcity of natural resources. Our Sustainability Management System has been certified annually since 1999 according to ISO 14001. The renowned SAM Research survey, which rates companies' sustainability efforts, ranked Deutsche Bank among the top 10 percent in the banking sector. The ten principles of the Global Compact, based on the UN objectives regarding human rights, labour standards, environmental protection and anti-corruption have been a fundamental part of our internal policies and guidelines for years.

For further information on our corporate social responsibility activities, please see the separate CSR Report 2007 "More than Money: Building Social Capital".





// At Deutsche Bank we want long-term relationships with our clients. Our ability to understand our customers' specific needs in every situation is ultimately the winning factor for us, too.

Sofia Devoto, Deutsche Representaciones y Mandatos SA, Buenos Aires

Statement of Income

Statement of Income

in € m.	2007	2006
Interest and similar income	67,706	58,275
Interest expense	58,857	51,267
Net interest income	8,849	7,008
Provision for credit losses	612	298
Net interest income after provision for credit losses	8,237	6,710
Commissions and fee income	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892
Net gains (losses) on financial assets available for sale	793	591
Net income (loss) from equity method investments	353	419
Other income	1,286	389
Total noninterest income	21,896	21,486
Compensation and benefits	13,122	12,498
General and administrative expenses	7,954	7,069
Policyholder benefits and claims	193	67
Impairment of intangible assets	128	31
Restructuring activities	(13)	192
Total noninterest expenses	21,384	19,857
Income before income tax expense	8,749	8,339
Income tax expense	2,239	2,260
Net income	6,510	6,079
Net income attributable to minority interest	36	9
Net income attributable to Deutsche Bank shareholders	6,474	6,070

Earnings per Common Share

in €	2007	2006
Basic	13.65	12.96
Diluted[1]	13.05	11.48
Number of shares in m.		
Denominator for basic earnings per share – weighted-average shares outstanding	474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	496.1	521.2

[1] Including numerator effect of assumed conversions.

Balance Sheet

Assets in € m.	Dec 31, 2007	Dec 31, 2006
Cash and due from banks	8,632	7,008
Interest-earning deposits with banks	21,615	19,199
Central bank funds sold and securities purchased under resale agreements	13,597	14,265
Securities borrowed	55,961	62,943
Financial assets at fair value through profit or loss of which €158 billion and €87 billion were pledged to creditors and can be sold or repledged at December 31, 2007 and December 31, 2006, respectively	1,474,103	1,104,650
Financial assets available for sale of which €17 million and €23 million were pledged to creditors and can be sold or repledged at December 31, 2007 and 2006, respectively	42,294	38,037
Equity method investments	3,366	2,541
Loans	198,892	178,524
Premises and equipment	2,409	3,241
Goodwill and other intangible assets	9,383	8,612
Other assets	182,897	139,021
Income tax assets	2,428	2,120
Deferred tax assets	4,772	4,332
Total assets	2,020,349	1,584,493

Liabilities and equity in € m.	Dec 31, 2007	Dec 31, 2006
Deposits	457,946	411,916
Central bank funds purchased and securities sold under repurchase agreements	178,741	102,200
Securities loaned	9,565	21,174
Financial liabilities at fair value through profit or loss	966,177	694,619
Other short-term borrowings	53,410	48,433
Other liabilities	171,509	144,129
Provisions	1,295	1,768
Income tax liabilities	4,515	4,033
Deferred tax liabilities	2,124	2,285
Long-term debt	126,703	111,363
Trust preferred securities	6,345	4,771
Obligation to purchase common shares	3,553	4,327
Total liabilities	1,981,883	1,551,018
Shareholders' equity		
Common shares, no par value, nominal value of €2.56	1,358	1,343
Additional paid-in capital	15,808	15,246
Retained earnings	25,116	20,451
Common shares in treasury, at cost	(2,819)	(2,378)
Equity classified as obligation to purchase own shares	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized net gains on financial assets available for sale, net of applicable tax and other	3,635	3,208
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(52)	(45)
Foreign currency translation, net of tax	(2,450)	(760)
Total net gains (losses) not recognized in the income statement, net of tax	1,133	2,403
Total shareholders' equity	37,044	32,758
Minority interest	1,422	717
Total equity	38,466	33,475
Total liabilities and equity	2,020,349	1,584,493

Statement of Cash Flows

in € m.	2007	2006
Net income	6,610	6,079
Cash flows from operating activities:		
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	651	352
Restructuring activities	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,907)	(913)
Deferred income taxes, net	(918)	165
Impairment, depreciation and other amortization, and accretion	1,731	1,355
Share of net income from equity method investments	(358)	(207)
Income adjusted for non cash charges, credits and other items	6,696	6,861
Adjustments for net increase/decrease/change in operating assets and liabilities:		
Interest-earning time deposits with banks	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	5,146	(11,394)
Trading assets	(302,932)	(87,409)
Other financial assets at fair value through profit or loss (excl. investing activities)	(75,775)	(19,064)
Loans	(22,185)	(14,403)
Other assets	(42,674)	(30,083)
Deposits	47,464	35,720
Trading liabilities	205,814	25,243
Other financial liabilities at fair value through profit or loss (excl. financing activities)	70,232	41,518
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	69,072	18,955
Other short-term borrowings	8,531	7,452
Other liabilities	21,133	30,079
Senior long-term debt	22,935	10,480
Other, net	(1,255)	527
Net cash provided by operating activities	16,790	11,164
Cash flows from investing activities:		
Proceeds from:		
Sale of financial assets available for sale[1]	12,470	11,852
Maturities of financial assets available for sale[1]	8,179	6,345
Sale of equity method investments	1,331	3,897
Sale of premises and equipment	987	123
Purchase of:		
Financial assets available for sale[1]	(25,230)	(22,707)
Equity method investments	(1,265)	(1,668)
Premises and equipment	(675)	(606)
Net cash paid for business combinations/divestitures	(648)	(1,120)
Other, net	463	314
Net cash used in investing activities	(4,388)	(3,470)
Cash flows from financing activities:		
Issuances of subordinated long-term debt[2]	429	876
Repayments and extinguishments of subordinated long-term debt[2]	(2,809)	(1,976)
Issuances of trust preferred securities[2]	1,874	1,043
Repayments and extinguishments of trust preferred securities[2]	(420)	(390)
Common shares issued under share-based compensation plans	389	680
Purchases of treasury shares	(41,128)	(38,830)
Sale of treasury shares	39,729	36,380
Dividends paid to minority interests	(13)	(26)
Increase in minority interests	585	130
Cash dividends paid	(2,005)	(1,239)
Net cash used in financing activities	(3,369)	(3,252)
Net effect of exchange rate changes on cash and cash equivalents	(289)	(510)
Net increase in cash and cash equivalents	8,744	3,932
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	26,098	17,354
Net cash provided by operating activities include		
Income taxes paid, net	2,806	3,102
Interest paid	58,097	49,921
Interest and dividends received	67,706	58,275
Cash and cash equivalents comprise		
Cash and due from banks	8,632	7,008
Interest earning demand deposits with banks (not included: time deposits of 4,149 € m. at December 31, 2007 and 8,853 € m. at December 31, 2006)	17,466	10,346
Total	26,098	17,354

[1] Incl. at fair value through profit or loss.
[2] Incl. at fair value through profit or loss.





// Deutsche Bank is sponsoring the first manned solar-powered flight around the world. This enables us to reach a wide audience and to push the development and use of renewable energy forward. What links us together is the courage to break new ground

Dr. Bertrand Piccard, President, Solar Impulse, Lausanne

Further Information 04//

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 4, 2008

Josef Ackermann

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Report of the Supervisory Board



Dr. Clemens Börsig
Chairman of the Supervisory Board

For banks, 2007 was a year of great challenges. The global financial system was put to a serious test by the turbulence on the U.S. mortgage market. In this difficult environment, Deutsche Bank achieved good results, which confirms our successful implementation of the bank's strategy, the continued appropriateness of our business model and the bank's effective system of corporate governance. The Management Board and our staff made an important contribution to this success. We would like to thank them very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Between meetings, the Management Board kept us informed in writing of important matters. Resolutions were passed by circulation procedure, when necessary between the meetings. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board.

As our five-year term of office comes to a close upon conclusion of the General Meeting on May 29, 2008, we are optimistic about the future. We are convinced that Deutsche Bank is well positioned to continue its success. In this context, leveraging the potential of our global platform has a high priority. To this end, the bank intends to continue to consistently invest in its core businesses, through measures resulting in organic growth, but also through targeted complementary acquisitions. We intend to further expand PCAM, our Private Clients and Asset Management Group Division, which delivers stable contributions to our earnings even in a volatile market environment, as well as our already well positioned investment banking platform. Synergies between the business divisions will be leveraged further. Additionally, the bank will maintain its strict discipline on costs, risks, capital and regulatory compliance.

MEETINGS OF THE SUPERVISORY BOARD
The Supervisory Board held five meetings in the 2007 financial year.

At the first meeting of the year on January 31, 2007, we discussed the development of business in 2006, the key figures of the Annual Financial Statements for 2006, the dividend proposal and the corporate planning for the years 2007 to 2009. Furthermore, we discussed Dr. von Heydebreck's succession and resolved to transfer his responsibilities to the other members of the Management Board after his departure from the Management Board upon the conclusion of the Ordinary General Meeting 2007.

At the financial statements meeting on March 21, 2007, chaired by Dr. Eick, Chairman of the Audit Committee, we approved the Annual Financial Statements for 2006, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed. The adjustment of the Supervisory Board compensation was discussed in detail, and the resolution proposals for the Agenda of the General Meeting 2007 were approved. In addition, we obtained extensive information on the Group's risk management.

On the evening before the General Meeting, we discussed the current developments in connection with the General Meeting's Agenda items and the announced counterproposals. As necessary, resolutions were approved. Furthermore, subject to the General Meeting's confirmation of his election to the Supervisory Board, Dr. Börsig was re-elected its Chairman until the conclusion of the Supervisory Board's term of office.

At the meeting on July 31, 2007, we reviewed the development of the bank's business in the first half of 2007. The current situation on the credit markets was discussed in detail. Furthermore, the development of business in connection with the larger company acquisitions over the last two years was examined, along with the reasons for deviations from the original planning. The Management Board informed us of the acquisition and disposal of participations that do not require the Supervisory Board's approval according to section 13 paragraph 1 d) of the Articles of Association.

At the last meeting of the year on October 30, 2007, discussions focused in detail on the development of business during the first nine months and, in particular, on the current risk situation as well as the bank's further strategic development with the corresponding targets and planned measures. Based on supplements to the German Corporate Governance Code approved by the Government Commission in June 2007, we established a Nomination Committee and resolved amendments to the terms of reference of the Supervisory Board, its committees and the Management Board as well as changes to the Management Board's Business Allocation Plan. Furthermore, we discussed the Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2007.

THE COMMITTEES OF THE SUPERVISORY BOARD

The Chairman's Committee met four times during the reporting period. At its meetings, the Committee primarily addressed matters relating to the Management Board. This involved, above all, the determination of the variable compensation components for the Management Board for the year 2007 as well as issues in connection with the long-term succession planning for the Management Board. In addition, it prepared resolutions for the Supervisory Board and discussed the new structure of the Supervisory Board's compensation. Where required, the Committee gave its approval to Management Board members accepting directorships at other companies. Furthermore, it discussed the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks. The Committee also extensively focused on the risk situation and developments in the U.S. mortgage market and their impacts. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met seven times last year. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2007 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. It discussed, in detail, the regulations of the Sarbanes-Oxley Act relating to the implementation of the internal control system and regularly received progress reports on this. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit as well as on legal and reputational risks. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. Furthermore, at an extraordinary meeting, the Audit Committee discussed the transition in accounting from U.S. Generally Accepted Accounting Principles (U.S. GAAP) to International Financial Reporting Standards (IFRS). Also, at its last meeting of the year, the Committee requested the Management Board and the auditor to present the planned audit areas of focus for the Annual Financial Statements 2007 and financial reporting according to IFRS, fair value accounting, accounting treatment of loan commitments as well as consolidated and non-consolidated special purpose entities.

The Nomination Committee established on October 30, 2007 met for the first time in December 2007. It analyzed the current composition of the shareholder representatives' side of the Supervisory Board and defined the requirements for the future composition of the shareholder representatives' side. Furthermore, it commissioned an external consulting firm operating internationally to assist in the search for qualified candidates for the Supervisory Board.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2007.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

CORPORATE GOVERNANCE

The implementation of the new recommendations and suggestions of the German Corporate Governance Code was discussed at several meetings of the Supervisory Board, Chairman's Committee and Audit Committee. The Supervisory Board resolved to take up the recommendation of the Code and to establish a Nomination Committee. It comprises three shareholder representatives and is responsible for preparing the full Supervisory Board's proposals for the General Meeting's election of the shareholder representatives and for preparing appointments by the court. This task was previously allocated to the Chairman's Committee. Furthermore, responsibility for handling issues of compliance has been clearly assigned to the Audit Committee. The terms of reference of the Supervisory Board and its committees were adjusted correspondingly.

The compensation of the Supervisory Board was readjusted by resolution of the General Meeting 2007 in accordance with the requirements of the German Corporate Governance Code. Additional information on the structure of the new remuneration system and on the individual compensation of the Supervisory Board members is published in the Compensation Report on pages 44 ff.

In October 2007, it was resolved to carry out another review of the Supervisory Board's efficiency at the end of its term of office. A company-specific questionnaire was drawn up for this and sent to all Supervisory Board members at the end of 2007. The responses showed that suggestions and measures that had been proposed during the last efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The results were discussed in detail at today's meeting of the Supervisory Board.

Meetings of the Supervisory Board without the Management Board, i.e. "executive sessions", took place on several occasions.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members.

In accordance with the regulations of the Management Board's Terms of Reference, the Management Board, in agreement with the Chairman of the Supervisory Board, appointed Dr. Bänziger to succeed Dr. von Heydebreck as the bank's Corporate Governance Officer, effective with the conclusion of the General Meeting on May 24,2007.

The Declaration of Conformity pursuant to §161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2006, was reissued at the meeting of the Supervisory Board on October 30, 2007.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 30, 2007, can be found in the Financial Report on pages 260 ff. and on our Internet website at www.deutsche-bank.com. The terms of reference of the Supervisory Board and its committees as well as of the Management Board are also published there.

CONFLICTS OF INTEREST AND THEIR HANDLING

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on the Chairman's Committee's resolution determining the variable compensation components for the Management Board for the financial year 2006 to the extent it related to him. In addition, Dr. Börsig did not participate in the Audit Committee and Supervisory Board discussions and resolutions to establish the Annual Financial Statements 2006. For this agenda item, the Supervisory Board meeting was chaired by Dr. Eick. Dr. Börsig did not participate in one resolution taken by written circulation as it involved his activities as a former member of the Management Board. The circulation procedure was carried out under the direction of Mr. Todenhöfer.

LITIGATION

As in the preceding years, the Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. Also the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004, 2005, 2006 and 2007 were regularly and comprehensively discussed, along with possible consequences. Dr. Börsig's election as member of the Supervisory Board by the General Meeting on June 1, 2006, was confirmed by the General Meeting on May 24, 2007, after the Frankfurt District Court had declared the election void in the first instance.

Furthermore, we obtained reports on a regular basis concerning important lawsuits.

ANNUAL FINANCIAL STATEMENTS

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2007 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2007. The audits led in each case to an unqualified opinion. We agreed with the results of these audits after an inspection of the auditors' reports as well as extensive discussion, in accordance with the Audit Committee's recommendation.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the Management Board's proposal for the appropriation of profits and with the payment of a dividend of €4.50 per no par value share entitled to dividend payment.

PERSONNEL ISSUES

Dr. von Heydebreck left the Management Board with effect from the conclusion of the General Meeting on May 24, 2007. His tasks and functional responsibilities were assumed by the other members of the Management Board. Mr. Lamberti is responsible for Human Resources, including the tasks of Deutsche Bank's Labour Director. In addition to his previous tasks, Dr. Ackermann took on functional responsibility for the Corporate Social Responsibility area, Dr. Bänziger the Legal and Compliance areas, and Mr. Di Iorio the Internal Audit area. We thank Dr. von Heydebreck for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. Mr. Krause became a member of the Board of Management of BMW AG in May 2002, served as Chief Financial Officer until September 2007 and subsequently had functional responsibility for Sales and Marketing. As a member of the Management Board of Deutsche Bank AG, Mr. Krause will take on the responsibilities of Chief Financial Officer with effect from Mr. Di Iorio's retirement on October 1, 2008.

There were no changes in the composition of the Supervisory Board during 2007.

Frankfurt am Main, March 19, 2008
The Supervisory Board

Dr. Clemens Börsig
Chairman

Supervisory Board

Dr. Clemens Börsig
Chairman,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

Ulrich Hartmann
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

Gerd Herzberg*
Deputy Chairman of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Hamburg

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

**Prof. Dr.
Henning Kagermann**
CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
Deutscher Bankangestellten-
Verband, labor union
for financial services providers,
Ratingen

Peter Kazmierczak*
Deutsche Bank AG,
Herne

Maurice Lévy
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

**Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer**
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Düsseldorf

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrie-
treuhand KG,
Stuttgart

**Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber**
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

*Elected by the employees in Germany.

COMMITTEES

Chairman's Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

Mediation Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

Audit Committee
Dr. Karl-Gerhard Eick
Chairman

Dr. Clemens Börsig

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

Risk Committee
Dr. Clemens Börsig
Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Substitute Member

Tilman Todenhöfer
Substitute Member

Nomination Committee
(since October 30, 2007)

Dr. Clemens Börsig
Chairman

Ulrich Hartmann

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber

* Elected by the employees in Germany.

Group Five-Year Record

	Data according to IFRS		Data according to U.S.GAAP[1]		
Balance Sheet					
in € m.	2007	2006	2005	2004	2003
Total assets	2,020,349	1,584,493	992,161	840,068	803,614
Loans, net	198,892	178,524	151,355	136,344	144,946
Liabilities[2]	1,981,883	1,551,018	961,603	813,616	775,065
Total shareholders' equity	37,044	32,758	29,936	25,904	28,202
Minority interest[3]	1,422	717	622	548	347
Tier 1 risk-based capital (BIS)	28,320	23,539	21,898	18,727	21,618
Total risk-based capital (BIS)	38,049	34,309	33,886	28,612	29,871
Income Statement					
in € m.	2007	2006	2005	2004	2003
Net interest income	8,849	7,008	6,001	5,182	5,847
Provision for credit losses[4]	612	298	350	307	1,063
Commissions and fee income	12,289	11,195	10,089	9,506	9,332
Net gains (losses) on financail assets/liabilities at fair value through profit or loss[5]	7,175	8,892	7,429	6,186	5,611
Other noninterest revenues	2,432	1,399	2,121	1,044	478
Total noninterest revenues	**21,896**	**21,486**	**19,639**	**16,738**	**15,421**
Compensation and benefits	13,122	12,498	10,993	10,222	10,495
General and administrative expenses[4,6]	7,954	7,069	7,368	6,681	6,759
Policyholder benefits and claims	193	67	52	260	110
Impairment of intangible assets	128	31	–	19	114
Restructuring activities	(13)	192	767	400	(29)
Total noninterest expenses[4,6]	**21,384**	**19,857**	**19,178**	**17,582**	**17,449**
Income before income tax expense[6,7]	**8,749**	**8,339**	**6,112**	**4,029**	**2,756**
Income tax expense (benefit)	2,239	2,260	2,039	1,437	1,327
Effect from the reversal of 1999/2000 credits for tax rate changes			544	120	215
Cumulative effect of accounting changes, net of tax			–	–	151
Net income[8]	**6,510**	**6,079**	**3,529**	**2,472**	**1,365**
Net income attributable to minority interest	36	9			
Net income attributable to Deutsche Bank shareholders	6,474	6,070			
Key figures	**2007**	**2006**	**2005**	**2004**	**2003**
Basic earnings per share	13.65 €	12.96 €	7.62 €	5.02 €	2.44 €
Diluted earnings per share	13.05 €	11.48 €	6.95 €	4.53 €	2.31 €
Dividends paid per share in period	4.00 €	2.50 €	1.70 €	1.50 €	1.30 €
Return on average total shareholders' equity (post-tax)	18.0%	20.4%	12.5%	9.1%	4.7%
Pre-tax return on average shareholders' equity	24.3%	28.0%	21.7%	14.8%	9.5%
Cost/income ratio	69.6%	69.7%	74.7%	79.9%	81.8%
BIS core capital ratio (Tier 1)	8.6%	8.5%	8.7%	8.6%	10.0%
BIS capital ratio (Tier 1+2+3)	11.6%	12.5%	13.5%	13.2%	13.9%
Employees (full-time equivalent)	78,291	68,849	63,427	65,417	67,682

[1] U.S. GAAP Balance Sheet, Income Statement and Key figures are only partially comparable with IFRS, presentation of U.S. GAAP Income Statement data was adjusted to IFRS definition.
[2] Excluding minority interest.
[3] Minority interest are included in total equity under IFRS and included in other liabilities under U.S. GAAP.
[4] For U.S. GAAP: Provision for off-balance sheet positions reclassified from General and administrative expenses to provisions for credit losses.
[5] For U.S. GAAP: Trading revenues, net.
[6] For U.S. GAAP: Includes minority interest expense.
[7] For U.S. GAAP: Income before income tax expense and cumulative effect of accounting changes.
[8] For U.S. GAAP: Net income attributable to Deutsche Bank shareholders.

Glossary

Alpha
Investment returns in excess of the benchmark return

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → Securitization.

Asset Finance & Leasing
Centre of competence for offering structured and innovative asset financing solution for durable and high-value assets.

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:
- core capital or Tier 1 capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier 2 capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Coaching
Personalized, tailored developmental intervention aimed at improving an employee's performance (e.g. management competence, communication skills) as a rule with the help of a coach.

Collateralized debt obligations (CDOs)
Investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Compliance
Entirety of measures adopted in order to ensure that relevant laws, rules and internal regulations are adhered to and to prevent legal or regulatory sanctions as well as financial or reputational damage.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.
Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit Trading
Trading in loan or credit-related products.

Debt Products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

DJSI
Dow Jones Sustainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched. www.sustainability-index.com

Earnings per share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Equity capital markets (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity Prime Services
Deutsche Bank's Equity Prime Services group provides mainly hedge funds with a range of services adjusted to the needs of the alternative investment community.

Euro Commercial Paper Program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Euro Medium-Term Notes
Flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Fair Value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Family Office
Financial services which are designed for families with very large and complex sets of assets and which protect customers' interests on the basis of absolute independence through optimal management and comprehensive coordination of individual wealth components.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Global Trade Finance
Unites the bank's entire Trade Finance and Trade and Risk Services activities. The Business Division covers our export finance and risk hedging business with financial institutions and corporate clients including multinationals, large and expanding corporates, and public sector companies.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
International Financial Reporting Standards
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

In-Sourcing
We offer other banks access to our payment processing and cash management infrastructure, completing or replacing existing technology and processes on their side.

Investment & Financial Centers
Investment & Financial Centers are our modern branches where we offer private and business clients our full range of products and advisory services from one source and under one roof.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Late stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Leveraged Buyout
Debt-financed purchase of all or part of a company or specific activities of a company. Debt and redemption payments are financed from the acquired company's future revenues.

Management Buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital. Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Mortgage-backed Securities (MBS)
Mortgage-backed securities are securities backed by mortgage loans.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continual review of the portfolio and, if agreed with the client, purchases and sales.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Public Private Partnership (PPP)
Aimed at increasing the efficiency of infrastructure projects by means of a long-term collaboration between the public sector and private investors.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes for which quantitative methods and techniques are applied.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo
An agreement to repurchase securities sold (genuine repurchas agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Sale and Lease back
Transaction in which one party sells assets such as real estate to another party and at the same time enters into an agreement to lease the assets for a pre-determined period of time.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder Value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sharia conform
In accordance with Islamic Law.

Single-manager hedge fund
A hedge fund that invests directly in securities and financial instruments to follow a particular investment strategy.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for → American Depositary Receipts (ADRs).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IFRS the main objective is to provide decision-useful information, especially for investors.

WISE network
The WISE Demographic Network connects HR Executives from seven partnering companies in Germany with the worldwide network WISE business research.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 91000
deutsche.bank@db.com

Investor Relations
Telephone: +49 69 91038080
db.ir@db.com

Annual Review 2007
and Financial Report 2007
on the Internet:
www.deutsche-bank.com/07

Photos
Martin Joppen, Frankfurt am Main
page 2
Andreas Pohlmann, Munich
pages 6/7
Nathan Beck, Zurich
pages 8/9, 22/23, 48/49, 54/55
and cover
Wolfgang von Brauchitsch, Bonn
page 58

This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (74 t CO_2 equivalents) has been offset by investing in a climate protection project in India.

Mix
FSC

We will be pleased to send you the following publications relating to the financial statements

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2007 and Financial Report 2007.

Annual Review 2007
(German/English))

Financial Report 2007
(German/English)

Annual Report 2007 on Form 20-F
(in English)

Annual Financial Statements and Management Report of Deutschen Bank AG 2007
(German/English)

List of Mandates 2007
(German/English)

List of Shareholdings 2007
(German/English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2007
(from May 2008 in German and English)

How to order

by e-mail to
service-center@bertelsmann.de

on the Internet at
www.deutsche-bank.com/07

by fax to
+49 1805 070808

by phone to
+49 1805 802200

by post from
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Strasse 1
33428 Harsewinkel
Germany

Cautionary statement regarding forward-looking statements:
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 28 March 2008 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Our future success depends on our ability to handle change and take opportunities. But we also have to be credible – by doing what we say and doing it well – and enjoy trust – in our performance and integrity. These factors give our customers, above all, the certainty they need in order to take decisions in a complex world. Decisions which also define our scope of action and secure our profitability today and tomorrow. For our shareholders. For our clients. For our staff. For our future.

Close to our clients


Branch business with private & business clients
Branch and/or subsidiary
Representative offices (only)
Regional major hubs
New York
London


Frankfurt
Dubai
Singapore
Tokyo

Financial Calender

2008	
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008
2009	
Feb 5, 2009	Preliminary results for the 2008 financial year
Mar 24, 2009	Annual Report 2008 and Form 20-F
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

WINNING IN A WORLD OF CHANGE.

In a world of change, it's essential to respond positively to the changing needs of customers, shareholders and staff. The only way to preserve continuity is to be open to new challenges and take the opportunities they offer.

Deutsche Bank is committed to serving the interests of all our stakeholders: our shareholders, our customers, our staff, and society. For the Annual Review 2007, we talked to representatives of our stakeholders about our theme for this year, "Winning in a World of Change": **Dr. Omar Bin Sulaiman**, Governor of Dubai International Financial Centre (DIFC), Dubai; **Ms. Jeanne Zhang**, Private Client, Beijing; **Ms. Sofia Devoto**, Deutsche Representaciones y Mandatos S.A., Buenos Aires; and **Dr. Bertrand Piccard**, President, Solar Impulse, Lausanne.

Financial Report 2007

Deutsche Bank

Deutsche Bank

THE GROUP AT A GLANCE

	2007	2006
Share price at period end	€ 89.40	€ 101.34
Share price high	€ 118.51	€ 103.29
Share price low	€ 81.33	€ 80.74
Basic earnings per share	€ 13.65	€ 12.96
Diluted earnings per share[1]	€ 13.05	€ 11.48
Average shares outstanding, in m., basic	474	468
Average shares outstanding, in m., diluted	496	521
Return on average total shareholders' equity (post tax)	18.0 %	20.4 %
Pre-tax return on average total shareholders' equity	24.3 %	28.0 %
Pre-tax return on average active equity[2]	29.2 %	32.7 %
Book value per share issued[3]	€ 69.84	€ 62.42
Book value per basic share outstanding[4]	€ 77.54	€ 69.48
Cost/income ratio[5]	69.6 %	69.7 %
Compensation ratio[6]	42.7 %	43.9 %
Non-compensation ratio[7]	26.9 %	25.8 %
	in € m.	in € m.
Total revenues	30,745	28,494
Provision for credit losses	612	298
Total noninterest expenses	21,384	19,857
Income before income tax expense	8,749	8,339
Net income	6,510	6,079
	Dec 31, 2007	Dec 31, 2006
	in € bn.	in € bn.
Total assets	2,020	1,584
Shareholders' equity	37.0	32.8
BIS core capital ratio (Tier 1)	8.6 %	8.5 %
	Number	Number
Branches	1,889	1,717
thereof in Germany	989	934
Employees (full-time equivalent)	78,291	68,849
thereof in Germany	27,779	26,401
Long-term rating		
Moody's Investors Service	Aa1	Aa3
Standard & Poor's	AA	AA–
Fitch Ratings	AA–	AA–

1 Including numerator effect of assumed conversions.

2 We calculate this adjusted measure of our return on average total shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 35,886 million for 2007 and € 29,751 million for 2006 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of € 3,841 million for 2007 and € 2,667 million for 2006 and the average dividend accruals of € 2,200 million for 2007 and € 1,615 million for 2006. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

3 Book value per share issued is defined as shareholders' equity divided by the number of shares issued (both at period end).

4 Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

5 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

6 Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

7 Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content

Management Report

01 //

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related Notes to them. Our consolidated financial statements for the years ended December 31, 2007 and 2006 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

BUSINESS AND OPERATING ENVIRONMENT

OUR ORGANIZATION

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,020 billion as of December 31, 2007. As of that date, we employed 78,291 people on a full-time equivalent basis, operating in 76 countries out of 1,889 facilities worldwide, of which 52 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2007, our group divisions were:

- The Corporate and Investment Bank (CIB), comprising two corporate divisions:
  - Corporate Banking & Securities (CB&S)
  - Global Transaction Banking (GTB)
- Private Clients and Asset Management (PCAM), comprising two corporate divisions:
  - Asset and Wealth Management (AWM)
  - Private & Business Clients (PBC)
- Corporate Investments (CI)

These divisions are supported by infrastructure functions and our Corporate Center. Additionally, we created a regional management function that covers regional responsibilities worldwide.

We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:

- subsidiaries and branches in many countries;
- representative offices in many other countries; and
- one or more representatives assigned to serve customers in almost every other country.

EXECUTIVE SUMMARY

Overall, the global economy developed positively in 2007, posting above-average growth of 4.9 %. While the growth rate in emerging markets was sustained at nearly 8 %, there was a slowdown in the industrial nations and especially the U.S. Real GDP in the U.S. grew by an average of just 2.2 % in 2007 compared with 2.9 % in 2006. By contrast, the euro zone nearly managed to maintain its growth momentum at 2.7 %. In Germany, growth slowed to 2.5 % from 2.9 % in 2006, but remained strong despite the 3 percentage point VAT increase at the beginning of 2007.

In the banking sector, the year 2007 featured two distinctively different halves. The first six months of 2007 saw the continuation of a benign environment and robust capital markets, and all of our businesses delivered strong results. Our income before income tax expense reached a record level for the first six months. In the second half of the year, however, the subprime crisis caused widespread concern, as well as increased volatility and a loss of investor confidence in the financial markets. Unexpectedly high losses reported by many market participants, and a growing uncertainty about whether further losses were forthcoming, caused the interbank, securitization, and syndicate markets to dry up. Results in our capital-markets related businesses were negatively impacted by the market conditions in the second half of 2007. These results were limited somewhat by the strength of our risk management and were in part offset by those in most other areas of CIB, as well as in PCAM and CI, highlighting the benefits of our diversified global business portfolio. Despite the particular challenges of 2007, we reported one of the best financial years in our history and increased our earnings versus 2006, while also strengthening our competitive position.

In 2007, income before income tax expense was € 8.7 billion, a 5 % increase over 2006, and revenues were € 30.7 billion, up 8 %. We reported a pre-tax return on average active equity of 29 % in 2007 and 33 % in 2006, with the decline due largely to an increase in average active equity to € 29.8 billion in 2007 versus € 25.5 billion in 2006 (pre-tax return on average shareholders' equity was 24 % and 28 %, for 2007 and 2006, respectively). In 2007, net income was € 6.5 billion, up 7 % versus 2006. Diluted earnings per share increased by 14 % to € 13.05.

Total CIB net revenues advanced by 2 % to € 19.1 billion, with increases in transaction services and advisory offsetting a decline in Origination (debt), mainly related to leveraged finance activities. Overall results from Sales & Trading businesses in CIB were flat year-on-year. Increases in our customer-oriented businesses, such as foreign exchange, money markets, rates and equities trading, offset lower results on credit trading, which were due largely to the stressed credit markets in the second half of 2007. PCAM's net revenues increased by € 814 million, largely driven by acquisition-related business and organic growth. Net revenues in CI were € 943 million above those of 2006 due mainly to gains on sales from our industrial holdings portfolio.

Our total noninterest expenses were € 21.4 billion in 2007 compared to € 19.9 billion in 2006. Compensation and benefits expenses were up 5 % due mainly to a 9,442 increase in headcount and the accelerated recognition of share-based compensation expense following a new definition of early retirement eligibility for the awards granted under the DB Equity Plan in 2007. General and administrative expenses for the year increased by 13 % due largely to the impact of acquired businesses.

In 2007, the provision for credit losses was € 612 million compared to € 298 million in 2006. The increase was due largely to acquisition-related and organic growth in PBC and a provision related to a single counterparty relationship in CIB.

The following table presents our condensed consolidated statement of income for 2007 and 2006.

			2007 increase (decrease) from 2006	
in € m. (except percentages)	2007	2006	in €	in %
Net interest income	8,849	7,008	1,841	26
Provision for credit losses	612	298	314	105
Net interest income after provision for credit losses	**8,237**	**6,710**	**1,527**	**23**
Commissions and fee income	12,289	11,195	1,094	10
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892	(1,717)	(19)
Net gains (losses) on financial assets available for sale	793	591	202	34
Net income (loss) from equity method investments	353	419	(66)	(16)
Other income	1,286	389	897	N/M
Total noninterest income	**21,896**	**21,486**	**410**	**2**
Total net revenues	**30,133**	**28,196**	**1,937**	**7**
Compensation and benefits	13,122	12,498	624	5
General and administrative expenses	7,954	7,069	885	13
Policyholder benefits and claims	193	67	126	188
Impairment of intangible assets	128	31	97	N/M
Restructuring activities	(13)	192	(205)	N/M
Total noninterest expenses	**21,384**	**19,857**	**1,527**	**8**
Income before income tax expense	**8,749**	**8,339**	**410**	**5**
Income tax expense	2,239	2,260	(21)	(1)
Net income	**6,510**	**6,079**	**431**	**7**
Net income attributable to minority interest	36	9	27	N/M
Net income attributable to Deutsche Bank shareholders	6,474	6,070	404	7

N/M – Not meaningful

OPERATING RESULTS

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

NET INTEREST INCOME

The following table sets forth data related to our net interest income.

in € m. (except percentages)	2007	2006	2007 increase (decrease) from 2006 in €	in %
Total interest and similar income	67,706	58,275	9,431	16
Total interest expenses	58,857	51,267	7,590	15
Net interest income	**8,849**	7,008	1,841	26
Average interest-earning assets[1]	1,226,191	1,071,617	154,574	14
Average interest-bearing liabilities[1]	1,150,051	1,005,133	144,918	14
Gross interest yield[2]	5.52 %	5.44 %	0.08 ppt	1
Gross interest rate paid[3]	5.12 %	5.10 %	0.02 ppt	–
Net interest spread[4]	0.40 %	0.34 %	0.06 ppt	18
Net interest margin[5]	0.72 %	0.65 %	0.07 ppt	11

ppt – Percentage points
1 Average balances for each year are calculated in general based upon month-end balances.
2 Gross interest yield is the average interest rate earned on our average interest-earning assets.
3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
5 Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income in 2007 was € 8.8 billion, an increase of € 1.8 billion, or 26 %, from 2006. Average interest-bearing volumes of assets and liabilities increased by € 154.6 billion and € 144.9 billion respectively, the overall net interest spread widened by 6 basis points and our net interest margin rose by 7 basis points. Much of the increase in net interest income was related to Sales & Trading (debt) activity and was largely offset by decreased net gains (losses) on financial assets/liabilities at fair value through profit or loss from related activity. Interest income from loans increased year-on-year along with higher rates and volumes of our average loans outstanding, partly resulting from the acquisition of Berliner Bank and norisbank. Our overall funding costs rose slightly by 2 basis points, mainly reflecting increased rates on customer deposits and longer-term funding.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

			2007 increase (decrease) from 2006	
In € m. (except percentages)	2007	2006	In €	In %
CIB – Sales & Trading (equity)	3,335	2,441	894	37
CIB – Sales & Trading (debt and other products)	3,858	5,919	(2,061)	(35)
Other	(18)	531	(549)	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**7,175**	**8,892**	**(1,717)**	**(19)**

N/M – Not meaningful

Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB – Sales & Trading (debt and other products) decreased by € 2.1 billion, or 35 %. This development was primarily driven by a weaker performance in our credit trading businesses given exceptionally challenging markets in the second half of 2007. The increase in net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity), which was partially offset in net interest income from trading activities as described below, reflected significant improvements across our customer-driven businesses. The main contributors to the decrease in Other net gains (losses) on financial assets/liabilities at fair value through profit or loss were mark-to-market losses (net of fees and gains on sales) on leveraged loans and loan commitments in 2007 as a consequence of the difficulties in the leveraged finance markets.

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g. coupon and dividend income), and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we disclose net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table sets forth data relating to our combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and product within the Corporate and Investment Bank.

			2007 increase (decrease) from 2006	
in € m. (except percentages)	2007	2006	in €	in %
Net interest income	8,849	7,008	1,841	26
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892	(1,717)	(19)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**	**124**	**1**
Breakdown by Group Division/CIB product[1]:				
Sales & Trading (equity)	3,117	2,613	504	19
Sales & Trading (debt and other products)	7,483	8,130	(648)	(8)
Total Sales & Trading	10,600	10,743	(144)	(1)
Loan products[2]	499	490	9	2
Transaction services	1,297	1,074	223	21
Remaining products[3]	(118)	435	(554)	N/M
Total Corporate and Investment Bank	12,278	12,743	(465)	(4)
Private Clients and Asset Management	3,529	3,071	457	15
Corporate Investments	157	3	154	N/M
Consolidation & Adjustments	61	83	(22)	(27)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**	**124**	**1**

N/M – Not meaningful

1 Note that this breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

CORPORATE AND INVESTMENT BANK (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from sales and trading products were € 10.6 billion in 2007, a decrease of € 144 million, or 1 %. This development reflects the aforementioned difficult market situation for our credit trading businesses in Sales & Trading (debt and other products) during the second half of 2007 as well as improvements across customer-driven businesses in Sales & Trading (equity). The increase of € 223 million, or 21 %, in Transaction services was due to higher customer balances along with a growth in payment volumes from Cash Management and new client mandates in domestic custody products. Mark-to-market losses on leveraged loans and loan commitments were the main drivers of the decrease in Remaining products.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.5 billion in 2007. Berliner Bank and norisbank together with higher volumes from organic business expansion were the main contributors to the increase of € 457 million, or 15 %, compared to 2006.

CORPORATE INVESTMENTS (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased € 154 million, primarily reflecting mark-to-market gains from our option to increase our shareholding in Hua Xia Bank in China.

PROVISION FOR CREDIT LOSSES

Provision for credit losses was € 612 million in 2007, compared to € 298 million in 2006. This reflects net charges of € 109 million in CIB (including a significant provision taken on a single counterparty relationship partly offset by releases), compared to net releases of € 94 million in 2006, and a 28 % increase in PCAM's provisions to € 501 million, driven predominantly by provisions in PBC.

For further information on the provision for loan losses see the Risk Report.

REMAINING NONINTEREST INCOME

			2007 increase (decrease) from 2006	
in € m. (except percentages)	2007	2006	in €	in %
Commissions and fee income[1]	12,289	11,195	1,094	10
Net gains (losses) on financial assets available for sale	793	591	202	34
Net income (loss) from equity method investments	353	419	(66)	(16)
Other income	1,286	389	897	N/M
Total remaining noninterest income	**14,721**	**12,594**	**2,127**	**17**

N/M – Not meaningful

1 Includes

	2007	2006	in €	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	427	436	(9)	(2)
Commissions for assets under management	3,376	3,293	83	3
Commissions for other securities business	162	182	(20)	(11)
Total	3,965	3,911	54	1
Commissions, broker's fees, markups on securities underwriting and other securities activities:				
Underwriting and advisory fees	2,515	2,220	295	13
Brokerage fees	2,982	2,489	493	20
Total	5,497	4,709	788	17
Fees for other customer services	2,827	2,575	252	10
Total commissions and fee income	12,289	11,195	1,094	10

COMMISSIONS AND FEE INCOME. Total 2007 commissions and fee income was € 12.3 billion, an increase of € 1.1 billion, or 10 %, compared with 2006. Commissions and fees from fiduciary activities increased € 54 million compared to the prior year. Underwriting and advisory fees increased by € 295 million, mainly attributable to CIB's Advisory products. Brokerage fees were up € 493 million with CIB's Sales & Trading (equity) products having a significant impact, mainly driven by increased volumes and market activity in Asia. Fees for other customer services increased € 252 million, driven by increases in Sales & Trading (equity) in CIB as well as in PBC Germany.

NET GAINS (LOSSES) ON FINANCIAL ASSETS AVAILABLE FOR SALE. Total net gains on financial assets available for sale were € 793 million in 2007, up € 202 million, or 34 %, compared to 2006. The 2007 result was primarily attributable to disposal gains of € 626 million related to CI's industrial holdings portfolio, of which the most significant were gains from the reduction of our stakes in Allianz SE and Linde AG, and from the disposal of our investment in Fiat S.p.A. Gains in CIB's sales and trading areas were offset by impairment charges. The 2006 result was mainly attributable to CIB's Sales & Trading areas as well as to net gains in CI, of which the most significant was a gain of € 92 million related to the partial sale of our stake in Linde AG.

NET INCOME (LOSS) FROM EQUITY METHOD INVESTMENTS. Net income from our equity method investments was € 353 million and € 419 million in 2007 and 2006, respectively. The key contributors in 2007 were in CI and the RREEF Alternative Investments business in AM. CI's income in 2007 was driven by a gain of € 178 million from our investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment review of CI's goodwill, resulting in an impairment charge of € 54 million). A gain of € 131 million from the sale of our remaining holding in EUROHYPO AG contributed significantly to CI's 2006 equity method income.

OTHER INCOME. Total other income was € 1.3 billion in 2007, an increase of € 898 million compared to 2006, resulting mainly from the sale and leaseback transaction of our premises at 60 Wall Street, higher revenues from consolidated investments and higher insurance premiums as a result of the Abbey Life Assurance Company Limited acquisition.

NONINTEREST EXPENSES

The following table sets forth information on our noninterest expenses.

			2007 increase (decrease) from 2006	
in € m. (except percentages)	2007	2006	in €	in %
Compensation and benefits	13,122	12,498	624	5
General and administrative expenses[1]	7,954	7,069	885	13
Policyholder benefits and claims	193	67	126	188
Impairment of intangible assets	128	31	97	N/M
Restructuring activities	(13)	192	(205)	N/M
Total noninterest expenses	**21,384**	**19,857**	**1,527**	**8**

N/M – Not meaningful

1 Includes:

	2007	2006	in €	in %
IT costs	1,867	1,585	282	18
Occupancy, furniture and equipment expenses	1,347	1,198	149	12
Professional service fees	1,257	1,203	54	4
Communication and data services	680	634	46	7
Travel and representation expenses	539	503	36	7
Payment, clearing and custodian services	437	431	6	1
Marketing expenses	411	365	46	13
Other expenses	1,416	1,150	266	23
Total general and administrative expenses	7,954	7,069	885	13

COMPENSATION AND BENEFITS. The increase of € 624 million, or 5 %, in 2007 compared to 2006 was mainly driven by higher salary expenses, partly resulting from a rise in staff of 9,442 (on a full-time equivalent basis), and accelerated recognition of share-based compensation expense following a new definition of early retirement eligibility for the awards granted under the DB Equity Plan in 2007. Also contributing to the increase were higher severance payments, which were up € 72 million in 2007.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses in 2007 were € 885 million, or 13 %, higher than in 2006 due mainly to business growth, primarily reflected in IT costs and occupancy expenses. The increase of € 266 million in "Other expenses" was largely attributable to a provision release related to grundbesitz-invest, our German open-ended real estate fund, in the prior year. In addition, expenses increased due to the consolidation of an infrastructure investment intended for a RREEF fund during 2007, which was partly offset in other income.

POLICYHOLDER BENEFITS AND CLAIMS. The € 126 million, or 188 %, rise in the current year resulted primarily from our acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007. These expenses are mainly offset by related net gains (losses) on financial assets/liabilities at fair value through profit or loss and by insurance premium revenues.

IMPAIRMENT OF INTANGIBLE ASSETS. 2007 included an impairment of € 74 million on non-amortizing intangible assets in AM and a goodwill impairment charge of € 54 million in CI. In 2006, CI incurred a goodwill impairment charge of € 31 million related to a fully consolidated private equity investment.

RESTRUCTURING ACTIVITIES. The Business Realignment Program was completed and remaining provisions of € 13 million were released in 2007, compared to charges of € 192 million in 2006.

INCOME TAX EXPENSE

Income tax expense was € 2.2 billion in 2007 compared to € 2.3 billion in 2006. The tax expense in 2007 was primarily reduced by the effects of the German tax reform, utilization of capital losses, successful resolution of outstanding tax matters, recoverable taxes subsequent to decisions of the Court of Justice of the European Communities regarding the non-conformity of certain German tax provisions with the European Community Law, and claims relating to current and prior years. In 2006, the tax expense was primarily reduced by the effect of a German tax law change for the refund of prior years' distribution tax credits, which resulted in the accelerated recognition of corporate tax credits and the settlement of tax audits at favorable terms. The actual effective tax rates were 25.6 % in 2007 and 27.1 % in 2006.

RESULTS OF OPERATIONS BY SEGMENT

The following is a discussion of the results of our business segments. See Note [2] to the consolidated financial statements for information regarding

— our organizational structure;
— effects of significant acquisitions and divestitures on segmental results;
— changes in the format of our segment disclosure;
— the framework of our management reporting systems;
— consolidating and other adjustments to the total results of operations of our business segments;
— definitions of non-GAAP financial measures that are used with respect to each segment, and
— the rationale for including or excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2007. Segment results were prepared in accordance with our management reporting systems.

2007 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	19,092	10,129	1,517	30,738	7	30,745[1]
Provision for credit losses	109	501	3	613	(1)	612
Total noninterest expenses	13,802	7,561	220	21,583	(200)	21,384
therein:						
Policyholder benefits and claims	116	73	–	188	5	193
Impairment of intangible assets	–	74	54	128	–	128
Restructuring activities	(4)	(9)	(0)	(13)	–	(13)
Minority interest	34	8	(5)	37	(37)	–
Income (loss) before income tax expense	5,147	2,059	1,299	8,505	244	8,749
Cost/income ratio	72 %	75 %	15 %	70 %	N/M	70 %
Assets[2]	1,895,756	156,391	13,002	2,011,654	8,695	2,020,349
Average active equity[3]	20,714	8,539	473	29,725	121	29,846
Pre-tax return on average active equity[4]	25 %	24 %	N/M	29 %	N/M	29 %

N/M – Not meaningful

1 Includes gain from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average equity please refer to Note [2]. For 'Total consolidated', pre-tax return on average shareholders' equity is 24 %.

2006 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	18,802	9,315	574	28,691	(197)	28,494[1]
Provision for credit losses	(94)	391	2	298	(0)	298
Total noninterest expenses	12,789	7,000	214	20,003	(147)	19,857
therein:						
Policyholder benefits and claims	–	63	–	63	4	67
Impairment of intangible assets	–	–	31	31	–	31
Restructuring activities	99	91	1	192	–	192
Minority interest	23	(11)	(3)	10	(10)	–
Income (loss) before income tax expense	6,084	1,935	361	8,380	(41)	8,339
Cost/income ratio	68 %	75 %	37 %	70 %	N/M	70 %
Assets[2]	1,468,321	130,642	17,783	1,576,714	7,779	1,584,493
Average active equity[3]	17,105	7,206	1,057	25,368	100	25,468
Pre-tax return on average active equity[4]	36 %	27 %	34 %	33 %	N/M	33 %

N/M – Not meaningful

1 Includes gain from the sale of the bank's remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average equity please refer to Note [2]. For 'Total consolidated' pre-tax return on average total shareholders' equity is 26 %.

GROUP DIVISIONS

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:		
Sales & Trading (equity)	4,613	4,039
Sales & Trading (debt and other products)	8,407	9,016
Origination (equity)	861	760
Origination (debt)	714	1,331
Advisory	1,089	800
Loan products	974	946
Transaction services	2,585	2,228
Other products	(151)	(318)
Total net revenues	**19,092**	**18,802**
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	12,278	12,743
Provision for credit losses	**109**	**(94)**
Total noninterest expenses	**13,802**	**12,789**
therein:		
Policyholder benefits and claims	116	–
Impairment of intangible assets	–	–
Restructuring activities	(4)	99
Minority interest	**34**	**23**
Income (loss) before income tax expense	**5,147**	**6,084**
Cost/income ratio	72 %	68 %
Assets	1,895,756	1,468,321
Average active equity[1]	20,714	17,105
Pre-tax return on average active equity	25 %	36 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:		
Sales & Trading (equity)	4,613	4,039
Sales & Trading (debt and other products)	8,407	9,016
Origination (equity)	861	760
Origination (debt)	714	1,331
Advisory	1,089	800
Loan products	974	946
Other products	(151)	(318)
Total net revenues	16,507	16,574
Provision for credit losses	102	(65)
Total noninterest expenses	12,169	11,236
therein:		
Policyholder benefits and claims	116	-
Impairment of intangible assets	-	-
Restructuring activities	(4)	77
Minority interest	34	23
Income (loss) before income tax expense	4,201	5,379
Cost/income ratio	74 %	68 %
Assets	1,881,638	1,459,190
Average active equity[1]	19,619	16,041
Pre-tax return on average active equity	21 %	34 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues of € 16.5 billion in 2007 were marginally lower than in 2006. Higher revenues from our more mature "flow" businesses were offset by write-downs and mark-to-market losses in the third quarter in some Sales & Trading areas and in Leveraged Finance on loans and loan commitments, which are described below. Income before income taxes decreased by € 1.2 billion, or 22 %, to € 4.2 billion for the year ended December 31, 2007. The reduction was mainly attributable to an increase in noninterest expenses resulting from higher staff levels and an increase in provision for credit losses.

Sales & Trading (debt and other products) revenues were € 8.4 billion in 2007, a decrease of € 609 million, or 7 %, compared to 2006. Sales & Trading (equity) revenues were a record € 4.6 billion, € 574 million, or 14 %, higher than in 2006.

Sales and Trading results for the entire year were comparable to those of 2006 despite the exceptionally challenging markets of the second half of 2007.

During the third and fourth quarters of 2007, fears of further U.S. homeowner delinquencies on subprime loans led to a significant deterioration in the subprime-related and other credit markets. The effect of this, in some cases, caused spreads to widen and liquidity levels to decline.

During this difficult period, we reported relatively lower losses than some of our competitors in our Collateralized Debt Obligations (CDO) and U.S. residential mortgage businesses, despite the investment banking industry facing substantial problems in both sectors. This was due to the relative size of our exposure, protection purchased and significant sales activity.

In the third quarter of 2007, we announced losses of € 1.6 billion related to relative value trading (both debt and equity), CDO correlation trading and Residential Mortgage-Backed Securities (RMBS). Of this amount, € 726 million related to CDO correlation and RMBS and was principally driven by exposure to positions linked to subprime residential mortgages. In the fourth quarter of 2007, the CDO and RMBS businesses produced an overall net positive result after factoring in gains from hedges.

Elsewhere, CB&S benefited from the scale and diversity of its Global Markets platform, particularly its leadership in products such as foreign exchange, interest rates and money markets and its strong position in emerging markets, which helped to offset a weaker performance in our credit trading businesses. Customer-driven business remains the predominant source of CB&S' Sales & Trading revenues. Designated proprietary trading gains were lower compared to 2006, in both absolute terms and as a percentage of net revenues, having been negatively affected by the market dislocations occurring in the second half of the year.

Revenues from Origination and Advisory of € 2.7 billion were € 226 million, or 8 %, lower than in 2006. The reduction in revenue year-on-year arose principally from the deterioration in the market for private equity leveraged loans and financing as part of the overall dislocation of credit markets experienced in the second half of the year. Mark-to-market losses of € 759 million (excluding fees and hedges, € 1.4 billion) were taken against leveraged finance loans and loan commitments during 2007.

Revenues from Loan products were € 1.0 billion, an increase of € 28 million, or 3 %, from 2006, due to gains on sales of equity from restructured loans, which were partly offset by the application of the fair value option to an increased level of new lending activity.

Revenues from Other products were a loss of € 151 million, an improvement of € 167 million versus 2006, primarily driven by higher revenues following our acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007, which were offset in noninterest expenses within policyholder benefits and claims.

The provision for credit losses resulted in a net charge of € 102 million in 2007, compared to a net release of € 65 million in 2006, driven primarily by a provision taken on a single counterparty relationship.

Noninterest expenses in 2007 were € 12.2 billion, an increase of € 933 million, or 8 %, versus 2006, largely due to increased staff levels, accelerated recognition of share-based compensation expense, the impact of acquisitions and higher business volumes.

The ongoing dislocations in the credit market and a lack of adequate liquidity may continue to impact our remaining risk positions in a number of our key businesses within CB&S, primarily those relating to credit structuring, leveraged finance and commercial real estate. The following paragraphs summarize these exposures as of the end of 2007.

KEY EXPOSURES OF CDO TRADING AND ORIGINATION BUSINESSES: The activities of the Group's CDO trading and origination businesses span multiple asset classes. Managing our remaining exposure to the U.S. subprime residential mortgage market continues to be a particular focus.

The following table outlines our overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of December 31, 2007.

CDO subprime exposure – Trading in € m.	**Subprime ABS CDO gross exposure Dec 31, 2007**	**Hedges and other protection purchased Dec 31, 2007**	**Subprime ABS CDO net exposure Dec 31, 2007**
Super Senior tranches:			
Underlying collateral type: High Grade	–	–	–
Underlying collateral type: Mezzanine	1,778	(938)	840
Total Super Senior tranches	**1,778**	**(938)**	**840**
Mezzanine tranches	1,086	(922)	164
Total Super Senior and Mezzanine tranches	**2,864**	**(1,860)**	**1,004**
Other net subprime-related exposure held by CDO businesses			186
Total net subprime exposure in CDO businesses			**1,190**

Net exposure represents our potential loss as of December 31, 2007 in the event of a 100 % default of subprime securities and related ABS CDO, assuming zero recovery. It is not an indication of our trading position as of that date. The net exposure above is an aggregated view of all positions linked to the U.S. subprime residential mortgage market. The various gross components of our overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, relative price movements between different components of our positions and our ability to adjust hedges in these circumstances.

In the course of their activities, our CDO businesses will also take exposure to non-subprime residential mortgages (including Alt-A) and to other asset classes, including commercial mortgages, trust preferred securities, and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments.

In addition to our trading-related exposure, the table below summarizes our exposure to U.S. subprime ABS CDOs held within our "Available for Sale" category. These exposures arise from asset financing activities. Our potential economic exposure is hedged by additional short positions in our trading book. In our 2007 results, we have recorded charges of € 207 million against these positions.

CDO subprime exposure – Available for Sale in € m.	**Exposure** **Dec 31, 2007**
Available for Sale	499
Short positions on trading book	(446)
Total net CDO subprime exposure	53

OTHER U.S. MORTGAGE BUSINESS EXPOSURE: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization businesses in residential mortgages. These are summarized below, which does not include agency CMOs and agency eligible loans.

Other U.S. Mortgage business exposure in € m.	**Exposure** **Dec 31, 2007**
Alt-A	7,908
Subprime	216
Other	1,679
Total other U.S. residential Mortgage gross assets	9,803
Hedges and other protection purchased	(7,592)
Trading related net positions	803
Total net other U.S. Mortgage business exposure	3,014

In the table above, our total net exposure is defined as the market value of the gross exposure on RMBS bonds, loans and portions of loans, less the value of protection provided by the associated hedges. The trading-related positions arise from our market-making and secondary activities in credit-sensitive U.S. mortgage markets. Hedges consist of a number of different market instruments, including single-name CDS contracts with market counterparties, protection provided by monoline insurers and index-based contracts. The comments made above in relation to CDOs regarding ongoing exposure to absolute and relative market movements therefore also apply to this portfolio.

MONOLINE EXPOSURE: The deterioration of the U.S. subprime mortgage market has generated large exposures for financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. This has led to some uncertainty as to whether the ultimate liabilities of monoline insurers to banks and other buyers of protection will be met and may, in some cases, lead to a ratings downgrade of those insurers.

The following table summarizes our net counterparty exposures to monoline insurers with respect to residential mortgage-related activity, as of December 31, 2007, on the basis of the mark-to-market value of the assets compared with the face value guaranteed or underwritten by monoline insurers.

Monoline exposure related to U.S. residential Mortgages in € m.	Market value of bought protection Dec 31, 2007
Super Senior ABS CDO	805
Other subprime	69
Alt-A	229
Total value of bought CDS protection	**1,103**

A proportion of this mark-to-market exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2007, we had made credit valuation adjustments of € 82 million against these exposures, including a full provision against our exposure to one monoline counterparty. The credit valuation adjustments are based on a name-by-name assessment of credit worthiness.

In addition to the residential mortgage-related activities shown in the table above, we have other exposures of € 1.2 billion as of December 31, 2007, related to net counterparty exposure to monoline insurers, based on the mark-to-market value of other insured assets. These arise from a range of client activity, including financing of collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt.

COMMERCIAL REAL ESTATE EXPOSURE: In conducting its activities, our Commercial Real Estate business takes positions in whole loans, assets held for securitization and commercial mortgage-backed securities. The following is a summary of our gross exposure to loans and loan securities secured in part or whole on commercial property or commercial mortgage pools as of December 31, 2007.

Commercial Real Estate Exposure in € m.	Gross Exposure Dec 31, 2007
Funded positions	15,999
Unfunded commitments	1,166
Total Commercial Real Estate Exposure	**17,165**
Of which:	
North America	8,366
Europe	8,799
(of which Germany € 6,873 m)	

Mark-to-market write-downs of loans and loan commitments in € m.	2007
Net mark-to-market losses excluding hedges	(385)
Gross mark-to-market losses excluding fees and hedges	(558)

Mark-to-market losses as of December 31, 2007 arose primarily from the illiquid market conditions that developed during the second half of 2007, which impacted our ability to securitize commercial real estate loans. The impact of these losses on our reported income was to some extent mitigated by the results of related hedge activity, and overall, the Commercial Real Estate business was profitable in 2007. Subsequent to December 31, 2007, there has been further widening in credit spreads for commercial real estate loans that, if sustained, could result in additional write-downs for loans that remain unsold, which may not be fully mitigated by offsetting hedge activity or by the realization of property or mortgage assets securing the exposures. These are described in more detail in the Risk Report.

LEVERAGED FINANCE EXPOSURE: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business. These activities include private equity transactions and other buyout arrangements. Also shown are the write-downs taken against these loans and loan commitments as of December 31, 2007.

Leveraged Finance Exposure in € m.	**Gross Exposure** **Dec 31, 2007**
Funded positions	15,317
Unfunded commitments	20,897
Total Leveraged Finance exposure	**36,214**
Of which:	
North America	26,620
Europe	8,959
Asia/Pacific	635

Mark-to-market write-downs of loans and loan commitments in € m.	**2007**
Net write-downs in 2007 excluding hedges	(759)
Gross write-downs excluding fees and hedges on Dec 31 loans and commitments	(1,351)

Of these commitments, € 1.3 billion has been accounted for on an amortized cost basis with the balance of € 34.9 billion accounted for at fair value.

Challenging market conditions for leveraged financing activities have continued in the early part of 2008 and it is likely that our leveraged lending commitments will require further write-downs if market conditions fail to improve. Valuations will also be impacted if commitments are renegotiated or if acquisition transactions fail to close.

GLOBAL TRANSACTION BANKING CORPORATE DIVISION

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:		
Transaction services	2,585	2,228
Other products	–	–
Total net revenues	2,585	2,228
Provision for credit losses	7	(29)
Total noninterest expenses	1,633	1,552
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	–
Restructuring activities	(1)	22
Minority interest	–	–
Income (loss) before income tax expense	945	705
Cost/income ratio	63 %	70 %
Assets	32,083	25,646
Average active equity[1]	1,095	1,064
Pre-tax return on average active equity	86 %	66 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income tax expense increased by 34 %, or € 241 million, to a record € 945 million for the year ended December 31, 2007. This development was based on double-digit profit growth in all geographic regions.

Net revenues increased by 16 % to € 2.6 billion in 2007. The significant rise of € 357 million compared to 2006 was derived in all regions. All products achieved a double-digit revenue growth. Cash Management grew substantially due to increased customer balances and a strong increase in payment volumes. This reflected the continued tendency of banks and corporates to consolidate to fewer banking counterparties, as well as the Single Euro Payments Area (SEPA) initiative and new Cash Management capabilities in emerging markets, such as Brazil, Russia and Turkey. Revenue growth in Trade Finance products was predominantly driven by strong business activity in the EMEA region. Trust & Securities Services grew in Asia/Pacific and EMEA, particularly due to increased asset inflows and significant new client mandates in domestic custody.

The provision for credit losses amounted to a net charge of € 7 million in 2007, compared to a net release of € 29 million for 2006.

Noninterest expenses of € 1.6 billion increased by 5 %, or € 80 million, from 2006, mainly reflecting higher staff levels, performance-related compensation, and transaction-related costs in support of increased business volumes.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:		
Portfolio/fund management	3,062	3,089
Brokerage	2,172	1,910
Loan/deposit	3,173	2,774
Payments, account & remaining financial services	979	899
Other products	742	643
Total net revenues	10,129	9,315
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,529	3,071
Provision for credit losses	501	391
Total noninterest expenses	7,561	7,000
therein:		
Policyholder benefits and claims	73	63
Impairment of intangible assets	74	–
Restructuring activities	(9)	91
Minority interest	8	(11)
Income (loss) before income tax expense	2,059	1,935
Cost/income ratio	75 %	75 %
Assets	156,391	130,642
Average active equity[1]	8,539	7,206
Pre-tax return on average active equity	24 %	27 %
Invested assets (in € bn.)[2]	952	908

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION

The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:		
Portfolio/fund management (AM)	2,351	2,470
Portfolio/fund management (PWM)	414	332
Total portfolio/fund management	2,765	2,802
Brokerage	964	811
Loan/deposit	223	191
Payments, account & remaining financial services	22	18
Other products	401	345
Total net revenues	4,374	4,166
Provision for credit losses	1	(1)
Total noninterest expenses	3,453	3,284
therein:		
Policyholder benefits and claims	73	63
Impairment of intangible assets	74	-
Restructuring activities	(8)	43
Minority interest	7	(11)
Income (loss) before income tax expense	913	894
Cost/income ratio	79 %	79 %
Assets	39,081	35,922
Average active equity[1]	5,109	4,917
Pre-tax return on average active equity	18 %	18 %
Invested assets (in € bn.)[2]	749	732

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income tax expense was € 913 million in 2007, which is an increase of € 19 million or 2 % compared to 2006. The results for 2007 included an impairment charge of € 74 million related to a write-down of intangible assets in the Asset Management business. In 2006, income before income taxes included charges of € 43 million for restructuring activities and net gains of € 43 million from the sale of businesses.

Net revenues were € 4.4 billion in 2007, an increase of € 208 million, or 5 %, compared to 2006.

Portfolio/fund management revenues were € 2.4 billion in AM, € 119 million, or 5 %, below 2006. The decrease in revenues was driven by lower levels of performance fees in the Alternative Investments business. Partially offsetting these results were increases in performance fees in the Retail and Institutional businesses, as well as increases in management fees primarily in the Alternative Investments and the Retail business.

In PWM, portfolio/fund management revenues of € 414 million increased by € 81 million, or 24 %, compared to 2006. The growth was driven by a higher invested asset base after the acquisition of Tilney and the additions of new client advisors since the beginning of 2006.

Brokerage revenues of € 964 million were up € 154 million, or 19 %, compared to the previous year. The increase was attributable to higher client activity, including a high demand from clients for alternative investment and other innovative products.

Revenues related to loans/deposits of € 223 million were up by € 31 million, or 16 %, due to higher volumes and margins in both our loan and deposit business.

Revenues from Other products of € 401 million were € 57 million, or 16 %, higher than in 2006, due largely to the consolidation of an infrastructure investment intended for a RREEF fund during 2007 in AM.

Noninterest expenses were € 3.5 billion in 2007, an increase of € 169 million, or 5 %, from 2006. The increase in noninterest expenses was mainly driven by the impairment charge of € 74 million related to intangible assets in AM and PWM's acquisition and growth strategy, partially offset by a decrease in charges for restructuring activities.

The cost/income ratio was 79 % in 2007, unchanged from 2006.

AWM's invested assets increased by € 17 billion to € 749 billion in 2007. In AM, invested assets were € 555 billion in 2007, an increase of € 12 billion, or 2 %, from 2006. The increase in assets in 2007 was driven by net new assets of € 27 billion. Invested assets in PWM grew from € 189 billion in 2006 to € 194 billion at the end of 2007, caused by net new assets of € 13 billion. The increases were partially offset by a reduction in the value of dollar-based balances driven by the impact of a strong euro.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION

The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:		
Portfolio/fund management	297	287
Brokerage	1,208	1,099
Loan/deposit	2,950	2,583
Payments, account & remaining financial services	958	881
Other products	341	299
Total net revenues	5,755	5,149
Provision for credit losses	501	391
Total noninterest expenses	4,108	3,717
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	–
Restructuring activities	(1)	49
Minority interest	0	0
Income (loss) before income tax expense	1,146	1,041
Cost/income ratio	71 %	72 %
Assets	117,533	94,760
Average active equity[1]	3,430	2,289
Pre-tax return on average active equity	33 %	45 %
Invested assets (in € bn.)[2]	203	176
Loan volume (in € bn.)	87	79
Deposit volume (in € bn.)	96	72

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income tax expense was € 1.1 billion in 2007, which was € 105 million, or 10 %, higher than in 2006. In 2006, income before income tax expense of € 1.0 billion included charges of € 49 million for restructuring activities.

Net revenues of € 5.8 billion increased by € 606 million, or 12 %, compared to 2006. The increase was driven by the acquisitions of norisbank (consolidated since November 2006) and Berliner Bank (consolidated since January 2007).

Portfolio/fund management revenues and brokerage revenues increased by € 11 million and € 109 million, respectively. The improvements reflect successful placements of innovative investment products, as well as higher transaction-based flow revenues. Furthermore the acquisitions of Berliner Bank and norisbank contributed to the increased revenues.

Loan/deposit revenues were the key drivers of the growth in 2007 with increases of € 367 million, or 14 %, mainly driven by the aforementioned acquisitions.

Payments, account and remaining financial services revenues increased by € 76 million, or 9 %, primarily due to the acquisitions, but also from increased insurance brokerage revenues in 2007 due to higher sales of pension related products.

Revenues from Other products of € 341 million in 2007 increased by € 43 million, or 14 %, compared to 2006.

Provision for credit losses increased by € 109 million, or 28 %, to € 501 million in 2007, primarily driven by the acquisitions of norisbank and Berliner Bank.

Noninterest expenses of € 4.1 billion were € 391 million, or 11 %, higher than in 2006, mainly due to the acquisitions. In addition, integration related expenses contributed to the increase. Furthermore the higher expenses reflect investments in business growth in emerging markets, including the branch banking and credit card offerings in India and China, and the extension of the branch network and consumer finance offerings in Poland.

The cost/income ratio was 71 % in 2007, slightly improved compared to 2006.

Invested assets of € 203 billion at the end of 2007 grew by € 28 billion or 16 %, of which € 19 billion was net new money, and the remainder was generated by performance and acquisitions.

The number of clients in PBC reached 13.8 million by year end 2007, an increase of 1 million net new clients, excluding the impact of the acquisition of Berliner Bank and the sale of the credit card processing activities in Italy. The increases mainly relate to Germany and India.

CORPORATE INVESTMENTS GROUP DIVISION

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:	1,517	574
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	157	3
Provision for credit losses	3	2
Total noninterest expenses	220	214
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	54	31
Restructuring activities	(0)	1
Minority interest	(5)	(3)
Income (loss) before income tax expense	1,299	361
Cost/income ratio	15 %	37 %
Assets	13,002	17,783
Average active equity[1]	473	1,057
Pre-tax return on average active equity	N/M	34

N/M – Not meaningful

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

CI reported income before income tax expense of € 1.3 billion in 2007 compared to € 361 million in 2006.

Net revenues were € 1.5 billion in 2007, an increase of € 943 million compared to the previous year. Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly related to Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment review of CI's goodwill resulting in an impairment charge of € 54 million), dividend income in the amount of € 141 million and mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd. In addition, the net revenues included a gain of € 313 million related to the sale and leaseback transaction of our premises at 60 Wall Street.

Net revenues in 2006 included a gain of € 131 million from the sale of our remaining holding in EUROHYPO AG, € 92 million related to the partial sale of our stake in Linde AG and dividend income of € 122 million.

Total noninterest expenses increased in 2007 to € 220 million from € 214 million in 2006. The increase was the result of higher goodwill impairment charges in 2007, offset by reductions in other expense categories.

At year end 2007, the alternative assets portfolio of CI had a carrying value of € 631 million, of which 51 % was real estate investments, 43 % was private equity direct investments and 6 % was private equity indirect and other investments. This compares to a value at year end 2006 of € 895 million.

CONSOLIDATION & ADJUSTMENTS

For a discussion of Consolidation & Adjustments to our business segment results see Note [2] to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

For a detailed discussion of our liquidity risk management, see our Risk Report and Note [36] to the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS WITH UNCONSOLIDATED ENTITIES

INTRODUCTION

We engage in various business activities with unconsolidated entities which may be off-balance sheet arrangements; the face value of the financial instruments associated with these arrangements and the movements in their fair value are not reflected in our financial statements. Generally, the following discussion is limited to off-balance sheet arrangements with special purpose entities (SPEs). While our involvement with these entities can take many different forms, it consists primarily of liquidity facilities and guarantees. Where appropriate, this disclosure also encompasses certain instruments recorded on-balance sheet, particularly liquidity arrangements embedded in total return swaps, written put options and certain other types of guarantees.

We provide financial support to off-balance sheet entities in connection with commercial paper conduit programs, asset securitizations, mutual funds that are managed but not consolidated, and real estate leasing vehicles. Such vehicles are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they offer investors access to specific cash flows and risks created through the securitization process. Because we consolidate the majority of our sponsored conduit programs, only those arrangements with unconsolidated entities we sponsor are discussed. We also provide financing arrangements to both our own sponsored securitization programs and third party-sponsored securitizations.

Our accounting policies regarding consolidation and reassessment of consolidation of SPEs are outlined in Note [1] to the consolidated financial statements.

The purposes, risks and effects of the off-balance sheet arrangements are described in the following sections. As of December 31, 2007, these arrangements have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

All balance sheet and notional values are reported as of December 31, 2007. All income statement and cash flow amounts are reported for the year ended December 31, 2007.

GROUP SPONSORED ABCP CONDUITS

We originate and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues high-grade, short-term commercial paper that is collateralized by the underlying assets to the market to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these entities.

Some conduits remain off-balance sheet because we are not deemed to control them; these have assets totaling € 4.8 billion which consist of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the sellers to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA-. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted-average life of the assets held in the conduits is 5 years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

No material difficulties have been experienced by these conduits during 2007 although a general widening in credit spreads was experienced on the conduits' issued commercial paper, the cost of which was passed on to the original asset sellers. Our exposure to these entities is limited to the committed liquidity facilities entered into by us to provide funding to the conduits in the event of market disruption. The committed liquidity facilities to these conduits total € 6.3 billion and we are the only liquidity facility provider to these entities. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance.

As of December 31, 2007, we held € 1.0 billion of commercial paper issued by these nonconsolidated entities. We purchased the paper voluntarily as dealer in commercial paper on standard commercial terms. In addition, we purchased € 0.5 billion in term notes issued by one SPE whose paper was ordinarily purchased by the conduits. This represents 100 % of its issued debt, which has caused us to consolidate that SPE. This entity holds assets backed by non-conforming residential mortgages. The pre-existing liquidity facility with this entity was required to be renegotiated in late 2007 and under the terms of the refinancing we elected to transform the financing from an off-balance sheet arrangement to on-balance sheet financing. No write-offs were recorded by us as a consequence of this purchase or from the holding of the conduit's commercial paper.

Our revenues from these arrangements in 2007 totaled € 6 million. No losses were incurred as a consequence of our off-balance sheet arrangements with these entities. Cash flows to the conduits during 2007 totaled € 1.1 billion, including the € 0.5 billion purchase of SPE notes.

THIRD PARTY ABCP CONDUITS

In addition to sponsoring our own commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. (This section excludes the third party Canadian ABCP conduits which are discussed separately below.)

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities (€ 3.1 billion) and unfunded committed repurchase agreements (€ 0.5 billion) in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded.

We also provide market value support in the form of total return swaps over specific assets purchased by the conduits from third parties (€ 3.6 billion notional value). Embedded into the total return swaps are liquidity puts which allow the conduit to sell to us the underlying assets in the event that the conduit is unable to refinance the commercial paper funding the asset. The total return swaps are derivatives and are reported at fair value with changes reported in the consolidated statement of income.

Other financial institutions also provide liquidity funding to these conduits and thus we are not the sole liquidity provider. Our interests rank pari passu with other interests. Advances against the liquidity facilities are collateralized by identified pools of underlying assets held in the conduits, and so a drawn facility will be exposed to volatility in the value of these underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. Changes in value of other assets in the conduits will not impact our credit risk. For this reason, the details below of our support for these entities are limited to the assets and liabilities related to our interests. We do not provide details of conduit assets in which we hold no interest and to which we are not exposed.

Our interests in the conduits are supported by equities, bonds, commercial mortgage-backed securities, residential mortgage-backed securities, and securities backed by automotive leasing receivables, credit card receivables, student loans and consumer loans. Including our derivative hedges, we are carrying a net exposure of € 0.5 billion to U.S. subprime residential mortgages which collateralize our off-balance sheet interest. The weighted-average life of these assets varies significantly but is consistently of significantly longer duration than the short-term commercial paper issued by the conduits. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

During the second half of 2007, the global ABCP conduits market experienced significantly less liquidity and higher borrowing costs, and in some instances experienced write-downs in the values of their assets. No specific credit-related write-downs occurred on assets collateralizing our interests. We purchased conduit-issued commercial paper totaling € 3.5 billion and certain underlying assets totaling € 3.3 billion, and originated loans totaling € 0.8 billion. These cash outflows totaled € 7.6 billion and are in addition to the unfunded off-balance sheet exposures referred to above. The reasons for the purchase of the commercial paper and assets and loan origination were twofold. First, one of our businesses operates as a dealer for certain of the conduits' commercial paper and voluntarily purchased the paper as part of its normal trading activities on commercial terms. Second, commercial paper and assets were purchased and loans were made upon an early termination of the total return swaps with the conduits triggered by their inability to refinance their commercial paper in the market. We have not recorded any net losses as a result of these total return swap arrangements because we held offsetting hedging positions.

Our revenues from these off-balance sheet arrangements in 2007 totaled € 4 million. A provision for credit losses of € 188 million was taken on a single third party conduit relationship in 2007.

THIRD PARTY SPONSORED CANADIAN ABCP CONDUITS

We have financial relationships with third party-sponsored ABCP conduits in Canada. These conduits operate in a similar manner to other ABCP conduit programs in that the basic investment strategy is to earn a spread between the relatively inexpensive funding and the higher yields on assets held. They also have the equivalent liquidity mismatch between longer-dated assets and short-dated commercial paper funding. One key difference however is that the assets are typically a combination of AAA-rated bond collateral and portfolio credit default swaps linked to super-senior tranches referencing a pool of corporate credit default swaps, usually with leverage in order to enhance the yield. The transactions contain triggers pursuant to which we can call for further collateral in a given market environment. Less common transactions involve residential mortgage-backed securities collateral or credit default swaps on mezzanine tranches, and on occasion the absence of leverage, collateral triggers or liquidity support.

Another key difference is that the conduits issue junior interests and/or medium-term notes in addition to senior short-term commercial paper. The commercial paper also includes a portion of extendible commercial paper, whereby the securities can be extended beyond their original maturity date on pre-agreed terms at the option of the issuer. The more junior interests earn the residual return, bear first losses, and provide the capital to support the credit rating of the conduits, in addition to other credit enhancements and liquidity arrangements.

We perform no management role for any of the Canadian conduits but are the portfolio credit default swap provider and/or the liquidity facility provider. In some instances we are the sole liquidity provider but in others there are multiple providers. The following details our support for these entities which are limited to the assets and liabilities related to our interests. We do not provide details of conduit assets in which we hold no interest and to which we are not exposed.

Under the terms of the various committed liquidity facilities and written liquidity put options, the conduits have the right to sell existing commercial paper or assets held by them to us on pre-agreed terms. The liquidity facilities can only be drawn upon in the event of 'general market disruption' (GMD), which is when market participants generally are unable to refinance fully their maturing commercial paper in the commercial paper market.

The Canadian ABCP conduit market experienced significant liquidity problems during the last six months of 2007. The GMD liquidity facilities committed by us were not drawn upon during this period. In August 2007, an agreement referred to as the Montreal Accord was agreed by 22 conduits, their commercial paper investors, and bank counterparties, including us, under which all agreed to a standstill period to renegotiate the terms of the vehicles' issued liabilities. For the standstill period (60 days), the banks could not trigger collateral calls and, for the standstill period plus another 150 days, the vehicles could not draw upon the liquidity puts and facilities.

The standstill agreement has since been extended twice through February 22, 2008 and standstill arrangements beyond this date are being re-agreed on a daily basis. Our liquidity arrangements with the conduits at December 31, 2007 totaled € 5.5 billion, with a representative interest in the conduits' assets of € 8.3 billion. In addition, we held € 90 million of commercial paper issued by these vehicles. Due to the standstill agreement, no amounts can be drawn under these liquidity arrangements and they will have expired by the time the extended standstill period ends.

On December 23, 2007, a framework agreement was published, setting forth proposed terms for the restructuring of these conduits as agreed in principle by investors and banks. Pursuant to this framework agreement, the asset exposures and issued liabilities of the vehicles would be combined into two "master" vehicles, the issued liabilities would be restructured into senior and subordinated term debt of the new vehicles and a new margin facility would be established. Under the proposed restructuring, we would contribute € 1.6 billion towards that margin facility and earn a fair market return. The framework agreement would also contain revised collateral triggers.

We also have a broadly similar standstill arrangement with another vehicle outside of the Montreal Accord, with liquidity arrangements totaling € 0.1 billion and representative asset interests of € 0.4 billion.

We have earned fees for the liquidity facilities and puts of € 9 million during 2007. Although the impact of the currently proposed restructuring on our profit and loss for 2008 would be insignificant, negotiations are continuing and further changes to the proposed restructuring could occur that may impact our profit and loss in the future.

THIRD PARTY-SPONSORED SECURITIZATIONS

The third party securitization vehicles to which we provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage backed securities, residential mortgage backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles. Total asset size of these entities is € 30.2 billion.

Our financing arrangements with these entities can take various forms: warehousing lines during the ramp-up period of the securitization (€ 4.8 billion, with € 1.5 billion drawn), variable funding notes (VFNs) issued by the securitization vehicles that contain funding commitments by the note purchaser up to a pre-defined amount (€ 8.1 billion, with € 5.0 billion drawn), and ongoing liquidity commitments (€ 1.9 billion, with € 0.1 billion drawn).

All committed amounts are available to be drawn at the investment manager's discretion. These agreements are secured by the securitization vehicles' assets and so a drawn facility will be exposed to volatility in the value of these assets. These liquidity facilities rank senior to the issued debt tranches and pari passu with any other liquidity providers.

Due to the wide variety of different types of securitization vehicles, the weighted-average life of the assets and their credit ratings also vary widely. In general terms, the funding provided is designed to be co-terminus with the weighted-average life of the assets and no vehicles were experiencing liquidity problems as of December 31, 2007. The credit ratings range from B- to AAA.

All securitization vehicles experienced a general widening of credit spreads during the second half of 2007. In 2007, we incurred losses totaling € 302 million on amounts drawn against these off-balance sheet arrangements. We have not provided any additional financial support to these vehicles as a result of the general market difficulties and hold an insignificant interest in the issued tranches of these securitization vehicles. In 2007, we earned commitment fee revenues of € 62 million as a result of our financing arrangements with these entities. Our net cash flows to the vehicles during 2007 totaled € 4.9 billion.

MUTUAL FUNDS

We offer clients mutual fund-related products which pay returns linked to the performance of the assets held in the funds. Certain of these funds contain a guarantee feature which guarantees the minimum net asset value to be returned to investors at certain dates. The investors earn the return between the guaranteed minimum and a certain performance benchmark and then share the returns with us above that benchmark. The remaining funds contain no such guarantee feature. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and on occasion performance-based fees.

The guarantees extended by us are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income.

During 2007, we injected cash of € 49 million into these mutual funds on a discretionary basis where actual yields were lower than originally projected, although still above any guarantee thresholds. This amount was recorded as a loss in our 2007 earnings.

Assets under management for the funds supported with guarantees and/or discretionary yield enhancement total € 29.8 billion. The funds' assets are a combination of floating rate debt securities, asset-backed securities (predominantly residential mortgage-backed securities, commercial mortgage-backed securities and collateralized bond obligations), investments in other funds, repurchase agreements and cash. No subprime risk is held in any of these asset pools.

The average life of the assets is approximately 2-3 years, and the credit ratings on the assets range from BBB to AAA, with 60 % representing either AAA or AA and a cap of 5 % on BBB ratings.

Financing is provided by third-party investor holdings in the funds. Up to the maturity or liquidation date of the funds, the fund units have no contractual maturity and can instead be redeemed by investors at any time without restriction. We hold no equity interests in these funds.

We have earned € 111 million in management and performance fees on the above funds in 2007, and incurred a loss of € 49 million for the discretionary cash injections provided during the year. Other than these amounts, we have reported no cash flow movements with these entities during 2007.

REAL ESTATE SPECIAL PURPOSE ENTITIES AND CLOSED END FUNDS

Real estate leasing vehicles provide financing for the purchase of real estate assets which are leased under finance leases to third parties. The leases are primarily for commercial and residential land and buildings and infrastructure assets. The vehicles may either be corporate SPEs or partnerships. The SPEs are financed with debt provided by one or more financial institutions, and the closed-end funds with a combination of equity in the form of limited partnership interests and debt financing. Lessee credit risk in the SPEs is borne by the lenders who have recourse to the lease asset as collateral in the event of lessee default, and in the closed-end funds by the equity investors. We administer the lessor entities and earn fees for this service.

We have two principal types of off-balance sheet arrangements with these funds. First, under the terms of certain German lease arrangements, the lessee commits to maintain the lease payments at pre-agreed levels in the event that the lease asset is partly or wholly damaged or destroyed. The lessor SPE in turn agrees to compensate the lessee for rental overpayments, and we guarantee the performance of the lessor vehicles' obligations under this arrangement. The notional value of these guarantees is € 0.5 billion. Second, for some of the closed-end funds, we give investors an option to exit their interest in the fund by selling either their limited partnership interests or the leased asset to us at the end of the first lease term under certain limited conditions at a pre-agreed price. We thus bear the risk that the lease asset market value declines below the option price at the end of the lease term. As of December 31, 2007, the notional value of the put options is € 0.6 billion.

The total assets in the real estate leasing vehicles are € 1.2 billion, with an average life of 10 to 12 years. The credit quality of the lessees on the finance lease assets varies from BB to AAA. No material difficulties have been experienced in the credit quality or market value of these assets during 2007.

Funding for the real estate assets is provided by financial institutions in the form of long term debt and, in the case of the closed-end funds, limited partnership equity. All funding is designed to be co-terminus with the contractual or expected maturities of the assets. Financing for all vehicles is committed for their expected lives. We have experienced no difficulties in the funding arrangements for these vehicles. We hold negligible debt and equity interests in the vehicles and have not provided any financial support to them during 2007.

We earned € 3 million in servicing fees from these real estate leasing vehicles and real estate closed-end funds in 2007. No significant losses were incurred by us during 2007 as a consequence of these arrangements. Other than these amounts, we have reported no cash flow movements with these entities in 2007.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2007.

Contractual obligations				Payment due by period	
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	126,703	23,256	34,729	34,979	33,739
Trust preferred securities	6,345	-	4,008	518	1,819
Long-term financial liabilities designated at fair value through profit or loss[1]	52,725	11,393	17,560	10,251	13,521
Finance lease obligations	732	199	94	92	347
Operating lease obligations	4,243	639	1,027	762	1,815
Purchase obligations	3,050	618	1,341	776	315
Long-term deposits	39,952	-	15,498	7,158	17,296
Other long-term liabilities	6,927	871	1,711	971	3,374
Total	240,677	36,976	75,968	55,507	72,226

1 Includes long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the benefit of noncancelable sublease rentals of € 421 million on finance leases and € 253 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves. The latter are classified in the "More than 5 years" column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding financial liabilities at fair value through profit or loss, Note [20] regarding lease obligations, Note [24] regarding deposits, Note [27] regarding long-term debt and trust preferred securities, and Note [28] regarding obligation to purchase common shares.

LONG-TERM CREDIT RATINGS

We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders.

	Dec 31, 2007	Dec 31, 2006
Moody's Investors Service, New York[1]	Aa1	Aa3
Standard & Poor's, New York[2]	AA	AA–
Fitch Ratings, New York[3]	AA–	AA–

1 Moody's defines the Aa1 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody's ranks the obligation in the upper end of the Aa category.

2 Standard and Poor's defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor's ratings. Standard and Poor's notes that an AA rated obligor differs from the highest rated obligors only in small degree.

3 Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category, the 'minus' indicates a ranking in the lower end of the AA category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that the circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

BALANCE SHEET DEVELOPMENT

The table below shows information on the balance sheet development.

in € m.	2007	2006
Total assets	2,020,349	1,584,493
Central Bank funds sold and securities purchased under resale agreements	13,597	14,265
Securities borrowed	55,961	62,943
Financial assets at fair value through profit or loss	1,474,103	1,104,650
Financial assets available for sale	42,294	38,037
Loans, net	198,892	178,524
Total liabilities	1,981,883	1,551,018
Deposits	457,946	411,916
Financial liabilities at fair value through profit or loss	966,177	694,619
Central bank funds purchased and securities sold under repurchase agreement	178,741	102,200
Long-term debt	126,703	111,363
Total equity	38,466	33,475
Core capital (Tier 1)	28,320	23,539
Supplementary capital (Tier 2)	9,729	10,770

The Group's total assets at December 31, 2007 were €2,020.3 billion, an increase of €435.9 billion or 28 % (2006: €1,584.5 billion) versus 2006.

More than 80 % of the increase in total assets was due to financial assets at fair value through profit or loss with higher volumes of trading assets (up € 281.2 billion, primarily on positive market values from derivatives) and financial assets designated at fair value through profit or loss (up € 88.3 billion, primarily on secured lending). In addition, loans rose by € 20.4 billion to € 198.9 billion, primarily resulting from PBC's organic growth and its acquisition of Berliner Bank, and from higher volumes of investment grade and trade finance related loans in CIB. Brokerage and securities related receivables, in particular from prime brokerage, increased by € 37.2 billion to € 151.2 billion at the end of 2007.

Total liabilities were € 1,981.9 billion at the end of 2007, € 430.9 billion, or 28 %, higher compared to the previous year. This development was primarily driven by financial liabilities at fair value through profit or loss, which were up by € 271.6 billion. Negative market values from derivatives contributed € 216.1 billion to this increase. Additionally, central bank funds purchased and securities sold under repurchase agreements increased by € 76.5 billion as a consequence of higher funding requirements from our extended asset base. Interest-bearing deposits and long-term debt increased by € 46.2 billion and € 15.3 billion, respectively. The development of long-term debt was primarily driven by some large issuances in the second half of 2007, as we took advantage of comparative cost benefits of longer-term versus short-term funding.

Total equity was € 38.5 billion at the end of 2007, an increase of € 5.0 billion, or 15 %, versus 2006 (€ 33.5 billion). The main contributors to this development were net income of € 6.5 billion, a positive effect of € 0.8 billion resulting from the change in the Group's trading activity in derivatives indexed to Deutsche Bank shares, which are recorded as a charge to shareholders' equity and an increase in minority interest of € 0.7 billion mainly due to the consolidation of entities where we were not the sole shareholder. These factors were partly offset by items reducing shareholders' equity, primarily the cash dividend paid in 2007 for the financial year 2006 (€ 2.0 billion) and negative effects of exchange rate changes of € 1.7 billion (especially in the U.S. dollar and the British pound).

Total regulatory capital in accordance with the recommendations of the Basel Committee on Banking Supervision increased in 2007 by € 3.7 billion to € 38.0 billion. While Tier 1 capital increased by € 4.8 billion, Tier 2 capital declined by € 1.1 billion as a result of expiring subordinated liabilities. Retained earnings, partially offset by dividend accrual and share buy backs, and newly issued noncumulative trust preferred securities were the principal drivers of the increase in Tier 1 capital.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies, as described in Note [1] to the consolidated financial statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting policies that involve critical accounting estimates. We have identified the following significant accounting policies that involve critical accounting estimates:

- Fair value estimates
- Allowance for credit losses
- Impairment of assets other than loans
- Unrecognized deferred tax assets
- Legal, regulatory contingencies and tax risks

For more information on critical accounting estimates, see the respective section of our Form 20-F of March 26, 2008.

INFORMATION PURSUANT TO SECTION 315 (4) OF THE GERMAN COMMERCIAL CODE AND EXPLANATORY REPORT

STRUCTURE OF THE SHARE CAPITAL

As at December 31 2007, Deutsche Bank's issued share capital amounted to € 1,357,824,256.00 consisting of 530,400,100 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

RESTRICTIONS ON VOTING RIGHTS OR THE TRANSFER OF SHARES

Under Section 136 AktG the voting right of the affected shares is excluded by law. As far as the bank held own shares as of 31 December 2007 in its portfolio according to Section 71b AktG no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

SHAREHOLDINGS WHICH EXCEED 10 PER CENT OF THE VOTING RIGHTS

The German Securities Trading Act (*Wertpapierhandelsgesetz*) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 per cent until January 20, 2007, thereafter 3 per cent. We are not aware of any shareholder holding directly or indirectly 10 per cent or more of the voting rights.

SHARES WITH SPECIAL CONTROL RIGHTS

Shares which confer special control rights have not been issued.

SYSTEM OF CONTROL OF ANY EMPLOYEE SHARE SCHEME WHERE THE CONTROL RIGHTS ARE NOT EXERCISED DIRECTLY BY THE EMPLOYEES

The employees, who hold Deutsche Bank shares, exercise their control rights directly in accordance with applicable law and the Articles of Association (*Satzung*).

RULES GOVERNING THE APPOINTMENT AND REPLACEMENT OF MEMBERS OF THE MANAGEMENT BOARD

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (*Mitbestimmungsgesetz*; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (*Amtsgericht*) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the German Stock Corporation Act).

Pursuant to the German Banking Act (*Kreditwesengesetz*) evidence must be provided to the Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the General Meeting, unless such vote of no-confidence was made for obviously arbitrary reasons.

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

RULES GOVERNING THE AMENDMENT OF THE ARTICLES OF ASSOCIATION

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

POWERS OF THE MANAGEMENT BOARD TO ISSUE OR BUY BACK SHARES

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. As of December 31, 2007, Deutsche Bank had authorized but unissued capital of €454,000,000 which may be issued at various dates through April 30, 2011 as follows.

Authorized capital	Expiration date
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 24, 2007 authorized the Management Board to increase the share capital by up to a total of €85,000,000 against cash payments. This additional authorized capital became effective upon its entry in the Commercial Register on February 14, 2008. The expiration date is April 30, 2012.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

The Annual General Meeting of May 24, 2007 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before October 31, 2008, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 24, 2007 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before October 31, 2008, own shares of Deutsche Bank AG in a total volume of up to 10 per cent of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a sq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 per cent higher or more than 20 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 15 per cent higher or more than 10 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board has been authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 24, 2007 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 per cent of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2008.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10 per cent or fall short by more than 10 per cent of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

SIGNIFICANT AGREEMENTS WHICH TAKE EFFECT, ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY FOLLOWING A TAKEOVER BID

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

AGREEMENTS FOR COMPENSATION IN CASE OF A TAKEOVER BID

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

COMPENSATION REPORT

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board and Supervisory Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Section 314 (1) No. 6 of the German Commercial Code (HGB), German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration", as well as the recommendations of the German Corporate Governance Code.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR MANAGEMENT BOARD MEMBERS

The Chairman's Committee of the Supervisory Board is responsible for determining the structure and amount of compensation of the members of the Management Board. The structure of the Management Board's compensation is discussed and reviewed regularly by the Supervisory Board in full session on the basis of recommendations by the Chairman's Committee.

For the 2007 financial year, the members of the Management Board received compensation (including the performance-related components paid in 2008 for the 2007 financial year) for their service on the Management Board in a total amount of € 33,182,395 (2006: € 32,901,538). This aggregate compensation consisted of the following, primarily performance-related components:

in €	2007	2006
Non-performance-related components:		
Salary	3,883,333	4,081,111
Other benefits	466,977	526,369
Performance-related components	17,360,731	18,332,086
Components with long-term incentives	11,471,354	9,961,972
Total compensation	**33,182,395**	**32,901,538**

Figures relate to Management Board members active in the respective financial year.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:

NON-PERFORMANCE-RELATED COMPONENTS. The non-performance-related components comprise the salary and other benefits.

The members of the Management Board receive a salary which is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies. The salary is disbursed in monthly installments.

Other benefits comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.

PERFORMANCE-RELATED COMPONENTS. The performance-related components comprise a cash bonus payment and the mid-term incentive ("MTI"). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components, which are discussed in the following paragraph.

COMPONENTS WITH LONG-TERM INCENTIVES. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements to the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.

In February 2008, members of the Management Board active in 2007 were granted a total of 150,008 equity rights (DB Equity Units) for their performance in the 2007 financial year (2006: 86,499). With receipt subject to certain conditions, the shares from these rights will be delivered on August 1, 2011.

For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [31] to the consolidated financial statements.

MANAGEMENT BOARD COMPENSATION

The Management Board members active in 2007 received the following compensation components for their service on the Management Board for the years 2007 and 2006:

Members of the Management Board in €		Non-performance-related components		Performance-related components	Components with long-term incentives[1]	Total compensation
		Salary	Other benefits			
Dr. Josef Ackermann	2007	1,150,000	151,517	8,148,725	4,531,250	13,981,492
	2006	1,150,000	156,930	8,134,813	3,770,000	13,211,743
Dr. Hugo Bänziger[2]	2007	800,000	73,451	2,713,368	2,031,250	5,618,069
	2006	528,889	40,359	1,615,194	1,117,278	3,301,720
Anthony Di Iorio[2]	2007	800,000	50,806	2,713,368	2,031,250	5,595,424
	2006	528,889	35,217	1,615,194	1,117,278	3,296,578
Dr. Tessen von Heydebreck[3]	2007	333,333	61,145	1,071,902	846,354	2,312,734
	2006	800,000	147,918	2,884,938	1,690,000	5,522,856
Hermann-Josef Lamberti	2007	800,000	130,058	2,713,368	2,031,250	5,674,676
	2006	800,000	94,390	2,884,938	1,690,000	5,469,328

1 The number of DB Equity Units granted in 2008 to each member was determined by dividing such euro amounts by € 76.47, the average Xetra closing price of the DB share during the last 10 trading days prior to February 5, 2008. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 59,255, Dr. Bänziger: 26,562, Mr. Di Iorio: 26,562, Dr. von Heydebreck: 11,067, and Mr. Lamberti: 26,562. The number of DB Equity Units granted in 2007 to each member was determined by dividing such euro amounts by € 108.49, the closing price of our shares on February 1, 2007. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 34,749, Dr. Bänziger: 10,298, Mr. Di Iorio: 10,298, Dr. von Heydebreck: 15,577, and Mr. Lamberti: 15,577.

2 Member of the Management Board since May 4, 2006.

3 Member of the Management Board until May 24, 2007.

Management Board members did not receive any compensation for mandates on boards of our Group's own companies.

The active members of the Management Board are entitled to a contribution-oriented pension plan which in its structure corresponds to the general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each member of the Management Board. A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In 2007, service cost for the aforementioned pensions was € 354,291 for Dr. Ackermann, € 501,906 for Dr. Bänziger, € 345,271 for Mr. Di Iorio, € 94,980 for Dr. von Heydebreck and € 307,905 for Mr. Lamberti. In 2006, service cost for the aforementioned pensions was € 389,403 for Dr. Ackermann, € 112,893 for Dr. Bänziger, € 85,918 for Mr. Di Iorio, € 238,937 for Dr. von Heydebreck and € 338,710 for Mr. Lamberti.

As of December 31, 2007, the pension accounts of the current Management Board members had the following balances: € 3,782,588 for Dr. Ackermann, € 785,668 for Dr. Bänziger, € 414,094 for Mr. Di Iorio and € 3,770,174 for Mr. Lamberti. As of December 31, 2006, the pension accounts had the following balances: € 3,434,713 for Dr. Ackermann, € 158,668 for Dr. Bänziger, € 79,334 for Mr. Di Iorio and € 3,352,174 for Mr. Lamberti. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. Dr. Ackermann and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement.

If a current Management Board member leaves office he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2007 or on December 31, 2006, was for Dr. Ackermann € 2,825,000 and for Dr. Bänziger, Mr. Di Iorio and Mr. Lamberti € 1,150,000, respectively.

If a Management Board member, whose appointment was in force at the beginning of 2006, leaves after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. The transition payment ends no later than six months after the end of the General Meeting in the year in which the Board member reaches his 65th birthday.

Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of the appointment at our initiative, without us having been entitled to revoke the appointment or give notice of the service agreement for cause. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

If a Management Board member's departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

MANAGEMENT BOARD SHARE OWNERSHIP

As of February 29, 2008 and February 28, 2007, respectively, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options.

Members of the Management Board		Number of shares	Number of DB Equity Units[1]	Number of Performance Options
Dr. Josef Ackermann	2008	275,421	192,945	–
	2007	232,903	176,208	–
Dr. Hugo Bänziger	2008	31,219	103,881	–
	2007	10,734	112,114	59,286
Anthony Di Iorio	2008	16,363	69,598	–
	2007	7,330	60,234	16,676
Hermann-Josef Lamberti	2008	74,445	86,491	–
	2007	55,385	78,989	30,697
Total	**2008**	**397,448**	**452,915**	**–**
Total	2007	306,352	427,545	106,659

1 Including the Restricted Equity Units Dr. Bänziger and Mr. Di Iorio received in connection with their employment by us prior to their appointment as members of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on August 1, 2011.

The current members of our Management Board held an aggregate of 397,448 of our shares on February 29, 2008, amounting to approximately 0.07 % of our shares issued on that date. They held an aggregate of 306,352 of our shares on February 28, 2007, amounting to approximately 0.06 % of our shares issued on that date.

Members of the Management Board received Performance Options under the DB Global Partnership Plan in the years 2002 to 2004. Each Performance Options was accompanied by a Partnership Appreciation Right. No further Performance Options were granted after 2004. As of December 31, 2006 the current members of the Management Board held the following Performance Options:

	Exercise price in €	Number of Performance Options
Dr. Josef Ackermann	N/A	–
Dr. Hugo Bänziger	89.96	59,286
Anthony Di Iorio	89.96	6,854
	47.53	9,822
Hermann-Josef Lamberti	89.96	16,056
	76.61	14,641

N/A – Not applicable

All of the aforementioned Performance Options were exercised on May 25, 2007. The share price at exercise was € 111.46.

In 2007, compensation expense for long-term incentive components of compensation granted in the 2007 financial year and in prior years for their service on the Management Board was € 3,199,221 for Dr. Ackermann, € 403,758 for Dr. Bänziger, € 403,758 for Mr. Di Iorio, € 1,434,133 for Dr. von Heydebreck and € 1,434,133 for Mr. Lamberti. In 2006, the corresponding compensation expense for these components was € 3,210,564 for Dr. Ackermann, € 1,440,380 for Dr. von Heydebreck and € 1,440,380 for Mr. Lamberti. Dr. Bänziger and Mr. Di Iorio joined the Management Board only in 2006 and no expense was therefore recognized for long-term incentives granted for service on the Management Board in that year.

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [31] to the consolidated financial statements.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR SUPERVISORY BOARD MEMBERS

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007. The amendment was due mainly to increased requirements, developments in the Bank and within the banking industry, business practices in Germany and among the Bank's European competitors as well as the provisions of the German Corporate Governance Code. For these reasons the fixed portion of compensation was doubled. The dividend-based compensation was reduced by more than 50 %, while the threshold above which dividend-based compensation is paid was raised significantly. The compensation component linked to our long-term performance was revised: the component previously linked to the total return of shares of a group of peer companies is now based on our average earnings per share (diluted) for the three previous financial years. A corresponding threshold was also fixed for this compensation component. In addition, the increased supervisory and advisory responsibilities on the committees of a complex, global financial services company are taken into account through significantly higher rates of increment for the chairperson and membership in the committees. The Chairman of the Supervisory Board previously received three times the total compensation of a regular Supervisory Board member as well as the respective rates of increment for his work in all committees. The new compensation provisions take account of his responsibility by awarding him four times the total compensation of a regular Supervisory Board member, but exclude any rates of increment for committee work.

The following provisions apply to the 2007 financial year: compensation generally consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profit in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in the Bank's Financial Report in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts increase by 100 % for each membership in a committee of the Supervisory Board. For the chairperson of a committee the rate of increment is 200 %. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-determination Act. We pay the Supervisory Board Chairman four times the total compensation of a regular member, without any such increment for committee work, and we pay his deputy one and a half times the total compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting in which they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer at present 19 %) they incur in connection with their roles as members of the Supervisory Board. Employee representatives of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a part of their total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee formed on October 30, 2007 waived all remuneration, including the meeting fee for such Nomination Committee.

SUPERVISORY BOARD COMPENSATION FOR FISCAL YEAR 2007

We compensate our Supervisory Board members after the end of each fiscal year. In January 2008, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2007 and their meeting fees. In addition, we will pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, for their services in 2007. Assuming that the Annual General Meeting in May 2008 approves the proposed dividend of €4.50 per share, the Supervisory Board will receive a total remuneration of €6,022,084 (2006: €3,388,583). Individual members of the Supervisory Board received the following compensation for the 2007 financial year (excluding statutory value added tax):

Members of the Supervisory Board	Compensation for fiscal year 2007				Compensation for fiscal year 2006			
in €	Fixed	Variable[6]	Meeting fee	Total	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig[1]	240,000	400,667	22,000	662,667	85,000	228,167	11,000	324,167
Heidrun Förster	210,000	350,583	16,000	576,583	60,000	169,000	16,000	245,000
Dr. Karl-Gerhard Eick	180,000	300,500	11,000	491,500	52,500	149,750	10,000	212,250
Ulrich Hartmann	120,000	200,333	9,000	329,333	37,500	111,250	9,000	157,750
Gerd Herzberg[2]	60,000	100,167	5,000	165,167	17,500	53,667	2,000	73,167
Sabine Horn	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750
Rolf Hunck	120,000	200,333	12,000	332,333	37,500	111,250	10,000	158,750
Sir Peter Job	180,000	300,500	16,000	496,500	45,000	130,500	16,000	191,500
Prof. Dr. Henning Kagermann	120,000	200,333	8,000	328,333	37,500	111,250	10,000	158,750
Ulrich Kaufmann	120,000	200,333	9,000	329,333	37,500	111,250	11,000	159,750
Peter Kazmierczak[3]	60,000	100,167	5,000	165,167	27,500	84,333	5,000	116,833
Maurice Lévy[4]	60,000	100,167	4,000	164,167	17,500	53,667	2,000	73,167
Henriette Mark	60,000	100,167	5,000	165,167	30,000	92,000	5,000	127,000
Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750
Gabriele Platscher	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000
Karin Ruck	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000
Dr. Theo Siegert[5]	60,000	100,167	5,000	165,167	12,500	38,333	2,000	52,833
Tilman Todenhöfer	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	60,000	100,167	4,000	164,167	30,000	92,000	5,000	127,000
Leo Wunderlich	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000
Total	2,190,000	3,656,084	176,000	6,022,084	730,000	2,148,167	163,000	3,041,167

1 New member since May 4, 2006.
2 New member since June 2, 2006.
3 New member since February 1, 2006.
4 New member since June 1, 2006.
5 New member since July 16, 2006.
6 Variable compensation for a regular member of € 100,167 is made up of a dividend-based amount of € 35,000 and an amount of € 65,167 linked to our long-term performance of the company

EMPLOYEES AND SOCIAL RESPONSIBILITY

EMPLOYEES

As of December 31, 2007, we employed a total of 78,291 staff members as compared to 68,849 as of December 31, 2006. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2007 and 2006.

Employees[1]	Dec 31, 2007	Dec 31, 2006
Germany	27,779	26,401
Europe (outside Germany), Middle East and Africa[2]	21,989	20,025
Asia/Pacific	15,080	10,723
North America[3]	13,088	11,369
Central & South America	355	331
Total employees	**78,291**	**68,849**

1 Full-time equivalent employees.
2 Includes Israel, Saudi Arabia and United Arab Emirates, formerly reported as part of Asia-Pacific.
3 Primarily the United States; North America includes Mexico, formerly reported as part of South America.

The number of our employees increased in 2007 by 9,442 or 13.7 %, to 78,291. This increase is attributable mainly to the implementation of growth initiatives including acquisitions and the related expansion in the growth markets of the world. Excluding investments and divestments, the number of our employees increased by 6,726. Furthermore, jobs were created at less expensive locations, especially in the infrastructure groups. Most of the overall expansion, over 40 %, took place in the growth markets of the Asia-Pacific region.

POST-EMPLOYMENT BENEFIT PLANS

We have a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans.

As a matter of principle all defined benefit plans with a benefit obligation exceeding € 1 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.

By applying our global policy for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note [32] to our consolidated financial statements.

CORPORATE SOCIAL RESPONSIBILITY

For us, Corporate Social Responsibility (CSR) means acting responsibly towards shareholders and customers, as well as towards our employees and society as a whole. Applied to our business, this means that we always take into account the ecological, social and ethical aspects of our actions when we pursue our economic goals. The Bank is also engaged in a multitude of community activities that reach far beyond the world of business – through donations and sponsorships, through projects we initiate, and not least through the volunteer work of staff members. Together with its foundations and charitable organizations Deutsche Bank contributed more than € 82 m. and remained an active corporate citizen on an international level.

More information in Deutsche Bank's annual "Corporate Social Responsibility Report 2007" that can be downloaded on the Internet at www.db.com/csr.

SUBSEQUENT EVENTS

In 2008, financial markets have continued to experience the exceptionally difficult conditions that began in the second half of 2007, and which have been reflected in considerably lower volumes of business activity in the areas most directly affected. Among the principally affected areas in which the Group does business were the leveraged finance markets. In particular, deteriorating prices in these markets have made it likely that the value of the Group's leveraged lending commitments will require further write-downs if market conditions fail to improve. As of December 31, 2007, we had total exposures of € 36.2 billion in our Leveraged Finance business. The financial effect of potential further adjustments on our 2008 results will depend on exposures and conditions at the respective balance sheet dates, and is therefore not estimable at this point in time.

OUTLOOK

THE GLOBAL ECONOMY

The near-term outlook for the global economy is for somewhat slower growth than in recent years. After five years of 4.75 % average growth, global GDP is likely to expand by approximately 4 % in 2008. This development primarily reflects slowing momentum in the United States economy in the wake of the sub-prime mortgage crisis, driven by a significant correction in the real estate sector, reduced consumer spending on the back of tighter credit, and inflationary pressures caused by persistently high prices of oil and other commodities. After growing by 2.2 % in 2007, the U.S. economy will likely expand by approximately 1.5 % in 2008. The Federal Reserve has reacted by cutting interest rates, and the Government, by tax cuts to stimulate the economy. These moves may provide short-term stimulus, but they do not address structural issues in the U.S. economy, such as the low personal savings rate. The U.S. is expected to see growth of around 1.75 % in 2009, but unemployment may continue to rise.

In Europe, the strong Euro represents an additional burden. Growth in the Eurozone, at just over 1.5 %, will likely be approximately one percentage point lower than in 2007. In Europe's largest economy, Germany, the high growth rates of the past two years are unlikely to be sustained. After 2.5 % in 2007, growth is expected to be nearer 1.5 % in 2008 and 2009. In the absence of headwinds from fiscal policy, private consumption – benefiting from further improvements in the labor market – looks set to expand at the same rate as GDP for the first time in six years, making a strong contribution to growth.

The rest of the world will not fully escape the impact of economic slowdown in the U.S. In Asia, Latin America, Eastern Europe and the Middle East, growth in 2008 is forecast to be 0.5 to 0.75 percentage points lower than in 2007. Driven mainly by China and India, however, Asia's economic momentum will remain strong, thanks to structural progress. Real GDP growth in this region should be roughly 7.75 % in 2008, down from 8.25 % in 2007.

As a result of rising prices of oil, foodstuffs and other key commodities, inflation was noticeably higher in many industrialized countries at the end of 2007. Inflation exceeded 3 % in the Euro-zone and 4 % in the U.S. In 2008, price pressures should ease on the back of the economic slowdown. Inflation may, therefore, prevent the European Central Bank from joining the U.S. Federal Reserve on its course of monetary easing.

Risks for the global economy include more significant economic turbulence, sustained difficulties in global financial markets, geopolitical instability, and potential terrorist activities. These could lead to major volatility on the financial markets. Further increases in oil and other commodity prices and a persistence of the real estate and sub-prime mortgage crisis represent further risks to the global economy. These would bring with them the possibility of major dislocations in the financial sector, a recession in the U.S. and, as a result, a more significant weakening of the world economy.

THE BANKING INDUSTRY

The outlook for the banking industry will be influenced by both near-term and longer-term trends.

The wider impact of the U.S. sub-prime mortgage crisis will continue to weigh on both the world's financial markets and the banking industry worldwide, at least in the near term. Slower economic activity, turbulent financial markets, declining real estate prices and a more challenging credit environment could all adversely impact both corporate activity and private household finances, thereby impacting bank earnings.

Liquidity in short-term money markets and interbank markets became considerably tighter in the second half of 2007 and may remain so at least for the early part of 2008. The risk appetite of investors and lenders is likely to remain lower than in 2006 and the first half of 2007, which will impact the cost of credit in the financial system. As a result, volumes in certain areas of structured credit, and riskier types of debt securities, particularly securities backed by sub-prime mortgage assets, are likely to be very considerably lower. Some banks with exposure to the sub-prime mortgage sector, or to related products, including Collateralized Debt Obligations (CDOs), Residential Mortgage-Backed Securities, or to related sectors in the financial system, such as monoline insurers, saw their 2007 earnings and capital bases significantly impacted by write-downs on exposures in these areas, and could face further challenges if this environment persists.

In corporate banking, reduced risk appetite on the part of financial institutions may impact the financing of corporate activity, including takeover activity, particularly in situations requiring significant leverage. Furthermore, short-term volatility and financial market uncertainties may discourage issuance of new debt or equity. Against a backdrop of persistent investor nervousness, banks with substantial holdings of leveraged loans or loan commitments may also face challenges in placing these loans with investors. On the other hand, the global backlog of publicly-announced merger and acquisition activity, while lower than in early 2007, remains robust by historical standards, and corporate activity will remain strong in the faster-growing economies of Asia and energy-producing nations.

In retail banking, consumer and mortgage lending is likely to be impacted by more stringent risk criteria and a more challenging credit environment, particularly in mature markets with high household debt ratios and slowing or falling real estate prices. Equity market turbulence would also further discourage personal investors, impacting the sale of savings and investment products. In the majority of the emerging growth economies, however, growing personal affluence and the need to provide for retirement will positively impact both consumer lending and demand for savings and retirement products.

Banks continue to face regulatory changes arising in several areas, including the introduction of Basel II and the implementation of MiFID. Possible regulatory reactions to the recent financial market turmoil are not clearly foreseeable yet; however, in addition to self-regulatory measures, a tightening of the regulatory framework, and potential costs associated with compliance, cannot be ruled out.

Several longer-term trends, already evident in recent years, will continue to shape the outlook for the banking industry. Firstly, globalization will continue, as the world's economy becomes more integrated, trade barriers continue to fall, and fast-growing emerging economies gain in importance. Secondly, the world's capital markets will continue to grow as a means of financing commercial activity, in an environment where risk considerations constrain the expansion of bank balance sheets through traditional lending, and where investor appetite for capital market products remains high. Thirdly, invested assets continue to grow throughout the world, reflecting growing demand for private retirement funding in mature economies, and as new wealth is created in growth nations.

THE DEUTSCHE BANK GROUP

As a leading global investment bank with a substantial private client franchise, Deutsche Bank's outlook must be viewed in the context of the trends, both near-term and longer-term, described above.

In our Corporate and Investment Bank, volumes in areas of the financial markets most directly affected by market turbulence in 2007, notably structured credit and other sub-prime related areas, are likely to be considerably lower at least in the near term, for the reasons mentioned above, and by potential sustained uncertainties in global equity markets. Nevertheless, our Global Markets business benefits from a highly diversified business model, with substantial positions in emerging capital markets where the outlook for growth remains positive. Furthermore, volumes in 'flow' trading products, including foreign exchange and interest rate trading, have been high during the recent period of market turbulence and will likely continue to positively impact the outlook for Deutsche Bank's sales and trading business. Our Corporate Finance business would be negatively affected by any reduction in corporate activity and in debt and equity issuance, as mentioned above. This business would also be adversely impacted by sustained investor caution in respect of leveraged loans. Conversely, given our leading position in Europe, where we ranked first as measured by share of fee pool across equity issuance, debt issuance and M&A advisory services, we would be positively impacted by a 'flight to quality' on the part of corporate clients. Furthermore, sustained dynamism in the Asia-Pacific economies and energy-producing nations, and resulting corporate activity, positively impacts the outlook for our business. Our Global Transaction Banking business, with a strong position in Europe, will likely benefit from prior year investments in both mature and growth markets. However, revenues in some parts of this business would be impacted by lower interest rates.

In our Private Clients and Asset Management businesses, our near-term outlook is positively impacted by the integration of acquisitions made during 2006 and 2007, and by organic growth. Furthermore, the € 59 billion of net new invested assets which this business attracted during 2007 will positively impact future revenues. However, slowing economic momentum in mature economies, wariness of investors in the face of volatile equity markets, and a tighter credit environment may slow the momentum of our business with private clients. On the other hand, our investments in our network and in client acquisition in key Asian markets, notably China and India positively impact our business outlook, particularly in the longer term, as both economic conditions and investor activity remain dynamic in these markets.

Deutsche Bank strengthened its capital base in 2007, and write-downs or trading losses resulting from the market turbulence in the second half of the year were considerably lower at Deutsche Bank than at some other leading international banks. As a result, Deutsche Bank retains the potential and capital strength to continue to invest in business growth, gain market share, and thus strengthen its competitive position in core businesses. Deutsche Bank's outlook is also supported by a solid funding base, reflecting retail deposits and other high-quality sources of unsecured funding, with positive implications for access to liquidity.

In the longer term, Deutsche Bank's outlook is positively impacted by our positioning in relation to the longer-term trends shaping our environment. As globalization continues, Deutsche Bank's global network becomes an increasingly important source of advantage. We are present in 76 countries across the world, including all major emerging growth markets, and more than 70 % of our revenues in 2007 came from outside Germany. Secondly, as the world's capital markets continue to grow, our investment banking franchise becomes an increasingly valuable asset, as does our presence in important emerging capital markets. Thirdly, as invested assets grow across the world, our asset gathering platform, which had € 952 billion of assets under management at the end of 2007, also positions us for longer-term expansion in our asset gathering businesses.

As part of Phase 3 of our Management Agenda, which was launched in October 2006, we have stated our targets to deliver double-digit percentage growth in earnings per share and a sustainable pre-tax return on equity of 25 % across the business cycle. Moreover, we have provided a "vision" under which we aim to deliver pre-tax profits (using our target definition) of Euro 8.4 billion in 2008. Beginning in the second half of 2007, financial markets have experienced exceptionally difficult conditions, which have been reflected in considerably lower volumes of business activity in the areas most directly affected and concerns about slowing economic and business momentum more generally. Among the principally affected areas in which we do business have been the leveraged finance and structured credit markets. In addition to causing reduced business activity and revenues in these and other areas, continuing difficult market conditions may require us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments. Compensating for these negative effects on our profitability through performance in our other businesses may not be feasible, particularly if assumptions for continuing, albeit slower, economic growth in 2008 are not correct and less favorable economic conditions prevail. These circumstances would likely adversely affect our ability to achieve our pre-tax profitability objective.

CORPORATE AND INVESTMENT BANKING

Our CORPORATE BANKING AND SECURITIES (CB&S) business comprises origination, sales and trading of debt, equity and other securities, along with M&A and other corporate advisory services. In our sales and trading businesses, market volumes will likely be very considerably lower in those areas most directly affected by the sub-prime crisis, including Residential Mortgage-Backed Securities (RMBS), Collateralised Debt Obligations (CDOs) and other areas of structured credit. On the other hand, both volumes and margins in 'flow' products, including foreign exchange, government bonds, interest rate swaps and money market instruments, have increased substantially since the middle of 2007 and positively impact CIB's business outlook. Furthermore, the outlook for our sales and trading businesses is positively impacted by prior year investments in growth areas, including commodities trading and emerging market securities. Market turbulence also presents opportunities to gain share in strategically-important businesses such as prime brokerage.

The outlook for our Corporate Finance business may be impacted by lower volumes in both debt and equity issuance, reflecting the aforementioned uncertain conditions on debt and equity markets. Our leveraged finance business will also be affected by the aforementioned caution on the part of investors, with conditions substantially less favorable than in 2006 and the first half of 2007, and lower levels of highly-leveraged transaction activity on the part of financial sponsors. These factors may not only result in lower volumes of new business origination in leveraged finance, but could also impact earnings from write-downs from existing loans and loan commitments, while unsold funded loans may impact regulatory capital. On the other hand, our business outlook will be favorably impacted by the relatively robust condition of the corporate sector in key European markets including our home market, Germany; and by sustained momentum of corporate activity in high-growth emerging markets including Eastern Europe and Asia-Pacific.

The outlook for our GLOBAL TRANSACTION BANKING (GTB) business reflects several factors. The introduction of the Single European payments Area (SEPA) positively impacts our outlook, by creating the opportunity for a leading European Cash Management provider to serve clients in a changed environment. The outlook for our domestic custody and cash management businesses is positive, both in Germany and in fast-growing markets, including Asian markets. Continued growth in world trade positively impacts the outlook for our Trade Finance business; however, this may be somewhat counterbalanced by persistent weakness in the U.S. dollar exchange rate. In addition, a lower interest rate environment would adversely impact net interest income.

In the longer term, the outlook for CIB is supported by the aforementioned trend of growth in the world's capital markets, including capital markets in emerging growth regions. With a leading investment banking platform (as measured by net revenues), CIB is well-positioned to benefit from this trend.

PRIVATE CLIENTS AND ASSET MANAGEMENT

In ASSET AND WEALTH MANAGEMENT (AWM), our near-term outlook is influenced by several factors. Revenues in our retail asset management business and our real estate asset management business, may be impacted by wariness on the part of private investors in the light of recent financial market turbulence, and by pressures on the real estate sector in some major markets. Fees could also be adversely impacted by corrections in major equity markets, which would impact the performance of invested assets. Conversely, prior year investments in both product development and distribution capacity, and the €27 billion of net new assets which Asset Management attracted during 2007 will positively impact the business outlook. In the medium and longer term, our Asset Management business is well positioned to profit from global trends, including the growth of private pensions in Europe, the creation of new wealth in emerging markets, the institutionalization of the alternative investments business, and outsourcing of investment management in the insurance sector. These trends will positively impact the outlook for Deutsche Bank's asset management business, given our strong franchise in Europe, our alternative investments platform, our investments in Asia including our partnership with Harvest Fund Management in China, together with a leading position (as measured by invested assets) in insurance asset management.

In Private Wealth Management (PWM), in the near term, the € 13 billion of net new money captured in 2007, and prior years' investments in our platform, both positively impact the outlook. On the other hand, investor nervousness in the face of continued financial market turbulence could impact this momentum, and adversely affect investment performance. In the longer term, PWM's business outlook is positively impacted by the longer-term trend for growth in invested assets around the world, notably in fast-growing emerging markets and energy-producing nations, which have seen rapid creation of new wealth and an increase in the number of high-net-worth investors. Deutsche Bank's prior-year investments in capacity in these markets, notably in Asia, and sharpened focus on collaboration between PWM and the Corporate and Investment Bank, gives us the opportunity to take advantage of this trend.

For PRIVATE & BUSINESS CLIENTS (PBC), the outlook in our home market, Germany, is positively impacted by prior year investments in distribution and in new products tailored to specific client segments. This includes the expansion of our branch network, addition of new employees and distribution partnerships. Furthermore, revenues in Germany are likely to be positively impacted by our recent acquisitions of Berliner Bank and norisbank. Berliner Bank gives us expanded presence in the Berlin area, while norisbank strengthens our consumer banking business. In European markets outside Germany, PBC's outlook is favorably impacted by investments which have expanded our operations and our distribution reach. In Poland, PBC's branch network has doubled since 2004 to 63 branches, while consumer finance is marketed through a network of 66 dedicated 'db-kredyt'-branded loan shops. In key Asian markets, PBC's outlook is favorably influenced by sustained economic growth, rising affluence and rising demand for banking services on the part of private customers. The outlook for PBC's business in these markets, predominantly China and India, is also positively impacted by PBC's recent investments. In India, PBC now serves more than 500,000 clients via 10 branches and through a network of financial agents. In China, PBC serves clients both via our partnership with Hua Xia bank, and directly, through three branches which provide customers with a comprehensive range of products. On the other hand, our brokerage business with retail investors could be negatively impacted by the aforementioned turbulent conditions on financial markets, and our consumer finance business by the possibility of a more difficult credit environment also alluded to above. Increased competitive pressure may also impact margins.

In the longer term, PBC's outlook is favorably impacted by the trend for growth in invested assets of private investors, both in response to growing requirements for private retirement planning and in response to growing personal wealth in both mature and emerging growth markets around the world.

Risk Report

RISK AND CAPITAL MANAGEMENT

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our group divisions.

RISK AND CAPITAL MANAGEMENT PRINCIPLES

The following key principles underpin our approach to risk and capital management:

- Our Management Board provides overall risk and capital management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk and capital profile.
- We manage credit, market, liquidity, operational, business, legal and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our legal, risk & capital function is closely aligned with the structure of our group divisions.
- The legal, risk & capital function is independent of our group divisions.

RISK AND CAPITAL MANAGEMENT ORGANIZATION

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities within our consolidated Group. In 2007, we merged the legal and compliance departments with the existing risk and capital management function to form an integrated legal, risk & capital function.

Two functional committees are central to the legal, risk & capital function. The Capital and Risk Committee is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. In addition, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The two Deputy Chief Risk Officers who report directly to the Chief Risk Officer are among the voting members of our Risk Executive Committee.

Dedicated legal, risk & capital units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk, market risk and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Group Reputational Risk Committee (GRRC) is an official sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards.

CATEGORIES OF RISK

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

SPECIFIC BANKING RISKS

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- CREDIT RISK arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:
  - DEFAULT RISK is the risk that counterparties fail to meet contractual payment obligations.
  - COUNTRY RISK is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.

- SETTLEMENT RISK is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

- MARKET RISK arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- LIQUIDITY RISK is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.
- OPERATIONAL RISK is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

REPUTATIONAL RISK

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

BUSINESS RISK

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.

INSURANCE SPECIFIC RISK

Our exposure to insurance risk increased upon the acquisition of Abbey Life Assurance Company Limited in October 2007.

We also hold an equity investment in Paternoster Limited which is a regulated insurance company taking on the risks associated with companies' final salary/defined pension schemes and assuming the responsibility for paying their pensioners into the future by writing annuity contracts. We are therefore exposed to the following insurance-related risks.

- MORTALITY AND MORBIDITY RISKS - higher/lower than expected number of death claims on assurance products and occurrence of one or more large claims, and higher/lower than expected disability claims respectively. These are mitigated by the use of reinsurance and the application of discretionary charges. Annually, rates of mortality and morbidity are investigated.
- LONGEVITY RISK – faster/slower than expected improvements in life expectancy on immediate and deferred annuity products. This is carefully monitored against the latest external industry data and emerging trends
- EXPENSES - policies cost more/less to administer than expected. These are monitored by an analysis of our actual expenses relative to budget. Reasons for any significant divergence from expectations are investigated and remedial action taken. The expense risk is reduced by us having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.

— PERSISTENCY – higher/lower than expected percentage of lapsed policies. Our persistency rates are annually assessed by reference to appropriate risk factors.

RISK MANAGEMENT TOOLS

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

— ECONOMIC CAPITAL. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.

— EXPECTED LOSS. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed loss allowance included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.

— VALUE-AT-RISK. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.

— STRESS TESTING. We supplement our analysis of credit, market, liquidity and operational risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital.
— REGULATORY RISK REPORTING. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [36] of the consolidated financial statements.

CREDIT RISK

Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:

— In all our group divisions consistent standards are applied in the respective credit decision processes.
— The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies.
— Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
— We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
— We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

CREDIT RISK RATINGS

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposure. We generally rate all our credit exposures individually. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

CREDIT LIMITS

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

MONITORING DEFAULT RISK

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

MONITORING TRADED CREDIT RISK

We monitor corporate default exposures in our developed markets' trading book with a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Positions outside of this scope continue to be risk managed by our respective credit and market risk units.

LOAN EXPOSURE MANAGEMENT GROUP

As part of our overall framework of risk management, the Loan Exposure Management Group (LEMG) focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate and Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

— to reduce single-name and industry credit risk concentrations within the credit portfolio, and
— to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

The notional amount of LEMG's risk reduction activities increased by 23 % from € 38.3 billion as of December 31, 2006, to € 47.0 billion as of December 31, 2007.

As of year-end 2007, LEMG held credit derivatives with an underlying notional amount of € 31.6 billion. This position totaled € 24.8 billion as of December 31, 2006.

The credit derivatives used for our portfolio management activities are accounted for at fair value.

LEMG also mitigated the credit risk of € 15.3 billion of loans and lending-related commitments as of December 31, 2007, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 13.4 billion as of December 31, 2006. LEMG further mitigated € 74 million of loans and lending-related commitments as of December 31, 2007 by way of credit-linked notes. This position totaled € 121 million as of December 31, 2006. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees addresses the credit risk of the less liquid underlying positions.

Our adoption of IFRS in 2007 enabled LEMG to utilize the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this standard are met. As of December 2006, LEMG had € 33.8 billion of notional loans and commitments designated to be reported at fair value. The notional amount of loans and commitments reported at fair value increased during 2007 to € 44.7 billion as new deals were originated and those that qualified were designated to be reported at fair value. By reporting loans and commitments at fair value, LEMG significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

CREDIT EXPOSURE

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about several of our main credit exposure categories, namely loans, commitments, contingent liabilities and over-the-counter ("OTC") derivatives:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent Liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC Derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case before netting.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables, amounting to € 37.8 billion at December 31, 2007 and € 32.3 billion at December 31, 2006, forward committed repurchase and reverse repurchase agreements of € 56.3 billion at December 31, 2007 and € 33.2 billion at December 31, 2006, "tradable assets" which include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale, of € 457.7 billion at December 31, 2007 and € 395.8 billion at December 31, 2006 as well as loans designated at fair value, of € 21.5 billion at December 31, 2007 and € 6.2 billion at December 31, 2006.

The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region	Loans[1]		Irrevocable Lending Commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Eastern Europe	4,334	2,608	1,694	1,273	1,479	827	989	742	8,496	5,450
Western Europe	141,572	131,830	47,948	52,902	29,021	28,212	47,956	29,328	266,496	242,272
Africa	747	616	224	117	801	355	595	437	2,366	1,525
Asia/Pacific	15,006	12,591	9,688	10,753	5,672	3,331	8,887	7,334	39,253	34,009
North America	37,087	30,937	68,495	75,552	12,407	10,013	37,776	19,145	155,766	135,647
Central and South America	1,754	1,538	375	628	480	308	1,035	973	3,643	3,447
Other[4]	97	74	87	107	46	–	643	253	873	434
Total	200,597	180,194	128,511	141,331	49,905	43,047	97,881	58,212	476,894	422,784

1 Includes IFRS impaired loans amounting to € 2.6 billion as of December 31, 2007 and € 2.7 billion as of December 31, 2006.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC derivatives where applicable.
4 Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector	Loans[1]		Irrevocable Lending Commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Banks and insurance	12,850	12,364	28,286	35,728	11,005	8,216	61,052	37,457	113,193	93,764
Manufacturing	16,067	13,727	24,271	24,364	11,508	9,658	3,608	2,645	55,454	50,394
Households	70,863	69,583	3,784	3,730	1,724	1,228	1,497	780	77,867	75,321
Public sector	5,086	4,153	1,023	2,411	888	686	5,553	4,231	12,550	11,481
Wholesale and retail trade	8,916	10,515	5,840	6,373	3,496	2,533	854	809	19,105	19,230
Commercial real estate activities	16,476	14,042	3,144	3,560	1,902	1,933	461	540	21,983	20,075
Other[4]	70,339	55,810	62,162	66,166	19,383	18,792	24,857	11,750	176,740	152,519
Total	200,597	180,194	128,511	141,331	49,905	43,047	97,881	58,212	476,894	422,784

1 Includes IFRS impaired loans amounting to € 2.6 billion as of December 31, 2007 and € 2.7 billion as of December 31, 2006.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC derivatives where applicable.
4 Loan exposures for Other include lease financing.

Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounts for 6 % of our aggregated total credit exposure in these categories as of December 31, 2007. Our top ten counterparty exposures are typically with well-rated counterparties or relate to structured trades which show high levels of collateralization.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

CORPORATE CREDIT EXPOSURE

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, as well as a continued good quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2007 compared to 2006 reflects our continued tight credit discipline.

This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 65 % at December 31, 2006 to 70 % at December 31, 2007.

Corporate credit exposure credit risk profile by creditworthiness category in € m.	Loans[1]		Irrevocable Lending Commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
AAA–AA	22,765	20,225	28,969	34,172	7,467	5,774	54,164	28,255	113,366	88,427
A	30,064	17,615	31,087	38,356	15,052	13,548	21,092	16,238	97,294	85,757
BBB	30,839	31,893	35,051	34,986	13,380	13,364	8,706	7,194	87,975	87,436
BB	26,590	26,301	25,316	26,536	9,146	6,170	10,018	5,351	71,069	64,358
B	6,628	5,271	7,431	6,254	4,252	3,589	2,601	1,060	20,912	16,175
CCC and below	3,342	5,188	657	1,027	609	602	1,300	114	5,908	6,931
Total	**120,228**	**106,494**	**128,511**	**141,331**	**49,905**	**43,047**	**97,881**	**58,212**	**396,525**	**349,084**

1 Includes IFRS impaired loans mainly in category CCC and below amounting to € 1.5 billion as of December 31, 2007 and € 1.6 billion as of December 31, 2006.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC Derivatives where applicable.

CONSUMER CREDIT EXPOSURE

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure (in € m.)		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Consumer credit exposure Germany:	56,504	53,446	1.68 %	1.90 %	0.64 %	0.59 %
Consumer and small business financing	14,489	12,261	1.96 %	2.21 %	1.76 %	1.53 %
Mortgage lending	42,015	41,185	1.58 %	1.80 %	0.26 %	0.31 %
Consumer credit exposure outside Germany	23,864	20,253	1.24 %	1.04 %	0.55 %	0.38 %
Total consumer credit exposure[1]	**80,368**	**73,699**	**1.55 %**	**1.66 %**	**0.62 %**	**0.53 %**

1 Includes IFRS impaired loans amounting to € 1.1 billion as of December 31, 2007 and € 1.1 billion as of December 31, 2006.

The volume of our consumer credit exposure rose by € 6.7 billion, or 9 %, from 2006 to 2007, driven both by the volume growth of our portfolio outside Germany (up € 3.6 billion) with strong growth in Italy (up € 1.7 billion), Spain (up € 1.0 billion) and Poland (up € 608 million) as well as in Germany due to the first time consolidation of Berliner Bank (up € 1.7 billion). Total net credit costs as a percentage of total exposure increased overall compared to 2006 reflecting our strategy to invest in higher margin consumer finance business. In Germany the increase in net credit costs for the consumer and small business finance was driven by the loans acquired in the norisbank and Berliner Bank acquisitions and was only partially offset by a reduction in mortgage lending. Outside Germany the increase in net credit costs was driven mainly by our consumer finance business in Italy. Loans delinquent by 90 days or more decreased in Germany, from 1.90 % to 1.68 % reflecting the business growth and our disciplined risk management. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.

CREDIT EXPOSURE FROM DERIVATIVES

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

TREATMENT OF DEFAULT SITUATIONS UNDER DERIVATIVES

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2007.

Dec 31, 2007	Notional amount maturity distribution				Positive market value	Negative market value	Net market value
in € m.	Within one year	> 1 and ≤ 5 years	After five years	Total			
Interest-rate-related transactions:							
OTC products:							
FRAs	2,528,018	136,002	514	2,664,534	1,631	(1,777)	(146)
Interest rate swaps (single currency)	10,152,957	10,751,638	8,353,640	29,258,235	289,573	(293,223)	(3,649)
Purchased interest rate options	153,287	577,440	757,539	1,488,268	34,876	–	34,876
Written interest rate options	282,071	609,398	855,179	1,746,647	–	(37,798)	(37,798)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:							
Interest rate futures	415,050	99,189	867	515,106	–	–	–
Purchased interest rate options	155,816	13,494	–	169,310	352	–	352
Written interest rate options	93,063	18,640	–	111,703	–	(300)	(300)
Sub-total	**13,780,263**	**12,205,800**	**9,967,738**	**35,953,801**	**326,432**	**(333,098)**	**(6,666)**
Currency-related transactions:							
OTC products:							
Forward exchange trades	607,058	47,826	4,159	659,043	9,148	(9,077)	71
Cross currency swaps	1,797,862	569,054	379,216	2,746,132	47,709	(48,683)	(974)
Purchased foreign currency options	362,173	85,209	23,969	471,352	12,035	–	12,035
Written foreign currency options	382,422	88,371	25,449	496,242	–	(11,764)	(11,764)
Exchange-traded products:							
Foreign currency futures	9,652	597	35	10,285	–	–	–
Purchased foreign currency options	2,606	10	–	2,616	13	–	13
Written foreign currency options	1,401	–	–	1,401	–	(36)	(36)
Sub-total	**3,163,174**	**791,068**	**432,828**	**4,387,071**	**68,905**	**(69,560)**	**(655)**
Equity/index-related transactions:							
OTC products:							
Equity forward	2,816	–	–	2,816	47	(24)	23
Equity/index swaps	95,637	37,668	8,633	141,938	6,048	(5,685)	363
Purchased equity/index options	147,055	93,230	23,686	263,970	39,385	–	39,385
Written equity/index options	156,430	119,771	35,365	311,566	–	(47,533)	(47,533)
Exchange-traded products:							
Equity/index futures	42,090	–	–	42,090	–	–	–
Equity/index purchased options	182,829	63,994	9,778	256,601	20,393	–	20,393
Equity/index written options	172,540	64,863	11,967	249,370	–	(24,194)	(24,194)
Sub-total	**799,397**	**379,526**	**89,428**	**1,268,351**	**65,873**	**(77,436)**	**(11,563)**
Credit derivatives	**236,587**	**3,428,971**	**1,492,936**	**5,158,493**	**119,238**	**(106,410)**	**12,828**
Other transactions:							
OTC products:							
Precious metal trades	53,091	33,606	5,287	91,984	5,684	(4,456)	1,227
Other trades	108,803	186,371	8,565	303,739	17,831	(18,084)	(253)
Exchange-traded products:							
Futures	17,723	7,028	37	24,788	66	(87)	(22)
Purchased options	12,402	5,525	10	17,938	1,560	–	1,560
Written options	12,113	5,289	156	17,558	–	(1,712)	(1,712)
Sub-total	**204,132**	**237,819**	**14,055**	**456,006**	**25,140**	**(24,339)**	**801**
Total OTC business	**17,066,267**	**16,764,555**	**11,974,136**	**45,804,957**	**583,204**	**(584,514)**	**(1,309)**
Total exchange-traded business	**1,117,286**	**278,629**	**22,850**	**1,418,765**	**22,384**	**(26,329)**	**(3,945)**
Total	**18,183,553**	**17,043,184**	**11,996,986**	**47,223,723**	**605,588**	**(610,843)**	**(5,255)**
Positive market values after netting agreements					**120,265**		

DISTRIBUTION RISK

We frequently underwrite large commitments with the intention to sell down or distribute most of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The sell down or distribution is, under normal market conditions, typically accomplished within 90 days after the closing date. Our largest distribution risk relates to the businesses of Leveraged Finance and Real Estate (specifically, commercial mortgages).

For risk management purposes we treat the full amount of all such commitments as credit exposure requiring formal credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The potential price volatility is monitored in our market risk process. To protect us against a value deterioration of such amounts, we may enter into generic market risk hedges (most commonly using related indices), which are also captured in our market risk process.

The market dislocation in 2007 resulted in a repricing of risk and the constraint of liquidity. In turn, that led to delays in distribution of our loan and bond commitments in these businesses, and a necessity to mark-down the value of certain of these holdings.

As of December 31, 2007, we had total commitments of € 36.2 billion outstanding in our Leveraged Finance business. Thereof, € 15.3 billion were funded and € 20.9 billion unfunded. In 2007 we recorded total write downs on these positions amounting to € 759 million, net of fees and gains on sales.

COUNTRY RISK

We manage country risk through a number of risk measures and limits, the most important being:

— TOTAL COUNTERPARTY EXPOSURE. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
— TRANSFER RISK EXPOSURE. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
— HIGHLY-STRESSED EVENT RISK SCENARIOS. We use stress testing to measure potential risks on our trading positions and view these as market risk.

COUNTRY RISK RATINGS

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

- SOVEREIGN RATING. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- TRANSFER RISK RATING. A measure of the probability of a "transfer risk event."
- EVENT RISK RATING. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee, a subcommittee of our Risk Executive Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

COUNTRY RISK LIMITS

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

MONITORING COUNTRY RISK

We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

COUNTRY RISK EXPOSURE

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure in € m.	Dec 31, 2007	Dec 31, 2006
Total net counterparty exposure	22,000	11,511
Total net counterparty exposure (excluding OTC derivatives)	16,580	8,895

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure in € m.	Dec 31, 2007	Dec 31, 2006
Africa	508	352
Asia (excluding Japan)	3,277	1,558
Eastern Europe	1,856	1,079
Latin America	658	411
Middle East	2,931	1,492
Total Emerging Markets net transfer risk exposure	**9,230**	**4,892**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

As of December 31, 2007, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 9.2 billion, an increase of 89 %, or € 4.3 billion, from December 31, 2006. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.

PROBLEM LOANS

In keeping with SEC industry guidance, we continue to monitor and report problem loans.

Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.

In addition, as of December 31, 2007, we had loans of € 7 million available for sale and € 1 million of lease financing transactions that were nonperforming. These amounts are not included in our total problem loans.

The following table presents the components of our December 31, 2007 and December 31, 2006 problem loans and IFRS impaired loans.

			Dec 31, 2007			Dec 31, 2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Nonaccrual loans	1,702	1,129	2,831	1,828	1,092	2,920
Loans 90 days or more past due and still accruing	30	191	220	4	181	185
Troubled debt restructurings	93	–	93	109	–	109
Total problem loans	**1,824**	**1,320**	**3,144**	**1,941**	**1,273**	**3,214**
Thereof: IFRS impaired loans	1,516	1,129	2,645	1,625	1,092	2,717

The €70 million decrease in our total problem loans in 2007 was due to €752 million of gross charge-offs, a €26 million decrease as a result of exchange rate movements and a €708 million net increase of problem loans. The reduction in problem loans is fully attributable to our individually assessed loans with gross charge-offs of €244 million, net increases of €153 million and a €26 million decrease as a result of exchange rate movements. In the collectively assessed loan portfolio, charge-offs of €508 million were more than offset by net increases of €555 million. Included in the €1.3 billion of collectively assessed problem loans as of December 31, 2007 are €1.2 billion of loans that are 90 days or more past due as well as €147 million of loans that are less than 90 days past due but for which, in the judgment of management, the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to €129 million as of December 31, 2007, an increase of €83 million compared to December 31, 2006. Of these commitments €1 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of €3 million compared to December 31, 2006.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2007	Dec 31, 2006
Nonaccrual loans:		
German	1,913	2,167
Non-German	918	753
Total nonaccrual loans	**2,831**	**2,920**
Loans 90 days or more past due and still accruing:		
German	199	183
Non-German	21	2
Total loans 90 days or more past due and still accruing	**220**	**185**
Troubled debt restructurings:		
German	49	85
Non-German	44	24
Total troubled debt restructurings	**93**	**109**

NONACCRUAL LOANS

We place a loan on nonaccrual status if:

— the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
— the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, the recorded investment in the loan includes accrued interest. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.

As of December 31, 2007, our nonaccrual loans totaled € 2.8 billion, a net decrease of € 89 million, or 3 %, from 2006. The net decrease in nonaccrual loans took place substantially in our individually assessed loans driven by charge-offs more than offsetting net increases, and a decrease as a result of exchange rate movements.

LOANS NINETY DAYS OR MORE PAST DUE AND STILL ACCRUING

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.

In 2007, our 90 days or more past due and still accruing loans increased by € 35 million, or 19 %, from 2006.

TROUBLED DEBT RESTRUCTURINGS

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower's financial position on terms that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

In 2007, the volume of troubled debt restructurings decreased by € 16 million, or 15 %, from 2006.

IMPAIRED LOANS

Under IFRS, we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

As of December 31, 2007, our impaired loans totaled € 2.6 billion, a net decrease of € 72 million, or 3 %, from 2006. The net decrease in impaired loans took place substantially in our corporate loans driven by charge-offs more than offsetting net increases and a decrease as a result of exchange rate movements.

CREDIT LOSS EXPERIENCE AND ALLOWANCE FOR LOAN LOSSES

We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

— there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
— the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
— a reliable estimate of the loss amount can be made.

We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess collectively impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

INDIVIDUALLY ASSESSED LOSS ALLOWANCE

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan's original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

We regularly re-evaluate all credit exposures that have already been individually provided for, as well as all credit exposures that appear on our watchlist.

COLLECTIVELY ASSESSED LOSS ALLOWANCE

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:

- The first component is an amount for country risk and for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.
- The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.
- The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

CHARGE-OFF POLICY

When we consider that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan together with the associated allowance is charged-off.

ALLOWANCE FOR LOAN LOSSES

The following table presents the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)		Dec 31, 2007		Dec 31, 2006
German:				
Individually assessed loan loss allowance:				
Banks and insurance	–	–	–	1 %
Manufacturing	176	4 %	246	4 %
Households (excluding mortgages)	24	6 %	26	7 %
Households – mortgages	5	17 %	10	18 %
Public sector	–	2 %	–	1 %
Wholesale and retail trade	88	2 %	109	2 %
Commercial real estate activities	127	5 %	160	6 %
Other	189	6 %	172	8 %
Individually assessed loan loss allowance German total	609		723	
Collectively assessed loan loss allowance	481		443	
German total	1,090	42 %	1,166	46 %
Non-German:				
Individually assessed loan loss allowance	321		262	
Collectively assessed loan loss allowance	294		242	
Non-German total	615	58 %	504	54 %
Total allowance for loan losses	1,705	100 %	1,670	100 %
Total individually assessed loan loss allowance	930		985	
Total collectively assessed loan loss allowance	775		684	
Total allowance for loan losses	1,705		1,670	

MOVEMENTS IN THE ALLOWANCE FOR LOAN LOSSES

We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.

The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	985	684	1,670	1,124	708	1,832
Provision for loan losses	146	505	651	16	336	352
Net charge-offs	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	95	130	225	156	132	288
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(52)	(36)	(88)	(39)	(32)	(70)
Balance, end of year	930	775	1,705	985	684	1,670

The following table sets forth a breakdown of the movements in our allowance for loan losses by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	2007	2006
Balance, beginning of year	1,670	1,832
Charge-offs:		
German:		
Banks and insurance	(1)	(2)
Manufacturing	(58)	(78)
Households (excluding mortgages)	(287)	(244)
Households – mortgages	(26)	(35)
Public sector	–	–
Wholesale and retail trade	(28)	(40)
Commercial real estate activities	(41)	(96)
Lease financing	–	–
Other	(76)	(102)
German total	(518)	(596)
Non-German:		
Excluding lease financing	(232)	(135)
Lease financing only	(2)	(1)
Non-German total	(234)	(136)
Total charge-offs	(752)	(732)
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	21	19
Households (excluding mortgages)	63	46
Households – mortgages	–	8
Public sector	–	–
Wholesale and retail trade	10	9
Commercial real estate activities	9	16
Lease financing	–	–
Other	49	56
German total	153	155
Non-German:		
Excluding lease financing	71	133
Lease financing only	1	–
Non-German total	72	133
Total recoveries	225	288
Net charge-offs	(527)	(444)
Provision for loan losses	651	352
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(88)	(70)
Balance, end of year	1,705	1,670
Percentage of total net charge-offs to average loans for the year	0.28 %	0.25 %

Our allowance for loan losses as of December 31, 2007 was € 1.7 billion, virtually unchanged from the level reported for the end of 2006.

Our gross charge-offs amounted to € 752 million in 2007, an increase of € 20 million, or 3 %, from 2006. Of the charge-offs for 2007, € 244 million were related to our corporate credit exposure, and € 508 million were related to our consumer credit exposure.

Our provision for loan losses in 2007 was € 651 million, up € 299 million, or 85 %, primarily related to a single counterparty relationship in our Corporate and Investment Bank Group Division and our consumer finance growth strategy. In 2007, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our individually assessed loan loss allowance was € 930 million as of December 31, 2007, a decrease of € 55 million, or 6 %, from 2006. The change is comprised of net charge-offs of € 149 million, a decrease of € 52 million as a result of exchange rate movements and unwinding effects and a provision of € 146 million, an increase of € 130 million over the previous year. The individually assessed loan loss allowance was the largest component of our total allowance for loan losses.

Our collectively assessed loan loss allowance totaled € 775 million as of December 31, 2007, a € 91 million increase from the level at the end of 2006, almost fully driven by our smaller-balance standardized homogeneous loan portfolio.

Our allowance for loan losses as of December 31, 2006 was € 1.7 billion, a 9 % decrease from the € 1.8 billion reported for the beginning of 2006. The reduction in our allowance was principally due to charge-offs exceeding our provisions.

Our gross charge-offs amounted to € 732 million in 2006. Of the charge-offs for 2006, € 272 million were related to our corporate credit exposure, mainly driven by our German and U.S. portfolios, and € 460 million were related to our consumer credit exposure.

Our provision for loan losses in 2006 was € 352 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2006, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our individually assessed loan loss allowance was € 985 million as of December 31, 2006. The € 139 million decrease in 2006 is comprised of net charge-offs of € 116 million and a provision of € 16 million, and a € 39 million decrease from currency translation and unwinding effects. Notably, the individually assessed loan loss allowance was the largest component of our total allowance for loan losses.

Our collectively assessed loan loss allowance totaled € 684 million as of December 31, 2006, slightly below the level reported for the beginning of 2006 (€ 708 million). Movements in this component include € 336 million provision being offset by € 328 million net charge-offs, and a € 32 million net reduction due to exchange rate movements and unwinding effects.

NON-GERMAN COMPONENT OF THE ALLOWANCE FOR LOAN LOSSES

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2007, 36 % of our total allowance was attributable to international clients.

in € m.	2007	2006
Balance, beginning of year	**504**	**476**
Provision for loan losses	316	60
Net charge-offs	(182)	(3)
Charge-offs	(234)	(136)
Recoveries	72	133
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(43)	(29)
Balance, end of year	**615**	**504**

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**127**	**129**	**256**	**184**	**132**	**316**
Provision for off-balance sheet positions	(32)	(6)	(38)	(56)	2	(53)
Changes in the group of consolidated companies	7	3	10	1	–	1
Exchange rate changes	(1)	(8)	(9)	(2)	(5)	(7)
Balance, end of year	**101**	**118**	**219**	**127**	**129**	**256**

SETTLEMENT RISK

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

MARKET RISK

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

— Interest rate risk ;
— Equity price risk;
— Foreign exchange risk; and
— Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

MARKET RISK MANAGEMENT FRAMEWORK

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is the primary metric we use in the management of our trading market risks. Our risk sensitivities, value-at-risk, stress testing and economic capital metrics also reflect basis risks arising from our trading activities.

Our Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of our independent legal, risk & capital function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division started 2007 at € 90 million and was increased to € 105 million on February 27, 2007. The overall value-at-risk limit for our consolidated Group trading positions was € 92 million at the start of 2007 and was increased to € 110 million on February 27, 2007 (with a 99 % confidence level, as described below, and a one-day holding period).

SPECIFICS OF MARKET RISK REPORTING UNDER GERMAN BANKING REGULATIONS

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

- CONSOLIDATION. For German bank-regulatory purposes we consolidate all subsidiaries in the meaning of the German Banking Act that are classified as banking institutions, financial services institutions, financial enterprises or bank service enterprises. We do not consolidate insurance companies or companies outside the finance sector.
- OVERALL MARKET RISK POSITION. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.
- DEFINITION OF TRADING ASSETS AND NONTRADING ASSETS. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under IFRS. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under IFRS. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under IFRS.

VALUE-AT-RISK ANALYSIS

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

Our value-at-risk model is designed to take into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation.

We calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. In 2007, we integrated all risks that had been treated under the variance-covariance approach, namely, specific interest rate risk for some portfolios such as in our credit trading business, into the Monte Carlo simulation.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

BACK-TESTING

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

STRESS TESTING AND ECONOMIC CAPITAL

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

The quantification of market risk under extreme market scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets and liquidity.

For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A specialist committee reviews the country risk ratings and scenario loss limits monthly. Ad hoc reviews take place as required.

In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the nontrading portfolios.

Our stress test scenarios include:

- Price and volatility risks for interest rates (including credit spreads), equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
- Emerging Markets' risks, including equity price declines, increases in interest rates and currency devaluations.
- Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
- Underwriting risks in debt and equity capital markets for industrialized countries.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model). The economic capital methodology takes into account liquidity shocks that may affect the market and have an impact on the price of certain assets, especially more complex and structured products.

Our economic capital usage for market risk arising from the trading units totaled € 1.8 billion at year-end 2007, which is higher than the € 1.6 billion at year-end 2006 due to the changes in the risk profile held.

LIMITATIONS OF OUR PROPRIETARY RISK MODELS

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests to ensure they capture the material risks as well as reflect the possible extreme market moves.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.

- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

We acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

VALUE-AT-RISK OF THE TRADING UNITS OF OUR CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Average	85.6	69.5	(57.7)	(49.2)	81.5	51.0	55.6	41.7	15.3	14.1	11.0	11.8
Maximum	118.8	82.0	(76.8)	(65.5)	95.9	66.1	90.5	60.2	28.9	46.2	18.0	25.0
Minimum	66.5	58.3	(40.4)	(38.5)	42.7	42.1	43.5	31.4	5.9	4.6	5.7	5.2
Year-end	100.6	76.9	(59.7)	(44.0)	90.8	50.3	49.5	53.0	11.3	12.2	8.7	5.4

The following graph shows the daily aggregate value-at-risk of our trading units in 2007, including diversification effects, and actual income of the trading units throughout the year.

INCOME OF TRADING UNITS AND VALUE-AT-RISK IN 2007

in € m.


Income of Trading Units
350
300
250
200
150
100
50
0
(50)
(100)
(150)
Value-at-Risk
(200)
(250)
(300)
(350)
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07

Our value-at-risk for the trading units remained within a band between € 67 million and € 119 million. The average value-at-risk in 2007 was € 86 million, which is 23 % above the 2006 average of € 69 million.

Besides selectively increased interest rate risk exposures and/or equity positions during the first half of 2007, the increase in the value-at-risk observed in 2007 was mainly driven by an increase in the market volatility and, to a minor extent, by refinements to the value-at-risk measurement in the second half of 2007. The maximum value-at-risk for the full year 2007 was € 119 million. This was recorded towards the middle of the third quarter and reflects, among other things, our deliberate decision at that time to buy option protection against falling markets, leading to increased volatility risk and time decay.

Our trading units achieved a positive actual income for over 87 % of the trading days in 2007 (over 96 % in 2006). On 10 trading days in 2007 we recognized a loss that exceeded the value-at-risk estimate for that day while this did not occur on any day in 2006.

In our regulatory back-testing in 2007, we observed 12 outliers, which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. While we believe that the majority of these outliers were related to extreme events outside standard market conditions, we are also re-evaluating our modeling assumptions and parameters for potential improvements in unusual market conditions, such as those observed in the last two quarters of 2007. We would expect a 99 percentile value-at-risk calculation to give rise to two to three outliers in any one year and, taking into account these extreme events, we are confident that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following histogram illustrates the distribution of actual daily income of our trading units in 2007. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The histogram confirms the effect on income of some of the extreme market events experienced over the summer of 2007.

INCOME OF TRADING UNITS IN 2007

in € m.


Days
25
20
15
10
5
0
Below (200)
(200) to (190)
(190) to (180)
(180) to (170)
(170) to (160)
(160) to (150)
(150) to (140)
(140) to (130)
(130) to (120)
(120) to (110)
(110) to (100)
(100) to (90)
(90) to (80)
(80) to (70)
(70) to (60)
(60) to (50)
(50) to (40)
(40) to (30)
(30) to (20)
(20) to (10)
(10) to 0
0 to 10
10 to 20
20 to 30
30 to 40
40 to 50
50 to 60
60 to 70
70 to 80
80 to 90
90 to 100
100 to 110
110 to 120
120 to 130
130 to 140
140 to 150
150 to 160
160 to 170
170 to 180
180 to 190
190 to 200
Over 200

MARKET RISK IN OUR NONTRADING PORTFOLIOS

The market risk in our nontrading portfolios, as measured by economic capital, increased from € 1.4 billion at year-end 2006 to € 1.7 billion at year-end 2007.

MANAGEMENT OF OUR NONTRADING PORTFOLIOS

The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

Our dedicated Investment & Asset Risk Management team is specialized in risk-related aspects of our nontrading activities and performs monthly reviews of the risk profile of the nontrading asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

ASSESSMENT OF MARKET RISK IN OUR NONTRADING PORTFOLIOS

Due to the nature of these positions as well as the lack of transparency of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to actively monitor and manage our nontrading market risk. As an example, for our industrial holdings we apply individual price shocks between 23 % and 51 %, which are based on historically-observed market moves. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100 %, depending on the individual asset. See also section "Risk Management Tools – Economic Capital" and "Market Risk – Stress Testing and Economic Capital".

NONTRADING MARKET RISK BY RISK CLASS

The biggest market risk in our nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is minimal interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

NONTRADING MARKET RISK BY GROUP DIVISION

There is nontrading market risk held and managed in each of our group divisions. Our nontrading market risk, as measured by economic capital, in the Corporate and Investment Bank Group Division is the largest in the Group and is incurred mainly through principal investments. Our Corporate Investments Group Division assumes nontrading market risk through industrial holdings, private equity investments and certain other corporate investments. The nontrading market risk in our Private Clients and Asset Management Group Division primarily arises from proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses mainly in the form of minority seed and co-invest fund capital.

CARRYING VALUE AND ECONOMIC CAPITAL USAGE FOR OUR NONTRADING PORTFOLIOS

The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2007	Dec 31, 2006[1]	Dec 31, 2007	Dec 31, 2006[1]
Major industrial holdings	5.1	5.0	0.1	0.2
Other corporate investments	3.3	2.8	0.7	0.6
Alternative assets:	3.9	2.6	0.9	0.6
Principal investments	1.6	1.2	0.5	0.4
Real estate	2.0	1.1	0.3	0.1
Hedge funds[2]	0.3	0.3	0.0	0.0
Total	12.3	10.4	1.7	1.4

1 Revised carrying values and economic capital usages reflecting the adoption of IFRS accounting standards.
2 There is a small economic capital usage of € 46 million as of December 31, 2007 and € 40 million as of December 31, 2006.

Our economic capital usage for these nontrading asset portfolios totaled € 1.7 billion at year-end 2007, which is € 329 million, or 24 %, above our economic capital usage at year-end 2006. This increase primarily reflects the increased risk of our alternative assets portfolio.

- MAJOR INDUSTRIAL HOLDINGS. Our economic capital usage of € 75 million at year-end 2007 was mainly due to the newly acquired indirect shareholding in EADS N.V. with a market value of € 133 million at year-end 2007. The economic capital usage for other industrial holdings further decreased due to the continued increase in unrealized gains associated with the shareholding in Daimler AG – which mainly accounted for the previous year's economic capital usage – as well as a reduction of the shareholdings in Allianz SE and Linde AG.
- OTHER CORPORATE INVESTMENTS. Our economic capital usage of € 729 million for our other corporate investments at year-end 2007 continued to be driven by our mutual fund investments and a few other corporate investments. The € 144 million increase of the economic capital usage compared to year-end 2006 primarily reflects the acquisition of Abbey Life Assurance Company Limited in October 2007.
- ALTERNATIVE ASSETS. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to our Asset Management business division's purchase of an interest in an infrastructure asset (onward sale is currently intended) and the growing private equity portfolio in our Global Markets business division. The alternative assets portfolio has some concentration in lower risk infrastructure assets but remains generally well diversified and continues to be dominated by principal investments and real estate investments.

In our total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

MAJOR INDUSTRIAL HOLDINGS

The following table shows the percentage share of capital and the market values of our direct and/or indirect stakes in major industrial holdings which were directly and/or indirectly attributable to us at year-end 2007, and the corresponding holdings at year-end 2006. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)	
Name	Country of domicile	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Daimler AG	Germany	4.4	4.4	2,987	2,103
Allianz SE	Germany	1.7	2.2	1,154	1,494
Linde AG	Germany	5.2	7.8	769	983
EADS N.V.	Netherlands	0.8	–	133	–
Other	N/M	N/M	N/M	37	394
Total				5,081	4,975

N/M – Not meaningful

LIQUIDITY RISK

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and a healthy funding profile during the year 2007.

LIQUIDITY RISK MANAGEMENT FRAMEWORK

Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the Capital and Risk Committee. The policies define the methodology which is applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (asset liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (funding matrix) on our balance sheet and our Issuance Strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. Our scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.

SHORT-TERM LIQUIDITY

Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location and region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and safeguard our access to liquidity.

UNSECURED FUNDING

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee sets limits by business division to protect our access to unsecured funding at attractive levels.

ASSET LIQUIDITY

The asset liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other currencies. Also to support our liquidity profile in case of potential deteriorating market conditions, as seen globally in the second half of 2007, we increased these dedicated portfolios by € 7.8 billion to € 25.4 billion as of December 31, 2007.

FUNDING DIVERSIFICATION

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources are retail, small/mid-cap and fiduciary deposits, and long-term capital markets funding. Other customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2007 and December 31, 2006, both in euro billion and as a percentage of our total external unsecured liabilities.

EXTERNAL UNSECURED LIABILITIES BY PRODUCT

in € bn.


Dec 31, 2007: total € 524 billion
Dec 31, 2006: total € 465 billion
150
100
50
0
131
106
25%
23%
12
11
2%
2%
103
81
20%
17%
22
18
4%
4%
120
102
23%
22%
24
14
5%
3%
40
61
8%
13%
39
33
7%
7%
33
39
6%
8%
Retail Deposits
Small/Mid Cap*
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD**

* Refers to deposits by small and medium-sized German corporates.

** Commercial Paper/Certificates of Deposit with a maturity of one year or less.

FUNDING MATRIX

We have mapped all funding-relevant assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.

In 2007, Treasury issued capital market instruments with a total value of approximately € 44.6 billion, revised upwards from an original target of € 23 billion. This increased capital market issuance was one of a series of measures taken in response to the deteriorating market conditions in the second half of the year to enhance our strong liquidity position, fund existing commitments, facilitate new business and prepare for contingencies.

For information regarding the maturity profile of our long-term debt, please refer to Note [27] of our consolidated financial statements.

STRESS TESTING AND SCENARIO ANALYSIS

We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch, September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. The scenarios also incorporate challenges presented by the 2007 financial markets crisis: prolonged term money-market freeze, collateral repudiation, non-fungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and 3-notch ratings downgrades, as well as external shocks, such as market risk events, emerging market crises and systemic shocks. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay on liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset liquidity complements the analysis.

Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input when defining our target liquidity risk position. The analysis is performed monthly.

The following table is illustrative of our stress testing results as of December 31, 2007. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

Scenario	Funding gap[1] (in € bn.)	Gap closure[2] (in € bn.)	Liquidity impact[3]
Market risk	5.5	98.9	Improves over time
Emerging markets	27.7	117.1	Improves over time
Systemic shock	20.4	70.9	Temporary disruption
Operational risk	13.9	106.7	Temporary disruption
1 notch downgrade	28.1	129.3	Improves over time
3 notch downgrade	108.6	129.3	Improves and stabilizes

1 Funding gap caused by impaired rollover of liabilities and other expected outflows.
2 Based on liquidity generation through counterbalancing and asset liquidity opportunities.
3 We analyze whether the risk to our liquidity would be temporary and whether it would improve or worsen over time.

With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

CAPITAL MANAGEMENT

Treasury manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital based on BIS and economic capital. Under Basel I, our target range for the BIS Tier 1 capital ratio was 8-9 %; prospectively, this same range is targeted under Basel II, with effect from January 1, 2008.

The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

Capital management in 2007 saw the completion of the share buy-back program 2006/07 and the start of the share buy-back program 2007/08. Under the program 2006/07, which was completed in May 2007, 14.1 million shares were repurchased. Based on the authority to buy back up to 10% of total shares issued, which was granted at the 2007 Annual General Meeting and will expire at the end of October 2008, the share buy-back program 2007/08 was launched in May 2007. The program serves share-based compensation programs and allows us to balance capital supply and demand. Buy-backs were funded from current earnings. As of December 31, 2007, 6.3 million shares (approximately 1.2% of our share capital) had been repurchased under the program 2007/08. In total, 11.3 million and 28.8 million shares were repurchased in the years ended December 31, 2007 and 2006, respectively, under our share buy-back programs.

We issued € 1.3 billion and € 1.1 billion hybrid Tier 1 capital for the years ended December 31, 2007 and 2006, respectively. Total outstanding hybrid Tier 1 capital as of December 31, 2007 amounted to € 5.6 billion compared to € 4.5 billion as of December 31, 2006.

An innovation in 2007 was our first issuance of contingent capital. This form of capital can be exchanged into hybrid Tier 1 capital at our sole discretion, providing dynamic capital to match against Basel II's rating-sensitive measurement of our risk position. We placed two issues in 2007, with volumes of € 200 million and U.S.$ 800 million, respectively.

OPERATIONAL RISK

We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

ORGANIZATIONAL SET-UP

Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Operational Risk Management, Operational Risk Officers from our Business Divisions and select representatives from our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, measurement, assessment, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our business divisions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Operational Risk Management is structured into global relationship teams and a central methodology team. The global relationship teams, which are aligned with the divisional and regional structure of Deutsche Bank, oversee and support the implementation of the operational risk framework within the Bank. The central methodology team develops and implements the operational risk management and reporting toolset, including the Advanced Measurement Approach (AMA) methodology. This also includes monitoring of regulatory requirements, performing value-added analysis and establishing loss thresholds.

MANAGING OUR OPERATIONAL RISK

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

- We perform bottom-up "self-assessments" resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
- We collect losses arising from operational risk events in our "db-Incident Reporting System" database.
- We capture and monitor key operational risk indicators in our tool "db-Score".
- We capture action points resulting from "self-assessments" or risk indicators in "db-Track". Within "db-Track" we monitor the progress of the operational risk action points on an ongoing basis.

In 2007, we further refined our methodology for calculating economic capital for operational risk and, in December 2007, received approval by the BaFin to use the Advanced Measurement Approach (AMA).

Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity) we seek to optimize the management of operational risk. Future operational risks, identified through forward-looking analysis, are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

OVERALL RISK POSITION

The table below shows our overall risk position at year-end 2007 and 2006 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2007	Dec 31, 2006
Credit risk	8,506	7,351
Market risk[1]:	3,481	2,994
Trading market risk	1,763	1,605
Nontrading market risk[1]	1,718	1,389
Operational risk	3,974	3,323
Diversification benefit across credit, market and operational risk	(2,651)	(2,158)
Sub-total credit, market and operational risk	13,310	11,509
Business risk	301	226
Total economic capital usage[1]	13,611	11,735

1 Revised economic capital usage for 2006 reflecting the adoption of IFRS accounting standards.

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

As of December 31, 2007, our economic capital usage totaled € 13.6 billion, which is € 1.9 billion, or 16 %, above the € 11.7 billion economic capital usage as of December 31, 2006.

The € 1.2 billion, or 16 %, increase in credit risk economic capital usage primarily reflects the volume growth in derivatives and in lending-related credit risk, primarily in our Corporate Banking & Securities corporate division.

Our economic capital usage for market risk increased by € 487 million, or 16 %, to € 3.5 billion as of December 31, 2007. This increase was mainly driven by nontrading market risk, which increased by € 329 million, or 24 %, primarily reflecting the increased risk of our alternative assets portfolio. Trading market risk economic capital increased by € 158 million, or 10 %, compared to December 31, 2006, due to the changes in the risk profile held.

Our economic capital usage for operational risk increased by € 651 million, or 20 %, to € 4.0 billion as of December 31, 2007. The increase in operational risk economic capital is driven by two factors. One is due to methodology enhancements, in particular an improved modeling of the Qualitative Adjustment ("QA"). We estimate that the operational risk economic capital would have amounted to € 3.8 billion as of December 31, 2006, had we applied the new QA methodology. The second factor is an enhanced representation of our risk profile due to an extended time series of historic internal and external losses.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 493 million, or 23 %, to € 2.7 billion as of December 31, 2007. This increase was driven by and is fully in line with the increased economic capital usages of the aforementioned risk types.

The table below shows the economic capital usage of our business segments as of December 31, 2007.

Dec 31, 2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total DB Group[1]
in € m.	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Total Economic Capital Usage	10,533	430	10,963	871	1,566	2,437	207	13,611

1 Including € 5 million of Consolidation & Adjustments.

The allocation of economic capital may change to reflect refinements in our risk measurement methodology.

Consolidated Financial Statements

02 //

Consolidated Statement of Income

in € m.	[Notes]	2007	2006
Interest and similar income	[3]	67,706	58,275
Interest expense	[3]	58,857	51,267
Net interest income	[3], [6]	**8,849**	**7,008**
Provision for credit losses	[16]	612	298
Net interest income after provision for credit losses		**8,237**	**6,710**
Commissions and fee income	[4]	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[5], [6]	7,175	8,892
Net gains (losses) on financial assets available for sale	[7]	793	591
Net income (loss) from equity method investments	[14]	353	419
Other income	[8]	1,288	389
Total noninterest income		**21,898**	**21,486**
Compensation and benefits	[31], [32]	13,122	12,498
General and administrative expenses	[9]	7,954	7,069
Policyholder benefits and claims	[40]	193	67
Impairment of intangible assets	[21]	128	31
Restructuring activities	[25]	(13)	192
Total noninterest expenses		**21,384**	**19,857**
Income before income tax expense		**8,749**	**8,339**
Income tax expense	[33]	2,239	2,260
Net income		**6,510**	**6,079**
Net income attributable to minority interest		36	9
Net income attributable to Deutsche Bank shareholders		6,474	6,070

EARNINGS PER COMMON SHARE

in €	[Notes]	2007	2006
Earnings per common share:	[10]		
Basic		13.65	12.96
Diluted[1]		13.05	11.48
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding		474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		496.1	521.2

1 Including numerator effect of assumed conversions. For further detail please refer to Note [10].

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Recognized Income and Expense

in € m.	2007	2006
Net income recognized in the income statement	**6,510**	**6,079**
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized gains (losses) on financial assets available for sale:		
Unrealized net gains (losses) arising during the period, before tax	1,022	1,101
Net reclassification adjustment for realized net (gains) losses, before tax	(793)	(851)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:		
Unrealized net gains (losses) arising during the period, before tax	(19)	(68)
Net reclassification adjustment for realized net (gains) losses, before tax	13	(8)
Foreign currency translation:		
Unrealized net gains (losses) arising during the period, before tax	(1,696)	(708)
Net reclassification adjustment for realized net (gains) losses, before tax	(5)	8
Tax on items taken directly to equity or reclassified from equity	215	(25)
Total net gains (losses) not recognized in the income statement, net of tax	**(1,263)**	**(351)**
Total recognized income and expense	**5,247**	**5,728**
Attributable to:		
Minority interest	43	6
Deutsche Bank shareholders	5,204	5,722

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2007	Dec 31, 2006
Assets:			
Cash and due from banks		8,632	7,008
Interest-earning deposits with banks		21,615	19,199
Central bank funds sold and securities purchased under resale agreements	[18]	13,597	14,265
Securities borrowed	[18]	55,961	62,943
Financial assets at fair value through profit or loss	[11], [18], [35]		
of which € 158 billion and € 87 billion were pledged to creditors and can be sold or repledged at December 31, 2007 and December 31, 2006, respectively		1,474,103	1,104,650
Financial assets available for sale	[13], [18]		
of which € 17 million and € 23 million were pledged to creditors and can be sold or repledged at December 31, 2007 and 2006, respectively		42,294	38,037
Equity method investments	[14]	3,366	2,541
Loans	[15], [16]	198,892	178,524
Premises and equipment	[19]	2,409	3,241
Goodwill and other intangible assets	[21]	9,383	8,612
Other assets	[22], [23]	182,897	139,021
Income tax assets	[33]	2,428	2,120
Deferred tax assets	[33]	4,772	4,332
Total assets		**2,020,349**	**1,584,493**
Liabilities and equity:			
Deposits	[24]	457,946	411,916
Central bank funds purchased and securities sold under repurchase agreements	[18]	178,741	102,200
Securities loaned	[18]	9,565	21,174
Financial liabilities at fair value through profit or loss	[11], [35]	966,177	694,619
Other short-term borrowings	[26]	53,410	48,433
Other liabilities	[23]	171,509	144,129
Provisions	[25]	1,295	1,768
Income tax liabilities	[33]	4,515	4,033
Deferred tax liabilities	[33]	2,124	2,285
Long-term debt	[27]	126,703	111,363
Trust preferred securities	[27]	6,345	4,771
Obligation to purchase common shares	[28]	3,553	4,327
Total liabilities		**1,981,883**	**1,551,018**
Common shares, no par value, nominal value of € 2.56	[29]	1,358	1,343
Additional paid-in capital	[30]	15,808	15,246
Retained earnings	[30]	25,116	20,451
Common shares in treasury, at cost	[29]	(2,819)	(2,378)
Equity classified as obligation to purchase own shares	[28]	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax			
Unrealized net gains on financial assets available for sale, net of applicable tax and other	[30]	3,635	3,208
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[30]	(52)	(45)
Foreign currency translation, net of tax	[30]	(2,450)	(760)
Total net gains (losses) not recognized in the income statement, net of tax	[30]	1,133	2,403
Total shareholders' equity		**37,044**	**32,758**
Minority interest	[30]	1,422	717
Total equity	[30]	**38,466**	**33,475**
Total liabilities and equity		**2,020,349**	**1,584,493**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2007	2006
Net income	6,510	6,079
Cash flows from operating activities:		
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	651	352
Restructuring activities	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,907)	(913)
Deferred income taxes, net	(918)	165
Impairment, depreciation and other amortization, and accretion	1,731	1,355
Share of net income from equity method investments	(358)	(207)
Income adjusted for non cash charges, credits and other items	5,696	6,861
Adjustments for net increase/decrease/change in operating assets and liabilities:		
Interest-earning time deposits with banks	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	5,146	(11,394)
Trading assets	(302,932)	(87,409)
Other financial assets at fair value through profit or loss (excl. investing activities)	(75,775)	(19,064)
Loans	(22,185)	(14,403)
Other assets	(42,674)	(30,083)
Deposits	47,464	35,720
Trading liabilities	205,814	25,243
Other financial liabilities at fair value through profit or loss (excl. financing activities)	70,232	41,518
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	69,072	18,955
Other short-term borrowings	6,531	7,452
Other liabilities	21,133	30,079
Senior long-term debt	22,935	10,480
Other, net	(1,255)	527
Net cash provided by operating activities	15,790	11,164
Cash flows from investing activities:		
Proceeds from:		
Sale of financial assets available for sale (incl. at fair value through profit or loss)	12,470	11,952
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	8,179	6,345
Sale of equity method investments	1,331	3,897
Sale of premises and equipment	987	123
Purchase of:		
Financial assets available for sale (incl. at fair value through profit or loss)	(25,230)	(22,707)
Equity method investments	(1,265)	(1,668)
Premises and equipment	(675)	(606)
Net cash paid for business combinations/divestitures	(648)	(1,120)
Other, net	463	314
Net cash used in investing activities	(4,388)	(3,470)
Cash flows from financing activities:		
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	429	976
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(2,809)	(1,976)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	1,874	1,043
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	(420)	(390)
Common shares issued under share-based compensation plans	389	680
Purchases of treasury shares	(41,128)	(38,830)
Sale of treasury shares	39,729	36,380
Dividends paid to minority interests	(13)	(26)
Increase in minority interests	585	130
Cash dividends paid	(2,005)	(1,239)
Net cash used in financing activities	(3,369)	(3,252)
Net effect of exchange rate changes on cash and cash equivalents	(289)	(510)
Net increase in cash and cash equivalents	8,744	3,932
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	26,098	17,354
Net cash provided by operating activities include		
Income taxes paid, net	2,806	3,102
Interest paid	58,097	49,921
Interest and dividends received	67,706	58,275
Cash and cash equivalents comprise		
Cash and due from banks	8,632	7,008
Interest earning demand deposits with banks (not included: time deposits of 4,149 € m. at December 31, 2007 and 8,853 € m. at December 31, 2006)	17,466	10,346
Total	26,098	17,354

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

[1] SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [2].

The accompanying consolidated financial statements are presented in euros, the presentation currency of the Group, and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). Since the Group does not use the "carve-out" relating to hedge accounting included in IAS 39, "Financial Instruments: Recognition and Measurement," as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB. In accordance with IFRS 4, "Insurance Contracts", the Group has applied its previous accounting practices (U.S. GAAP) for insurance contracts.

The following is a description of the significant accounting policies of the Group. These policies have been consistently applied for 2006 and 2007.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

TRANSITION TO IFRS

FIRST-TIME APPLICATION OF IFRS

Until December 31, 2006 the Group prepared its consolidated financial statements in accordance with U.S. GAAP. The Group followed the provisions of IFRS 1, "First Time Adoption of IFRS", in preparing its opening IFRS balance sheet as of the date of transition, January 1, 2006. Certain of the Group's IFRS accounting policies used for this opening balance sheet differed from its U.S. GAAP policies applied at the same date. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) as of January 1, 2006. This is the effect of the general rule of IFRS 1 which is to apply IFRS retrospectively. There are some exceptions required and some exemptions permitted by IFRS 1. The Group's first time adoption decisions regarding these exemptions are detailed below. Other options available under IFRS 1, which are not discussed here, are not material to the Group's business.

BUSINESS COMBINATIONS: The Group elected not to apply IFRS 3, "Business Combinations", retrospectively to business combinations prior to the date of transition.

FAIR VALUE OR REVALUATION AS DEEMED COST: At transition, the Group took the carrying values of all items of property, plant and equipment on the date of transition under U.S. GAAP as their deemed cost, which is cost less accumulated depreciation.

EMPLOYEE BENEFITS: At transition, the Group recognized all cumulative actuarial gains and losses on defined benefit pension schemes and other post retirement benefits in shareholders' equity.

CUMULATIVE TRANSLATION DIFFERENCES: At transition, the Group elected to reset the cumulative foreign currency translation adjustment arising from the translation of foreign operations to zero.

DESIGNATION OF PREVIOUSLY RECOGNIZED FINANCIAL INSTRUMENTS: At transition, the Group classified certain of its previously recognized financial assets and liabilities at either fair value through profit or loss or as available for sale, as appropriate, under the provisions of IAS 39, "Financial Instruments: Recognition and Measurement".

SHARE-BASED PAYMENT TRANSACTIONS: The Group adopted IFRS 2, "Share-based Payment", with effect from November 7, 2002.

FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS OR FINANCIAL LIABILITIES AT INITIAL RECOGNITION: The Group elected to apply provisions of IAS 39, "Financial Instruments: Recognition and Measurement", which require deferral of trade date profit on financial instruments carried at fair value where the amount is derived from unobservable parameters or prices, from October 25, 2002.

DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES: The Group elected only to apply the derecognition provisions of IAS 39, "Financial Instruments: Recognition and Measurement", prospectively for transactions occurring on or after January 1, 2004.

EFFECT OF THE TRANSITION TO IFRS

A description of the differences between the Group's U.S. GAAP and IFRS accounting policies is presented in Note [44]. Reconciliations of the Group's balance sheets prepared under U.S.GAAP and IFRS as of January 1, 2006 and December 31, 2006 are also presented in Note [44]. Reconciliations of the Group's income statements for the year ended December 31, 2006 prepared in accordance with U.S. GAAP and IFRS, as well as a reconciliation of shareholders' equity as of January 1, 2006 and December 31, 2006 prepared under U.S. GAAP and IFRS, are also presented in Note [44]. As the consolidated financial statements for the year ending December 31, 2007 were prepared, a number of adjustments relating to the transition from U.S. GAAP to IFRS were identified and made to the previously unaudited IFRS financial information presented in the Group's Transition Report and subsequent Interim Reports. The effect of these adjustments is included in the reconciliations presented in Note [44].

PRINCIPLES OF CONSOLIDATION

The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank, together with its subsidiaries, including certain special purpose entities ("SPEs"), presented as a single economic unit.

SUBSIDIARIES

The Group's subsidiaries are those entities which it controls. The Group controls entities where it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.

The Group sponsors the formation of special purpose entities for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (b) the Group has decision-making powers to obtain the majority of the benefits, (c) the Group will obtain the majority of the benefits of the activities of the SPE, and (d) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that the SPE is controlled by the Group.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group will reassess consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.

The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE's arrangements or the substance of the relationship between the Group and an SPE changes due to current market conditions or any other factors so that there are new activities between the Group and the SPE which were not foreseen originally. Factors indicating a change in the substance of the relationship between the Group and the SPE include, but are not limited to, the following:

- changes in the Group's ownership interest in the SPE;
- changes in contractual or governance arrangements of the SPE;
- additional activities undertaken in the structure; for example, providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and
- changes in the financing structure of the entity.

In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group will reassess the need to consolidate the SPE.

The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, are used in the reassessment of consolidation conclusions.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as capital issuances.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Minority interests are shown in the consolidated balance sheet as a separate component of equity which is distinct from Deutsche Bank's shareholders' equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is for less than 20 % of the voting stock.

A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.

Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group's share of the results of associates and jointly controlled entities is adjusted to conform with the accounting policies of the Group. Unrealized gains on transactions are eliminated to the extent of the Group's interest in the investee.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly-controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are prepared in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement but are included in net gains (losses) not recognized in the income statement within shareholders' equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period-end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gains (losses) not recognized in the income statement within shareholders' equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.

INTEREST, FEES AND COMMISSIONS

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows.

NET INTEREST INCOME – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

COMMISSION AND FEE INCOME – The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. Where there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to those commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Arrangements involving multiple services or products – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be divided up and allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount left over after allocating an appropriate amount of revenue to all the other components.

FINANCIAL ASSETS AND LIABILITIES

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition in the balance sheet and not subsequently changed.

Purchases and sales of financial assets and issuances and repurchases of financial liabilities classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, being the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and are presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

TRADING ASSETS AND LIABILITIES – financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS – certain financial assets and liabilities, that do not meet the definition of trading assets and liabilities, are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Gains and losses on the subsequent remeasurement of the financial assets and liabilities designated at fair value are recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

LOAN COMMITMENTS

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of 'Derivatives and Hedge Accounting', some loan commitments are classified as financial assets/liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, for these off-balance sheet loan commitments, the Group does not recognize and measure changes in fair value that result from changes in market interest rate or credit spreads. However, as specified in the discussion "Impairment of loans and provision for off-balance sheet positions" below, these off-balance sheet loan commitments are assessed individually and, where appropriate, collectively, for impairment.

LOANS

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale.

Loans are initially recognized at fair value, representing the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE

Financial assets that are not classified at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in equity, in net gains (losses) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets classified as AFS that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.

Financial assets classified as AFS are assessed for impairment as discussed in the section of the Note 'Impairment of financial assets classified as Available for Sale'. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred into the income statement on disposal of an available for sale financial asset as part of the overall gain or loss on sale.

FINANCIAL LIABILITIES

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest rate method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

DETERMINATION OF FAIR VALUE

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and credit risk (both counterparty credit risk in relation to financial assets and the Bank's own credit risk in relation to financial liabilities).

RECOGNITION OF TRADE DATE PROFIT

Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. The deferred amount is recognized using systematic methods over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized through the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the amount can be made.

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.

Gains and losses on derivatives held for trading are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans intended for sale. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and hence are carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest income and expenses are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.

EMBEDDED DERIVATIVES

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract is accounted for at amortized cost. The carrying amount of an embedded derivative is reported in the consolidated balance sheet line item with the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

HEDGE ACCOUNTING

Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of foreign operations into the reporting currency of the parent (hedge of a net investment in a foreign operation).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of the fair value adjustments made to the hedging instrument and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge of a debt instrument is canceled because the derivative is terminated or de-designated, any remaining interest rate-related fair value adjustment made to the carrying amount of the debt instrument (basis adjustment) is amortized to interest income or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged asset is sold. Hedge ineffectiveness is recorded in other income and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows are canceled, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship. For cancellations of other types of hedges of the variability of cash flows, the related amounts in net gains (losses) not recognized in the income statement are reclassified into the income statement either in the same income statement caption and period as profit or loss from the forecasted transaction, or in other income when it is no longer probable that the forecast transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations (hedge of a net investment in a foreign operation) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; and the remainder is recorded as other income in the income statement.

IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:

- objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ('a loss event');
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the amount can be made.

IMPAIRMENT OF LOANS AND PROVISION FOR OFF-BALANCE SHEET POSITIONS

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

IMPAIRMENT OF FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

Where there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement. Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.

Reversals of impairment of debt securities are recognized in the income statement if the recovery is objectively related to a specific event occurring after the impairment loss was recognized in the income statement.

DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
FINANCIAL ASSET DERECOGNITION
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions where it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party where the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is relinquished. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

SECURITIZATION

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as 'retained interests'). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss if the transferred assets were classified as financial assets at fair value through profit or loss.

DERECOGNITION OF FINANCIAL LIABILITIES

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are initially recognized at fair value being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset, with the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.

PREMISES AND EQUIPMENT

Premises and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises and equipment is included in general and administrative expenses. Maintenance and repairs are charged to general and administrative expenses and improvements are capitalized. Gains and losses on disposals are reflected in other income.

Premises and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of an impairment, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. Where an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

INVESTMENT PROPERTY

The Group generally uses the cost model for valuation of investment property and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. Where the Group applies this specific election, it engages external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition, over the net fair value of the Group's share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill on the acquisition of subsidiaries is capitalized and reviewed annually for impairment, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units are:

- Global Markets and Corporate Finance (within the Corporate Banking & Securities segment);
- Global Transaction Banking;
- Asset Management and Private Wealth Management (within the Asset and Wealth Management segment);
- Private & Business Clients; and
- Corporate Investments.

Goodwill on the acquisitions of associates and jointly controlled entities is included in the amount of the investments and is reviewed annually for impairment, or more frequently if there is an indication that impairment may have occurred.

If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included within the carrying amount of the operation when determining the gain or loss on disposal.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer related intangible assets that have a finite useful life are amortized over periods of between one and 20 years on a straight-line basis based on the expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairments and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be reliably measured. Capitalized costs are depreciated using the straight-line method over a period of 1 to 3 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after the software is ready for use, are expensed as incurred.

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognized is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized, its rate of amortization is chosen by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the income statement.

FINANCIAL GUARANTEES

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given, which is likely to be the premium received. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation arising as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the income statement under general and administrative expenses.

LEASING TRANSACTIONS

LESSOR

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

LESSEE

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

SALE-LEASEBACK ARRANGEMENTS

If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.

If a sale-leaseback transaction results in an operating lease, the timing of profit recognition is a function of the difference between the sales price and fair value. Where it is clear that sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

EMPLOYEE BENEFITS

PENSION BENEFITS

The Group sponsors a number of defined contribution and defined benefit plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, early retirement, salary increases and interest and inflation rates. The recognition of actuarial gains and losses is applied by using the 10% "corridor" approach. Therefore, a portion is recognized in the income statement if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10% of the fair value of any plan assets at that date. The Group's defined benefit plans are usually funded.

OTHER POST-RETIREMENT BENEFITS

In addition, the Group's affiliates maintain unfunded contributory defined benefit postretirement health care plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to defined benefit pension plans these plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% "corridor" approach.

SHARE-BASED COMPENSATION

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

OBLIGATIONS TO PURCHASE COMMON SHARES

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group's equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

INCOME TAXES

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (i) they arise from the same tax reporting entity or tax group of reporting entities, (ii) they relate to the same tax authority, (iii) the legally enforceable right to offset exists and (iv) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in jointly controlled entities except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the gain or loss is realized.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price.

If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's income statement for the period.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces the Group's liability to the policyholder.

PROVISIONS

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (e.g., because the obligation is covered by an insurance policy), a receivable is recognized if it is virtually certain that reimbursement will be received.

STATEMENT OF CASH FLOWS

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

INSURANCE

The Group's insurance business issues two types of contracts:

INSURANCE CONTRACTS - these are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.

NON-PARTICIPATING INVESTMENT CONTRACTS ("INVESTMENT CONTRACTS") – these contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as financial instruments available for sale. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

INSURANCE CONTRACTS

Premiums on long-term insurance contracts are recognized as income when received. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when they are incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in-force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

For existing business, the deferred policy acquisition costs are immaterial to the insurance business.

INVESTMENT CONTRACTS

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the income statement. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

REINSURANCE

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

IFRS 7

In August 2005, the IASB issued IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7"). The standard replaces IAS 30, "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and the disclosure requirements in the former version of IAS 32, "Financial Instruments: Disclosure and Presentation". It requires disclosure of the significance of financial instruments for an entity's financial position and performance, of qualitative and quantitative information about exposure to credit, liquidity and market risk arising from financial instruments, and how the entity manages those risks. IFRS 7 is effective for fiscal years beginning on or after January 1, 2007. The adoption of IFRS 7 only had disclosure impacts for the Group's consolidated financial statements.

IAS 1

In addition to IFRS 7, in August 2005, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements: Capital Disclosures" ("IAS 1"). It requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for fiscal years beginning on or after January 1, 2007. The adoption of IAS 1 only had disclosure impacts for the Group's consolidated financial statements.

IFRS 8

In November 2006, the IASB issued IFRS 8, "Operating Segments" ("IFRS 8"), which defines requirements for the disclosure of financial information of an entity's operating segments. IFRS 8 replaces IAS 14, "Segment Reporting". It follows the management approach which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision-maker, in order to allocate resources to a segment and to assess its performance. IFRS 8 is effective for fiscal years beginning on or after January 1, 2009, although earlier application is permitted. The Group adopted IFRS 8 from January 1, 2007. Therefore, the operating segment comparative information contained in the Group's consolidated financial statements for the year ending December 31, 2006 has been presented under the IFRS 8 requirements.

NEW ACCOUNTING PRONOUNCEMENTS

IFRIC 14

In July 2007, the International Financial Reporting Interpretations Committee ("IFRIC") issued interpretation IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" ("IFRIC 14"). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, "Employee Benefits," on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted. While approved by the IASB, the interpretation has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRIC 14 will have on its consolidated financial statements.

IFRS 3 AND IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended version of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R"). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 3 R and IAS 27 R will have on its consolidated financial statements.

IAS 32 AND IAS 1

In February 2008, the IASB issued amendments to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements": "Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

[2] BUSINESS SEGMENTS AND RELATED INFORMATION

The following segment information has been prepared in accordance with IFRS 8, "Operating Segments," which defines requirements for the disclosure of financial information of an entity's operating segments. It follows the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.

BUSINESS SEGMENTS

The business segments identified by the Group represent the organizational structure as reflected in its internal management reporting systems.

The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2007, the group divisions and corporate divisions were:

The CORPORATE AND INVESTMENT BANK (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global corporate divisions: Corporate Banking & Securities ("CB&S") and Global Transaction Banking ("GTB").

- CB&S is made up of the business divisions Global Markets and Corporate Finance. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
- GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management ("AWM") and Private & Business Clients ("PBC").

- AWM is comprised of the business divisions Asset Management ("AM"), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management ("PWM"), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

CORPORATE INVESTMENTS (CI), which manages certain alternative assets of the bank and other debt and equity positions.

Changes in the composition of segments can arise from either changes in management responsibility, for which prior periods are restated to conform with the current year's presentation, or from acquisitions and divestitures.

Management responsibilities changed in the first quarter of 2007 for certain transaction management functions which were organizationally aligned with, and provide trading support to, the Global Markets business division in CIB. The following describes acquisitions and divestitures with a significant impact on the Group's segment operations:

- In October 2007, the Group acquired Abbey Life Assurance Company Limited, a UK company that consists primarily of unit-linked life and pension policies and annuities. The business is included within the CB&S Corporate Division.
- In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with the Group's strategic partner, Anima S.G.R.p.A. The business was included within the AWM Corporate Division.
- In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included within the AWM Corporate Division.
- In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.S. The client transition is expected to be completed in April 2008. The business will be included within the GTB Corporate Division.
- In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals LLC, a privately-held operator of port terminal facilities in North America. The acquisition was the seed asset for the North America Infrastructure Fund and is included in the AWM Corporate Division. The company was deconsolidated effective October 9, 2007 after a partial sale into the fund for which it was acquired.
- In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included within the AWM Corporate Division.
- In April 2007, AM reached an agreement with shareholders of Harvest Fund Management, a mutual fund manager in China, to increase its stake to 30 %. The business is included within the AWM Corporate Division.
- In January 2007, the Group sold the second tranche (41 %) of PBC's Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of Italian cooperative banks. The business was part of the PBC Corporate Division.
- In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the CB&S Corporate Division.
- In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the PBC Corporate Division. The acquisition expands the Group's market share in the retail banking sector of the German capital.

- In November 2006, the Group acquired norisbank from DZ Bank Group. The business is included in the PBC Corporate Division.
- In October 2006, the Group announced the acquisition of the UK wealth manager, Tilney Group Limited. The transaction was closed in December 2006. The acquisition is a key element in PWM's strategy to expand its onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.
- In October 2006, the Group sold 49 % of its BankAmericard operation to ICBPI.
- In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was reported in the AWM Corporate Division.
- In May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the GTB Corporate Division.
- In February 2006, the Group completed the acquisition of the remaining 60 % of United Financial Group (UFG), an investment bank in Russia. The business is included in CB&S Corporate Division.
- In the first quarter 2006, the Group completed its sale of EUROHYPO AG to Commerzbank AG. The business was included in the CI Group Division.

MEASUREMENT OF SEGMENT PROFIT OR LOSS

Segment reporting under IFRS 8 requires a presentation of the segment results based on management reporting methods with a reconciliation between the results of the business segments and the consolidated financial statements. The Group reports this reconciliation within the "Consolidation & Adjustments" section. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are only established on rare occasions and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (e.g., for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit", "fixed price" or "agreed percentages". Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow the "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates the notional interest credit on its consolidated capital to the business segments, in proportion to each business segment's allocated average active equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These include:

— AVERAGE ACTIVE EQUITY: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS Tier 1 ratio of 8.5 %, which represents the mid-point of the Group's Tier 1 target range of between 8.0 % and 9.0 %. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
— RETURN ON AVERAGE ACTIVE EQUITY IN % is defined as income before income taxes less minority interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

SEGMENTAL RESULTS OF OPERATIONS

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2007 and 2006.

2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments[5]	Total Management Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	16,507	2,585	19,092	4,374	5,755	10,129	1,517	30,738
Provision for credit losses	102	7	109	1	501	501	3	613
Total noninterest expenses	12,169	1,633	13,802	3,453	4,108	7,561	220	21,583
therein:								
Depreciation, depletion and amortization	50	8	58	20	82	102	17	177
Severance payments	100	7	107	28	27	55	–	162
Policyholder benefits and claims	116	–	116	73	–	73	–	188
Impairment of intangible assets	–	–	–	74	–	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	–	(13)
Minority interest	34	–	34	7	–	8	(5)	37
Income before income taxes	4,201	945	5,147	913	1,146	2,059	1,299	8,505
Cost/income ratio in %	74	63	72	79	71	75	15	70
Assets[2,3]	1,881,638	32,083	1,895,756	39,081	117,533	156,391	13,002	2,011,654
Expenditures for additions to long-lived assets	351	87	438	2	62	65	–	503
Risk-weighted positions (BIS risk positions)	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503
Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725
Pre-tax return on average active equity in %	21	86	25	18	33	24	N/M	29
1 Includes:								
Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710
Net revenues from external customers	16,691	2,498	19,189	4,615	5,408	10,023	1,492	30,703
Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34
Net income (loss) from equity method investments	51	2	52	114	2	116	184	352
2 Includes:								
Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Net revenues in CI include gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 626 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 313 million (after group-internal fees paid).

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments[5]	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	16,574	2,228	18,802	4,166	5,149	9,315	574	28,691
Provision for credit losses	(65)	(29)	(94)	(1)	391	391	2	298
Total noninterest expenses	11,236	1,552	12,789	3,284	3,717	7,000	214	20,003
therein:								
Depreciation, depletion and amortization	57	25	82	33	84	117	17	216
Severance payments	97	3	99	12	10	22	-	121
Policyholder benefits and claims	-	-	-	63	-	63	-	63
Impairment of intangible assets	-	-	-	-	-	-	31	31
Restructuring activities	77	22	99	43	49	91	1	192
Minority interest	23	-	23	(11)	-	(11)	(3)	10
Income before income taxes	5,379	705	6,084	894	1,041	1,935	361	8,380
Cost/income ratio in %	68	70	68	79	72	75	37	70
Assets[2,3]	1,459,190	25,646	1,468,321	35,922	94,760	130,642	17,783	1,576,714
Expenditures for additions to long-lived assets	573	2	575	5	383	388	-	963
Risk-weighted positions (BIS risk positions)	177,651	14,240	191,891	12,335	63,900	76,234	5,395	273,520
Average active equity[4]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	25,368
Pre-tax return on average active equity in %	34	66	36	18	45	27	34	33
1 Includes:								
Net interest income	3,097	890	3,987	162	2,767	2,928	1	6,918
Net revenues from external customers	16,894	2,060	18,954	4,435	4,724	9,159	543	28,656
Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35
Net income (loss) from equity method investments	72	1	74	142	3	145	197	416
2 Includes:								
Equity method investments	1,624	38	1,662	588	8	596	207	2,465

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Net revenues in CI include a gain from the sale of the bank's remaining holding in EUROHYPO AG of € 131 million and gains from the sale of industrial holdings (Linde AG) of € 92 million.

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO IFRS

The following table provides a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with IFRS, for the years ended December 31, 2007 and 2006, respectively.

			2007			2006
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	30,738	7	30,745	28,691	(197)	28,494
Provision for credit losses	613	(1)	612	298	(0)	298
Noninterest expenses	21,583	(200)	21,384	20,003	(147)	19,857
Minority interest	37	(37)	-	10	(10)	-
Income (loss) before income taxes	**8,505**	**244**	**8,749**	**8,380**	**(41)**	**8,339**
Assets	2,011,654	8,695	2,020,349	1,576,714	7,779	1,584,493
Risk-weighted positions (BIS risk positions)	327,503	1,315	328,818	273,520	1,939	275,459
Average active equity	29,725	121	29,846	25,368	100	25,468

1 Net interest income and noninterest income.

In 2007, income before income taxes in Consolidation & Adjustments was € 244 million. This resulted from Corporate Items of € 279 million, as well as from negative adjustments of € 35 million to reverse the impact of differences between the accounting methods used under IFRS and for the business segments in the Group's management reporting. Noninterest expenses benefited primarily from a recovery of value added tax paid in prior years, based on a refined methodology which has been agreed with the tax authorities, and also reimbursements associated with several litigation cases. The main adjustments to net revenues in Consolidation & Adjustments in 2007 were:

— Adjustments related to positions which are marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.
— Trading results from the Group's own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.
— Decreases related to the elimination of intra-Group rental income were € 39 million.
— Net interest income related to tax refunds and accruals increased net revenues by € 69 million.
— The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.

In 2006, Consolidation & Adjustments showed a loss before income taxes of € 41 million. Negative adjustments for different accounting methods used in management reporting and IFRS were € 307 million and Corporate Items were € 267 million. Noninterest expenses benefited mainly from a provision release related to activities to restructure grundbesitz-invest, the Group's German open-ended real estate fund, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. Within net revenues, the main drivers in Consolidation & Adjustments were:

— Adjustments related to financial instruments which are carried at fair value through profit or loss for management reporting purposes but accounted for on an amortized cost basis under IFRS decreased net revenues by approximately € 210 million.
— Trading results from the Group's own shares in the CB&S Corporate Division resulted in a decrease of € 100 million.
— The elimination of intra-Group rental income decreased net revenues by € 40 million.
— Net interest income related to tax refunds and accruals increased by € 67 million.
— Settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States increased net revenues by € 125 million.
— The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments.

Assets and risk-weighted positions in Consolidation & Adjustments reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.

Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under "Measurement of Segment Profit or Loss" in this Note.

ENTITY-WIDE DISCLOSURES

The Group presents revenues for groups of similar products and services by group division on a standalone basis derived from the Group's management accounting systems. The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2007 and 2006, respectively.

	Corporate and Investment Bank	
in € m.	2007	2006
Sales & Trading (equity)	4,613	4,039
Sales & Trading (debt and other products)	8,407	9,016
Total Sales & Trading	**13,020**	**13,055**
Origination (equity)	861	760
Origination (debt)	714	1,331
Total Origination	**1,575**	**2,091**
Advisory	1,089	800
Loan products	974	946
Transaction services	2,585	2,228
Other products	(151)	(318)
Total	**19,092**	**18,802**

	Private Clients and Asset Management	
in € m.	2007	2006
Portfolio/fund management	3,062	3,089
Brokerage	2,172	1,910
Loan/deposit	3,173	2,774
Payments, account & remaining financial services	979	899
Other products	742	643
Total	**10,129**	**9,315**

The following table presents total net revenues (before allowance for credit losses) by geographical area. The information presented for CIB and PCAM has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for Corporate Investments and Consolidation & Adjustments is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2007	2006
Germany:		
CIB	2,921	2,265
PCAM	5,514	4,922
Total Germany	8,434	7,187
Europe, Middle East and Africa:		
CIB	7,721	6,836
PCAM	2,816	2,661
Total Europe, Middle East and Africa[1]	10,537	9,497
Americas (primarily U.S.):		
CIB	4,628	6,810
PCAM	1,331	1,350
Total Americas	5,959	8,160
Asia/Pacific:		
CIB	3,823	2,891
PCAM	468	381
Total Asia/Pacific	4,291	3,273
CI	1,517	574
Consolidation & Adjustments	7	(197)
Consolidated net revenues[2]	30,745	28,494

1 The United Kingdom accounted for more than 60% of these revenues in 2007 and 2006, respectively.

2 Consolidated total net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

[3] NET INTEREST INCOME

The following are the components of interest and similar income and interest expense.

in € m.	2007	2006
Interest and similar income:		
Interest-earning deposits with banks	1,384	1,358
Central bank funds sold and securities purchased under resale agreements	1,090	1,245
Securities borrowed	3,784	3,551
Financial assets at fair value through profit or loss	45,951	39,195
Interest income on financial assets available for sale	1,596	1,357
Dividend income on financial assets available for sale	200	207
Loans	10,901	9,344
Other	2,800	2,018
Total interest and similar income	**67,706**	**58,275**
Interest expense:		
Interest-bearing deposits	17,371	14,025
Central bank funds purchased and securities sold under repurchase agreements	6,869	5,788
Securities loaned	996	798
Financial liabilities at fair value through profit or loss	24,020	22,631
Other short-term borrowings	2,665	2,708
Long-term debt	4,912	3,531
Trust preferred securities	339	267
Other	1,685	1,519
Total interest expense	**58,857**	**51,267**
Net interest income	**8,849**	**7,008**

Interest income accrued on impaired financial assets was € 57 million and € 47 million for the years ended December 31, 2007 and December 31, 2006, respectively.

[4] COMMISSION AND FEE INCOME AND EXPENSE

The following are the components of commissions and fee income and expense.

in € m.	2007	2006
Commission and fee income and expense:		
Commissions and fee income	15,199	13,418
Commissions and fee expense	2,910	2,223
Net commissions and fee income	**12,289**	**11,195**

in € m.	2007	2006
Net commissions and fee income:		
Net commissions and fees from fiduciary activities	3,965	3,911
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	5,497	4,709
Net fees for other customer services	2,827	2,575
Net commissions and fee income	**12,289**	**11,195**

[5] NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2007	2006
Trading income:		
Sales & Trading (equity)	3,797	2,441
Sales & Trading (debt and other products)	(427)	6,004
Total Sales & Trading	3,370	8,445
Other trading income	548	423
Total trading income	**3,918**	**8,868**
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:		
Breakdown by financial asset/liability category:		
Securities purchased/sold under resale/repurchase agreements	(41)	7
Securities borrowed/loaned	33	(13)
Loans and loan commitments	(570)	136
Deposits	10	(40)
Long-term debt	3,782[1]	(47)
Other financial assets/liabilities designated at fair value through profit or loss	43	(19)
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	**3,257**	**24**
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**7,175**	**8,892**

1 Includes gains of € 3.5 billion from securitization structures. An offsetting fair value movement on related instruments is reported within trading income under Sales & Trading (debt and other products). For further details see Note [11].

[6] NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS BY GROUP DIVISION

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest income. The Group's trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, the Group combines net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

The following table sets forth data relating to the Group's combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and product within the Corporate and Investment Bank.

in € m.	2007	2006
Net interest income	8,849	7,008
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**
Breakdown by group division/CIB product:		
Sales & Trading (equity)	3,117	2,613
Sales & Trading (debt and other products)	7,483	8,130
Total Sales & Trading	10,600	10,743
Loan products[1]	499	490
Transaction services	1,297	1,074
Remaining products[2]	(118)	435
Total Corporate and Investment Bank	12,278	12,743
Private Clients and Asset Management	3,529	3,071
Corporate Investments	157	3
Consolidation & Adjustments	61	83
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**

1 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
2 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

[7] NET GAINS (LOSSES) ON FINANCIAL ASSETS AVAILABLE FOR SALE

The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2007	2006
Net gains (losses) on financial assets available for sale:		
Net gains (losses) on debt securities:	(192)	24
Net gains (losses) from disposal	8	24
Impairments	(200)	–
Reversal of impairments	–	–
Net gains (losses) on equity securities:	944	530
Net gains (losses) from disposal	1,004	540
Impairments	(60)	(10)
Net gains (losses) on loans:	(12)	(2)
Net gains (losses) from disposal	(8)	(2)
Impairments	(4)	–
Reversal of impairments	–	–
Net gains (losses) on other equity interests:	53	39
Net gains (losses) from disposal	60	50
Impairments	(7)	(11)
Total net gains (losses) on financial assets available for sale	**793**	**591**

[8] OTHER INCOME

The following are the components of other income.

in € m.	2007	2006
Other income:		
Net income from investment properties	29	43
Net gains (losses) on disposal of investment properties	8	28
Net gains (losses) on disposal of consolidated subsidiaries	321	52
Net gains (losses) on disposal of loans	44	60
Insurance premiums[1]	134	47
Remaining other income[2]	750	139
Total other income	**1,286**	**369**

1 Net of reinsurance premiums paid.

2 Remaining other income in 2007 included gains of € 317 million from the sale/leaseback of the Group's 60 Wall Street premises in New York and € 148 million other income from consolidated investments. Remaining other income in 2006 included the receipt of € 125 million from the settlement of insurance claims, in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States.

[9] GENERAL AND ADMINISTRATIVE EXPENSES

The following are the components of general and administrative expenses.

in € m.	2007	2006
General and administrative expenses:		
IT costs	1,867	1,585
Occupancy, furniture and equipment expenses	1,347	1,198
Professional service fees	1,257	1,203
Communication and data services	680	634
Travel and representation expenses	539	503
Payment, clearing and custodian services	437	431
Marketing expenses	411	365
Other expenses	1,416	1,150
Total general and administrative expenses	**7,954**	**7,069**

Other expenses include, among other things, regulatory, tax and insurance related costs, operational losses and other non-compensation staff related expenses (e.g., for training, cafeteria services and others). The increase of other expenses was mainly driven by acquisitions related expenses and by certain consolidated investments.

[10] EARNINGS PER COMMON SHARE

Basic earnings per common share amounts are computed by dividing net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

The following table sets forth the computation of basic and diluted earnings per share.

in € m.	2007	2006
Net income attributable to Deutsche Bank shareholders – numerator for basic earnings per share	**6,474**	**6,070**
Effect of dilutive securities:		
Forwards and options	–	(88)
Convertible debt	–	3
Net income attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	**6,474**	**5,985**
Number of shares in m.		
Weighted-average shares outstanding – denominator for basic earnings per share	**474.2**	**468.3**
Effect of dilutive securities:		
Forwards	0.3	23.1
Employee stock compensation options	1.8	3.4
Convertible debt	0.7	1.0
Deferred shares	18.6	24.5
Other (including trading options)	0.5	0.9
Dilutive potential common shares	21.9	52.9
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	**496.1**	**521.2**

in €	2007	2006
Basic earnings per share	13.65	12.96
Diluted earnings per share	13.05	11.48

As of December 31, 2007, the following instruments were outstanding and could potentially become dilutive in the future. These instruments were not included in the calculation of diluted EPS because to do so would have been anti-dilutive.

Number of shares in m.	2007	2006
Forward purchase contracts	39.4	56.6
Put options sold	0.2	11.7
Call options sold	0.7	10.6
Deferred shares	0.7	0.5

Notes to the Consolidated Balance Sheet

[11] FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2007	Dec 31, 2006
Trading assets:		
Trading securities	449,684	425,123
Positive market values from derivative financial instruments	603,059	375,589
Other trading assets[1]	104,236	75,093
Total trading assets	**1,156,979**	**875,805**
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	211,142	159,441
Securities borrowed	69,830	62,195
Loans	21,522	6,226
Other financial assets designated at fair value through profit or loss	14,630	983
Total financial assets designated at fair value through profit or loss	**317,124**	**228,845**
Total financial assets at fair value through profit or loss	**1,474,103**	**1,104,650**

1 Includes traded loans of € 102,093 million and € 73,876 million at December 31, 2007 and 2006, respectively.

in € m.	Dec 31, 2007	Dec 31, 2006
Trading liabilities:		
Trading securities	106,225	130,979
Negative market values from derivative financial instruments	608,528	392,466
Other trading liabilities	830	183
Total trading liabilities	**715,583**	**523,628**
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	184,943	136,068
Loan commitments	526	158
Long-term debt	52,327	32,300
Other financial liabilities designated at fair value through profit or loss	3,002	2,465
Total financial liabilities designated at fair value through profit or loss	**240,798**	**170,991**
Investment contract liabilities[1]	9,796	–
Total financial liabilities at fair value through profit or loss	**966,177**	**694,619**

1 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

LOANS AND LOAN COMMITMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 302 billion and € 228 billion as of December 31, 2007 and 2006, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

The credit risk on the lending facilities designated at fair value through profit or loss is mitigated in a number of ways including the purchase of protection through credit default swaps, by holding collateral against the loan or through the issuance of liabilities linked to the credit exposure on the loan. The credit risk on the securities purchased under resale agreements and the securities borrowed is mitigated by holding collateral.

Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 46.8 billion and € 33.8 billion as of December 31, 2007 and 2006, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 28.1 billion and € 18.5 billion as of December 31, 2007 and 2006, respectively.

The cumulative change attributable to credit risk in the fair value of the drawn loans since designation was a loss of € 98.5 million and a gain of € 21.9 million as of December 31, 2007 and 2006, respectively. The change in fair value attributable to credit risk for the years 2007 and 2006 was a loss of € 110.6 million and a gain of € 21.9 million, respectively.

The cumulative change attributable to credit risk in the fair value of the undrawn irrevocable loan commitments since designation was a loss of € 331.7 million and a gain of € 100.0 million for the years ending December 31, 2007 and 2006, respectively. The change in fair value attributable to credit risk for the years 2007 and 2006 was a loss of € 371.7 million and a gain of € 100.0 million, respectively.

The cumulative change attributable to credit risk in the fair value of the credit derivatives which were used to mitigate the credit risk exposure on drawn loans designated at fair value through profit or loss since designation was a gain of € 63.6 million and a loss of € 21.3 million at December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 80.4 million and a loss of € 21.3 million, respectively.

The cumulative change attributable to changes in credit risk in the fair value of the credit derivatives which are used to mitigate the credit risk exposure on undrawn irrevocable loan facilities designated as at fair value through profit or loss since designation was a gain of € 212.5 million and a loss of € 97.2 million at December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 269.3 million and a loss of € 97.2 million, respectively.

The change in fair value of the loans and loan commitments attributable to movements in the counterparty's credit risk is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. For collateralized loans, including securities purchased under resale agreements and securities borrowed, the collateral received acts to mitigate the counterparty credit risk. The fair value movement due to counterparty credit risk on securities purchased under resale agreements was not material due to the credit enhancement received.

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair value of a financial liability incorporates the credit risk of that financial liability. The fair value of the structured notes issued and the structured deposits taken, directly by the Group, takes into account the credit risk of the Group. If the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. If the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments as of the reporting date. The cumulative change in fair value of these instruments attributable to changes in credit risk, since designation, was a gain of € 17.7 million as of December 31, 2007. The change in fair value attributable to changes in credit risk for the year 2007 was a gain of € 17.7 million. There were no changes in the fair value of financial liabilities designated at fair value through profit or loss due to movements in the Group's credit risk during 2006.

For collateralized borrowings, such as securities sold under repurchase agreements, the collateral pledged acts to mitigate the credit risk of the Group to the counterparty. The fair value movement due to the Group's credit risk on securities sold under repurchase agreements was not material due to the collateral pledged.

The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.

In addition to the fair value movements due to credit risk of the liabilities to movement in the Group's credit, there are additional fair value movements due to credit risk on liabilities issued by legally isolated entities. These movements in fair value due to credit risk movements are not related to the Group's credit but to the credit of the legally-isolated entity, which is dependent upon the collateral in the entity. These are discussed further below.

Certain of the financial liabilities designated at fair value through the profit or loss are structured debt issuances from consolidated Special Purpose Entities (SPEs) which are legally isolated from the Group. The SPEs contain collateral, enter into derivatives and issue notes linked to the risks on the collateral and the derivatives. The movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. If the issuance contains an embedded derivative, the change in fair value due to credit risk of the separated embedded derivative has been excluded. The credit risk on these liabilities predominantly relates to movements in the fair value of the collateral in the entity due to movements in credit risk. The cumulative change due to credit risk in the fair value of these instruments since designation under the fair value option was a gain of € 81.2 million and € 5.3 million as of December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 73.9 million and € 5.3 million, respectively.

In loan securitization structures, legally isolated entities hold a portfolio of loans and interest rate derivatives, and issue notes. The value of the notes issued is dependent upon the instruments held by the entity. The Group holds certain notes issued by these entities. Some of these entities were established by the Group and some by third parties. Under the Group's consolidation accounting policy set out in Note [1], certain of these entities are consolidated. The loans held by these entities are classified as traded loans. The notes issued to third parties by the consolidated entities were designated at fair value through profit or loss. The fair value movement due to credit risk on these liabilities arises due to the credit risk movement of the loan collateral in the entity.

The cumulative change in fair value of the instruments due to credit risk since designation under the fair value option was a gain of € 3.5 billion as of December 31, 2007. The year to date change in fair value attributable to changes in credit risk for 2007 was a gain of € 3.5 billion. There was no material change in fair value of these instruments due to credit risk during 2006.

For financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity is € 29.3 billion and € 33.8 billion more than the carrying amount as of December 31, 2007 and 2006, respectively. The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility.

[12] FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

The following table presents the estimated fair value for the Group's financial instruments which are not ordinarily carried at fair value. This is followed by a description of the methods used to estimate the fair value.

	Carrying value	Fair value	Carrying value	Fair value
in € m.		Dec 31, 2007		Dec 31, 2006
Financial assets:				
Cash and due from banks	8,632	8,632	7,008	7,008
Interest-earning deposits with banks	21,615	21,616	19,199	19,198
Central bank funds sold and securities purchased under resale agreements	13,597	13,598	14,265	14,261
Securities borrowed	55,961	55,961	62,943	62,943
Loans	198,892	199,427	178,524	179,644
Other assets[1]	159,462	159,462	123,716	123,729
Financial liabilities:				
Deposits	457,946	457,469	411,916	411,670
Central bank funds purchased and securities sold under repurchase agreements	178,741	178,732	102,200	102,196
Securities loaned	9,565	9,565	21,174	21,174
Other short-term borrowings	53,410	53,406	48,433	48,427
Other liabilities[1]	88,742	88,742	85,676	85,679
Long-term debt	126,703	127,223	111,363	112,333
Trust preferred securities	6,345	5,765	4,771	4,886

1 Only includes financial assets or financial liabilities.

Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note [1].

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts represent a reasonable estimate of fair value. If the remaining maturities of these instruments were greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, as of the balance sheet date. The following instruments were predominantly short-term.

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For loans, fair value was estimated by discounting future cash flows using rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the individually assessed component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans.

For securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned, fair value was derived by discounting future cash flows using the appropriate credit risk-adjusted discount rate.

The fair value of long-term debt and trust preferred securities was determined from quoted market prices, where available. If quoted market prices were not available, fair value was estimated using a valuation technique. The remaining contractual cash flows were discounted at a rate at which the Group could issue debt with similar remaining maturity, as of the balance sheet date.

FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE THROUGH PROFIT OR LOSS OR EQUITY

The Group uses the following valuation methodologies to determine the fair value of financial instruments carried at fair value through profit or loss or directly through a component of equity. All financial instruments carried by the Group at fair value have a determinable fair value.

The fair values of a substantial percentage of the Group's financial instruments are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for liquid securities, exchange-traded derivatives, over-the-counter ("OTC") derivatives transacted in liquid trading markets, such as those for interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices. Where observable prices or inputs are available, fair value can be determined without significant judgment. Models used for pricing vanilla options such as the Black-Scholes and other standard option pricing models do not normally involve significant subjectivity or management judgment since the models are widely used across the industry and parameter inputs are observed in active markets.

Where observable prices or inputs are not available, fair value is determined using valuation techniques appropriate to the particular instrument. For example, instruments where valuation techniques are used include certain traded loans, new, complex and long-dated OTC derivatives, transactions in immature or limited markets, distressed debt securities, non-marketable equity securities, retained interests in securitizations of financial assets, and private equity investments. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For complex products, the valuation models use more complex modeling techniques, assumptions and parameters, such as correlation, prepayment speeds, unobservable default rates and loss severity. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques.

Valuation adjustments are an integral part of the valuation process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as close-out costs, liquidity and counterparty credit risk.

The fair value of financial liabilities incorporates a measure of the Group's credit risk relevant for the financial liability. The financial liabilities include structured note issuances which are not quoted in an active market. The fair value of structured note issuances is determined using a valuation technique that incorporates the Group's credit risk, by discounting the contractual cash flows using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments at the reporting date.

If the financial liabilities designated at fair value through profit or loss are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

The Group has established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. Where fair value is determined by valuation models, the assumptions and techniques used within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are verified against independent sources and subjected to review. Where prices and parameter inputs or assumptions are not observable, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include assessing the valuations against appropriate proxy instruments, and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against observable market instruments. These procedures require the application of management judgment.

Other valuation controls include review and analysis of daily profit or loss, validation of valuation adjustments against close out profits or losses and Value-at-Risk back-testing. For further discussion on the Group's Value-at-Risk Analysis, see Note [37].

FAIR VALUE HIERARCHY

The financial instruments carried at fair value were categorized under the three levels of the IFRS fair value hierarchy as follows:

QUOTED PRICES IN AN ACTIVE MARKET: this level of the hierarchy includes listed equity securities on major exchanges, G7 Government debt and exchange traded derivatives.

VALUATION TECHNIQUES WITH OBSERVABLE PARAMETERS: this level of the hierarchy includes the majority of the Group's OTC derivative contracts, corporate debt, securities purchased/sold under resale/repurchase agreements, securities borrowed/loaned and traded loans.

VALUATION TECHNIQUES WITH UNOBSERVABLE PARAMETERS: this level of the hierarchy includes more complex OTC derivatives, private equity investments, illiquid loans and certain highly structured bonds. Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit or loss of the instrument.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. It is followed by an analysis and discussion of the financial instruments categorized in the third level of the hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note [1].

			Dec 31, 2007			Dec 31, 2006
in € m.	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters
Financial assets held at fair value:						
Trading securities	204,247	225,203	20,234	210,666	194,596	19,861
Positive market values from derivative financial instruments	21,401	563,160	18,498	17,396	343,957	14,236
Other trading assets	1,055	62,613	40,568	391	72,456	2,246
Financial assets designated at fair value through profit or loss	13,684	297,423	6,017	1,563	224,556	2,726
Financial assets available for sale	13,389	26,376	2,529	15,209	20,614	2,214
Other financial assets at fair value[1]	560	1,667	(5)	478	2,076	105
Total financial assets held at fair value	**254,336**	**1,176,442**	**87,841**	**245,703**	**858,255**	**41,388**
Financial liabilities held at fair value:						
Trading securities	100,630	4,976	619	108,956	19,434	2,589
Negative market values from derivative financial instruments	24,723	567,263	16,542	21,285	360,669	10,512
Other trading liabilities	21	300	509	–	183	–
Financial liabilities designated at fair value through profit or loss	1,454	233,944	5,400	2,247	166,286	2,458
Investment contract liabilities[2]	–	9,796	–	–	–	–
Other financial liabilities at fair value[1]	–	3,763	(3)	57	4,573	280
Total financial liabilities held at fair value	**126,828**	**820,042**	**23,067**	**132,545**	**551,145**	**15,839**

1 Derivatives which are embedded in contracts where the host contract is not held at fair value through profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2 Those are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

ANALYSIS OF FINANCIAL INSTRUMENTS WITH FAIR VALUE DERIVED FROM VALUATION TECHNIQUES CONTAINING SIGNIFICANT UNOBSERVABLE PARAMETERS

Some of the instruments in this level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, they are required to be presented as gross assets and liabilities in the table above.

TRADING SECURITIES: Trading securities are reported in this level of the fair value hierarchy where some of the significant risks present in the instruments are not observable through current market transactions and there is no suitable proxy instrument that can be used to estimate the fair value within a narrow range. This arises if the markets for the securities are illiquid, transactions are infrequent and prices are not readily observable. In these conditions, fair value is determined from a valuation technique, some of the inputs to which are not observable.

Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, this level of the hierarchy includes certain holdings of notes issued by securitization entities, commercial mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities.

The main increase in trading securities categorized in this level of the hierarchy during the year arose from certain asset-backed securities and notes issued by securitization entities where the liquidity in the markets fell. This led to reduced trading activity of these instruments, and therefore fewer related proxies, thereby reducing the observability of parameter inputs to valuation models.

POSITIVE AND NEGATIVE MARKET VALUES FROM DERIVATIVE INSTRUMENTS: Derivatives categorized in this level of the fair value hierarchy are more complex with respect to either the model or nature of the underlying, and their valuation techniques include the use of one or more significant unobservable parameters. The unobservable parameters include certain credit, equity and foreign exchange correlations, certain longer-term volatilities and certain prepayment rates. In addition, unobservable parameters may include certain credit spreads and other transaction specific parameters.

The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool is not closely comparable to regularly market traded indices, all CDO squared derivatives, certain options where the volatility is unobservable, certain basket options in which the correlation between the referenced underlying assets are unobservable, longer-term interest rate option derivatives and multi-currency foreign exchange derivatives and certain credit default swaps for which the credit spread is not observable.

In 2007, the main increase in derivatives categorized in this level of the hierarchy related to certain credit default swaps on asset-backed securities for which the credit spread became unobservable due to reduced liquidity in the period. Otherwise the nature of unobservable parameters in derivative valuations remained broadly the same with liquidity being maintained in the majority of markets.

OTHER TRADING INSTRUMENTS: Other trading instruments mainly consist of traded loans. Traded loans are categorized within this level of the hierarchy if market prices are unavailable, there is no reasonable proxy, and valuation techniques contain significant unobservable parameters.

The increase in the loan balance reported in this level of the fair value hierarchy during the year arose principally in the leveraged loan business and residential and commercial mortgage loan businesses where liquidity and associated level of market information declined.

FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option were categorized in this level of the fair value hierarchy. The corporate loans designated at fair value through profit or loss are valued using valuation techniques which incorporate credit spread, recovery rate and utilization parameters. If the loans are revolving facilities then the utilization parameter is significant and unobservable and these loans are reported in this level of the hierarchy. The movement year-on-year is due to an increase in assets designated under the fair value option and an increase in the extent to which revolving loan facilities were drawn as of the period end. There was no notable decline in the observability of parameters used in the valuation of corporate loans designated under the fair value option.

In addition, certain hybrid debt issuances designated at fair value through profit or loss contain embedded derivatives with significant unobservable parameters. These unobservable parameters include single stock volatility and equity correlations. The increase in the balance of such instruments in 2007 was mainly due to additional instruments being designated at fair value through profit or loss rather than parameters in these markets becoming less observable.

FINANCIAL ASSETS AVAILABLE FOR SALE: Certain unlisted equity instruments are reported in this level of the fair value hierarchy if there is no close proxy and market illiquidity.

SENSITIVITY ANALYSIS OF UNOBSERVABLE PARAMETERS

If the value of financial instruments is dependent on unobservable input parameters, the precise level for these parameters could be drawn from a range of reasonably possible alternatives. In preparing the financial statements, levels for the parameters are chosen from these ranges using management judgment consistent with prevailing market evidence and subject to the Group's valuation control procedures. If the Group simultaneously moved all these unobservable parameters to the extremes of these ranges as of December 31, 2007, it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.0 billion. As of December 31, 2006, it could have increased fair value by as much as € 1.3 billion or decreased fair value by as much as € 631 million. In estimating these impacts, the Group used an approach based on its valuation adjustment methodology.

UNREALIZED PROFIT OR LOSS

Unrealized profit or loss is the gain or loss which is recorded in the profit or loss account but which was not realized in cash. The unrealized profit (loss) on financial instruments in the third level of the hierarchy was a profit of € 4.0 billion and a loss of € 48 million during 2007 and 2006, respectively. The unrealized profit or loss is not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the unrealized profit or loss movement is due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically-hedged by instruments which are categorized in other levels of the fair value hierarchy.

RECOGNITION OF TRADE DATE PROFIT

In accordance with the Group's accounting policy as described in Note [1], if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below shows the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance predominantly related to derivative instruments.

in € m.	2007	2006
Balance, beginning of year	473	503
New trades during the period	426	271
Amortization	(132)	(40)
Matured trades	(53)	(94)
Subsequent move to observability	(186)	(168)
Exchange rate changes	(7)	1
Balance, end of year	521	473

[13] FINANCIAL ASSETS AVAILABLE FOR SALE

The following are the components of financial assets available for sale.

in € m.	Dec 31, 2007	Dec 31, 2006
Debt securities:		
German government	2,466	2,879
U.S. Treasury and U.S. government agencies	1,349	1,348
U.S. local (municipal) governments	273	1
Other foreign governments	3,347	3,247
Corporates	7,753	7,217
Other asset-backed securities	6,847	6,633
Mortgage backed securities, including obligations of U.S. federal agencies	3,753	4,182
Other debt securities	4,631	1,065
Total debt securities	30,419	26,572
Equity securities:		
Equity shares	7,934	7,294
Investment certificates and mutual funds	306	519
Total equity securities	8,240	7,813
Other equity interests	1,204	1,182
Loans	2,431	2,470
Total financial assets available for sale	42,294	38,037

[14] EQUITY METHOD INVESTMENTS

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2007, there were two significant associates which were accounted for as held for sale. For information on assets held for sale please refer to Note [22].

As of December 31, 2007, the following investees were significant, representing 75 % of the carrying value of equity method investments.

Investment[1]	Ownership percentage
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89 %
Beijing Guohua Real Estate Co., Ltd., Beijing	30.00 %
Compañía Logística de Hidrocarburos CLH, S.A., Madrid[2]	5.00 %
DB Global Masters (Fundamental Value Trading II) Fund Ltd, George Town	27.88 %
DB Phoebus Lux S.à.r.l., Luxembourg[3]	74.90 %
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51 %
Discovery Russian Realty Paveletskaya Project Ltd., George Town	33.33 %
DMG & Partners Securities Pte. Ltd., Singapore	49.00 %
Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00 %
Fondo Immobiliare Chiuso Piramide Globale, Milan	42.45 %
Force 2005–1 Limited Partnership, St. Helier	40.00 %
Gemeng International Energy Group Company Limited, Taiyuan[2]	19.00 %
Hanoi Building Commercial Joint Stock Bank, Hanoi[2]	10.00 %
K&N Kenanga Holdings Bhd, Kuala Lumpur[2]	16.55 %
Ligusterfonds, Amsterdam	25.85 %
Makkolli Trading Ltd, Hamilton	45.00 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	25.03 %
Mountaineer Natural Gas Trust, Wilmington	50.00 %
Paternoster Limited, Douglas	30.99 %
PX Holdings Limited, Stockton on Tees	43.00 %
Redwood Russia PLP1 Limited, St. Helier	40.10 %
Rongde Asset Management Company Limited, Beijing	40.70 %
RREEF America REIT III, Inc., Chicago[2]	9.67 %
RREEF Global Opportunities Fund II LLC, Wilmington[2]	9.90 %
STC Capital YK, Tokyo	50.00 %
SWIP Multi Manager Global Real Estate Fund, London	24.70 %
SWIP Property Trust, London	37.38 %
SWIP UK Income Fund, London	35.99 %
SWIP UK Smaller Cos, London	34.24 %
VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, Munich	36.98 %

1 All significant equity method investments are investments in associates.
2 The Group has significant influence over the investee through board seats or other measures.
3 The Group does not have a controlling financial interest in the investee.

Summarized aggregated financial information of these significant equity method investees were as follows:

in € m.	Dec 31, 2007	Dec 31, 2006
Total assets	22,107	20,062
Total liabilities	13,272	12,113
Revenues	2,368	2,344
Net income/loss	528	1,195

The following are the components of the net income (loss) from all equity method investments:

in € m.	2007	2006
Net income (loss) from equity method investments:		
Pro-rata share of investees' net income (loss)	358	207
Net gains (losses) on disposal of equity method investments[1]	9	217
Impairments	(14)	(5)
Total net income (loss) from equity method investments	353	419

1 Net gains (losses) on disposal of equity method investments in 2006 included a gain of € 131 million from the sale of the Group's remaining holding in EUROHYPO AG

There was no unrecognized share of losses of an investee, neither for the period, or cumulatively.

Equity method investments for which there are published price quotations had a carrying value of € 160 million and a fair value of € 168 million as of December 31, 2007 and a carrying value of € 219 million and a fair value of € 228 million as of December 31, 2006.

The investees have no significant contingent liabilities to which the Group is exposed.

In 2007 and 2006, none of the Group's investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

[15] LOANS

The following are the principal components of loans, broken down by industry classification.

in € m.	Dec 31, 2007	Dec 31, 2006
Banks and insurance	12,850	12,364
Manufacturing	16,067	13,727
Households (excluding mortgages)	25,323	25,925
Households – mortgages	45,540	43,658
Public sector	5,086	4,153
Wholesale and retail trade	8,916	10,515
Commercial real estate activities	16,476	14,042
Lease financing	3,344	3,290
Other	67,086	52,644
Gross loans	**200,689**	**180,318**
(Deferred expense)/unearned income	92	124
Loans less (deferred expense)/unearned income	**200,597**	**180,194**
Less: Allowance for loan losses	1,705	1,670
Total loans	**198,892**	**178,524**

Further disclosure on loans is provided in Note [37].

[16] ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table provides a breakdown of the movements in the Group's allowance for loan losses for the periods specified.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**985**	**684**	**1,670**	**1,124**	**708**	**1,832**
Provision for loan losses	146	505	651	16	336	352
Net charge-offs:	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	95	130	225	156	132	288
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes	(52)	(36)	(88)	(39)	(32)	(70)
Allowance, end of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**

The following table shows the activity in the Group's allowance for off-balance sheet positions, which consists of contingent liabilities and lending-related commitments.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	127	129	256	184	132	316
Provision for off-balance sheet positions	(32)	(6)	(38)	(56)	2	(53)
Changes in the group of consolidated companies	7	3	10	1	–	1
Exchange rate changes	(1)	(8)	(8)	(2)	(5)	(7)
Allowance, end of year	101	118	219	127	129	256

[17] DERECOGNITION OF FINANCIAL ASSETS

The Group's accounting policy regarding derecognition of financial assets, including the application of continuing involvement accounting, is described in Note [1].

The Group enters into transactions in which it transfers previously recognized financial assets, such as debt securities, equity securities and traded loans, but retains substantially all of the risks and rewards of those assets. Due to this retention, the transferred financial assets are not derecognized and the transfers are accounted for as secured financing transactions. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The following table provides further information on the asset types and the associated transactions that did not qualify for derecognition, and their associated liabilities.

Carrying amount of transferred assets in € m.	Dec 31, 2007	Dec 31, 2006
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	170,538	86,655
Securities lending agreements	30,884	48,558
Total return swaps	4,871	3,024
Total trading securities	206,293	138,237
Other trading assets	176	2,830
Total	206,469	141,067
Carrying amount of associated liability	168,772	98,367

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with securitization or special purpose vehicles.

The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement. The associated liability of the transferred item is approximately equal to the asset that continues to be recognized.

in € m.	Dec 31, 2007	Dec 31, 2006
Carrying amount of the original assets transferred		
Trading securities	9,052	6,522
Other trading assets	3,695	1,257
Carrying amount of the assets continued to be recognized		
Trading securities	6,489	5,615
Other trading assets	1,062	345

[18] ASSETS PLEDGED AND RECEIVED AS COLLATERAL

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary for standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group's assets pledged as collateral is as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Interest-earning deposits with banks	436	119
Financial assets at fair value through profit or loss	199,696	129,057
Financial assets available for sale	866	973
Loans	14,846	12,434
Premises and equipment	183	249
Total	**216,027**	**142,832**

Included in these amounts are items disclosed on the face of the balance sheet where the transferee has the right to sell or repledge the collateral. As of December 31, 2007 and December 31, 2006 these amounts were € 158 billion and € 87 billion, respectively.

As of December 31, 2007 and December 31, 2006, the Group received collateral with a fair value of € 462 billion and € 389 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard securitized lending activities and the other transactions described. The Group, as the secured party has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2007 and 2006, the Group had resold or repledged € 438 billion and € 355 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[19] PREMISES AND EQUIPMENT

in € m.	Owner occupied properties	Furniture and Equipment	Leasehold Improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2006	**2,564**	**2,342**	**1,314**	**73**	**6,293**
Changes in the group of consolidated companies	45	13	2	–	60
Additions	249	202	73	82	606
Transfers	3	7	28	(41)	(3)
Reclassifications to 'held for sale'	–	–	–	–	–
Disposals	127	159	45	2	333
Exchange rate changes/other	(90)	(59)	(33)	(1)	(183)
Balance as of December 31, 2006	**2,644**	**2,346**	**1,339**	**111**	**6,440**
Changes in the group of consolidated companies	(219)	10	26	–	(183)
Additions	26	353	209	87	675
Transfers	(2)	10	78	(69)	17
Reclassifications to 'held for sale'	62	10	–	–	72
Disposals	742	312	145	2	1,201
Exchange rate changes/other	(103)	(100)	(63)	(3)	(269)
Balance as of December 31, 2007	**1,542**	**2,297**	**1,444**	**124**	**5,407**
Accumulated Depreciation and Impairment:					
Balance as of January 1, 2006	**700**	**1,746**	**619**	**–**	**3,065**
Changes in the group of consolidated companies	3	8	1	–	12
Depreciation	53	217	139	–	409
Impairment losses	–	1	–	–	1
Reversals of impairment losses	–	–	–	–	–
Transfers	(1)	–	(12)	–	(13)
Reclassifications to 'held for sale'	–	–	–	–	–
Disposals	29	149	32	–	210
Exchange rate changes/other	(14)	(41)	(10)	–	(65)
Balance as of December 31, 2006	**712**	**1,782**	**705**	**–**	**3,199**
Changes in the group of consolidated companies	39	(1)	1	–	39
Depreciation	65	224	142	–	431
Impairment losses	1	1	10	–	12
Reversals of impairment losses	–	–	–	–	–
Transfers	(3)	–	24	–	21
Reclassifications to 'held for sale'	49	8	–	–	57
Disposals	190	250	65	–	505
Exchange rate changes/other	(14)	(90)	(38)	–	(142)
Balance as of December 31, 2007	**561**	**1,658**	**779**	**–**	**2,998**
Carrying amount:					
Balance as of December 31, 2006	**1,932**	**564**	**634**	**111**	**3,241**
Balance as of December 31, 2007	**981**	**639**	**665**	**124**	**2,409**

In 2007, impairment losses, recorded within General and administrative expenses, were primarily related to the renovation of the Group's headquarters at Taunusanlage in Frankfurt.

The carrying values of items of property, plant and equipment on which there is a restriction on sale was € 149 million as of December 31, 2007.

[20] LEASES

The Group is lessee under lease arrangements covering real property and equipment.

FINANCE LEASE COMMITMENTS

The following table shows the net carrying value for each class of leasing objects held under finance leases.

in € m.	Dec 31, 2007	Dec 31, 2006
Land and buildings	97	179
Furniture and equipment	3	4
Other	–	–
Net carrying value	**100**	**183**

Additionally, the Group has sublet leasing objects classified as finance leases with a net carrying value of € 309 million as of December 31, 2007, and € 369 million as of December 31, 2006.

The future minimum lease payments required under the Group's finance leases were as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Future minimum lease payments		
not later than one year	199	123
later than one year and not later than five years	186	358
later than five years	347	427
Total future minimum lease payments	**732**	**908**
Less: Future interest charges	282	323
Present value of finance lease commitments	**450**	**585**

Future minimum sublease payments of € 421 million and € 437 million for the years ended December 31, 2007 and 2006, respectively, are expected to be received under non-cancelable subleases at the balance sheet date. As of December 31, 2007, the amount of contingent rents recognized in the income statement was € 0.4 million.

OPERATING LEASE COMMITMENTS

The future minimum lease payments required under the Group's operating leases were as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Future minimum rental payments		
not later than one year	639	564
later than one year and not later than five years	1,789	1,588
later than five years	1,815	1,112
Total future minimum rental payments	4,243	3,264
Less: Future minimum rentals to be received	253	330
Net future minimum rental payments	3,990	2,934

In 2007, €708 million was charged related to lease and sublease agreements, of which €752 million was for minimum lease payments, €21 million for contingent rents and €64 million for sublease rentals received.

[21] GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL

CHANGES IN GOODWILL

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, by segment for the years ended December 31, 2007 and 2006 are shown below by segment.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2006	3,383	485	2,837	240	100	7,045
Goodwill acquired during the year	171	–	419	235	33	858
Transfers	–	1	–	(1)	–	–
Goodwill related to dispositions without being classified as held for sale	–	–	(1)	(1)	–	(2)
Impairment losses[1]	–	–	–	–	(31)	(31)
Exchange rate changes/other	(326)	(38)	(218)	(3)	(15)[2]	(600)
Balance as of December 31, 2006	3,228	448	3,037	470	87	7,270
Gross amount of goodwill	3,228	448	3,037	470	294	7,477
Accumulated impairment losses	–	–	–	–	(207)	(207)
Balance as of January 1, 2007	3,228	448	3,037	470	87	7,270
Purchase accounting adjustments	–	–	–	(8)	–	(8)
Goodwill acquired during the year	177	3	–	514	–	694
Goodwill related to dispositions without being classified as held for sale	–	–	(26)	–	(34)	(60)
Impairment losses[1]	–	–	–	–	(54)	(54)
Exchange rate changes/other	(329)	(35)	(242)	(5)	1	(610)
Balance as of December 31, 2007	3,076	416	2,769	971	–	7,232
Gross amount of goodwill	3,076	416	2,769	971	261	7,493
Accumulated impairment losses	–	–	–	–	(261)	(261)

1 Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

2 Includes € 13 million of reduction in goodwill related to prior years held for sale write-downs.

In 2007, the main addition to goodwill in Private & Business Clients was € 508 million related to the acquisition of Berliner Bank. The main addition to goodwill in Corporate Banking & Securities was € 149 million related to MortgageIT Holdings Inc.

In 2006, the main addition to goodwill in Asset and Wealth Management was € 419 million related to the acquisition of Tilney Group Limited. In Private & Business Clients, the acquisition of norisbank resulted in a goodwill of € 230 million and in Corporate Banking & Securities, the acquisition of the remaining 60 % of United Financial Group (UFG) added € 166 million to goodwill.

An impairment review of goodwill was triggered in the first quarter of 2007 in Corporate Investments after the division realized a gain of € 178 million related to its equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. As a result of this review, a goodwill impairment loss totaling € 54 million was recognized.

In 2006, a goodwill impairment loss of € 31 million was recorded in Corporate Investments. This goodwill related to a private equity investment in Brazil, which was not integrated into the cash-generating unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value less costs to sell of the investment was determined using a discounted cash flow methodology.

GOODWILL IMPAIRMENT TEST

Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. At year-end 2007, six out of seven cash-generating units carry goodwill. The carrying amounts of goodwill by cash-generating unit below the segment level for the years ended December 31, 2007 and 2006 are as follows.

in € m.	Global Markets	Corporate Finance	Total Corporate Banking & Securities	Asset Management	Private Wealth Management	Total Asset and Wealth Management
At December 31, 2006	2,148	1,080	3,228	1,963	1,074	3,037
At December 31, 2007	2,098	978	3,076	1,794	975	2,769

The goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit's fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2007 and 2006 did not result in an impairment loss as the recoverable amount for all cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.

RECOVERABLE AMOUNT

The Group determines the recoverable amount of all cash-generating units on the basis of fair value less costs to sell. As observable market prices are ordinarily not available for the Group's cash-generating units, the fair value is based on the best information available to reflect the amount the Group could obtain from a disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. This consists of recent transactions and market values for similar assets or groups of assets in the relevant industry or market and valuation techniques, such as discounted cash flow ("DCF") calculations.

The fair value for most of the Group's cash-generating units is determined based on DCF calculations. For Asset Management, fair value is determined based on market multiples of a respective group of peer companies for various business-specific metrics (e.g., revenue and price/earnings multiples). In this case, fair value based on a DCF calculation is considered in validating the results of the multiples-based approach.

Under the DCF method, the Group employs a Dividend Discount Model ("DDM"), adjusted to reflect the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DDM uses earnings projections based on financial plans agreed by management for a three-year period. For purposes of the goodwill impairment test, the agreed plans are extrapolated for two additional years in order to derive a sustainable level of estimated future earnings, which are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial five-year period are assumed to increase by a constant rate using a long-term growth rate, which is based on expectations for the development of gross domestic product (GDP) and inflation, and are captured in the terminal value.

Fair values determined on this basis are further reviewed against the available market participants' view, as evidenced by, for example, equity analysts' valuations of the Group and its segments.

KEY ASSUMPTIONS AND SENSITIVITIES

The fair value of a cash-generating unit is sensitive to the discount rate applied to the earnings projections and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Discount rates applied to cash-generating units in 2007 range from 9.6 % to 10.5 %.

SENSITIVITIES: In validating the fair values determined for the cash-generating units, the major value drivers of each cash-generating unit are being reviewed annually. In addition, key assumptions used in the DDM and market multiples models, for example the discount rate and the long-term growth rate, were sensitized to test the resilience of fair values. On this basis, management believes that reasonable changes in the key assumptions used to determine the recoverable amount of the Group's cash-generating units will not result in an impairment situation.

OTHER INTANGIBLE ASSETS

Other intangible assets are separated into those that are internally generated, which consist only of internally generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.

The changes of other intangible assets by asset class for the years ended December 31, 2007 and 2006 are as follows.

in € m.	Internally generated intangible assets	Purchased intangible assets							
		Amortized				Unamortized			
	Software	Customer-related intangible assets	Value of business acquired	Other	Total amortized purchased intangible assets	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Total other intangible assets
Cost of acquisition/manufacture:									
Balance as of January 1, 2006	391	215	–	436	651	978	8	986	2,028
Additions	9	30	–	39	69	–	–	–	78
Changes in the group of consolidated companies	–	174	–	15	189	–	–	–	189
Disposals	8	–	–	51	51	–	–	–	59
Reclassifications to held for sale	–	–	–	–	–	–	–	–	–
Exchange rate changes	(23)	(19)	–	(22)	(41)	(101)	–	(101)	(165)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2006	369	400	–	417	817	877	8	885	2,071
Additions	32	122	–	48	170	–	3	3	205
Changes in the group of consolidated companies	–	40	912	19	971	–	–	–	971
Disposals	–	–	–	28	28	–	–	–	28
Reclassifications to held for sale	–	–	–	4	4	–	–	–	4
Exchange rate changes	(27)	(28)	(49)	(20)	(97)	(91)	–	(91)	(215)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2007	374	534	863	432	1,829	786	11	797	3,000
Accumulated amortization and impairment:									
Balance as of January 1, 2006	329	82	–	321	403	–	–	–	732
Amortization for the year	28	28	–	33	61	–	–	–	89[1]
Disposals	7	–	–	48	48	–	–	–	55
Reclassifications to held for sale	–	–	–	–	–	–	–	–	–
Impairment losses	–	–	–	–	–	–	–	–	–
Reversals of impairment losses	–	–	–	–	–	–	–	–	–
Exchange rate changes	(16)	(7)	–	(14)	(21)	–	–	–	(37)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2006	334	103	–	292	395	–	–	–	729
Amortization for the year	17	57	8	31	96	–	–	–	113[2]
Disposals	–	–	–	19	19	–	–	–	19
Reclassifications to held for sale	–	–	–	3	3	–	–	–	3
Impairment losses	–	2	–	3	5	74	–	74	79[3]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–
Exchange rate changes	(23)	(13)	–	(14)	(27)	–	–	–	(50)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2007	328	149	8	290	447	74	–	74	849
Carrying amount:									
As of December 31, 2006	35	297	–	125	422	877	8	885	1,342
As of December 31, 2007	46	385	855	142	1,382	712	11	723	2,151

1 Of which € 75 million were included in general and administrative expenses and € 14 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2 Of which € 98 million were included in general and administrative expenses and € 15 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

3 Of which € 74 million were recorded as impairment of intangible assets and € 5 million were included in general and administrative expenses.

AMORTIZED INTANGIBLE ASSETS

The additions to other intangible assets are mainly due to the acquisition of Abbey Life Assurance Company Limited which resulted in the capitalization of a value of business acquired ("VOBA") amounting to €912 million. The VOBA represents the present value of the future cash flows of a portfolio of long-term insurance and investment contracts. It is amortized and its amortization period is expected to end in 2036 (for further details refer to Notes [1] and [40]).

In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to €3 million and €2 million, respectively were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in Asset and Wealth Management and the impairment of the customer-related intangible assets was recorded in Global Transaction Banking.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [40], and for mortgage servicing rights). Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives per asset class are as follows.

	Useful lives in years
Internally generated intangible assets:	
Software	1–3
Purchased intangible assets:	
Customer-related intangible assets	1–20
VOBA	1–29
Other	1–30

UNAMORTIZED INTANGIBLE ASSETS

More than 98 % of unamortized intangible assets relate to the Group's U.S. retail mutual fund business, amounting to €712 million and are allocated to the Asset Management cash-generating unit. These retail investment management agreements are contracts that give DWS Scudder the exclusive right to manage a variety of mutual funds for a specified period. As the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to be terminated in the foreseeable future. The rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible assets were valued at fair value based upon a third party valuation at the date of the acquisition of Zurich Scudder Investments, Inc. by the Group in 2002.

In the fourth quarter of 2007, impairment losses of € 74 million were recognized as impairment of intangible assets in the income statement. The impairment losses were related to retail investment management agreements and were recorded in Asset and Wealth Management. The impairment losses were due to declines in both current and projected operating results and cash flows of investment management agreements for certain closed end and variable annuity funds which had been acquired from Zurich Scudder Investments, Inc. The recoverable amounts of the assets were calculated at fair value less costs to sell. As market prices are not observable for such assets, fair value was based on the best information available to reflect the amount the Group could obtain from a disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Therefore, fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period earnings excess method).

[22] ASSETS HELD FOR SALE

As of December 31, 2007, the Group classified three disposal groups (two subsidiaries and a consolidated fund) and several non-current assets as held for sale. The Group reported these items in Other assets and Other liabilities, and valued them at the lower of their carrying amount or fair value less costs to sell, resulting in an impairment loss of € 2 million in 2007, which was recorded in income before income taxes of the Group Division Corporate Investments (CI).

The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). They are an Italian life insurance company for which a disposal contract was signed in December 2007 and for which closing is expected in the first half of 2008, and a second, related to a real estate fund in North America, which is planned to be launched in the first quarter of 2008. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. A sales transaction is now expected in 2008.

Non-current assets classified as held for sale included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, owned by the Corporate Division Corporate Banking & Securities (CB&S) through foreclosure. All these items are expected to be sold in 2008.

As of December 31, 2006, in addition to the CI subsidiary mentioned above, two equity method investments in the Group Division CI, resulting in impairment losses of € 2 million, and two equity method investments in CB&S were classified held for sale. The latter four investments were sold in 2007.

The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2007 and December 31, 2006.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial assets at fair value through profit or loss	417	–
Financial assets available for sale[1]	875	45
Equity method investments	871	169
Premises and equipment	15	–
Other assets	864	195
Total assets classified as held for sale	**2,842**	**409**
Financial liabilities at fair value through profit or loss	417	–
Long-term debt	294	–
Other liabilities	961	149
Total liabilities classified as held for sale	**1,672**	**149**

1 An amount of € (12) million and € 2 million was recognized directly in equity at December 31, 2007 and December 31, 2006, respectively.

[23] OTHER ASSETS AND OTHER LIABILITIES

The following are the components of Other assets and Other liabilities.

in € m.	Dec 31, 2007	Dec 31, 2006
Other Assets:		
Brokerage and securities related receivables		
Cash/margin receivables	34,277	25,258
Receivables from prime brokerage	44,389	26,090
Pending securities transactions past settlement date	14,307	11,109
Receivables from unsettled regular way trades	58,186	51,543
Total brokerage and securities related receivables	151,159	114,000
Accrued interest receivable	7,549	6,127
Other	24,189	18,894
Total other assets	**182,897**	**139,021**

in € m.	Dec 31, 2007	Dec 31, 2006
Other Liabilities:		
Brokerage and securities related payables		
Cash/margin payables	17,029	15,170
Payables from prime brokerage	39,944	29,136
Pending securities transactions past settlement date	12,535	8,347
Payables from unsettled regular way trades	58,901	54,936
Total brokerage and securities related payables	128,409	107,589
Accrued interest payable	6,785	6,148
Other	36,315	30,392
Total other liabilities	**171,509**	**144,129**

[24] DEPOSITS

The components of deposits are as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Noninterest-bearing demand deposits	30,187	30,353
Interest-bearing deposits		
Demand deposits	144,349	113,540
Time deposits	236,071	231,403
Savings deposits	47,339	36,620
Total interest-bearing deposits	427,759	381,563
Total deposits	**457,946**	**411,916**

[25] PROVISIONS

The following table presents the movement schedule by class of provisions.

in € m.	Operational/ Litigation	Other	Total[1]
Balance as of January 1, 2007	**919**	**593**	**1,512**
Changes in the group of consolidated companies	15	(32)	(17)
New provisions	266	362	628
Amounts used	(382)	(310)	(692)
Unused amounts reversed	(139)	(143)	(282)
Effects from exchange rate fluctuations/Unwind of discount	(62)	(11)	(73)
Balance as of December 31, 2007	**617**	**459**	**1,076**

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please refer to Note [16] to the Group's consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.

OPERATIONAL AND LITIGATION

The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately defined or failed processes or control and system failure.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, most of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

The Group's significant legal proceedings are described below.

TAX-RELATED PRODUCTS: Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 59 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 28 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is ongoing.

KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. To be awarded a judgment for damages against Deutsche Bank, Dr. Kirch had to file a new lawsuit. In May 2007, Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer for the payment of approximately € 1.6 billion at the time of the filing (the amount depends, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group's view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.1 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group's view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

OTHER

Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

[26] OTHER SHORT-TERM BORROWINGS

The following table is a summary of the Group's other short-term borrowings.

in € m.	Dec 31, 2007	Dec 31, 2006
Other short-term borrowings:		
Commercial paper	31,187	34,250
Other	22,223	14,183
Total other short-term borrowings	**53,410**	**48,433**

[27] LONG-TERM DEBT AND TRUST PREFERRED SECURITIES

LONG-TERM DEBT

The following table is a summary of the Group's long-term debt by contractual maturity.

By remaining maturities in € m.	Due in 2008	Due in 2009	Due in 2010	Due in 2011	Due in 2012	Due after 2012	Dec 31, 2007 total	Dec 31, 2006 total
Senior debt:								
Bonds and notes:								
Fixed rate	14,497	11,829	7,125	7,318	12,472	18,932	72,173	56,239
Floating rate	8,207	6,218	6,035	5,263	8,456	12,205	46,384	44,175
Subordinated debt:								
Bonds and notes:								
Fixed rate	273	721	–	426	47	2,416	3,883	4,910
Floating rate	279	1,362	1,439	499	498	186	4,263	6,039
Total long term debt	**23,256**	**20,130**	**14,599**	**13,506**	**21,473**	**33,739**	**126,703**	**111,363**

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2007 and 2006.

TRUST PREFERRED SECURITIES

The following table summarizes the Group's fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group's option.

in € m.	Dec 31, 2007	Dec 31, 2006
Fixed rate	3,911	4,147
Floating rate	2,434	624
Total trust preferred securities	**6,345**	**4,771**

Additional Notes

[28] OBLIGATION TO PURCHASE COMMON SHARES

The Group enters into derivative instruments indexed to Deutsche Bank common shares in order to acquire shares to satisfy employee share-based compensation awards and for trading purposes. Forward purchases and written put options in which Deutsche Bank common shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. As of December 31, 2007 and December 31, 2006, the obligation of the Group to purchase its own common shares amounted to € 3.6 billion and € 4.3 billion, respectively, as summarized in the following table.

	Dec 31, 2007				Dec 31, 2006			
	Amount of obligation in € m.	Number of shares in million	Weighted Average Forward/ Exercise Price in €	Maturity	Amount of obligation in € m.	Number of shares in million	Weighted Average Forward/ Exercise Price in €	Maturity
Forward purchase contracts	864	13.5	63.64	> 3 months – 1 year	866	21.8	39.70	> 3 months – 1 year
	2,678	31.8	84.27	> 1 year – 5 years	2,591	36.8	70.53	> 1 year – 5 years
Written put options	–	–	–	Up to 3 months	39	0.4	84.46	Up to 3 months
	7	0.1	49.73	> 3 months – 1 year	642	8.9	74.37	> 3 months – 1 year
	4	0.1	80.00	> 1 year – 5 years	189	2.7	74.35	> 1 year – 5 years
Total	3,553	45.5			4,327	70.6		

[29] COMMON SHARES

COMMON SHARES

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2006	**554,535,270**	**(48,977,594)**	**505,557,676**
Shares issued under share-based compensation plans	10,232,739	–	10,232,739
Shares retired	(40,000,000)	40,000,000	–
Shares purchased for treasury	–	(429,180,424)	(429,180,424)
Shares sold or distributed from treasury	–	412,040,283	412,040,283
Common shares, December 31, 2006	**524,768,009**	**(26,117,735)**	**498,650,274**
Shares issued under share-based compensation plans	5,632,091	–	5,632,091
Shares retired	–	–	–
Shares purchased for treasury	–	(414,516,438)	(414,516,438)
Shares sold or distributed from treasury	–	411,299,354	411,299,354
Common shares, December 31, 2007	**530,400,100**	**(29,334,819)**	**501,065,281**

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among others share-based compensation programs and allow the Group to balance capital supply and demand. The fourth buy-back program was completed in June 2006, and 40 million shares were retired in January 2006. The fifth buy-back program commenced in June 2006 and was completed in May 2007, when the sixth buy-back program was started. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

AUTHORIZED AND CONDITIONAL CAPITAL

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2007, Deutsche Bank had authorized but unissued capital of € 454,000,000 which may be issued at various dates through April 30, 2011 as follows.

Authorized capital	Expiration date
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011

1 Capital increase may be effected for non-cash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 24, 2007 authorized the Management Board to increase the share capital by up to a total of € 85,000,000 against cash payments. This additional authorized capital became effective upon its entry in the Commercial Register on February 14, 2008. The expiration date is April 30, 2012.

Deutsche Bank also had conditional capital of € 156,269,947. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose, share capital was increased conditionally by up to € 150,000,000.

Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 1,636,727 option rights were granted and not exercised as of December 31, 2007. Therefore, capital can still be increased by € 4,190,021 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 812,471 option rights were granted and not exercised as of December 31, 2007 under the DB Global Share Plan (pre-2004). Therefore, capital still can be increased by € 2,079,926 under this plan. These plans are described in Note [31].

DIVIDENDS

The following table shows the amount of dividends proposed or declared for the years ended December 31, 2007 and December 31, 2006, respectively.

	2007 (proposed)	2006
Cash dividends declared (in € m.)[1]	2,387	2,005
Cash dividends declared per common share (in €)	4.50	4.00

1 Cash dividend for 2007 is based on the number of shares issued as of December 31, 2007.

No dividends have been declared since the balance sheet date.

[30] CHANGES IN EQUITY

in € m.	2007	2006
Common shares		
Balance, beginning of year	1,343	1,420
Common shares issued under share-based compensation plans	15	25
Retirement of common shares	-	(102)
Balance, end of year	1,358	1,343
Additional paid-in capital		
Balance, beginning of year	15,246	14,464
Net change in share awards in the reporting period	122	(258)
Common shares issued under share-based compensation plans	377	663
Tax benefits related to share-based compensation plans	(44)	285
Option premiums on options on Deutsche Bank common shares	76	(81)
Net gains (losses) on treasury shares sold	28	171
Other	3	2
Balance, end of year	15,808	15,246
Retained earnings		
Balance, beginning of year	20,451	17,856
Net income attributable to Deutsche Bank shareholders	6,474	6,070
Cash dividends declared and paid	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	277	180
Net gains on treasury shares sold	-	191
Retirement of common shares	-	(2,667)
Other effects from options on Deutsche Bank common shares	3	60
Other	(84)	-
Balance, end of year	25,116	20,451
Common shares in treasury, at cost		
Balance, beginning of year	(2,378)	(3,368)
Purchases of shares	(41,128)	(38,830)
Sale of shares	39,677	35,998
Retirement of shares	-	2,769
Treasury shares distributed under share-based compensation plans	1,010	1,053
Balance, end of year	(2,819)	(2,378)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(4,307)	(4,449)
Additions	(1,292)	(2,140)
Deductions	2,047	2,282
Balance, end of year	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax		
Balance, beginning of year	2,403	2,751
Change in unrealized net gains on financial assets available for sale, net of applicable tax and other[1]	427	466
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[2]	(7)	(54)
Foreign currency translation, net of tax[3]	(1,690)	(760)
Balance, end of year	1,133	2,403
Total shareholders' equity, end of year	**37,044**	**32,758**
Minority interest		
Balance, beginning of year	717	624
Minority interests in net profit or loss	36	9
Increases	1,048	744
Decreases and dividends	(346)	(624)
Foreign currency translation, net of tax	(33)	(36)
Balance, end of year	1,422	717
Total equity, end of year	**38,466**	**33,475**

1 Thereof € (9) million and € (84) million related to the Group's share in changes of equity of associates or jointly controlled entities for the years ended December 31, 2007 and 2006, respectively.

2 Thereof € (7) million related to the Group's share in changes of equity of associates or jointly controlled entities for the year ended December 31, 2006.

3 Thereof € (12) million and € 1 million related to the Group's share in changes of equity of associates or jointly controlled entities for the years ended December 31, 2007 and 2006, respectively.

[31] SHARE-BASED COMPENSATION PLANS

SHARE-BASED COMPENSATION PLANS USED FOR GRANTING NEW AWARDS IN 2007

The Group currently grants share-based compensation under three main plans. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the three main plans are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility
Global Partnership Plan Equity Units	Annual Award	80 % : 24 months[1] 20 % : 42 months	No	Group Board
DB Equity Plan	Annual Award	50 % : 24 months 25 % : 36 months 25 % : 48 months	Yes	Select employees as annual retention
	Off Cycle Award	Individual specification[2]	No	Select employees to attract or retain key staff
Global Share Plan		100 % : 12 months	No	All employee plan granting up to 10 shares per employee[3]

1 With delivery after further 18 months
2 Weighted average relevant service period: 21 months
3 Participant must have been active and working for the Group for at least one year at date of grant

An award, or portions of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the DB Equity Plan – Annual Award, however, allow continued vesting after voluntary termination of employment, when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and the Global Share Plan was used for making awards in 2007.

The Group intends to discontinue the Global Share Plan in 2008, however, the Management Board has announced its intention to support country specific initiatives to replace the Global Share Plan.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

SHARE-BASED COMPENSATION PLANS USED FOR GRANTING AWARDS PRIOR TO 2007

SHARE PLANS AND STOCK APPRECIATION RIGHT PLANS

Prior to 2007, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80 % : 48 months[1] 20 % : 54 months	Yes	Select employees as annual retention	2006
DB Share Scheme	Annual Award	1/3 : 6 months 1/3 : 18 months 1/3 : 30 months	No	Select employees as annual retention	2006
	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006
DB Key Employee Equity Plan (KEEP)		Individual specification	No	Select executives	2005
Stock Appreciation Rights (SAR) Plan		Exercisable after 36 months Expiry after 72 months	No	Select employees	2002

1 With delivery after further 6 months

The REU Plan, DB Share Scheme and DB KEEP represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.

An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in certain cases, such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

The SAR plan provided eligible employees of the Group with the right to receive cash equal to the appreciation of the Group's common shares over an established strike price. The last rights granted under the SAR plan expired in 2007.

PERFORMANCE OPTIONS

Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004. As of December 31, 2007 all options were exercisable.

The following table summarizes the main features related to performance options granted under the Global Partnership Plan and the pre-2004 Global Share Plan.

Plan	Grant Year	Exercise Price	Additional Partnership Appreciation Rights	Exercisable until	Eligibility
Global Share Plan (pre-2004) Performance Options	2001	€ 87.66	No	Nov 2007	All Employees[1]
	2002	€ 55.39	No	Nov 2008	All Employees[1]
	2003	€ 75.24	No	Dec 2009	All Employees[1]
Global Partnership Plan Performance Options	2002	€ 89.96	Yes	Feb 2008	Select Executives
	2003	€ 47.53	Yes	Feb 2009	Select Executives
	2004	€ 76.61	Yes	Feb 2010	Group Board

1 Participant must have been active and working for the Group for at least one year at date of grant

Under both plans, the option represents the right to purchase one of the Group's common shares at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.

Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. All these performance options are fully vested. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the Global Partnership Plan performance options.

Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2001 to 2003. The plan allowed the purchase of up to 60 shares in 2001 and up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted one performance option in 2001 and five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.

COMPENSATION EXPENSE

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, remeasurement is based on the current market price of the Group's common shares.

A further description of the underlying accounting principles can be found in Note [1].

The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2007	2006
DB Global Partnership Plan	7	9
DB Global Share Plan	49	43
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,088	751
Stock Appreciation Rights Plans[1]	1	19
Total	1,145	822

1 For the years ended December 31, 2007 and 2006, net gains of € 1 million and € 73 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

Of the compensation expense recognized in 2007 approximately € 10 million was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.

Share-based payment transactions which will result in a cash payment give rise to a liability, which, as of December 31, 2007, amounted to € 8 million. This liability is attributable to unvested share awards.

As of December 31, 2007, unrecognized compensation cost related to non-vested share-based compensation was approximately € 1.0 billion.

AWARD-RELATED ACTIVITIES

SHARE PLANS

The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

in thousands of units (except per share data)	Global Partnership Plan Equity Units	DB Share Scheme/ DB KEEP/REU/ DB Equity Plan	Global Share Plan (since 2004)	Total	Weighted-average grant date fair value per unit
Balance at December 31, 2005	290	64,952	534	65,776	€ 51.98
Granted	93	13,801	555	14,449	€ 76.17
Issued	(24)	(14,792)	(524)	(15,340)	€ 68.19
Forfeited	–	(2,357)	(10)	(2,367)	€ 54.43
Balance at December 31, 2006	359	61,604	555	62,518	€ 53.50
Granted	92	14,490	600	15,182	€ 95.25
Issued	(127)	(23,956)	(518)	(24,601)	€ 41.17
Forfeited	–	(2,829)	(38)	(2,867)	€ 72.85
Balance at December 31, 2007	324	49,309	599	50,232	€ 71.05

In addition to the amounts shown in the table above, in February 2008 the Group granted awards of approximately 150,000 units with an average fair value of € 59.60 per unit under the DB Global Partnership Plan, and approximately 14.3 million units with an average fair value of € 64.56 per unit under the DB Equity Plan. Approximately 0.3 million of the grants under the DB Equity Plan were granted under the cash plan variant of this plan.

PERFORMANCE OPTIONS

The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

in thousands of units (except per share data and exercise prices)	Global Partnership Plan Performance Options	Weighted-average exercise price[1]	DB Global Share Plan (pre 2004) Performance Options	Weighted-average exercise price
Balance at December 31, 2005	**16,105**	**€ 77,82**	**2,510**	**€ 69.77**
Exercised	(9,105)	€ 79,21	(1,128)	€ 70.33
Forfeited	(24)	€ 89,96	(55)	€ 74.13
Balance at December 31, 2006	**6,976**	**€ 75,96**	**1,327**	**€ 69.11**
Exercised	(5,339)	€ 82.91	(293)	€ 69.47
Forfeited	–	–	(154)	€ 65.37
Expired	–	–	(68)	€ 87.66
Balance at December 31, 2007	**1,637**	**€ 53.32**	**812**	**€ 68.14**

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The following two tables present details related to performance options outstanding as of December 31, 2007 and December 31, 2006, by range of exercise price.

Range of exercise price	Performance options outstanding December 31, 2007		
	Performance options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	1,704	€ 48.87	13 months
€ 60.00 – 79.99	522	€ 75.24	24 months
€ 80.00 – 99.99	223	€ 89.96	1 month

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise price	Performance options outstanding December 31, 2006		
	Performance options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	2,757	€ 48.89	25 months
€ 60.00 – 79.99	804	€ 75.34	36 months
€ 80.00 – 99.99	4,742	€ 89.91	13 months

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The weighted average share price at the date of exercise was € 99.70 and € 91.72 in the years ended December 31, 2007 and December 31, 2006, respectively.

On February 1, 2008, approximately 223,000 Global Partnership Plan Performance Options granted in 2002, expired.

STOCK APPRECIATION RIGHTS PLAN

The following table summarizes the activities for the Stock Appreciation Rights Plan.

in thousands of units (except for strike prices)	Stock Appreciation Rights Plan	
	Units	Weighted-average strike price
Balance at December 31, 2005	7,107	€ 69.79
Exercised	(6,706)	€ 69.46
Forfeited	–	–
Expired	–	–
Balance at December 31, 2006	401	€ 74.83
Exercised	(330)	€ 75.82
Forfeited	–	–
Expired	(71)	€ 70.31
Balance at December 31, 2007	–	–

[32] EMPLOYEE BENEFITS

The Group provides a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans. The Group's defined benefit plans are classified as post-employment medical plans and retirement benefit plans such as pensions.

The majority of the beneficiaries of retirement benefit plans are located in Germany, the United Kingdom and the United States. The value of a participant's accrued benefit is based primarily on each employee's remuneration and length of service.

The Group's funding policy is to maintain full coverage of the defined benefit obligation ("DBO") by plan assets within a range of 90 % to 110 % of the obligation, subject to meeting any local statutory requirements. Any obligation for the Group's unfunded plans is accrued for as book provision.

Moreover, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

December 31 is the measurement date for all plans. All plans are valued using the projected unit-credit method.

The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group's defined benefit plans over the two-year period ended December 31, 2007, as well as a statement of the funded status as of December 31 in each year. As required by IFRS 1, the relevant amounts are presented for each accounting period prospectively from the date of transition to IFRS.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2007	2006	2007	2006
Change in defined benefit obligation:				
Opening balance	9,129	9,232	147	191
Current service cost	265	284	3	5
Interest cost	436	395	8	10
Contributions by plan participants	6	1	-	-
Actuarial loss (gain)	(902)	(489)	(21)	(35)
Foreign currency exchange rates changes	(354)	(51)	(15)	(18)
Benefits paid	(378)	(386)	(6)	(9)
Past service cost (credit)	11	32	-	-
Acquisitions[1]	313	41	-	-
Divestitures	(3)	(5)	-	-
Settlements/curtailments	(19)	(35)	-	-
Other[2]	14	110	-	3
Closing balance	**8,518**	**9,129**	**116**	**147**
Change in fair value of plan assets:				
Opening balance	9,447	9,323	-	-
Expected return on plan assets	435	413	-	-
Actuarial gain (loss)	(266)	(371)	-	-
Foreign currency exchange rates changes	(351)	(44)	-	-
Contributions by the employer	171	354	-	-
Contributions by plan participants	6	1	-	-
Benefits paid[3]	(355)	(338)	-	-
Acquisitions[4]	246	35	-	-
Divestitures	-	-	-	-
Settlements	(13)	(23)	-	-
Other[2]	11	97	-	-
Closing balance	**9,331**	**9,447**	**-**	**-**
Funded status at end of year	**813**	**318**	**(116)**	**(147)**

1 Abbey Life, Berliner Bank (2007), Tilney (2006)
2 Includes opening balance of first time application of smaller plans.
3 For funded plans only.
4 Abbey Life (2007), Tilney (2006)

The Group's primary investment objective is to broadly immunize the Bank to large swings in the funded status of the retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification. The aim is to maximize returns within a defined risk tolerance level specified by the Group.

The actual return on plan assets for the years ended December 31, 2007 and December 31, 2006 was € 169 million and € 42 million, respectively. In both years, market movements caused the actual returns on plan assets to be lower than expected under the long term actuarial assumptions, but this actuarial loss on plan assets was more than compensated for by an actuarial gain on liabilities due to the same market movements.

The Group expects to contribute approximately €200 million to its retirement benefit plans in 2008. The final amounts to be contributed in 2008 will be determined in the fourth quarter of 2008.

The table below reflects the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. The amounts include benefits attributable to estimated future employee service.

in € m.	Retirement benefit plans	Post-employment medical plans[1]
2008	352	8
2009	373	8
2010	387	9
2011	411	9
2012	435	9
2013 – 2017	2,400	45

1 Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 1 million each year from 2008 until 2010, € 2 million each year from 2011 until 2012 and € 10 million in the aggregate from 2013 through 2017.

The following table provides an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Benefit obligation	8,518	9,129	116	147
- unfunded	121	141	116	147
- funded	8,397	8,988	–	–

On transition to IFRS on January 1, 2006, the Group recognized all cumulative actuarial gains and losses in shareholders' equity in accordance with the transitional provisions of IFRS 1. Subsequently, actuarial gains and losses are recognized by applying the 10 % corridor approach.

The following table provides a reconciliation of the funded status to the net amount recognized in the balance sheet as of December 31, 2007 and December 31, 2006, respectively.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Funded status	813	318	(116)	(147)
Net actuarial loss (gain) not recognized	(752)	(115)	(50)	(35)
Past service cost (credit) not recognized	–	–	–	–
Amount not recognized as an asset because of the limit in IAS 19.58(b)	(4)	(2)	–	–
Net asset (liability) recognized	57	201	(166)	(182)

As of December 31, 2007, the retirement benefit plans are overfunded by €813 million. Under the corridor approach the recognition of the cumulative net actuarial gain of €752 million is deferred. Mainly due to this reason, the net pension asset reported in the Group's balance sheet is lower than the funded status. In 2008, €10 million of the cumulative actuarial gain of €752 million will be amortized.

As of December 31, 2007, the cumulative net actuarial gain of the post-employment medical plans is € 50 million, of which € 5 million will be amortized in 2008.

Expense for defined benefit plans recognized in the consolidated statement of income for the years ended December 31, 2007 and December 31, 2006 included the following items. All items are part of compensation and benefits expenses.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2007	2006	2007	2006
Current service cost	265	284	3	5
Interest cost	436	395	8	10
Expected return on plan assets	(435)	(413)	–	–
Amortization of actuarial loss (gain)	(1)	–	(3)	–
Past service cost (credit) recognized immediately	11	32	–	–
Amortization of past service cost (credit)	–	–	–	–
Settlements/curtailments	(11)	(7)	–	–
Effect of the limit in IAS 19.58(b)	2	–	–	–
Total expense defined benefit plans	267	291	8	15

Expected expense for 2008 is approximately € 210 million for the retirement benefit plans and approximately € 4 million for the post-employment medical plans. This is mainly due to higher discount rates at measurement date compared to the previous year and amortization of actuarial gains.

Expenses for defined contribution plans for the years ended December 31, 2007 and December 31, 2006 totaled € 203 million and € 165 million, respectively. In addition, employer contributions to the mandatory German social security pension plan amounted to € 156 million and € 144 million for the years ended December 31, 2007 and 2006, respectively.

The weighted-average asset allocation of the Group's funded retirement benefit plans as of December 31, 2007 and December 31, 2006, as well as the target allocation by asset category are as follows.

	Target allocation	Percentage of plan assets	
		Dec 31, 2007	Dec 31, 2006
Asset categories:			
Equity instruments	5 %	8 %	10 %
Debt instruments (including Cash)	90 %	89 %	87 %
Alternative Investments (including Property)	5 %	3 %	3 %
Total asset categories	100 %	100 %	100 %

The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan's specific asset allocation and the assumed return on assets for each asset category. The plan's target asset allocation at the measurement date is used, rather than the actual allocation.

The general principle is to use a risk-free rate as benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the yield-to-maturity on ten-year fixed interest government bonds.

Expected returns are adjusted for factors such as taxation, but no allowance is made for expected outperformance due to active management. Finally, the relevant risk premia and overall expected rates of return are confirmed for reasonableness through comparison with other reputable published forecasts and any other relevant market practice.

Plan assets as of December 31, 2007 include derivatives with a negative market value of € 160 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 30 million of securities issued by the Group included in the plan assets.

It is not expected that any plan assets will be returned to the Group during the year ended December 31, 2008.

The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

	Retirement benefit plans		Post-employment medical plans	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Assumptions used to determine defined benefit obligations, end of year				
Discount rate	5.5 %	4.8 %	6.1 %	5.8 %
Rate of price inflation	2.1 %	2.0 %	N/A	N/A
Rate of nominal increase in future compensation levels	3.3 %	3.2 %	N/A	N/A
Rate of nominal increase for pensions in payment	1.8 %	1.7 %	N/A	N/A
Assumptions used to determine expense, year ended				
Discount rate	4.8 %	4.3 %	5.8 %	5.4 %
Rate of price inflation	2.0 %	2.1 %	N/A	N/A
Rate of nominal increase in future compensation levels	3.2 %	3.3 %	N/A	N/A
Rate of nominal increase for pensions in payment	1.7 %	1.8 %	N/A	N/A
Expected rate of return on plan assets[1]	4.6 %	4.4 %	N/A	N/A

N/A – Not applicable

1 The expected rate of return on assets for determining income in 2008 is 5.0 %.

Mortality assumptions are significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate. The average life expectancy at age 65 used at December 31, 2007 and 2006, weighted on DBO for the Group's retirement benefit plans was as follows.

	Life expectancy at age 65 for a male member currently		Life expectancy at age 65 for a female member currently	
in years	Aged 65	Aged 45	Aged 65	Aged 45
December 31, 2007	19.1	21.0	22.5	24.3
December 31, 2006	18.4	20.5	22.0	24.0

The following table shows the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2007 and the aggregate of service costs and interest costs of the retirement benefit plans for the year ended December 31, 2007. Each assumption is shifted in isolation.

Increase in € million	Defined benefit obligation as of Dec 31, 2007	Aggregate of service costs and interest costs for 2007
Discount rate (fifty basis point decrease)	650	10
Rate of price inflation (fifty basis point increase)	455	40
Rate of real increase in future compensation levels (fifty basis point increase)	80	10
Longevity (improvement by ten percent)[1]	145	10

1 Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

Decreasing the expected return on plan assets assumption by fifty basis points would increase the expense for retirement benefit plans by € 47 million for the year ended December 31, 2007.

In determining expense for post-employment medical plans, an annual weighted-average rate of increase of 8.8 % in the per capita cost of covered health care benefits was assumed for 2008. The rate is assumed to decrease gradually to 4.9 % by the end of 2012 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the post-employment medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's post-employment medical plans.

	One-percentage point increase		One-percentage point decrease	
Increase (Decrease) in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Effect on defined benefit obligation, end of year	13	17	(11)	(15)
Effect on the aggregate of current service cost and interest cost, year ended	1	2	(1)	(1)

[33] INCOME TAXES

The components of tax expense (income) are as follows.

in € m.	2007	2006
Income tax expense	2,239	2,260
Current tax expense[1]	3,157	2,095
Tax expense for current year	3,504	2,782
Adjustments for prior years	(347)	(687)
Deferred tax expense[1]	(918)	165
Origination and reversal of temporary difference, unused tax losses and tax credits	(651)	288
Effects of changes in tax rates	(181)	(7)
Adjustments for prior years	(86)	(116)

1 Including income taxes which relate to non-current assets or assets and liabilities of disposal groups classified as held for sale. For further information please refer to Note [22] Assets held for sale.

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 1 million.

The current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 3 million and € 19 million in 2007 and 2006, respectively.

The deferred tax expense includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which increased the deferred tax expense by € 71 million and € 93 million in 2007 and 2006, respectively.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2007	2006
Expected tax expense at domestic income tax rate of 39.2 % (39.2 % for 2006)	**3,429**	**3,269**
Foreign rate differential	(620)	(250)
Tax-exempt gains on securities and other income	(657)	(357)
Loss (income) on equity method investments	(22)	(51)
Non-deductible expenses	393	372
Goodwill impairment	21	10
Changes in recognition and measurement of deferred tax assets	68	74
Effect of changes in tax law or tax rate	(181)	(362)
Effect of policyholder tax	(1)	–
Other	(191)	(445)
Actual income tax expense	**2,239**	**2,260**

The Group is under continuous examinations by tax authorities in various jurisdictions. "Other" in the preceding table mainly includes the nonrecurring effect of these settlements.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 % and 39.2 % for the years ended December 31, 2007 and December 31, 2006, respectively.

In August 2007, the German legislature enacted a tax law change on company taxation ("Unternehmensteuerreformgesetz 2008"), which will lower the statutory corporate income tax rate from 25 % to 15 %, and change the trade tax calculation from 2008 onwards. This tax law change reduced the deferred tax expense for 2007 by € 232 million. Further tax rate changes, mainly in the United Kingdom, Spain, Italy and the United States of America, increased the deferred tax expense for 2007 by € 51 million.

The inventory of each type of temporary differences, each type of unused tax losses and unused tax credits that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Deferred tax assets	10,898	12,194
Unused tax losses	1,219	451
Unused tax credits	132	160
Deductible temporary differences:		
Trading activities	5,313	5,858
Property and equipment	319	303
Other assets	821	1,890
Securities valuation	276	697
Allowance for loan losses	162	193
Other provisions	1,510	1,576
Other liabilities	1,146	1,066
Deferred tax liabilities	8,250	10,147
Taxable temporary differences:		
Trading activities	5,163	5,641
Property and equipment	57	190
Other assets	1,370	1,431
Securities valuation	681	1,119
Allowance for loan losses	89	104
Other provisions	734	1,190
Other liabilities	156	472
Net deferred tax assets	2,648	2,047

After netting, deferred tax assets and liabilities were included on the balance sheet as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Disclosed as deferred tax assets	4,772	4,332
Disclosed as deferred tax liabilities	2,124	2,285
Net deferred tax assets	2,648	2,047

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in this year. This is due to (i) deferred taxes that are booked directly to equity, (ii) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (iii) the acquisition and disposal of entities as part of ordinary activities and (iv) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Income taxes charged or credited to equity are as follows.

in € m.	2007	2006
Income taxes (charged) credited to recognized income and expenses in total equity	**215**	**(25)**
Financial assets available for sale	197	16
Derivatives hedging variability of cash flows	(1)	22
Other equity movement	19	(63)
Other income taxes (charged) credited to total equity	**(35)**	**195**

As of December 31, 2007 and 2006, no deferred tax assets were recognized for the following items.[1]

in € m.	Dec 31, 2007	Dec 31, 2006
Deductible temporary differences	**(34)**	**(24)**
Unused tax losses	**(1,510)**	**(1,479)**
Not expiring	(1,120)	(1,046)
Expiring in subsequent period	-	(2)
Expiring after subsequent period	(390)	(431)
Unused tax credits	**(100)**	**(84)**
Not expiring	-	-
Expiring in subsequent period	-	-
Expiring after subsequent period	(100)	(84)

1 Amounts in the table refer to unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.

As of December 31, 2007 and December 31, 2006, the Group recognized deferred tax assets that exceed deferred tax liabilities by € 2,582 million and € 345 million, respectively, in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

The Group did not recognize deferred tax liabilities, arising from temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in jointly controlled entities, of € 255 million and € 228 million at December 31, 2007 and December 31, 2006, respectively.

Since 2007, the payment of dividends to the Group's shareholders no longer has income tax consequences. In 2006, the effect for domestic tax rate differential on the dividend distribution was a tax benefit of € 30 million.

[34] ACQUISITIONS AND DISPOSITIONS

BUSINESS COMBINATIONS FINALIZED IN 2007

In 2007, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of Berliner Bank AG & Co. KG, MortgageIT Holdings, Inc. and Abbey Life Assurance Company Limited were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

BERLINER BANK AG & CO. KG

Effective January 1, 2007, the Group completed the acquisition of Berliner Bank AG & Co. KG ("Berliner Bank"). The cost of the acquisition consisted of a cash consideration of € 645 million and € 1 million of cost directly attributable to the acquisition. As of year-end 2007, € 508 million of the purchase price was allocated to goodwill, € 45 million was allocated to other intangible assets, and € 93 million reflected net tangible assets. The acquisition expands the Group's market share in the retail banking sector of the German capital. Berliner Bank is included in PBC. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	190	–	190
Interest-earning demand deposits with banks	808	–	808
Interest-earning time deposits with banks	1,945	–	1,945
Loans	2,443	(28)	2,415
Goodwill	–	508	508
Other intangible assets	–	45	45
All remaining assets	18	2	20
Total assets	**5,404**	**527**	**5,931**
Liabilities			
Deposits	5,107	–	5,107
All remaining liabilities	133	45	178
Total liabilities	**5,240**	**45**	**5,285**
Net assets	**164**	**482**	**646**
Total liabilities and equity	**5,404**	**527**	**5,931**

Since the acquisition date, Berliner Bank contributed net revenues and net profits after tax of € 251 million and € 35 million, respectively.

MORTGAGE IT HOLDINGS, INC.

On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. ("MortgageIT") for a total cash consideration of € 326 million. As of year-end 2007, net tangible assets of € 177 million and goodwill of € 149 million were recorded for this business combination. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	29	–	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153
Total assets	6,052	128	6,180
Liabilities			
Financial liabilities at fair value through profit or loss	3,390	–	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105
Total liabilities	5,834	20	5,854
Net assets	218	108	326
Total liabilities and equity	6,052	128	6,180

Since the acquisition date, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.

ABBEY LIFE ASSURANCE COMPANY LIMITED

On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited ("Abbey Life") for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired ("VOBA")). Abbey Life is a UK life assurance company which closed to new business in 2000. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Interest-earning time deposits with banks	232	–	232
Financial assets at fair value through profit or loss	14,145	–	14,145
Financial assets available for sale	2,261	–	2,261
Other intangible assets	–	912	912
All remaining assets	1,317	(1)	1,316
Total assets	17,955	911	18,866
Liabilities			
Financial liabilities at fair value through profit or loss	10,387	–	10,387
Provisions – Insurance policies and reserves	6,339	–	6,339
All remaining liabilities	246	318	564
Total liabilities	16,972	318	17,290
Net assets[1]	983	593	1,576
Total liabilities and equity	17,955	911	18,866

1 Includes minority interest of € 152 million.

Since the acquisition date, Abbey Life contributed net revenues of € 53 million and net profits after tax of € 26 million to the Group.

OTHER BUSINESS COMBINATIONS FINALIZED IN 2007

Other business combinations, not being individually material, which were finalized in 2007, are presented in the aggregate. These transactions involved the acquisition of majority interests ranging between 51 % and 100 % for a total consideration of € 107 million, including € 1 million of costs directly related to these acquisitions. Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Total assets	104	132	236
Total liabilities	87	13	100
Net assets	17	119	136
Total liabilities and equity	104	132	236

The effect of these acquisitions on net revenues and net profit or loss of the Group was € 2 million and € 1 million respectively.

POTENTIAL PROFIT OR LOSS IMPACT OF BUSINESS COMBINATIONS FINALIZED IN 2007

If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group's net revenues and net profit or loss after tax would have been € 426 million and € (74) million, respectively.

BUSINESS COMBINATIONS FINALIZED IN 2006

In 2006, the Group completed several acquisitions that were accounted for as business combinations. The acquisition of United Financial Group, norisbank and Tilney Group Limited were individually significant and are therefore presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

UNITED FINANCIAL GROUP

On February 27, 2006, the Group completed the acquisition of the remaining 60 % stake of United Financial Group ("UFG"), following the purchase of a 40 % stake in UFG earlier in 2004. The transaction strengthens the Group's position as one of the leading investment banks in Russia. The cost of the acquisition for the 60 % stake consisted of a cash payment of € 189 million and € 2 million of cost directly attributable to the acquisition. An additional € 82 million of the consideration was paid in escrow and deferred until a contingency will be resolved in 2008. The purchase price was allocated as goodwill of € 122 million, other intangible assets of € 13 million and net tangible assets of € 138 million. UFG is included in CB&S.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	368	33	401
Financial assets at fair value through profit or loss	745	–	745
Goodwill	–	166	166
Other intangible assets	–	13	13
All remaining assets	1,227	(1)	1,226
Total assets	**2,340**	**211**	**2,551**
Liabilities			
Financial liabilities at fair value through profit or loss	728	–	728
All remaining liabilities	1,360	–	1,360
Total liabilities	**2,088**	**–**	**2,088**
Net assets	252	211	463
Total liabilities and equity	**2,340**	**211**	**2,551**

Post-acquisition net revenues and net profits after tax related to UFG in 2006 amounted to € 171 million and € 95 million, respectively.

NORISBANK

On November 2, 2006, the Group completed the acquisition of norisbank's (part of DZ Bank Group) branch network business as well as the "norisbank" brand name. The acquisition, which is reinforcing the Group's strong position in the German consumer finance market, took place by acquiring the assets and liabilities in form of an immediate merger of the acquired entity with the acquirer, which consequently was renamed to norisbank. The cost of the acquisition consisted of a cash consideration of € 414 million and € 1 million of cost directly attributable to the acquisition. The purchase price, which depends on a price-adjustment mechanism and will be finally determined in the course of 2008, was allocated as goodwill of € 230 million, other intangible assets of € 80 million and net tangible assets of € 105 million. norisbank is included in PBC.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value of the acquiror	Acquired assets and liabilities at fair value	Fair value
Assets			
Cash and due from banks	28	–	28
Interest-earning demand deposits with banks	402	(89)	313
Loans	–	1,641	1,641
Goodwill	–	230	230
Other intangible assets	4	80	84
All remaining assets	3	4	7
Total assets	437	1,866	2,303
Liabilities			
Deposits	–	1,417	1,417
All remaining liabilities	–	449	449
Total liabilities	–	1,866	1,866
Net assets	437	–	437
Total liabilities and equity	437	1,866	2,303

Following the acquisition and up until December 31, 2007, the total consideration, including directly attributable costs, changed to € 417 million due to price adjustments and further acquisition cost. The revised purchase price allocation resulted in goodwill of € 222 million, other intangible assets of € 82 million and net tangible assets of € 113 million. Post-acquisition net revenues and net losses after tax related to norisbank in 2006 amounted to € 30 million and € 5 million, respectively.

TILNEY GROUP LIMITED

The Group closed the acquisition of 100 % of the UK wealth manager Tilney Group Limited ("Tilney") on December 14, 2006, as part of a strategic move to strengthen its presence in the UK private wealth management market. The cost of the acquisition consisted of cash paid of € 317 million, € 11 million in loan notes issued, and € 5 million of cost directly attributable to the acquisition. An additional € 46 million of the consideration was deferred, subject to the acquired entities performance exceeding certain targets over the subsequent three years. The purchase price was allocated as goodwill of € 419 million, other intangible assets of € 97 million and net liabilities of € 137 million. Tilney is included in PWM.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	47	–	47
Goodwill	163	256	419
Other intangible assets	–	97	97
All remaining assets	36	2	38
Total assets	**246**	**355**	**601**
Liabilities			
Long-term debt	143	8	151
All remaining liabilities	46	25	71
Total liabilities	**189**	**33**	**222**
Net assets	57	322	379
Total liabilities and equity	**246**	**355**	**601**

Following the acquisition and up until December 31, 2007, an adjustment to the consideration led to a repayment of less than € 1 million, resulting in a corresponding adjustment to goodwill. Post-acquisition net revenues and net losses after tax related to Tilney in 2006 amounted to € 3 million and less than € 1 million, respectively.

OTHER BUSINESS COMBINATIONS FINALIZED IN 2006

Other business combinations, not being individually material, which were finalized in 2006, are shown in the aggregate. These transactions involved the acquisition of majority interests ranging between 60 % and 100 % for a total consideration of € 168 million, including € 1 million of costs directly attributable to these acquisitions. Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Total assets	475	13	488
Total liabilities	288	8	296
Net assets	187	5	192
Total liabilities and equity	475	13	488

The effect on net revenues and net profit or loss of the Group amounted to € 58 million and € 47 million, respectively.

POTENTIAL PROFIT OR LOSS IMPACT OF BUSINESS COMBINATIONS FINALIZED IN 2006

If the business combinations which were finalized in 2006 had all been effective as of January 1, 2006, the effect on the Group's net revenues and net profit or loss for 2006 would have been € 396 million and € 85 million, respectively.

BUSINESS COMBINATIONS COMPLETED IN 2008

On January 31, 2008, the Group announced that it acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States. The preliminary cost estimate of the business combination consisted of a cash payment of € 20 million and another € 20 million subject to the acquiree exceeding certain performance targets over the next three years. HedgeWorks will be included in GTB.

On December 20, 2007, the Group's AWM Corporate Division announced the signing of an agreement to acquire a 60 % majority stake in the Taiwanese investment management firm, Far Eastern Alliance Asset Management Co., Ltd. The acquisition is expected to close in March 2008.

DISPOSITIONS

During 2007 and 2006, the Group finalized several dispositions of subsidiaries/businesses. For a list and further detail about these dispositions, please refer to Note [2]. The total cash consideration received for these dispositions in 2007 and 2006 was € 375 million and € 544 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2007	2006
Cash and cash equivalents	52	107
All remaining assets	885	2,810
Total assets disposed	**937**	**2,917**
Total liabilities disposed	**463**	**1,958**

[35] DERIVATIVES

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs, to manage the Group's exposure to risks and to generate revenues through proprietary trading activities.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note [1], all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES

SALES AND TRADING

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

RISK MANAGEMENT

As part of its asset and liability management, the Group uses derivatives for risk management purposes in order to reduce its exposure to credit and market risks. This is achieved by entering into derivatives that hedge specific financial instrument portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

DERIVATIVES QUALIFYING FOR HEDGE ACCOUNTING

Where derivatives meet the specific criteria set out in Note [1], then the Group applies hedge accounting.

FAIR VALUE HEDGING

The Group undertakes fair value hedging, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

The table below summarizes the value of derivatives held as fair value hedges.

in € m.	Assets 2007	Liabilities 2007	Assets 2006	Liabilities 2006
Derivatives held as fair value hedges:	2,323	961	1,507	1,987

For the years ended December 31, 2007 and 2006, a gain (loss) of € 147 million and € (340) million respectively were recognized on the hedging instruments. For the same period the gain (loss) on the hedged items, which were attributable to the hedged risk, was € (213) million and € 356 million respectively.

CASH FLOW HEDGING

The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.

The table below summarizes the value of derivatives held as cash flow hedges.

in € m.	Assets 2007	Liabilities 2007	Assets 2006	Liabilities 2006
Derivatives held as cash flow hedges:	14	0	26	18

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within 1 Year	1–3 Years	3–5 Years	Over 5 Years
At December 31, 2007				
Cash inflows from assets	56	163	80	129
Cash outflows from liabilities	(2)	(57)	(5)	(3)
Net cash flows	54	106	75	126
At December 31, 2006				
Cash inflows from assets	11	71	5	9
Cash outflows from liabilities	(3)	(64)	(4)	(7)
Net cash flows	8	7	1	2

Of these expected future cash flows, most will arise in connection with Abbey Life Assurance Company Limited. Under the terms of unit-linked contracts, policyholders are charged an annual management fee expressed as a percentage of assets under management. In order to protect against volatility in the highly probable forecasted cash flow stream arising from the management fees, the Group has entered into 3 month rolling FTSE futures. Other cash flow hedging programs use interest rate swaps and FX forwards as hedging instruments.

For the years ended December 31, 2007 and December 31, 2006, balances of € (79) million and € (73) million, respectively, were reported in equity related to cash flow hedging programs. Of these € (67) million and € (44) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.

For the years ended December 31, 2007 and December 31, 2006, losses of € 19 million and € 68 million, respectively, were recognized in equity in respect of effective cash flow hedging.

For the years ended December 31, 2007 and December 31, 2006, a loss of € 13 million and a gain of € 8 million, respectively, were removed from equity and included in the income statement.

For the years ended December 31, 2007 and December 31, 2006, a loss of € 3 million and a gain of € 3 million, respectively, were recognized due to hedge ineffectiveness.

As of December 31, 2007 the longest term cash flow hedge matures in 2017.

NET INVESTMENT HEDGING

The Group, using foreign exchange forwards and swaps, undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.

The table below summarizes the value of derivatives held as net investment hedges.

in € m.	Assets 2007	Liabilities 2007	Assets 2006	Liabilities 2006
Derivatives held as net investment hedges:	193	1,354	550	71

For the years ended December 31, 2007 and December 31, 2006 losses of € 72 million and € 77 million, respectively, were recognized due to hedge ineffectiveness.

[36] REGULATORY CAPITAL

CAPITAL MANAGEMENT AND CAPITAL ADEQUACY

Treasury manages the Group's capital at Group level and locally in each region. The allocation of financial resources in general and capital in particular favors business portfolios with the highest positive impact on the Group's profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements the Group's capital strategy which is developed by the Capital and Risk Committee and ap-proved by the Management Board including the issuance and repurchase of shares. The Group is committed to main-taining its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if neces-sary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital based on the recommendations of the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements (BIS) and economic capital. Under Basel I, the Group's target range for the BIS Tier 1 capital ratio has been 8-9 %; prospectively, this same range is targeted under Basel II with effect from January 1, 2008.

The allocation of capital, determination of the Group's funding plan and other resource issues are framed by the Capi-tal and Risk Committee.

Regional capital plans covering the capital needs of the Group's branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group's subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the steward-ship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group's subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group's capital and liquidity, the Group takes such legal and regulatory requirements into account.

Capital management in 2007 saw the completion of the share buy-back program 2006/07 and the start of the share buy-back program 2007/08. Under the program 2006/07, which was completed in May 2007, 14.1 million shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2007 Annual General Meeting and will expire at the end of October 2008, the share buy-back program 2007/08 was launched in May 2007. The program serves share-based compensation programs and allows the Group to balance capital supply and demand. Buy-backs were funded from current earnings. As of December 31, 2007, 6.3 million shares (approximately 1.2 % of the Group's share capital) had been repurchased under the program 2007/08. In total, 11.3 million and 28.8 million shares were repurchased in the years ended December 31, 2007 and 2006, respectively, under the Group's share buy-back programs.

The Group issued € 1.3 billion and € 1.1 billion hybrid Tier 1 capital for the years ended December 31, 2007 and 2006, respectively. Total outstanding hybrid Tier 1 capital as of December 31, 2007 amounted to € 5.6 billion compared to € 4.5 billion as of December 31, 2006.

An innovation in 2007 was the Group's first issuance of contingent capital. This form of capital can be exchanged into hybrid Tier 1 capital at the Group's sole discretion, providing dynamic capital to match against Basel II's rating-sensitive measurement of the Group's risk position. The Group placed two issues in 2007 with volumes of € 200 million and U.S. $ 800 million, respectively.

The capital adequacy requirements applicable to the Group are set forth in the recommendations of the Basel Committee and by European Union directives, as transposed into German law, in particular the German Banking Act ("Kreditwesengesetz") and regulations and guidelines issued thereunder.

In 2007, being the year of transition from the recommendations made by the Basel Committee in 1988 ("Basel I") to the revised capital framework adopted by the Basel Committee in 2004 ("Basel II"), Deutsche Bank continued to calculate and publish consolidated capital ratios in direct application of Basel I. From 2008 onwards, Deutsche Bank will calculate and publish consolidated capital ratios pursuant to the Banking Act and the Solvency regulation ("*Solvabilitätsverordnung*") which adopt Basel II into German law.

The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio as defined under the Basel I framework compares a bank's regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the "risk position"). Deutsche Bank's calculation of the ratio is based on the consolidated financial statement prepared in accordance with IFRS. Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market-risk equivalent component of its risk position.

A bank's regulatory capital is divided into three tiers: core or Tier 1 capital, supplementary or Tier 2 capital, and Tier 3 capital. Core or Tier 1 capital consists primarily of share capital (excluding cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests ("*stille Beteiligungen*"), less goodwill and other intangible assets and other deduction items such as common shares in Treasury. Supplementary or Tier 2 capital consists primarily of cumulative preference shares, profit participation rights ("*Genussrechte*"), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier 3 capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier 1 and Tier 2 capital that is in excess of the minimum required to cover counterparty risk in order to cover market price risk. The minimum BIS total capital ratio (Tier 1 + Tier 2 + Tier 3) is 8 % of the risk position. The minimum BIS core capital ratio (Tier 1) is 4 % of the risk-weighted positions and 2.29 % of the market-risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of the risk-weighted position and market-risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital. Tier 3 capital is limited to 250 % of the Tier 1 capital not required to cover counterparty risk.

The following table presents a summary of the Group's capital adequacy calculation according to the BIS guidelines and the average active equity as of December 31, 2007 and December 31, 2006.

in € m. (except percentages)	Dec 31, 2007	Dec 31, 2006
Risk-weighted positions	314,845	263,871
Market-risk equivalent[1]	13,973	11,588
Risk position	328,818	275,459
Core capital (Tier 1)	28,320	23,539
Supplementary capital (Tier 2)	9,729	10,770
Available Tier 3 capital	–	–
Total regulatory capital	38,049	34,309
Core capital ratio (Tier 1)	8.6 %	8.5 %
Total capital ratio (Tier 1 + 2)	11.6 %	12.5 %
Average Active Book Equity	29,846	25,468

1 A multiple of the Group's value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.

BIS rules require the Group to cover its market price risk as of December 31, 2007, with € 1,118 million of regulatory capital (Tier 1 + 2 + 3) compared to € 927 million as per December 31, 2006. The Group met this requirement entirely with Tier 1 and Tier 2 capital.

The Group's supplementary capital (Tier 2) of € 9.7 billion on December 31, 2007 and € 10.8 billion on December 31, 2006, amounted to 34 % and 46 % of core capital, respectively.

The Group's BIS total capital ratio was 11.6 % on December 31, 2007, significantly higher than the 8 % minimum required by the BIS guidelines.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows as of December 31, 2007 and December 31, 2006 according to BIS.

in € m.	Dec 31, 2007	Dec 31, 2006
Core (Tier 1) capital:		
Common shares	1,358	1,343
Additional paid-in capital	15,808	15,246
Retained earnings, common shares in Treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	17,717	13,631
Noncumulative trust preferred securities	5,602	4,496
Items deducted (inter alia intangible assets)	(12,165)	(11,177)
Total core capital	28,320	23,539
Supplementary (Tier 2) capital:		
Unrealized gains on listed securities (45 % eligible)	1,472	1,235
Other inherent loss allowance	358	359
Cumulative preferred securities	841	759
Subordinated liabilities, if eligible according to BIS	7,058	8,417
Total supplementary capital	9,729	10,770

While considering BIS capital adequacy as the principal measure for internationally active banks, Deutsche Bank also complies with the German capital adequacy requirements.

Failure to meet minimum capital requirements can result in orders and discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the Group's businesses. The Group complied with the regulatory capital adequacy requirements in 2007.

The principal calculation method of the risk position and the regulatory capital according to BIS rules and the Banking Act both as applicable in 2007 are closely aligned. The definition of regulatory capital according to BIS rules and Banking Act include different rules for deduction of first-loss-positions from securitizations, deduction of certain participating interests of other financial institutions and enterprises as well as insurance companies, different treatment of certain items arising on consolidation and different regulatory amortization schedules for subordinated liabilities. In total these variations between BIS rules and the Banking Act did not result in a material difference in the Group's regulatory capital or total risk position for 2007.

The group of companies consolidated for banking regulatory reporting includes all subsidiaries in the meaning of the German Banking Act that are classified as banking institutions, financial services institutions, financial enterprises or bank service enterprises. It does not include insurance companies or companies outside the finance sector.

Insurance companies, however, are included in the capital adequacy calculation for financial conglomerates. The Group has become designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. After determination of the applicable calculation method by the BaFin, the first capital adequacy calculation for the Group as a financial conglomerate will be performed in 2008. It is expected to confirm that the solvency margin as a financial conglomerate is dominated by the Group's banking activities.

[37] RISK DISCLOSURES

The Group has a dedicated and integrated legal, risk & capital function that is independent of the group divisions. The Group manages risk and capital through a framework of principles, organizational structures, and measurement and monitoring processes that are closely aligned with the activities of the group divisions. The Group's Management Board provides overall risk and capital management supervision for the consolidated Group. Within the Management Board, the Chief Risk Officer is responsible for the Group's credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities. The Group's Supervisory Board regularly monitors the risk and capital profile.

CREDIT RISK

Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which the Group refers to collectively as "counterparties"). This is the largest single risk the Group faces.

The Group distinguishes among three kinds of credit risk:

— Default risk is the risk that counterparties fail to meet contractual payment obligations.
— Country risk is the risk that the Group may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk, which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
— Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

The Group manages credit risk in a coordinated manner at all relevant levels within the organization. This also holds true for complex products which the Group typically manages within a framework established for trading exposures. The following principles underpin the Group's approach to credit risk management:

— In all group divisions, consistent standards are applied in the respective credit decision processes.
— The approval of credit limits for counterparties and the management of the Group's individual credit exposures must fit within the Group's portfolio guidelines and credit strategies.
— Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
— The Group assigns credit approval authorities to individuals according to their qualifications, experience and training, and the Group reviews these periodically.
— The Group measures and consolidates all credit exposures to each obligor on a global consolidated basis that applies across the consolidated Group. The Group defines an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria the Group has established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit the Group has extended.

CREDIT RISK RATINGS
A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. The Group's risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures the Group applies to the ongoing exposure.

The Group has its own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of its counterparties. The Group's granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in the Group's portfolio, enables the Group to compare its internal ratings with common market practice and ensures comparability between different sub-portfolios of the Group. Several default ratings therein enable the Group to incorporate the potential recovery rate of defaulted exposure.

The Group generally rates all its credit exposures individually. When the Group assigns its internal risk ratings, the Group compares them with external risk ratings assigned to the Group's counterparties by the major international rating agencies, where possible.

CREDIT LIMITS

Credit limits set forth maximum credit exposures the Group is willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

MONITORING DEFAULT RISK

The Group monitors all credit exposures on a continuing basis using several risk management tools. The Group also has procedures in place to identify, at an early stage, credit exposures for which there may be an increased risk of loss. Counterparties that, on the basis of the application of the Group's risk management tools, demonstrate the likelihood of problems, are identified well in advance so that the Group can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of the Group's credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where the Group has identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

MAXIMUM EXPOSURE TO CREDIT RISK

The following table shows the Group's maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset.

in € m.[1]	Dec 31, 2007	Dec 31, 2006
Due from banks	7,458	5,821
Interest earning deposits with banks	21,615	19,199
Central bank funds sold and securities purchased under resale agreements	13,597	14,265
Securities borrowed	55,961	62,943
Financial assets at fair value through profit and loss[2]	1,343,257	974,927
Financial assets available for sale[2]	32,850	29,042
Loans	200,597	180,194
Other assets subject to credit risk	84,761	54,678
Financial guarantees and other credit related contingent liabilities[3]	49,905	43,047
Irrevocable lending commitments and other credit related commitments[3]	128,511	141,331
Maximum exposure to credit risk	**1,938,511**	**1,525,447**

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities and other equity interests.
3 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

COLLATERAL HELD AS SECURITY

The Group regularly agrees upon collateral in the lending contracts to be received from borrowers. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not mitigate or compensate for questionable reputation of a borrower or structure.

The Group segregates collateral received into the following two types:

— Financial collateral which substitutes the borrower's ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.
— Physical collateral which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), inventory, equipment (plant, machinery, aircraft) and real estate typically fall into this category.

Additionally the Group is actively managing the credit risk of the Group's loans and lending-related commitments. A specialized unit within the Group, the Loan Exposure Management Group, is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

— to reduce single-name and industry credit risk concentrations within the credit portfolio, and
— to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance cover as well as single-name and portfolio credit default swaps.

To better manage the Group's derivatives-related credit risk, the Group enters into collateral arrangements that generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call.

CONCENTRATIONS OF CREDIT RISK

Significant concentrations of credit risk exist where the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that the Group intends to incur.

The Group's largest concentrations of credit risk with loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in the Group's home market Germany, which includes most of the mortgage lending business.

CREDIT QUALITY OF ASSETS THAT ARE NEITHER PAST DUE NOR IMPAIRED

The following table breaks down the Group's corporate credit exposure, according to the creditworthiness of the Group's counterparties, for several of the main exposure categories subject to credit risk. For the Group's derivatives-related credit risk, the Group regularly seeks the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with the Group's clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of the Group's derivatives business, the Group also enters into payment netting agreements under which the Group sets off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing the Group's principal risk. For the OTC derivative credit exposure in the following table, the Group has applied netting only when the Group believes it is legally enforceable for the relevant jurisdiction and counterparty.

Corporate credit exposure credit risk profile by creditworthiness category in € m.	Loans[1]		Irrevocable lending Commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
AAA–AA	22,785	20,225	28,969	34,172	7,467	5,774	54,164	28,255	113,366	88,427
A	30,064	17,615	31,087	38,356	15,052	13,548	21,092	16,238	97,294	85,757
BBB	30,839	31,893	35,051	34,986	13,380	13,364	8,706	7,194	87,975	87,436
BB	26,590	26,301	25,318	26,536	9,145	6,170	10,018	5,351	71,069	64,358
B	6,628	5,271	7,431	6,254	4,252	3,589	2,601	1,060	20,912	16,175
CCC and below	3,342	5,188	657	1,027	609	602	1,300	114	5,908	6,931
Total	**120,228**	**106,494**	**128,511**	**141,331**	**49,905**	**43,047**	**97,881**	**58,212**	**396,525**	**349,084**

1 Includes IFRS impaired loans mainly in category CCC and below amounting to € 1.5 billion as of December 31, 2007 and € 1.6 billion as of December 31, 2006.
2 Includes Irrevocable Lending Commitments related to the consumer credit exposure of € 2.7 billion as of both, December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC derivatives where applicable.

The table below presents the total consumer credit exposure split by German and non-German exposure.

in € m.	Total exposure	
	Dec 31, 2007	Dec 31, 2006
Consumer credit exposure Germany:	56,504	53,446
Consumer and small business financing	14,489	12,261
Mortgage lending	42,015	41,185
Consumer credit exposure outside Germany	23,864	20,253
Total consumer credit exposure[1]	**80,368**	**73,699**

1 Includes IFRS impaired loans amounting to € 1.1 billion as of December 31, 2007 and € 1.1 billion as of December 31, 2006.

The following table provides an overview of nonimpaired Troubled Debt Restructurings representing the Group's renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2007	Dec 31, 2006
Troubled Debt Restructurings not impaired	43	43

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to the past due status.

in € m.	Dec 31, 2007	Dec 31, 2006
Loans less than 30 days past due	8,644	6,268
Loans 30 or more but less than 60 days past due	1,511	1,093
Loans 60 or more but less than 90 days past due	502	280
Loans 90 days or more past due	333	352
Total loans past due but not impaired	**10,990**	**7,993**

The following table shows the aggregated value of collateral – with fair values capped at transactional outstandings – the Group held against the Group's loans past due but not impaired.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial collateral	915	292
Physical collateral	3,724	3,577
Total capped fair value of collateral held for loans past due but not impaired	**4,639**	**3,869**

IMPAIRED LOANS

Under IFRS the Group considers loans to be impaired when the Group recognizes objective evidence that an impairment loss has been incurred. While the Group assesses the impairment for the Group's corporate credit exposure individually, the Group considers smaller-balance, standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

The following table shows the breakdown of the Group's impaired loans between German and non-German borrowers based on the country of domicile of borrowers.

in € m.	Dec 31, 2007	Dec 31, 2006
Individually evaluated impaired loans:		
German borrowers	957	1,194
Non-German borrowers	559	431
Total individually evaluated impaired loans	**1,516**	**1,625**
Collectively evaluated impaired loans:		
German borrowers	817	852
Non-German borrowers	312	241
Total collectively evaluated impaired loans	**1,129**	**1,092**
Total impaired loans	**2,645**	**2,717**

The following table shows the aggregated value of collateral – with fair values capped at transactional outstandings – the Group held against impaired loans.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial collateral	26	55
Physical collateral	874	757
Total capped fair value of collateral held for impaired loans	**899**	**812**

The following table shows the aggregated value of collateral the Group obtained on the balance sheet during the reporting period by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2007	2006
Commercial real estate	–	1
Residential real estate	533	15
Other	723	–
Total collateral obtained during the reporting period	**1,255**	**16**

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally the Group does not occupy obtained properties for the Group's business use.

The residential real estate collateral obtained in 2007 includes € 396 million in relation to residential real estate obtained and held by securitization trusts which are consolidated for IFRS but where the bank does not hold the majority stake nor has control. Instead the Trustee, on behalf of all note and shareholders, controls the foreclosure and sale process. The collateral obtained by these trusts as reported above represent year-end balances. The bulk of other collateral obtained relates to one individual structured transaction where the Group originally held debt securities as collateral and has subsequently sold off the majority of collateral as of year-end.

GOVERNMENT ASSISTANCE

In the course of the Group's business we regularly apply for and receive government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support its domestic exporters. The ECAs act in the name and on behalf of the government of their respective country but are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Co-operation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental Agreement of the OECD member states defines benchmarks to ensure that a fair competition between the different exporting nations will take place. The majority of such ECA guarantees we have received were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany. The Group also receives as collateral, in certain financings, government guarantees from national and international governmental institutions to support financings in the interest of the respective governments.

MARKET RISK

Substantially all of the Group's businesses are subject to the risk that market prices and rates will move and result in profits or losses for the Group. The Group distinguishes among four types of market risk:

— Interest rate risk;
— Equity price risk;
— Foreign exchange risk; and
— Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

MARKET RISK MANAGEMENT FRAMEWORK

The Group assumes market risk in both its trading and nontrading activities. The Group assumes risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

The Group uses a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric used to describe and aggregate all market risks, both in trading and nontrading portfolios. Value-at-risk is the primary metric used in the management of trading market risks. The risk sensitivities, value-at-risk, stress testing and economic capital metrics also reflect basis risks arising from trading activities.

The Group's Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of the independent legal, risk & capital function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to the group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions. The overall value-at-risk limit for the Corporate and Investment Bank Group Division started 2007 at € 90 million and was increased to € 105 million on February 27, 2007. The overall value-at-risk limit for the consolidated Group trading positions was € 92 million at the start of 2007 and was increased to € 110 million on February 27, 2007 (with a 99 % confidence level, as described below, and a one-day holding period).

ASSESSMENT OF MARKET RISK IN TRADING PORTFOLIOS

The value-at-risk disclosure for the trading businesses is based on the Group's own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved the internal value-at-risk model for calculating the regulatory market risk capital for general and specific market risks. Since then the model has been periodically refined and approval has been maintained.

The value-at-risk approach derives a quantitative measure for trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables the Group to apply a constant and uniform measure across all trading businesses and products. It also facilitates comparisons of the Group's market risk estimates both over time and against the daily trading results.

The Group calculates value-at-risk for both internal and regulatory reporting using a 99 % confidence level, in accordance with BIS rules. For internal reporting, the Group uses a holding period of one day. For regulatory reporting, the holding period is ten days.

The Group's value-at-risk model is designed to take into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. The Group calculates value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. In 2007, the Group integrated all risks that had been treated under the variance-covariance approach, namely, specific interest rate risk for some portfolios such as in the credit trading business, into the Monte Carlo simulation.

To determine the aggregated value-at-risk, the Group uses historically-observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, it is assumed that there is zero correlation between them.

LIMITATIONS OF PROPRIETARY RISK MODELS

Although the Group believes that its proprietary market risk models are of a high standard, the Group is committed to their ongoing development and allocates substantial resources to reviewing and improving them.

The stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for the Group's market risk positions to lose more value than even the economic capital estimates. The Group also continuously assesses and refines the stress tests to ensure they capture the material risks as well as reflect the possible extreme market moves.

The value-at-risk analyses should also be viewed in the context of the limitations of the methodology used and are therefore not maximum amounts that the Group can lose on its market risk positions.

The limitations of the value-at-risk methodology include the following:

— The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
— The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
— The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
— The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
— The Group calculates value-at-risk at the close of business on each trading day. The Group does not subject intra-day exposures to intra-day value-at-risk calculations.
— Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

The Group acknowledges the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

MARKET RISK OF TRADING PORTFOLIOS

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of the Corporate and Investment Bank Group Division. The Group's trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Trading Portfolios		**Value-at-Risk**
in € m.	**Dec 31, 2007**	**Dec 31, 2006**
Interest rate risk	90.8	50.3
Equity price risk	49.5	53.0
Foreign exchange risk	11.3	12.2
Commodity price risk	8.7	5.4
Diversification effect	(59.7)	(44.0)
Total	**100.6**	**76.9**

Besides selectively increased interest rate risk exposures and/or equity positions during the first half of 2007, the increase in the value-at-risk observed in 2007 was mainly driven by an increase in the market volatility and, to a minor extent, by refinements to the value-at-risk measurement in the second half of 2007. The year-end value-at-risk in 2007 was € 101 million which is 31 % above the 2006 year-end value-at-risk of € 77 million.

MARKET RISK OF NONTRADING PORTFOLIOS

The Capital and Risk Committee supervises the Group's nontrading asset activities. It has responsibility for the alignment of the Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

The Group's dedicated Investment & Asset Risk Management team is specialized in risk-related aspects of the nontrading activities and performs monthly reviews of the risk profile of the nontrading asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

ASSESSMENT OF MARKET RISK IN NONTRADING PORTFOLIOS

Due to the nature of these positions and the lack of transparency of some of the pricing, the Group does not use value-at-risk to assess the market risk in nontrading portfolios. Rather the Group assesses the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves as well as the liquidity of each asset class. This assessment forms the basis of the economic capital estimates which enable the Group to actively monitor and manage the nontrading market risk. As an example, for industrial holdings the Group applies individual price shocks between 23 % and 51 %, which are based on historically-observed market moves. For private equity exposures, all positions are stressed using the standard credit risk economic capital model, as well as market price shocks up to 100 %, depending on the individual asset.

The biggest market risk in the Group's nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from nontrading asset and liability positions has been transferred through internal hedges to the Global Markets Business Division within the Corporate and Investment Bank Group Division, and is thus managed on the basis of value-at-risk, as reflected in trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is minimal interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

There is nontrading market risk held and managed in each of the group divisions. The nontrading market risk, as measured by economic capital in the Corporate and Investment Bank Group Division is the largest in the Group and is incurred mainly through principal investments. The Corporate Investments Group Division assumes nontrading market risk through industrial holdings, private equity investments and certain other corporate investments. The nontrading market risk in the Private Clients and Asset Management Group Division primarily arises from proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses mainly in the form of minority seed and co-invest fund capital.

The table below shows the economic capital usages separately for the Group's major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Economic capital usage	
in € bn.	Dec 31, 2007	Dec 31, 2006[1]
Major industrial holdings	0.1	0.2
Other corporate investments	0.7	0.6
Alternative assets	0.9	0.6
Total	1.7	1.4

1 Revised economic capital usages reflecting the adoption of IFRS accounting standards.

The economic capital usage for these nontrading asset portfolios totaled € 1.7 billion at year-end 2007, which is € 329 million, or 24 %, above the economic capital usage at year-end 2006. This increase primarily reflects the increased risk of the alternative assets portfolio.

— MAJOR INDUSTRIAL HOLDINGS. The economic capital usage of € 75 million at year-end 2007 was mainly due to the newly acquired indirect shareholding in EADS N.V. with a market value of € 133 million at year-end 2007. The economic capital usage for other industrial holdings further decreased due to the continued increase in unrealized gains associated with the shareholding in Daimler AG – which mainly accounted for the previous year's economic capital usage – as well as a reduction of the shareholdings in Allianz SE and Linde AG.
— OTHER CORPORATE INVESTMENTS. The economic capital usage of € 729 million for other corporate investments at year-end 2007 continued to be driven by mutual fund investments and a few other corporate investments. The € 144 million increase of the economic capital usage compared to year-end 2006 primarily reflects the acquisition of Abbey Life Assurance Company Limited in October 2007.
— ALTERNATIVE ASSETS. The Group's alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to the Asset Management business division's purchase of an interest in an infrastructure asset (onward sale is currently intended) and the growing private equity portfolio in the Global Markets business division. The alternative assets portfolio has some concentration in lower risk infrastructure assets but remains generally well diversified and continues to be dominated by principal investments and real estate investments.

In the Group's total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

LIQUIDITY RISK

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Treasury is responsible for the management of liquidity risk. The liquidity risk management framework is designed to identify, measure and manage the liquidity risk position based on underlying policies which are reviewed and approved regularly by the Capital and Risk Committee. In order to ensure adequate liquidity and a healthy funding profile for the Group, Treasury uses various internal tools and systems which are designed and tailored to support the Group's specific management needs:

The Group's liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in the Group's access to Central Banks. The reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess the Group's short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all cash flows from transactions on the balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. The Group models products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and safeguard the Group's access to liquidity.

The Group's approach then moves to tactical liquidity risk management, dealing with access to unsecured funding sources and the liquidity characteristics of the Group's asset inventory (asset liquidity). Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which the Group takes from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee sets limits by business division to protect access to unsecured funding at attractive levels. The Asset Liquidity component tracks the volume and booking location within the consolidated inventory of unencumbered, liquid assets which the Group can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of securities. As a first step, the Group segregates illiquid and liquid securities in each inventory. Subsequently the Group assigns liquidity values to different classes of liquid securities.

The strategic liquidity perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on the Group's balance sheet and the Group's Issuance Strategy. The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for the Group's annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.

The framework is completed by employing stress testing and scenario analysis to evaluate the impact of sudden stress events on the Group's liquidity position. The scenarios have been based on historic events such as the stock market crash of 1987, 1990 U.S. liquidity crunch, September 2001 terrorist attacks, liquidity crises case studies and hypothetical events. The scenarios now also incorporate challenges presented by the 2007 financial markets crisis: prolonged term money-market freeze, collateral repudiation, non-fungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and 3-notch ratings downgrades, as well as external shocks, such as market risk events, emerging market crises and system dislocations. Under each of these scenarios the Group assumes that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. The Group then models the steps it would take to counterbalance the resulting net shortfall in funding. Action steps include selling assets, switching from unsecured to secured funding and adjusting the price the Group would pay on liabilities.

MATURITY ANALYSIS OF FINANCIAL LIABILITIES

The following table shows a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as at December 31, 2007 and 2006.

Dec 31, 2007 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	30,187	–	–	–	–
Interest bearing deposits	143,787	206,046	38,067	22,538	17,290
Trading liabilities[2]	715,583	–	–	–	–
Financial liabilities designated at fair value through profit or loss	78,648	127,122	34,001	9,828	30,480
Investment contract liabilities[3]		638	285	1,687	7,186
Negative market values from derivative financial instruments qualifying for hedge accounting[2]	2,315	–	–	–	–
Central bank funds purchased	6,130	16,200	–	–	–
Securities sold under repurchase agreements	43,204	93,119	18,815	452	821
Securities loaned	9,132	266	7	160	–
Other short-term borrowings	2,676	50,025	478	–	–
Long-term debt	4,221	1,759	19,911	70,189	30,879
Trust preferred securities	–	–	–	4,526	1,819
Other financial liabilities	140,005	5,739	495	22	49
Off-balance sheet loan commitments	94,190	–	–	–	–
Financial guarantees	22,444	–	–	–	–
Total[1,4,5]	1,292,722	500,914	112,059	109,202	88,524

1 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted.

2 The only exceptions to this are the trading liabilities and the derivatives balances which represent the present value of all future cash flows. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within 'On Demand' which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

3 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

4 This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

5 Interest cash flows have been excluded from the table.

Dec 31, 2006 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	30,354	–	–	–	–
Interest bearing deposits	113,533	194,712	37,449	21,926	14,167
Trading liabilities[2]	523,628	–	–	–	–
Financial liabilities designated at fair value through profit or loss	73,422	72,155	23,383	1,645	34,260
Investment contract liabilities[3]	–	–	–	–	–
Negative market values from derivative financial instruments qualifying for hedge accounting[2]	2,076	–	–	–	–
Central bank funds purchased	11,961	14,850	–	–	–
Securities sold under repurchase agreements	45,664	29,337	188	200	–
Securities loaned	20,912	262	–	–	–
Other short-term borrowings	2,661	40,724	5,130	–	–
Long-term debt	2,852	2,893	15,401	58,475	32,278
Trust preferred securities	120	–	–	2,807	1,963
Other financial liabilities	119,000	7,804	540	75	139
Off-balance sheet loan commitments	113,757	–	–	–	–
Financial guarantees	23,442	–	–	–	–
Total[1, 4, 5]	1,083,382	362,737	82,091	85,128	82,807

1 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted.

2 The only exceptions to this are the trading liabilities and the derivatives balances which represent the present value of all future cash flows. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within 'On Demand' which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

3 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

4 This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

5 Interest cash flows have been excluded from the table.

INSURANCE RISK

The Group's exposure to insurance risk increased upon the acquisition of Abbey Life Assurance Company Limited in October 2007. Abbey Life was closed to new business in 2000 except where it is contractually obliged to do so in existing policies. Insurance risk results from the Group having a contractual obligation to make a payment to a policyholder based on an uncertain event (that is not a financial risk).

The Group's insurance activities are characterized as follows:

- ANNUITY PRODUCTS – these are subject to mortality or morbidity risk over a period that extends beyond the premium collection period, with fixed and guaranteed contractual terms.
- UNIVERSAL LIFE PRODUCTS – these are long duration contracts which provide either death or annuity benefits, with terms that are not fixed and guaranteed.
- INVESTMENT CONTRACTS – these do not contain any insurance risk.

The Group also holds an equity investment in Paternoster Limited, which is a regulated insurance company taking on the risks associated with companies' final salary/defined pension schemes and assumes the responsibility for paying their pensioners into the future by writing annuity contracts.

The Group is primarily exposed to the following insurance-related risks:

- MORTALITY AND MORBIDITY RISKS - higher/lower than expected number of death claims on assurance products and occurrence of one or more large claims, and higher/lower than expected disability claims respectively. These are mitigated by the use of reinsurance and the application of discretionary charges. Annually, rates of mortality and morbidity are investigated.
- LONGEVITY RISK - faster/slower than expected improvements in life expectancy on immediate and deferred annuity products. This is carefully monitored against the latest external industry data and emerging trends.
- EXPENSES - policies cost more/less to administer than expected. These are monitored by an analysis of the Group's actual expenses relative to budget. Reasons for any significant divergence from expectations are investigated and remedial action taken. The expense risk is reduced by the Group having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.
- PERSISTENCY - higher/lower than expected percentage of lapsed policies. The Group's persistency rates are annually assessed by reference to appropriate risk factors.

The Group monitors the actual claims and persistency against the assumptions used and refines the assumptions for the future assessment of liabilities. Experience may vary from estimates, the more so the further into the future it is projected. Liabilities are evaluated at least annually.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may be affected.

The profitability of the non unit-linked long-term insurance businesses within the Group depends to a significant extent on the values of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

For unit-linked investment contracts, profitability is based on the charges taken being sufficient to meet expenses and profit. The premium and charges are assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

As stated above, reinsurance is used as a mechanism to reduce risk. The Group's strategy is to continue to utilize reinsurance as appropriate.

[38] RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24.

The below table sets forth the compensation of the key management personnel in 2007 and 2006.

Key management compensation: in € m.	2007	2006
Short-term employee benefits	30	27
Post-employment benefits	4	4
Other long-term benefits	–	–
Termination benefits	–	8
Share-based payment	8	9
Total key management compensation	**42**	**48**

Among the Group's transactions with key management personnel as of December 31, 2007 were loans and commitments of € 4 million and deposits of € 1 million. In addition the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

TRANSACTIONS WITH SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER RELATED PARTIES

Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions. Where these transactions are eliminated on consolidation, they are not disclosed in the Group's financial statements. A list of the Group's significant subsidiaries is shown in Note [39].

LOANS

During the years ended December 31, 2007 and December 31, 2006, the Group made loans to third parties and entered into guarantees on behalf of certain related parties. The table below shows the amounts of loans made and repaid, loan balances outstanding, and guarantees made by the Group on behalf of related parties.

	Associated companies and other related parties	
in € m.	2007	2006
Loans outstanding, beginning of year	822	1,934
Loans issued during the year	728	565
Loan repayment during the year	161	664
Changes in the group of consolidated companies	(1)	(121)
Exchange rate changes	(36)	(5)
Other changes	(107)	(1,087)
Loans outstanding, end of year[1,2]	1,045	622
Other credit risk related transactions:		
Provision for loan losses	–	22
Guarantees and commitments[3]	233	190

1 The amount of these loans that are past due totaled € 3 million and € 20 million as of December 31, 2007 and 2006, respectively. Loans include also € 24 million loans with joint ventures as of December 31, 2007.

2 For the above loans the Group held collateral of € 616 million and € 27 million as of December 31, 2007 and as of December 31, 2006, respectively.

3 The guarantees above include credit and finance guarantees, financial letter of credits and standby letter of credits as well as guarantees that are related to leasing transactions.

DEPOSITS

	Associated companies and other related parties	
in € m.	2007	2006
Deposits outstanding, beginning of year	855	917
Deposits received during the year	294	736
Deposits repaid during the year	89	23
Changes in the group of consolidated companies	(43)	(789)
Exchange rate changes	(55)	14
Other changes	–	–
Deposits outstanding, end of year[1]	962	855

1 The above deposits were made in the ordinary course of business. The deposits are unsecured. Deposits include also € 3 million deposits from joint ventures as of December 31, 2007.

OTHER TRANSACTIONS

In addition, the Group conducted trading transactions with associated companies in the amount of € 67 million in 2007. Other transactions with related parties also reflected the following:

XCHANGING ETB GMBH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group's arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2007 and 2006, the Group received services from XTB with volumes of € 95 million and € 100 million, respectively. In 2007 and 2006, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 28 million and € 35 million, respectively, to XTB.

GRUNDBESITZ-EUROPA: In 2005, grundbesitz europa, formerly grundbesitz-invest ("Grundbesitz"), an open-end property fund sponsored and managed by a subsidiary of the Group, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. Grundbesitz re-opened for issuance and redemption on March 3, 2006. The Group committed to support Grundbesitz's liquidity upon its re-opening by various means. In December 2006, the fund manager sold a major portion of Grundbesitz's German real estate portfolio to Eurocastle, and Grundbesitz realized significant book gains for its investors on this sale. As a result and as of the date hereof, the Group does not expect to have any further material risk from prior commitments made in relation to Grundbesitz. In 2006, the Group released € 111 million of provision. As of December 2007, a € 5 million provision remained.

TRANSACTIONS WITH PENSION PLANS

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.	
Deutsche Bank AG Securities held in plan assets at December 31, 2007:	
Equities	–
Bonds	9
Other Securities	21
Total	**30**
Property occupied by/other assets used by Deutsche Bank	–
Derivatives: Market value as at year-end 2007 for which DB (or subsidiary) is a counterparty	(98)
Derivatives: Notional amount as at year-end 2007 for which DB (or subsidiary) is a counterparty	4,441
Fees paid from Fund to any Deutsche Bank asset manager(s) in 2006	23
Fees paid from Fund to any Deutsche Bank asset manager(s) in 2007	22

[39] INFORMATION ON SUBSIDIARIES

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

SIGNIFICANT SUBSIDIARIES

The following table sets forth the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany
DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Germany
DWS Investment GmbH[6]	Frankfurt am Main, Germany

1 This company is a holding company for most of the Group's subsidiaries in the United States.
2 This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.
3 This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.
4 The company serves private individuals, affluent clients and small business clients with banking products.
5 This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, France, Austria, Switzerland, Italy, Poland and Russia.
6 This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100 % of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

The Group owns 100 % of the equity and voting interests in these significant subsidiaries. They prepare financial statements as of December 31 and are included in the Group's consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

In 2007, none of the Group's subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances.

SUBSIDIARIES WHERE THE GROUP OWNS 50 PER CENT OR LESS OF THE VOTING RIGHTS

The Group also consolidates certain subsidiaries where it owns 50 per cent or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Group for a variety of purposes.

In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

INVESTEES WHERE THE GROUP OWNS MORE THAN HALF OF THE VOTING RIGHTS

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

- another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
- another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
- another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
- another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The 'List of Shareholdings 2007' is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

[40] INSURANCE AND INVESTMENT CONTRACTS

LIABILITIES ARISING FROM INSURANCE AND INVESTMENT CONTRACTS

			Dec 31, 2007			Dec 31, 2006
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	6,450	(119)	6,331	1,411	(187)	1,224
Investment contracts	9,796	–	9,796	–	–	–
Total	16,246	(119)	16,127	1,411	(187)	1,224

CARRYING AMOUNT

An analysis of the change in insurance and investment contracts liabilities is as follows.

		2007		2006
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance as of January 1	1,411	–	1,297	–
Business classified as held for sale	(847)	–	–	–
Business acquired	6,339	10,387	–	–
New business	114	14	128	–
Claims paid	(340)	(214)	(143)	–
Other changes in existing business	111	168	129	–
Foreign exchange rate movements	(338)	(559)	–	–
Balance as of December 31	6,450	9,796	1,411	–

Included in Other changes in existing business for the investment contracts is € 122 million attributable to changes in the underlying assets' fair value in the year ended December 31, 2007.

KEY ASSUMPTIONS IN RELATION TO INSURANCE BUSINESS

The liabilities will vary with movements in interest rates, which is applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

INTEREST RATES

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

MORTALITY

Mortality rates are based on published tables, adjusted appropriately to take account of changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. Where appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.

COSTS

For non-linked contracts, allowance is made for future expected per policy costs explicitly.

OTHER ASSUMPTIONS

The take-up rate of guaranteed annuity rate options on pension business is assumed as 57 %.

KEY ASSUMPTIONS IMPACTING VALUE OF BUSINESS ACQUIRED (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. Where assumptions were required about future mortality, morbidity, persistency and expenses, these were determined on a best estimate basis taking account of the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected to arise in respect of the business that was in force at the date of acquisition. If there is insufficient net profit, the VOBA will be written down to its supportable value.

KEY CHANGES IN ASSUMPTIONS

Upon acquisition of Abbey Life Assurance Company Limited, in October 2007, liabilities for insurance contracts were recalculated from a UK GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed before December 31, 2007, but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

SENSITIVITY ANALYSIS (IN RESPECT OF INSURANCE CONTRACTS ONLY)

The following table shows the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2007	2006	2007	2006
Variable:				
Mortality (worsening by ten percent)[1]	(16)	(44)	(16)	(44)
Renewal expense (ten percent increase)	(1)	(2)	(1)	(2)
Interest rate (one percent increase)	(115)	(25)	88	(25)

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts, under U.S. GAAP, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, where the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

[41] CURRENT AND NON-CURRENT ASSETS AND LIABILITIES

The following tables present an analysis of each asset and liability line item by contractual maturity as of December 31, 2007 and December 31, 2006.

Asset items as of December 31, 2007 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2007
Cash and due from banks	8,632	–	8,632
Interest earning deposits with banks	21,156	459	21,615
Central bank funds sold and securities purchased under resale agreements	12,193	1,404	13,597
Securities borrowed	55,548	413	55,961
Financial assets at fair value through profit or loss	1,441,656	32,447	1,474,103
Financial assets available for sale	6,168	36,126	42,294
Equity method investments	–	3,366	3,366
Loans	73,826	125,066	198,892
Premises and equipment	–	2,409	2,409
Goodwill and intangible assets	–	9,383	9,383
Other assets	180,489	2,408	182,897
Assets for current tax	2,014	414	2,428
Total assets before deferred tax assets	**1,801,682**	**213,895**	**2,015,577**
Deferred tax assets			4,772
Total assets			**2,020,349**

Liability items as of December 31, 2007 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2007
Deposits	417,994	39,952	457,946
Central bank funds purchased and securities sold under repurchase agreements	177,468	1,273	178,741
Securities loaned	9,405	160	9,565
Financial liabilities at fair value through profit or loss	914,528	51,649	966,177
Other short-term borrowings	53,410	-	53,410
Other liabilities	168,135	3,374	171,509
Provisions	1,295	-	1,295
Liabilities for current tax	2,754	1,761	4,515
Long-term debt	23,255	103,448	126,703
Trust preferred securities	-	6,345	6,345
Obligation to purchase common shares	871	2,682	3,553
Total liabilities before deferred tax liabilities	**1,769,115**	**210,644**	**1,979,759**
Deferred tax liabilities			2,124
Total liabilities			**1,981,883**

Asset items as of December 31, 2006 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2006
Cash and due from banks	7,008	–	7,008
Interest earning deposits with banks	17,493	1,706	19,199
Central bank funds sold and securities purchased under resale agreements	13,758	507	14,265
Securities borrowed	62,527	416	62,943
Financial assets at fair value through profit or loss	1,103,470	1,180	1,104,650
Financial assets available for sale	7,019	31,018	38,037
Equity method investments	–	2,541	2,541
Loans	59,281	119,243	178,524
Premises and equipment	–	3,241	3,241
Goodwill and intangible assets	–	8,612	8,612
Other assets	136,159	2,862	139,021
Assets for current tax	1,772	348	2,120
Total assets before deferred tax assets	**1,408,487**	**171,674**	**1,580,161**
Deferred tax assets			4,332
Total assets			**1,584,493**

Liability items as of December 31, 2006 follow.

in € m.	Amounts recovered or settled within one year	Amounts recovered or settled after one year	Total Dec 31, 2006
Deposits	375,837	36,079	411,916
Central bank funds purchased and securities sold under repurchase agreements	102,000	200	102,200
Securities loaned	21,174	–	21,174
Financial liabilities at fair value through profit or loss	669,274	25,345	694,619
Other short-term borrowings	48,433	–	48,433
Other liabilities	141,205	2,924	144,129
Provisions	1,768	–	1,768
Liabilities for current tax	2,237	1,796	4,033
Long-term debt	16,226	95,137	111,363
Trust preferred securities	–	4,771	4,771
Obligation to purchase common shares	1,547	2,780	4,327
Total liabilities before deferred tax liabilities	**1,379,701**	**169,032**	**1,548,733**
Deferred tax liabilities			2,285
Total liabilities			**1,551,018**

[42] SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO SECTION 315A HGB

As required by Section 315a German Commercial Code ("HGB") the consolidated financial statements prepared in accordance wirth IFRS have to provide additional disclosures which are given below.

STAFF COSTS

in € m.	2007	2006
Staff costs:		
Wages and salaries	11,298	10,721
Social security costs	1,824	1,777
thereof: those relating to pensions	478	471
Total	**13,122**	**12,498**

STAFF

The average number of effective staff employed in 2007 was 75,047 (2006: 65,745) of whom 31,898 (2006: 27,510) were women. Part-time staff is included in these figures proportionately. An average of 47,540 (2006: 39,451) staff members worked outside Germany.

MANAGEMENT BOARD AND SUPERVISORY BOARD REMUNERATION

The total compensation of the Management Board was € 33,182,395 and € 32,901,538 for the years ended December 31, 2007 and 2006, respectively, thereof € 28,832,085 and € 28,294,058 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 33,479,343 and € 27,453,021 for the years ended December 31, 2007 and 2006, respectively.

The Supervisory Board received in addition to a fixed payment (including meeting fees) of € 2,366,000 and € 998,000 (excluding value-added tax), variable emoluments totaling € 3,656,084 and € 2,390,583 for the years ended December 31, 2007 and 2006, respectively.

Provisions for pension obligations to former members of the Management Board and their surviving dependents totaled € 176,061,752 and € 193,366,824 at December 31, 2007 and 2006, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 2,186,400 and € 1,219,000 and for members of the Supervisory Board of Deutsche Bank AG to € 1,713,528 and € 1,567,000 for the years ended December 31, 2007 and 2006, respectively. Members of the Supervisory Board repaid € 1.1 million loans in 2007.

OTHER PUBLICATIONS

The 'List of Shareholdings 2007' is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

CORPORATE GOVERNANCE

Deutsche Bank AG and its only German listed consolidated subsidiary, Varta AG, have approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The table below gives a breakdown of the fees charged by our auditors for the 2007 and 2006 financial year.

Fee category in € m.	2007	2006
Audit fees	43	44
thereof to KPMG Germany	18	18
Audit-related fees	8	10
thereof to KPMG Germany	2	4
Tax fees	8	7
thereof to KPMG Germany	2	3
Total fees	**59**	**61**

For further information please refer to our Corporate Governance Report.

[43] SUBSEQUENT EVENTS

In 2008, financial markets have continued to experience the exceptionally difficult conditions that began in the second half of 2007, and which have been reflected in considerably lower volumes of business activity in the areas most directly affected. Among the principally affected areas in which the Group does business were the leveraged finance markets. In particular, deteriorating prices in these markets have made it likely that the value of the Group's leveraged lending commitments will require further write-downs if market conditions fail to improve. As of December 31, 2007, the Group had total exposures of € 36.2 billion in its Leveraged Finance business. The financial effect of potential further adjustments on the Group's 2008 results will depend on exposures and conditions at the respective balance sheet dates, and is therefore not estimable at this point in time.

[44] RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP

MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS

Until December 31, 2006, the Group prepared its consolidated financial statements in accordance with U.S. GAAP. The following sets out, by accounting topic, the main differences between the Group's U.S. GAAP accounting policies applied at that date and the IFRS accounting policies set out in Note [1].

U.S. GAAP	IFRS
CONSOLIDATION (A)	
Three models are used to assess consolidation status: voting rights, variable interest entities ('VIEs') and Qualifying Special Purpose Entities ('QSPEs'). Voting rights: Ownership of a majority voting interest (of over 50 %), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners. VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity's expected losses or residual returns, that is, the primary beneficiary. QSPE: A special purpose entity ('SPE') that qualifies as a QSPE is not consolidated.	For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered. A SPE is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE. There is no concept of a QSPE under IFRS.
LOAN ORIGINATION COSTS (B)	
All cost of the loan origination activities, for example, the costs of *evaluating a prospective borrower's financial condition*, which are deemed directly attributable to loan origination, using a per unit cost calculation, are deferred regardless of whether they are incremental or not.	Only those costs associated with loan origination activities which are directly attributable and incremental to the origination of a loan are deferred together with the related fees and thus, included in the calculation of the effective yield.
FAIR VALUE OPTION (C)	
The fair value option available in U.S. GAAP was never adopted as a U.S. GAAP policy for the Group reporting under U.S. GAAP.	Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition/on transition to IFRS where; — a measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases; — they are managed and their performance is evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or — they contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments. Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception. The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.
EQUITY METHOD INVESTMENTS (D)	
There is specific accounting guidance on limited partnerships and entities of similar nature. A 3-20 % or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an 'other than minor influence'.	There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50 % of voting rights including the consideration of potential voting rights.

U.S. GAAP	IFRS
DEFINITION OF A DERIVATIVE (E)	
Derivative contracts must have a notional and a mechanism to settle net or alternatively the derivative or the underlying asset is readily convertible to cash.	Derivative contracts are not required to have a mechanism to settle net to be classified as derivatives under IFRS.
HEDGE ACCOUNTING (P)	
Under U.S. GAAP, the entire term of the hedged item must be considered when assessing hedge effectiveness, not only for a portion of the hedged item's life. Where hedge accounting is achieved under IFRS but not under U.S. GAAP the hedge accounting has been reversed for U.S. GAAP.	IFRS permits more hedging relationships than U.S. GAAP. Under IFRS it is permitted to designate a derivative as hedging for only a portion of the time period to maturity of a hedged item in a fair value hedge.
LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)	
Loans held for sale are held at lower of cost or market value. Loan origination fees and costs are recognized upon disposal of the loan. Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.	There is no 'loans held for sale' classification. Loans with the intention to sell or securitize in the near term are classified as trading.
FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)	
EQUITY INVESTMENTS Equity securities that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments and carried at cost, less any other than temporary impairment.	Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale and are accounted for at fair value unless it can not be reliably determined.
AVAILABLE-FOR-SALE SECURITIES – TREATMENT OF FOREIGN EXCHANGE Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.	Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.
IMPAIRMENT OF ASSETS AVAILABLE FOR SALE Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.	Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.
INVESTMENT WITH A SALE RESTRICTION In general, investments with a sale restriction of more than one year are classified as other investments and carried at cost, less any other than temporary impairment. When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.	Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.
FINANCIAL ASSET DERECOGNITION (H)	
Derecognition of financial assets is primarily based on control. The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation. Special rules apply to accounting for repurchase and reverse repurchase agreements – a collateralization close to 100 % is required to preserve financing accounting.	Derecognition is based on risks and rewards. Control is only considered when substantially all risks and rewards have been neither transferred nor retained. The consolidated group has to be determined prior to applying the derecognition criteria. A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.

U.S. GAAP	IFRS
REAL ESTATE & LEASING (I)	
GAINS ON SALE AND LEASEBACK Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.	Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.
CONTINUING INVOLVEMENT IN SALE AND LEASEBACKS Any form of continuing involvement precludes sales accounting.	If continuing involvement exists, this needs to be considered when determining the classification of the lease arrangement.
IMPAIRMENT OF INVESTMENT PROPERTIES The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.	The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.
SHARE-BASED COMPENSATION (J)	
SHARE AWARDS – 'EARLY RETIREMENT' Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules were applied prospectively for awards granted after January 1, 2006.	Early retirement rules (accelerated amortization) are applied to all awards granted after November 7, 2002.
SHARE AWARDS – FORFEITURES Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required. Forfeitures were no longer accounted for on an actual basis from January 1, 2006.	The rules relating to expected forfeitures apply to all share awards granted after November 7, 2002.
PENSIONS (K)	
PENSIONS – ACCUMULATED ACTUARIAL GAINS AND LOSSES From December 31, 2006, any unrecognized gains/losses at year-end are reported as part of accumulated other comprehensive income ('OCI'). The Group used the corridor method whereby actuarial gains and losses exceeding 10 % of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.	On transition the Group recognized all cumulative actuarial gains and losses in shareholders' equity in accordance with the transitional provisions of IFRS 1. Since transition, the corridor approach is used for actuarial gains and losses.
PENSIONS – LONG-TERM EMPLOYEE BENEFITS No specific valuation rules apply.	Long-Term Employee Benefits are required to be valued using actuarial methods.
DERIVATIVES ON DEUTSCHE BANK SHARES (L)	
Put and call options indexed to Deutsche Bank shares which are physically settled are classified as derivatives.	Put and call options indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amount recognizing interest expense in accordance with the effective interest rate method.

U.S. GAAP	IFRS
TAX (O)	
DEFERRED TAX ON SHARE-BASED COMPENSATION	
If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period (e.g. with delivery of the shares).	
The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in additional paid-in capital ('APIC'), and shortfalls are recognized through the income statement.	In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.
Any credit to APIC is conditional upon the tax-paying position of the respective entity/tax group.	As IFRS allows for recognition of the expected future tax deduction a credit to APIC would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.
Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.	Possibilities to offset shortfalls against excess tax benefits are limited.
DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES	
The impact of changes in tax rate/tax law are included in net income even if the original deferred taxes have been recognized in equity.	Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.

The following tables show reconciliations from U.S. GAAP to IFRS for the income statement for the year ended December 31, 2006, the consolidated balance sheets as of January 1, 2006 and December 31, 2006 and the impacts on shareholders' equity as of January 1, 2006 and December 31, 2006.

As the consolidated financial statements for the year ending December 31, 2007 were prepared, a number of adjustments relating to the 2006 transition year were identified and applied to the previously unaudited IFRS financial information that was presented in the Group's Transition Report (which was published on April 19, 2007) and subsequent Interim Reports. These adjustments were limited to the balance sheet and had no effect on net income. These adjustments are indicated below and reflected in the following reconciliation tables. These adjustments should be considered when referring to the Transition Report for interim periods.

— shareholders' equity as of the transition date of January 1, 2006 increased by € 91 million;
— total assets and total liabilities each increased by € 17.5 billion as of January 1, 2006 and by € 12.7 billion as of December 31, 2006, and there were similar effects as of each interim quarter end; and
— several reclassification adjustments between asset and liability categories were made, all of which did not exceed € 16 billion in any category or period affected.

Both the gross-up of assets and liabilities and the reclassifications between asset and liability categories were driven by the consolidation of certain securitization vehicles.

INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

U.S.GAAP/IFRS RECONCILIATIONS

Consolidated Statement of Income	U.S. GAAP	Reclassification						Revaluation
			Consolidation	Loan origination costs	Fair value option	Equity method investments	Definition of a derivative	Hedge Accounting
in € m.			(A)	(B)	(C)	(D)	(E)	(P)
Year ended Dec 31, 2006								
Interest revenues	55,217	572	2,203	91	–	3	–	–
Interest expense	48,298	630	2,245	–	–	–	–	–
Net interest income	**6,919**	**(57)**	**(42)**	**91**	**–**	**3**	**–**	**–**
Provision for loan losses	330	(330)						
Net interest income after provision for loan losses	**6,589**	**(6,589)**						
Provision for credit losses		268	(3)	–	(1)	–	–	–
Net interest income after provision for credit losses		**6,594**	**(38)**	**91**	**1**	**3**	**–**	**–**
Commissions and fees from fiduciary activities	3,995	(3,995)						
Commissions, broker's fees, markups on securities underwriting and other securities activities	5,019	(5,019)						
Fees for other customer services	2,530	(2,530)						
Commissions and fee income		11,123	76	–	–	–	–	–
Trading revenues, net	8,247	(8,247)						
Net gains (losses) on financial assets/liabilities at fair value through profit or loss		9,061	53	–	(44)	(11)	61	–
Net gains on securities available for sale	407	(407)						
Net gains (losses) on financial assets available for sale	–	582	2	–	–	1	(1)	–
Net income (loss) from equity method investments	512	(53)	(27)	–	–	(19)	–	–
Other revenues	709	(473)	24	32	85	–	6	–
Total noninterest revenues	**21,419**	**41**	**127**	**32**	**41**	**(29)**	**66**	**–**
Compensation and benefits	12,649	–	–	154	–	–	–	–
Occupancy expense of premises	1,020	(1,020)						
Furniture and equipment	157	(157)						
IT costs	1,586	(1,586)						
Professional service fees	1,202	(1,202)						
Communication and data services	634	(634)						
Other expenses	2,412	(2,412)						
General and administrative expenses		6,982	57	4	–	–	–	–
Policyholder benefits and claims		67						
Impairment of intangible assets	31	–	–	–	–	–	–	–
Restructuring activities	192	–	–	–	–	–	–	–
Total noninterest expenses	**19,883**	**37**	**57**	**157**	**–**	**–**	**–**	**–**
Income before income tax expense	8,125	8	32	(34)	42	(26)	66	–
Income tax expense	2,186	–	(10)					
Reversal of 1999/2000 credits for tax rate changes	(1)	–	–					
Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–	–
Net income	**5,986**	**8**	**41**					
Net income attributable to minority interest	–	9	–	–	–	–	–	–
Net income attributable to Deutsche Bank's shareholders	5,986	–	41	(34)	42	(26)	66	–

by accounting topic											IFRS
Loans held for sale reclassified to trading	Financial assets available for sale	Financial asset derecognition	Real estate & leasing	Share-based compensation	Pensions	Derivatives on Deutsche Bank shares	Currency translation adjustments	Other	Tax	Total revaluation	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
(4)	–	132	–	–	–	–	–	28	32	2,486	58,275
(1)	–	64	(1)	–	–	19	–	–	13	2,339	51,267
(3)	–	68	1	–	–	(19)	–	28	19	146	7,008
–	–	1	–	–	–	–	–	34	–	30	298
(3)	–	68	1	–	–	(19)	–	(5)	19	116	6,710
1	–	(4)	–	–	–	–	–	–	–	72	11,195
(48)	(35)	(65)	–	–	–	(75)	1	(7)	–	(169)	8,892
–	7	–	–	–	–	–	–	–	–	9	591
–	–	–	–	–	–	–	2	3	–	(40)	419
–	(16)	22	(7)	–	–	–	(1)	11	–	153	389
(47)	(45)	(47)	(7)	–	–	(75)	2	8	–	26	21,486
–	–	–	–	(232)	(73)	–	–	–	–	(151)	12,498
–	2	1	11	–	–	–	–	13	–	87	7,069
											67
–	–	–	–	–	–	–	–	–	–	–	31
–	–	–	–	–	–	–	–	–	–	–	192
–	2	1	11	(232)	(73)	–	–	13	–	(63)	19,857
(50)	(46)	20	(17)	232	73	(94)	2	(11)	19	206	8,339
									84	74	2,260
									1	1	–
–	–	–	–	(68)	(8)	–	–	–	30	(46)	–
									(37)	65	6,079
–	–	–	–	–	–	–	–	–	–	–	9
(50)	(46)	20	(17)	163	65	(94)	2	(11)	(37)	84	6,070

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassification	Revaluation					
				Consolidation	Loan origination costs	Fair value option	Equity method investments	Definition of a derivative	Hedge Accounting
in € m.				(A)	(B)	(C)	(D)	(E)	(P)
Balance at January 1, 2006									
Cash and due from banks	6,571	–	–	297	–	–	–	–	–
Interest-earning deposits with banks	11,963	–	–	160	–	–	–	–	–
Central bank funds sold and securities purchased under resale agreements	130,993	35,240	(149,680)	–	–	–	–	–	–
Securities borrowed	101,125	16,322	(64,083)	–	–	–	–	–	–
Trading assets	448,393		(448,393)						
Financial assets at fair value through profit or loss		313,717	689,321	22,998	–	(163)	1	55	–
Securities available for sale	21,675		(21,675)	–	–	–	–	–	–
Financial assets available for sale		7	23,536	9,753	–	–	60	–	–
Other investments	7,382		(7,382)						
Equity method investments		–	4,607	(60)	–	–	12	–	–
Loans	151,355	–	(283)	12,579	(266)	–	–	–	–
Premises and equipment	5,079	(97)	(1,798)	44	–	–	–	–	–
Goodwill	7,045		(7,045)						
Other intangible assets, net	1,198		(1,198)						
Intangible assets		–	8,340	1	–	–	–	–	–
Other assets	99,382	42,676	(29,657)	1,333	(6)	–	–	–	–
Income tax assets		–	5,390	119	–	–	–	–	–
Total assets	**992,161**	**407,865**	**–**	**47,222**	**(272)**	**(163)**	**73**	**55**	**–**
Deposits	380,787	–	(1,089)	(568)	–	–	–	–	–
Central bank funds purchased and securities sold under repurchase agreements	143,524	51,561	(108,386)	–	–	–	–	–	–
Securities loaned	24,581	–	(411)	–	–	–	–	–	–
Trading liabilities	194,347		(194,347)						
Financial liabilities at fair value through profit or loss		314,548	317,117	14,994	–	261	–	63	–
Other short-term borrowings	20,549	–	20	23,214	–	–	–	–	–
Other liabilities	81,377	41,756	(10,832)	1,055	(12)	(18)	–	1	–
Provisions		–	2,336	(3)	–	(2)	–	–	–
Income tax liabilities		–	6,893	227	–	–	–	–	–
Long-term debt	113,554	–	(11,118)	3,726	–	–	–	–	(55)
Trust preferred securities	–	–	(706)	4,628	–	–	–	–	–
Obligation to purchase common shares	3,506	–	–	–	–	–	–	–	–
Total liabilities	**962,225**	**407,865**	**(623)**	**47,272**	**(12)**	**240**	**–**	**63**	**(55)**
Common shares, no par value, nominal value of € 2.56	1,420	–	–	–	–	–	–	–	–
Additional paid-in capital	13,793	–	–	–	–	–	–	–	–
Retained earnings	22,628	–	–	(93)	(260)	(285)	12	(8)	55
Common shares in treasury, at cost	(3,368)	–	–	–	–	–	–	–	–
Equity classified as obligation to purchase common shares	(3,506)	–	–	–	–	–	–	–	–
Accumulated other comprehensive income (loss)	(1,031)		1,031						
Net gains (losses) not recognized in the income statement, net of tax		–	(1,031)	42	–	(118)	61	–	–
Total shareholders' equity	**29,936**	**–**	**–**	**(51)**	**(260)**	**(403)**	**73**	**(8)**	**55**
Minority interest	–	–	624	–	–	–	–	–	–
Total equity	**29,936**	**–**	**624**	**(51)**	**(260)**	**(403)**	**73**	**(8)**	**55**
Total liabilities and equity	**992,161**	**407,865**	**–**	**47,222**	**(272)**	**(163)**	**73**	**55**	**–**

by accounting topic

Loans held for sale reclassified to trading (F)	Financial assets available for sale (G)	Financial asset derecognition (H)	Real estate & leasing (I)	Share-based compensation (J)	Pensions (K)	Derivatives on Deutsche Bank shares (L)	Currency translation adjustments (M)	Other (N)	Tax (O)	Total revaluation	IFRS
–	–	–	–	–	–	–	–	–	–	298	6,869
–	–	–	–	–	–	–	–	–	–	160	12,123
–	–	–	–	–	–	–	–	–	–	–	16,553
–	–	–	–	–	–	–	–	–	–	–	53,364
44	–	1,907	–	–	–	(357)	–	15	–	24,497	1,027,535
–	–	–	–	–	–	–	–	–	–	–	–
–	263	(564)	–	–	–	–	–	1	–	9,513	33,055
–	–	–	–	–	–	–	–	(5)	–	(53)	4,554
–	(2)	2,094	–	–	–	–	–	(1)	(67)	14,338	165,411
–	–	–	–	–	–	–	–	1	–	44	3,228
–	–	–	–	–	–	–	–	–	–	1	8,341
–	–	(595)	(74)	–	(909)	–	–	–	–	(253)	112,148
–	–	–	–	–	–	–	–	–	741	860	6,250
44	261	2,842	(74)	–	(909)	(357)	–	11	674	49,405	1,449,431
–	–	4,849	–	–	–	–	–	–	–	4,281	383,979
–	–	–	–	–	–	–	–	–	–	–	86,699
–	–	(161)	–	–	–	–	–	–	–	(160)	24,010
–	–	(407)	–	–	–	(220)	–	–	–	14,688	646,353
–	–	(106)	–	–	–	–	–	–	–	23,108	43,677
(3)	–	204	(136)	50	133	–	–	6	–	1,281	113,482
–	2	–	–	–	–	–	–	–	–	(3)	2,333
–	–	–	–	–	–	–	(36)	–	(460)	(269)	6,824
–	–	(1,499)	–	–	–	(1)	–	–	–	2,171	104,606
–	–	–	–	–	–	–	–	–	–	4,627	3,921
–	–	–	–	–	–	943	–	–	–	943	4,449
(3)	2	2,880	(136)	50	133	722	(36)	6	(460)	50,667	1,420,133
–	–	–	–	–	–	–	–	–	–	–	1,420
–	–	–	–	493	–	(94)	–	–	272	671	14,464
47	(2)	(39)	62	(543)	(1,058)	(41)	(1,344)	6	(1,281)	(4,772)	17,856
–	–	–	–	–	–	–	–	–	–	–	(3,368)
–	–	–	–	–	–	(943)	–	–	–	(943)	(4,449)
–	261	–	–	–	14	–	1,380	(1)	2,143	3,782	2,751
47	259	(39)	62	(50)	(1,042)	(1,078)	36	5	1,133	(1,262)	28,674
–	–	–	–	–	–	–	–	–	–	–	624
47	259	(39)	62	(50)	(1,042)	(1,078)	36	5	1,133	(1,262)	29,298
44	261	2,842	(74)	–	(909)	(357)	–	11	674	49,405	1,449,431

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassification	Revaluation					
				Consolidation	Loan origination costs	Fair value option	Equity method investments	Definition of a derivative	Hedge Accounting
in € m.				(A)	(B)	(C)	(D)	(E)	(P)
Balance at Dec. 31, 2006									
Cash and due from banks	7,009	(4)	–	3	–	–	–	–	–
Interest-earning deposits with banks	19,470	–	–	(279)	–	–	–	–	–
Central bank funds sold and securities purchased under resale agreements	138,763	34,342	(159,532)	–	–	–	–	–	–
Securities borrowed	108,266	16,897	(82,220)	–	–	–	–	–	–
Trading assets	516,839		(516,839)						
Financial assets at fair value through profit or loss		300,752	778,513	25,590	–	(113)	(10)	89	–
Securities available for sale	22,054		(22,054)	–	–	–	–	–	–
Financial assets available for sale		–	28,263	9,355	–	–	89	–	–
Other investments	5,357		(5,357)						
Equity method investments		–	2,627	(85)	–	–	(1)	–	–
Loans	168,134	–	(7,383)	16,786	(292)	–	–	–	–
Premises and equipment	4,149	(67)	(886)	45	–	–	–	–	–
Goodwill	7,144		(7,144)						
Other intangible assets, net	1,267		(1,267)						
Intangible assets		50	8,561	1	–	–	–	–	–
Other assets	127,778	53,499	(41,033)	536	(10)	–	–	5	–
Income tax assets		–	5,751	83	–	–	–	–	–
Total assets	**1,126,230**	**405,468**	–	**52,035**	**(301)**	**(113)**	**78**	**94**	–
Deposits	408,782	–	(1,252)	(898)	–	–	–	–	–
Central bank funds purchased and securities sold under repurchase agreements	187,129	51,239	(136,167)	–	–	–	–	–	–
Securities loaned	23,240	–	(869)	–	–	–	–	–	–
Trading liabilities	218,854		(218,854)						
Financial liabilities at fair value through profit or loss		300,834	382,803	12,397	–	139	–	34	–
Other short-term borrowings	19,793	–	172	28,566	–	–	–	–	–
Other liabilities	99,872	53,395	(9,888)	626	(6)	2	–	–	–
Provisions		–	1,768	(1)	–	(3)	–	–	–
Income tax liabilities		–	6,646	158	–	–	–	–	–
Long-term debt	132,485	–	(24,972)	6,114	–	–	–	–	(55)
Trust preferred securities	–	–	(304)	5,075	–	–	–	–	–
Obligation to purchase common shares	3,457	–	–	–	–	–	–	–	–
Total liabilities	**1,093,422**	**405,468**	**(717)**	**52,038**	**(6)**	**138**	–	**34**	**(55)**
Common shares, no par value, nominal value of € 2.56	1,343	–	–	–	–	–	–	–	–
Additional paid-in capital	14,424	–	–	–	–	–	–	–	–
Retained earnings	25,069	–	–	(86)	(295)	(250)	(14)	61	55
Common shares in treasury, at cost	(2,378)	–	–	–	–	–	–	–	–
Equity classified as obligation to purchase common shares	(3,457)	–	–	–	–	–	–	–	–
Accumulated other comprehensive income (loss)	(2,193)		2,193						
Net gains (losses) not recognized in the income statement, net of tax		–	(2,193)	84	–	(1)	92	–	–
Total shareholders' equity	**32,808**	–	–	**(2)**	**(295)**	**(251)**	**78**	**61**	**55**
Minority interest	–	–	717	–	–	–	–	–	–
Total equity	**32,808**	–	**717**	**(2)**	**(295)**	**(251)**	**78**	**61**	**55**
Total liabilities and equity	**1,126,230**	**405,468**	–	**52,035**	**(301)**	**(113)**	**78**	**94**	–

by accounting topic

Loans held for sale reclassified to trading	Financial assets available for sale	Financial asset derecognition	Real estate & leasing	Share-based compensation	Pensions	Derivatives on Deutsche Bank shares	Currency translation adjustments	Other	Tax	Total revaluation	IFRS
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
–	–	–	–	–	–	–	–	–	–	3	7,008
–	–	–	–	–	–	–	–	7	–	(271)	19,199
–	–	692	–	–	–	–	–	–	–	692	14,265
–	–	–	–	–	–	–	–	–	–	–	62,943
(2)	–	52	–	–	–	(225)	–	3	–	25,385	1,104,650
–	–	–	–	–	–	–	–	–	–	–	–
–	331	–	–	–	–	–	–	–	–	9,775	38,037
–	–	–	–	–	–	–	–	–	–	(86)	2,541
(3)	(1)	1,342	–	–	–	–	–	(10)	(50)	17,773	178,524
–	–	–	–	–	–	–	–	–	–	45	3,241
–	–	–	–	–	–	–	–	–	–	1	8,612
(10)	–	(1,582)	(80)	–	(82)	–	–	–	–	(1,224)	139,021
–	–	–	–	–	–	–	–	–	618	701	6,452
(14)	330	504	(80)	–	(82)	(225)	–	–	568	52,795	1,584,493
–	–	5,283	–	–	–	–	–	–	–	4,386	411,916
–	–	–	–	–	–	–	–	–	–	(1)	102,200
–	–	(1,396)	–	–	–	–	–	–	–	(1,397)	21,174
–	–	(1,379)	–	–	–	(209)	–	–	–	10,981	694,819
–	–	(98)	–	–	–	–	–	–	–	28,468	48,433
(6)	–	335	(125)	36	86	–	–	6	1	951	144,129
–	3	–	–	–	–	–	–	–	–	–	1,768
–	–	–	–	–	–	–	(36)	–	(450)	(328)	6,318
–	–	(2,220)	–	–	–	–	–	–	–	3,841	111,363
–	–	–	–	–	–	–	–	–	–	5,075	4,771
–	–	–	–	–	–	870	–	–	–	870	4,327
(9)	3	525	(125)	36	86	660	(36)	6	(449)	52,846	1,551,018
–	–	–	–	–	–	–	–	–	–	–	1,343
–	–	–	–	344	–	(4)	–	–	482	822	15,246
(3)	(56)	(20)	45	(380)	(968)	(32)	(1,328)	(5)	(1,343)	(4,618)	20,451
–	–	–	–	–	–	–	–	–	–	–	(2,378)
–	–	–	–	–	–	(850)	–	–	–	(850)	(4,307)
(3)	383	–	–	–	798	–	1,364	(1)	1,878	4,595	2,403
(8)	327	(20)	45	(36)	(168)	(886)	36	(6)	1,017	(51)	32,758
–	–	–	–	–	–	–	–	–	–	–	717
(8)	327	(20)	45	(36)	(168)	(886)	36	(6)	1,017	(51)	33,475
(14)	330	504	(80)	–	(82)	(225)	–	–	568	52,795	1,584,493

Confirmations

03 //

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Deutsche Bank Aktiengesellschaft, comprising the balance sheet, the income statement, the statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2007 to December 31, 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB (German Commercial Code) are the responsibility of Deutsche Bank Aktiengesellschaft's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 10, 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 4, 2008

Josef Ackermann

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Report of the Supervisory Board

For banks, 2007 was a year of great challenges. The global financial system was put to a serious test by the turbulence on the U.S. mortgage market. In this difficult environment, Deutsche Bank achieved good results, which confirms our successful implementation of the bank's strategy, the continued appropriateness of our business model and the bank's effective system of corporate governance. The Management Board and our staff made an important contribution to this sucesss. We would like to thank them very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Between meetings, the Management Board kept us informed in writing of important matters. Resolutions were passed by circulation procedure, when necessary between the meetings. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board.

As our five-year term of office comes to a close upon conclusion of the General Meeting on May 29, 2008, we are optimistic about the future. We are convinced that Deutsche Bank is well positioned to continue its success. In this context, leveraging the potential of our global platform has a high priority. To this end, the bank intends to continue to consistently invest in its core businesses, through measures resulting in organic growth, but also through targeted complementary acquisitions. We intend to further expand PCAM, our Private Clients and Asset Management Group Division, which delivers stable contributions to our earnings even in a volatile market environment, as well as our already well positioned investment banking platform. Synergies between the business divisions will be leveraged further. Additionally, the bank will maintain its strict discipline on costs, risks, capital and regulatory compliance.

MEETINGS OF THE SUPERVISORY BOARD

The Supervisory Board held five meetings in the 2007 financial year.

At the first meeting of the year on January 31, 2007, we discussed the development of business in 2006, the key figures of the Annual Financial Statements for 2006, the dividend proposal and the corporate planning for the years 2007 to 2009. Furthermore, we discussed Dr. von Heydebreck's succession and resolved to transfer his responsibilities to the other members of the Management Board after his departure from the Management Board upon the conclusion of the Ordinary General Meeting 2007.

At the financial statements meeting on March 21, 2007, chaired by Dr. Eick, Chairman of the Audit Committee, we approved the Annual Financial Statements for 2006, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed. The adjustment of the Supervisory Board compensation was discussed in detail, and the resolution proposals for the Agenda of the General Meeting 2007 were approved. In addition, we obtained extensive information on the Group's risk management.

On the evening before the General Meeting, we discussed the current developments in connection with the General Meeting's Agenda items and the announced counterproposals. As necessary, resolutions were approved. Furthermore, subject to the General Meeting's confirmation of his election to the Supervisory Board, Dr. Börsig was re-elected its Chairman until the conclusion of the Supervisory Board's term of office.

At the meeting on July 31, 2007, we reviewed the development of the bank's business in the first half of 2007. The current situation on the credit markets was discussed in detail. Furthermore, the development of business in connection with the larger company acquisitions over the last two years was examined, along with the reasons for deviations from the original planning. The Management Board informed us of the acquisition and disposal of participations that do not require the Supervisory Board's approval according to section 13 paragraph 1 d) of the Articles of Association.

At the last meeting of the year on October 30, 2007, discussions focused in detail on the development of business during the first nine months and, in particular, on the current risk situation as well as the bank's further strategic development with the corresponding targets and planned measures. Based on supplements to the German Corporate Governance Code approved by the Government Commission in June 2007, we established a Nomination Committee and resolved amendments to the terms of reference of the Supervisory Board, its committees and the Management Board as well as changes to the Management Board's Business Allocation Plan. Furthermore, we discussed the Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2007

THE COMMITTEES OF THE SUPERVISORY BOARD

The Chairman's Committee met four times during the reporting period. At its meetings, the Committee primarily addressed matters relating to the Management Board. This involved, above all, the determination of the variable compensation components for the Management Board for the year 2007 as well as issues in connection with the long-term succession planning for the Management Board. In addition, it prepared resolutions for the Supervisory Board and discussed the new structure of the Supervisory Board's compensation. Where required, the Committee gave its approval to Management Board members accepting directorships at other companies. Furthermore, it discussed the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks. The Committee also extensively focused on the risk situation and developments in the U.S. mortgage market and their impacts. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met seven times last year. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2007 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. It discussed, in detail, the regulations of the Sarbanes-Oxley Act relating to the implementation of the internal control system and regularly received progress reports on this. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit as well as on legal and reputational risks. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. Furthermore, at an extraordinary meeting, the Audit Committee discussed the transition in accounting from U.S. Generally Accepted Accounting Principles (U.S. GAAP) to International Financial Reporting Standards (IFRS). Also, at its last meeting of the year, the Committee requested the Management Board and the auditor to present the planned audit areas of focus for the Annual Financial Statements 2007 and financial reporting according to IFRS, fair value accounting, accounting treatment of loan commitments as well as consolidated and non-consolidated special purpose entities.

The Nomination Committee established on October 30, 2007 met for the first time in December 2007. It analyzed the current composition of the shareholder representatives' side of the Supervisory Board and defined the requirements for the future composition of the shareholder representatives' side. Furthermore, it commissioned an external consulting firm operating internationally to assist in the search for qualified candidates for the Supervisory Board.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2007.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

CORPORATE GOVERNANCE

The implementation of the new recommendations and suggestions of the German Corporate Governance Code was discussed at several meetings of the Supervisory Board, Chairman's Committee and Audit Committee. The Supervisory Board resolved to take up the recommendation of the Code and to establish a Nomination Committee. It comprises three shareholder representatives and is responsible for preparing the full Supervisory Board's proposals for the General Meeting's election of the shareholder representatives and for preparing appointments by the court. This task was previously allocated to the Chairman's Committee. Furthermore, responsibility for handling issues of compliance has been clearly assigned to the Audit Committee. The terms of reference of the Supervisory Board and its committees were adjusted correspondingly.

The compensation of the Supervisory Board was readjusted by resolution of the General Meeting 2007 in accordance with the requirements of the German Corporate Governance Code. Additional information on the structure of the new remuneration system and on the individual compensation of the Supervisory Board members is published in the Compensation Report on pages 44 ff.

In October 2007, it was resolved to carry out another review of the Supervisory Board's efficiency at the end of its term of office. A company-specific questionnaire was drawn up for this and sent to all Supervisory Board members at the end of 2007. The responses showed that suggestions and measures that had been proposed during the last efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The results were discussed in detail at today's meeting of the Supervisory Board.

Meetings of the Supervisory Board without the Management Board, i.e. "executive sessions", took place on several occasions.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members.

In accordance with the regulations of the Management Board's Terms of Reference, the Management Board, in agreement with the Chairman of the Supervisory Board, appointed Dr. Bänziger to succeed Dr. von Heydebreck as the bank's Corporate Governance Officer, effective with the conclusion of the General Meeting on May 24, 2007.

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2006, was reissued at the meeting of the Supervisory Board on October 30, 2007.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 30, 2007, can be found in the Financial Report on pages 260 ff. and on our Internet website at www.deutsche-bank.com. The terms of reference of the Supervisory Board and its committees as well as of the Management Board are also published there.

CONFLICTS OF INTEREST AND THEIR HANDLING

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on the Chairman's Committee's resolution determining the variable compensation components for the Management Board for the financial year 2006 to the extent it related to him. In addition, Dr. Börsig did not participate in the Audit Committee and Supervisory Board discussions and resolutions to establish the Annual Financial Statements 2006. For this agenda item, the Supervisory Board meeting was chaired by Dr. Eick. Dr. Börsig did not participate in one resolution taken by written circulation as it involved his activities as a former member of the Management Board. The circulation procedure was carried out under the direction of Mr. Todenhöfer.

LITIGATION

As in the preceding years, the Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. Also the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004, 2005, 2006 and 2007 were regularly and comprehensively discussed, along with possible consequences. Dr. Börsig's election as member of the Supervisory Board by the General Meeting on June 1, 2006, was confirmed by the General Meeting on May 24, 2007, after the Frankfurt District Court had declared the election void in the first instance.

Furthermore, we obtained reports on a regular basis concerning important lawsuits.

ANNUAL FINANCIAL STATEMENTS

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2007 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2007. The audits led in each case to an unqualified opinion. We agreed with the results of these audits after an inspection of the auditors' reports as well as extensive discussion, in accordance with the Audit Committee's recommendation.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the Management Board's proposal for the appropriation of profits and with the payment of a dividend of € 4.50 per no par value share entitled to dividend payment.

PERSONNEL ISSUES

Dr. von Heydebreck left the Management Board with effect from the conclusion of the General Meeting on May 24, 2007. His tasks and functional responsibilities were assumed by the other members of the Management Board. Mr. Lamberti is responsible for Human Resources, including the tasks of Deutsche Bank's Labour Director. In addition to his previous tasks, Dr. Ackermann took on functional responsibility for the Corporate Social Responsibility area, Dr. Bänziger the Legal and Compliance areas, and Mr. Di Iorio the Internal Audit area. We thank Dr. von Heydebreck for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. Mr. Krause became a member of the Board of Management of BMW AG in May 2002, served as Chief Financial Officer until September 2007 and subsequently had functional responsibility for Sales and Marketing. As a member of the Management Board of Deutsche Bank AG, Mr. Krause will take on the responsibilities of Chief Financial Officer with effect from Mr. Di Iorio's retirement on October 1, 2008.

There were no changes in the composition of the Supervisory Board during 2007.

Frankfurt am Main, March 19, 2008
The Supervisory Board

Dr. Clemens Börsig
Chairman

Corporate Governance Report

04 //

Corporate Governance Report

MANAGEMENT BOARD AND SUPERVISORY BOARD

MANAGEMENT BOARD

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

On May 24, 2007 Dr. Tessen von Heydebreck left the Management Board. His responsibilities were taken over by the remaining members of the Management Board. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2007, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

DR. JOSEF ACKERMANN
Age: 59
First Appointed: 1996
Term Expires: 2010

Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board and Chairman of our Group Executive Committee. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman) and a member of the International Advisory Council of Zurich Financial Services Group (since January 2007). Until April 2007, he was a member of the Supervisory Board of Bayer AG.

DR. HUGO BÄNZIGER
Age: 51
First Appointed: 2006
Term Expires: 2009

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer and a member of the Group Executive Committee. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zürich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.

Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.

ANTHONY DI IORIO
Age: 64
First Appointed: 2006
Term Expires: 2008

Anthony Di Iorio became member of our Management Board on May 4, 2006. He is our Chief Financial Officer and a member of the Group Executive Committee. He joined Deutsche Bank in April 2001 as Head of Corporate Center Controlling and shortly thereafter became the Group Controller, based in Frankfurt.

Mr. Di Iorio began his professional career with KPMG. Joining as a member of their audit department in New York, he later moved to the management consulting unit and was ultimately responsible for the financial institutions advisory practice in the Midwest region of the United States, based in Chicago. His career in the financial services industry includes positions at Goldman Sachs & Co. (serving in several capacities in the finance function, ultimately as Co-Controller, based in New York), Bank of America (then: Nationsbank, Chief Financial Officer of the Trading & Sales and Corporate Finance businesses, based in Charlotte, North Carolina), and PaineWebber Group (joining as Executive Vice President in New York, ultimately Chairman/Chief Executive Officer of PaineWebber International, Ltd., based in London).

Mr. Di Iorio holds a Bachelor of Business Administration from Iona College and a Master of Business Administration from Columbia University and qualified as a Certified Public Accountant in New York.

HERMANN-JOSEF LAMBERTI
Age: 51
First Appointed: 1999
Term Expires: 2009

Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer and a member of the Group Executive Committee. He joined us in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Deutsche Börse AG, BVV Versicherungsverein (since June 2007), BVV Versicherungskasse (since June 2007), EADS N.V. (since October 2007) and Carl Zeiss AG, and he was a member of the Supervisory Board of Fiat S.p.A. until July 2007.

GROUP EXECUTIVE COMMITTEE

The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the Business Heads of our Group Divisions CIB and PCAM and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

— Provision of ongoing information to the Management Board on business developments and particular transactions;
— Regular review of our business segments;
— Consultation with and furnishing advice to the Management Board on strategic decisions; and
— Preparation of decisions to be made by the Management Board.

SUPERVISORY BOARD

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. On the basis of recommendations by the Chairman's Committee, the Supervisory Board regularly discusses and reviews the structure of the Management Board's compensation system. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance)

The following table shows information on the current members of our Supervisory Board. Most of the members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. As described further below, a number of the current members were originally appointed by a court or elected by subsequent General Meetings to fill vacancies created by members who left the Supervisory Board, or had been designated as the substitute for a departing member. The information includes their ages as of December 31, 2007, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other non-executive boards and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Clemens Börsig Age: 59 Appointed by the court: 2006 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Deutsche Lufthansa AG (until April 2008); Linde AG; Heidelberger Druckmaschinen AG (until March 2007); Foreign & Colonial Eurotrust Plc (until December 2007); Bayer AG (since April 2007); Daimler AG (since April 2007)
Dr. Karl-Gerhard Eick Age: 53 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the Board of Managing Directors of Deutsche Telekom AG, Bonn	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; Sireo Real Estate Asset Management GmbH (until December 2007); FC Bayern München AG; Corpus Immobiliengruppe GmbH & Co KG (since September 2007)
Heidrun Förster* Age: 60 First elected: 1993 Term expires 2008	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Chairperson of the Combined Staff Council Berlin of Deutsche Bank AG	
Ulrich Hartmann Age: 69 First elected: 2003 Term expires: 2008	Chairman of the Supervisory Board of E.ON AG, Düsseldorf	Deutsche Lufthansa AG; Hochtief AG (until July 2007); IKB Deutsche Industriebank AG (Chairman, until March 2008); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Henkel KGaA (member of the Shareholders' Committee)
Gerd Herzberg* Age: 57 Appointed by the court: 2006 Term expires: 2008	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Chairman); Vattenfall Europe AG
Sabine Horn* Age: 46 First elected: 1998 Term expires: 2008	Employee of Deutsche Bank AG, Frankfurt	
Rolf Hunck* Age: 62 First elected: 2003 Term expires: 2008	Member of the management of PWM Germany of Deutsche Bank AG, Hamburg	Fibula Finanz AG; HCI Capital AG (until May 2007); Kühne-Stiftung, Switzerland
Sir Peter Job Age: 66 Appointed by the court: 2001 Term expires: 2008		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board, since January 2007)
Prof. Dr. Henning Kagermann Age: 60 First elected: 2000 Term expires: 2008	CEO of SAP AG, Walldorf	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation (since May 2007)
Ulrich Kaufmann* Age: 61 First elected: 1988 Term expires: 2008	Deutscher Bankangestellten-Verband, labor union for financial services providers	
Peter Kazmierczak* Age: 50 First elected: 2002 Term expires: 2008	Deputy Chairman of the Staff Council Deutsche Bank Ruhrgebiet-West	
Maurice Lévy Age: 65 First elected: 2006 Term expires: 2008	Chairman and CEO, Publicis Groupe S.A. Paris	Publicis Conseil SA (France); Publicis USA Holdings Inc. (until December 2007); Medias et Régies Europe SA (France); MMS USA Holdings, Inc.; Fallon Group, Inc.; Zenith Optimedia Group Ltd.
Henriette Mark* Age: 50 First elected: 2003 Term expires: 2008	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank AG	

Member	Principal occupation	Supervisory board memberships and other directorships
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 66 First elected: 2005 Term expires: 2008		Hochtief AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG; Koç Holding A.S. (since January 2008)
Gabriele Platscher* Age: 50 First elected: 2003 Term expires: 2008	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Pensionsfonds des Bankgewerbes AG (since November 2007)
Karin Ruck* Age: 42 First elected: 2003 Term expires: 2008	Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G; BVV Pensionsfonds des Bankgewerbes AG (since November 2007)
Dr. Theo Siegert Age: 60 Appointed by the court: 2006 Term expires: 2012	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	E.ON AG (since July 2007); ERGO AG; Merck KGaA; E. Merck OHG, (member of the Shareholders' Committee); DKSH Holding Ltd. (member of the Board of Administration)
Tilman Todenhöfer Age: 64 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (President of the Board of Administration); Carl Zeiss AG (Chairman); Schott AG (Chairman)
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 66 First elected: 2003 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Lufthansa AG, Cologne	Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG (Chairman); Voith AG; LP Holding GmbH (Chairman); Tetra Laval Group, Willy Bogner GmbH & Co. KGaA
Leo Wunderlich* Age: 58 First elected: 2003 Term expires: 2008	Chairman of the Group Staff Council of Deutsche Bank AG, Mannheim	

* Employee-elected member of the Supervisory Board.

Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. He was appointed member of the Supervisory Board by the court from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006 elected him for the remainder of the term of office of the Supervisory Board. Subsequently, the Supervisory Board reelected him as its Chairman. The General Meeting on May 24, 2007, confirmed this resolution, and the Supervisory Board elected him again as Chairman. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

STANDING COMMITTEES

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year.

CHAIRMAN'S COMMITTEE: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, and is responsible for deciding on the amount and structure of the Management Board members' compensation and entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held four meetings in 2007.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann.

NOMINATION COMMITTEE: In accordance with a new recommendation of the German Corporate Governance Code (No. 5.3.3), the Nomination Committee was formed on October 30, 2007. This Committee prepares the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held one meeting in 2007.

The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Ulrich Hartmann and Dr. Jürgen Weber.

AUDIT COMMITTEE: The Audit Committee reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The Head of Internal Audit reports to the Audit Committee several times during the year on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal controls and issues relating to the audit. At its meetings, reports are regularly presented on issues of compliance. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also "Principal Accountant Fees and Services" on pages 270-271 of the Corporate Governance Report). The Audit Committee held seven meetings in 2007.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Heidrun Förster, Sabine Horn, Rolf Hunck and Sir Peter Job.

RISK COMMITTEE: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2007.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Tilman Todenhöfer and Professor Dr. Heinrich von Pierer are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition to these four committees, the MEDIATION COMMITTEE, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2007.

The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Ulrich Hartmann and Henriette Mark.

The duties, responsibilities and procedures of the Chairman's Committee, the Risk Committee, the Audit Committee and the Nomination Committee are set out in separate terms of reference, which are available on our Internet website, along with the Terms of Reference of our Supervisory Board (www.deutsche-bank.de/corporate-governance).

COMPENSATION

For a description of the principles of our compensation system and the compensation for the Management Board and the Supervisory Board, please refer to our detailed Compensation Report on pages 44-50 of this document.

SHARE PLANS

For a description of our employee share programs, please refer to Note [31] to the consolidated financial statements.

REPORTING AND TRANSPARENCY

DIRECTORS' SHARE OWNERSHIP

MANAGEMENT BOARD. For the Directors' Share Ownership of the Management Board, please refer to our Compensation Report in the Management Report.

SUPERVISORY BOARD. As of February 29, 2008, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of shares	Number of share grants	Number of Derivatives	Number of options
Dr. Clemens Börsig[1]	124,834	49,674	–	–
Dr. Karl-Gerhard Eick	–	–	–	–
Heidrun Förster	585	10	–	–
Ulrich Hartmann	–	–	–	–
Gerd Herzberg	–	–	–	–
Sabine Horn	61	10	–	–
Rolf Hunck	–	10,869	2,000	200
Sir Peter Job	–	–	–	–
Prof. Dr. Henning Kagermann	–	–	–	–
Ulrich Kaufmann	85	–	–	100
Peter Kazmierczak	20	10	–	–
Maurice Lévy	–	–	–	–
Henriette Mark	368	10	–	100
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	–	–	–
Gabriele Platscher	729	–	–	–
Karin Ruck	94	8	–	100
Dr. Theo Siegert	–	–	–	–
Tilman Todenhöfer	300	–	–	–
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	–	–	–	–
Leo Wunderlich	702	10	–	200
Total	128,073	60,601	2,000	700

1 Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of 25 %.

As of February 29, 2008, the members of the Supervisory Board held 128,073 shares, amounting to less than 0.03 % of our shares issued on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [20] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

As listed in the "Number of Share Grants" column in the table, Dr. Clemens Börsig holds 49,674 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The share grants to Rolf

Hunck include 7,937 under the Restricted Equity Units Plan in connection with his employment with us, which are scheduled to be delivered to him in annual installments in August 2008, 2009, 2010 and 2011 and a further 2,922 shares granted under the DB Equity Units Plan, which are scheduled to be delivered to him in portions in February 2009, 2010, 2011 and 2012. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan 2007, and are scheduled to be delivered on November 1, 2008.

The derivatives reflected in the table were acquired by Rolf Hunck in February 2008 and include a discount certificate on Deutsche Bank shares.

The options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2002 generally have a strike price of € 55.39, can be exercised since January 2, 2005, and have an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24, can be exercised since January 2, 2006, and have an expiration date of December 11, 2009. All options are with respect to our ordinary shares.

RELATED PARTY TRANSACTIONS

For information on related party transactions please refer to Note [38].

AUDITING AND CONTROLLING

AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. As an audit committee financial expert, Dr. Karl Gerhard Eick is "independent" of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Dr. Clemens Börsig was Chief Financial Officer and Chief Risk Officer as well as member of our Management Board until May 3, 2006. Since May 4, 2006, he has been Chairman of the Supervisory Board and a member of the Audit Committee. All compensation payments for his position as Management Board member and as CFO/CRO were paid or determined before his appointment as member of the Supervisory Board and his election to the Audit Committee, or were determined without his involvement in the Chairman's Committee. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest. As an audit committee financial expert, he is "independent" as defined in Rule 10A-3 under the U.S. Securities Exchange Act.

CODE OF ETHICS

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions ("senior financial officers"). Currently at Deutsche Bank these are the Chairman of the Management Board, Chief Financial Officer and Head of Group Accounting as well as members of the Group Finance Committee. A copy of this Code of Ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. In 2007 no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board's recommendation on the selection of the principal accountants. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2006 and 2007 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2006 and 2007 financial years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two financial years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those financial years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning. These amounts exclude expenses and VAT.

Fee category in € m.	2007	2006
Audit fees	43	44
Audit-related fees	8	10
Tax-related fees	8	7
Total fees	**59**	**61**

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountants be pre-approved by our Audit Committee or must be pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In the financial years 2006 and 2007, the percentage of the total amount of revenue we paid to our principal accountants for non-audit services in the individual categories that were subject to such a waiver was less than 5 %.

COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE

DECLARATION OF CONFORMITY 2007

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 30, 2007. Since the last Declaration of Conformity dated October 31, 2006, Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members does not appear to be appropriate.

Deutsche Bank will act in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 14, 2007, published in the Bundesanzeiger on July 20, 2007, with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members thus does not appear to be appropriate.

The Declaration of Conformity dated October 30, 2007, and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

STATEMENT ON THE SUGGESTIONS OF THE GERMAN CORPORATE GOVERNANCE CODE

The General Meeting on May 24, 2007, elected Dr. Siegert as a new member of the Supervisory Board for 5 years, with the result that the suggestion of Code No. 5.4.6 was implemented for the first time. Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 14, 2007, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

Supplementary Information

05 //

Management Board

Josef Ackermann
Chairman

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Supervisory Board

Dr. Clemens Börsig
Chairman,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson,
Deutsche Bank Privat- und Geschäftskunden AG,
Berlin

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board of Management of Deutsche Telekom AG,
Cologne

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG,
Düsseldorf

Gerd Herzberg*
Deputy Chairman of ver.di Vereinte Dienstleistungs-gewerkschaft,
Hamburg

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr. Henning Kagermann
CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
Deutscher Bankangestellten-Verband, labor union for financial services providers, Ratingen

Peter Kazmierczak*
Deutsche Bank AG,
Herne

Maurice Lévy
Chairman and Chief Executive Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Dr. Theo Siegert
Managing Partner of de Haen Carstanjen & Söhne,
Düsseldorf

Tilman Todenhöfer
Managing Partner of Robert Bosch Industrie-treuhand KG,
Stuttgart

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber
Chairman of the Supervisory Board of Deutsche Lufthansa AG,
Hamburg

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* Elected by our employees' representatives in Germany

COMMITTEES

Chairman's Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

Mediation Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

Audit Committee
Dr. Karl-Gerhard Eick
Chairman

Dr. Clemens Börsig

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

Risk Committee
Dr. Clemens Börsig
Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Substitute Member

Tilman Todenhöfer
Substitute Member

Nomination Committee
since October 30, 2007

Dr. Clemens Börsig
Chairman

Ulrich Hartmann

Dipl.-Ing. E.h. Dr.-Ing. E.h.
Jürgen Weber

* Elected by our employees' representatives in Germany

European Advisory Board

Werner Wenning
– Chairman
Chairman of the Board of Managing Directors, Bayer AG, Leverkusen

Dr. Kurt Bock
Member of the Group Board, BASF Aktiengesellschaft, Ludwigshafen

Dr. Karl-Ludwig Kley
Chairman of the Executive Board and General Partner, Merck KGaA, Darmstadt

Francis Mer
Bourg-la-Reine

Alexey A. Mordashov
Chairman of the Board of Directors, Severstal; Director General, Company Severstal-Group, Cherepovets

Dr. h. c. August Oetker
General Partner, Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Kitzbühel

Dr. Bernd Pischetsrieder
Volkswagen AG, Wolfsburg

Dr. Wolfgang Reitzle
President and CEO, Linde AG, Munich

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board , J. M. Voith AG, Heidenheim

Håkan Samuelsson
President and CEO, MAN Aktiengesellschaft, Munich

Maria-Elisabeth Schaeffler
Partner and Chairman of the Supervisory Board, INA-Holding Schaeffler KG, Herzogenaurach

Jürgen R. Thumann
President, BDI – Federation of German Industries, Chairman of the Shareholders' Committee, Heitkamp & Thumann KG, Düsseldorf

Dr. Dieter Zetsche
Chairman of the Board of Management, Daimler AG, and Mercedes-Benz Cars Division, Stuttgart

Americas Advisory Board

Latin American Advisory Board

Mauricio Botelho
Former President and CEO,
Embraer, Brazil

Fernando Henrique Cardoso
Former President of the
Federative Republic of Brazil

Nicolás Eyzaguirre Guzmán
Former Minister of Finance of the
Republic of Chile

Enrique Iglesias
Secretary-General,
Ibero-American Conference

Pedro Pablo Kuczynski
Partner & Senior Advisor,
the Rohatyn Group;
former Prime Minister of Peru

Amalia Lacroze de Fortabat
Owner and President,
Grupo Fortabat, Argentina

Lynn Martin
President, Martin Hall Group;
former U.S. Secretary of Labor

Luis Pagani
President, Asociación Empresaria,
Argentina

Miguel Urrutia Montoya
Professor at the Universidad de
los Andes; former Governor of the
Central Bank of Colombia

Asia Pacific Advisory Board

Pham Thanh Binh
Chairman and CEO,
Vinashin, Vietnam

Robert E. Fallon
Former Chairman,
Korea Exchange Bank, Korea

Toru Hashimoto
Senior Advisor,
Deutsche Securities Inc., Japan

Nobuyuki Idei
Founder and CEO,
Quantum Leaps Corporation,
Japan

Dr. Tony Tan Keng Yam
Former Deputy Prime Minister and
Co-ordinating Minister for Security
and Defence of Singapore

Gang-Yon Lee
Chairman of the Board,
Korea Gas Corporation and
Senior Advisor to Lee International
IP & Law Group, Korea

Dr. David K.P. Li
Chairman and Chief Executive,
The Bank of East Asia, China

Dr. Li Qingyuan
Director-General, Office of Strategy
and Development Committee at the
Securities Regulatory Commission,
China

Subramaniam Ramadorai
CEO and Managing Director,
Tata Consultancy Services Limited,
India

Sofjan Wanandi
Chairman and CEO,
Gemala Group, Indonesia

Zhang Yunling
Professor of International Economics
at the Chinese Academy of Social
Science, China

Group Five-Year Record

	Data according to IFRS		Data according to U.S. GAAP[1]		
Balance Sheet in € m.	2007	2006	2005	2004	2003
Total assets	2,020,349	1,584,493	992,161	840,068	803,614
Loans, net	198,892	178,524	151,355	136,344	144,946
Liabilities[2]	1,981,883	1,551,018	961,603	813,616	775,065
Total shareholders' equity	37,044	32,758	29,936	25,904	28,202
Minority interest[3]	1,422	717	622	548	347
Tier 1 risk-based capital (BIS)	28,320	23,539	21,898	18,727	21,618
Total risk-based capital (BIS)	38,049	34,309	33,886	28,612	29,871

Income Statement in € m.	2007	2006	2005	2004	2003
Net interest income	8,849	7,008	6,001	5,182	5,847
Provision for credit losses[4]	612	298	350	307	1,063
Commissions and fee income	12,289	11,195	10,089	9,506	9,332
Net gains (losses) on financall assets/liabilities at fair value through profit or loss[5]	7,175	8,892	7,429	6,186	5,611
Other noninterest revenues	2,432	1,399	2,121	1,044	478
Total noninterest revenues	**21,896**	**21,486**	**19,639**	**16,736**	**15,421**
Compensation and benefits	13,122	12,498	10,993	10,222	10,495
General and administrative expenses[4,6]	7,954	7,069	7,366	6,681	6,759
Policyholder benefits and claims	193	67	52	260	110
Impairment of intangible assets	128	31	–	19	114
Restructuring activities	(13)	192	767	400	(29)
Total noninterest expenses[4,6]	**21,384**	**19,857**	**19,178**	**17,582**	**17,449**
Income before income tax expense[6,7]	**8,749**	**8,339**	**6,112**	**4,029**	**2,756**
Income tax expense (benefit)	2,239	2,260	2,039	1,437	1,327
Effect from the reversal of 1999/2000 credits for tax rate changes			544	120	215
Cumulative effect of accounting changes, net of tax			–	–	151
Net income[8]	**6,510**	**6,079**	**3,529**	**2,472**	**1,365**
Net income attributable to minority interest	36	9			
Net income attributable to Deutsche Bank shareholders	6,474	6,070			

Key figures	2007	2006	2005	2004	2003
Basic earnings per share	€ 13.65	€ 12.96	€ 7.62	€ 5.02	€ 2.44
Diluted earnings per share	€ 13.05	€ 11.48	€ 6.95	€ 4.53	€ 2.31
Dividends paid per share in period	€ 4.00	€ 2.50	€ 1.70	€ 1.50	€ 1.30
Return on average total shareholders' equity (post-tax)	18.0%	20.4%	12.5%	9.1%	4.7%
Pre-tax return on average shareholders' equity	24.3%	28.0%	21.7%	14.8%	9.5%
Cost/income ratio	69.6%	69.7%	74.7%	79.9%	81.8%
BIS core capital ratio (Tier 1)	8.6%	8.5%	8.7%	8.6%	10.0%
BIS capital ratio (Tier 1 + 2 + 3)	11.6%	12.5%	13.5%	13.2%	13.9%
Employees (full-time equivalent)	78,291	68,849	63,427	65,417	67,682

1 U.S. GAAP Balance Sheet, Income Statement and Key figures are only partially comparable with IFRS, presentation of U.S. GAAP Income Statement data was adjusted to IFRS definition.
2 Excluding minority interest
3 Minority interest is included in total equity under IFRS and included in other liabilities under U.S. GAAP.
4 For U.S. GAAP: Provision for off-balance sheet positions reclassified from General and administrative expenses to provisions for credit losses.
5 For U.S. GAAP: Trading revenues, net
6 For U.S. GAAP: Includes minority interest expense
7 For U.S. GAAP: Income before income tax expense and cumulative effect of accounting changes
8 For U.S. GAAP: Net income attributable to Deutsche Bank shareholders

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

1 Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → (Securitization).

Average Active Equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in → IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting.

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8 % and the minimum core capital ratio 4 %.

BIS
Bank for International Settlements domiciled in Basel.

Book value per share issued
Book value value per share issued is defined as shareholders' equity divided by the number of shares issued (both at period end).

Book value per basic share outstanding
Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks. Total capital consists of:
- core capital or Tier 1 capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier 2 capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Supplementary capital is limited to 100 % of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50 % of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Cash margin receivables/payables
Balances placed by/placed with Deutsche Bank at/by → broker-dealers and clearing organizations for clearing purposes.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Compensation ratio
Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Confidence level
In the framework of the → Value-at-risk concept it is the level of probability that the loss stated by the Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Derivatives
Financial instruments whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Deferred taxes
Income tax to be paid or received as a result of temporary differences between the carrying amounts in the financial accounts and the relevant tax base or the value of unused tax losses and unused tax credits. At the balance sheet date, deferred taxes do not yet represent actual amounts receivable or payable from or to tax authorities.

Earnings per share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence can be exercised. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties.

Financial assets available for sale
Non-derivatives financial assets that are designated as available for sale or are not classified as loans and receiveables or financial assets at fair value through profit and loss. They are reported in the balance sheet at their → Fair value. Changes in Fair value are generally reported in → Net gains/losses not recognized in the income statement in shareholders' equity. Impairments and realized gains and losses are reported in the consolidated statement of income.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards) / previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → Private equity.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities .

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.
Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Net gains (losses) not recognized in the income statement
Primarily includes unrealized gains and losses on foreign currency translation and on financial assets available for sale. These unrealized gains and losses are not included in net income but reported in net gains (losses) not recognized in the income statement in shareholders' equity.

Non-compensation ratio
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default
States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method
An accrued benefit valuation method, according to IAS 19, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Receivables/payables related to prime brokerage
Receivables/payables related to prime brokerage are amounts owed to/owed by Deutsche Bank from activities such as acting as settlement agent, custody provider, financing/funding provider and preparer of account statements for clients who are money managers, → hedge funds, market makers and other professional investors.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less minority interest, as a percentage of → average active equity.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year

Risk position according to BIS
The risk position according to → BIS is made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.

While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99 % → Confidence level and ten days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Sarbanes-Oxley-Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Target definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of Deutsche Bank core businesses.

Total recognized income and expense
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income recognized in the income statement and → Net gains (losses) not recognized in the income statement.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (for example cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 30 80
db.ir@db.com

Annual Review 2007 and Financial Report 2007 on the Internet:
www.deutsche-bank.com/07

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 26 March 2008 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2007 and Financial Report 2007.

Annual Review 2007
(German and English)

Financial Report 2007
(German and English)

Annual Report 2007 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2007
(German and English)

List of Mandates 2007
(German and English)

List of shareholdings 2007
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2007
(from May 2008 in German and English)

How to order:
- by e-mail to service-center@bertelsmann.de
- on the Internet at www.deutsche-bank.com/07
- by fax to +49 18 05 0 70 808
- by phone to +49 18 05 802 200
- by mail from
  arvato logistics services
  Bestellservice Deutsche Bank
  Gottlieb-Daimler-Straße 1
  D-33428 Harsewinkel
  Germany

FINANCIAL CALENDAR

2008	
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008
2009	
Feb 5, 2009	Preliminary results for the 2008 financial year
Mar 24, 2009	Annual Report 2008 and Form 20-F
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 26, 2008

By: ______________________
Name: Martin Edelmann
Title: Managing Director

By: ______________________
Name: Mathias Otto
Title: Managing Director and Senior Counsel

END